As filed with the U.S. Securities and Exchange Commission on August 14, 2014

Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Product Shipping Limited
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

c/o Empire Navigation Inc.
88 Vouliagmenis Avenue
Elliniko
16777, Greece
+30 211 10 24 000
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
Tel.: (212) 590-9338
(Name, address and telephone number of agent for service)

Copies to:
Allan D. Reiss Finnbarr D. Murphy Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 Tel.: (212) 309-6000 Fax: (212) 309-6001	Andrew J. Pitts D. Scott Bennett Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Tel.: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.01 par value per share	$100,000,000	$12,880

(1)
Includes shares that may be sold pursuant to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Calculated in accordance with Rule 457(o) under the Securities Act, as amended.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion Dated August 14, 2014

PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Shares

Product Shipping Limited

COMMON STOCK

Product Shipping Limited is offering               shares of its common stock. AMCI Poseidon Fund, LP, the selling shareholder identified in this prospectus, is offering an additional               shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $               and $               per share.

We will apply to list the common stock on the NASDAQ Global Select Market under the symbol "               ".

We are an "emerging growth company" as that term is used in the Securities Act of 1933, as amended, and, as such, we may elect to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 19.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company	Proceeds to Selling Shareholder
Per share	$	$	$	$
Total	$	$	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the common stock offered hereby. See "Underwriters."

The Company and the selling shareholder have granted the underwriters an option to purchase up to an additional              shares and              shares, respectively, to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or around                       , 2014.

MORGAN STANLEY

                           , 2014

        We, the selling shareholder and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling shareholder, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, or the SEC, of which this prospectus forms a part, is effective. We, the selling shareholder, and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the securities offered hereby. Our business, financial condition, results of operations and prospects may have changed since the date of such document. We will update this prospectus as required by law.

        Until            , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on information provided by Drewry Maritime Research, independent industry publications, government publications or other published independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. The Company believes that such third party information concerning industry and market data is reliable. Such third-party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market. In addition, some data is also based on our good faith estimates and our management's understanding of industry conditions. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

PROSPECTUS SUMMARY

        This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

        Unless otherwise indicated, references to "Product Shipping Limited," the "Company," "we," "our," "us" or similar terms refer to the registrant, Product Shipping Limited, its predecessor HSM Products Limited, and Poseidon Product Tankers, except where the context otherwise requires. References to "Empire Navigation Inc.", "Empire" or our "Manager" refer to Empire Navigation Inc., a related party, except where the context otherwise requires. References to "Poseidon Product Tankers" are to the vessel-owning entities owned by AMCI Products Limited, which is wholly-owned by AMCI Poseidon Fund, L.P., and, from September 16, 2013, a 53.4% equity interest in HSM Products Limited acquired by AMCI Poseidon Fund, L.P. on that date. References to "MR Holding" are to MR Holding Limited, which is wholly-owned by AMCI Poseidon Fund, L.P. and is the sole shareholder of the entities party to the memoranda of agreement to acquire the three MR product tankers in our Expansion Fleet. References to "LR Holding" are to LR Holding Limited, an entity newly formed by affiliates of ours that will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet. Please see "—Our Corporate Structure" below.

        We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to "U.S. dollars," "dollars," "U.S. $" and "$" in this prospectus are to the lawful currency of the United States of America. See the "Glossary of Shipping Terms" included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the shipping industry.

        Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters' over-allotment option described on the cover page of this prospectus.

 The Company

        We are an international shipping company that was incorporated in the Republic of the Marshall Islands in 2014 for the purpose of acquiring and operating a fleet of modern product tankers that provide seaborne transportation of refined petroleum products. We believe that growth in world trade and the distance of new sources of refinery capacity from primary areas of consumption create an opportunity for demand growth in the product tanker sector. By acquiring the vessels in our fleet at near historically low prices and operating them efficiently, we expect to be well positioned to benefit from a recovery in demand. We deploy our vessels predominately under time and bareboat charters, which generate stable cash flow and allow us to maintain high utilization rates, while preserving the flexibility to take advantage of higher charter rates as charters expire and renewal or spot charter opportunities arise.

        Our initial fleet will consist of 10 modern petroleum product tankers, consisting of eight Medium Range, or MRs, and two Long Range 1, or LR1s, with an aggregate carrying capacity of 543,090 dwt, and a dwt-weighted average age of approximately 6.7 years as of June 30, 2014. We refer to these vessels as our Initial Fleet. Each of the 10 vessels in our Initial Fleet is currently operating under time or bareboat charters with leading charterers including Trafigura Beheer BV, or Trafigura, Daelim H&L Co., Ltd., or Daelim, and Royal Dutch Shell plc, or Shell, or their respective subsidiaries. We took delivery, through our predecessor, HSM Products Limited, and through Poseidon Product Tankers, of six of the vessels in our Initial Fleet in 2012 and four additional vessels in 2013 at a near historically low point in the shipping cycle, which we believe represented an attractive entry point for new investments in the product tanker sector. In April 2014, our Manager entered into a memorandum of understanding to acquire a modern LR1 product tanker, which was built in 2010 and is employed under a bareboat charter, from an unaffiliated owner for a purchase price of $39.5 million. In addition, subsidiaries of MR Holding have entered into memoranda of agreement to acquire three MR product tankers and related time charters back to the seller for a total purchase price of approximately $74.0 million, of which MR Holding has paid deposits totalling $7.4 million. We refer to the LR1 product tanker, which our Manager will transfer to us upon closing under a definitive purchase agreement, and the three MR product tankers as our Expansion Fleet. Unless indicated otherwise, references to our Combined Fleet are to our fleet of product tankers after giving effect to the purchase of the Expansion Fleet. If we do not acquire one or more of the vessels in our Expansion Fleet, we will have discretion to apply the proceeds of this offering that we intend to use to purchase those vessels to acquire other vessels or for other purposes. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of such vessels.

        We believe that it is an opportune time to acquire secondhand product tankers, as values for such vessels remain near historical lows. We intend to continue to expand our fleet, beyond the vessels in our Expansion Fleet, through selective acquisitions of secondhand product tankers that we believe will be accretive to distributable cash flow and enhance our ability to pay dividends. We elected to acquire four of the vessels in our Combined Fleet which are employed under long-term bareboat charters that we believe provide attractive levels of contracted revenues. However, we intend to principally employ our vessels, including the remaining 10 vessels in our Combined Fleet which are employed under charters expiring in 2014 through 2017, on multi-year time charters, or at times in the spot market, in a manner that we believe will allow us to benefit from the expected recovery in demand and provide relatively stable cash flows. We believe that our base of contracted revenues, the moderate leverage of no more than 45% of the book value of our vessels we intend to maintain after this offering and our operational efficiency will allow us to apply a substantial portion of our cash flow to the payment of dividends to our shareholders.

        Stamatis Molaris, our Chief Executive Officer and Chairman, leads our management team and has over 20 years of experience in the shipping industry. Mr. Molaris is currently the Chairman and Chief Executive Officer of Alma Maritime Ltd., or Alma Maritime, a privately held shipping company, and previously was the chief executive officer of two publicly traded shipping companies, Quintana Maritime Limited, formerly listed on NASDAQ, and Excel Maritime Carriers, Ltd., which is listed on the NYSE, and the chief financial officer of Stelmar Shipping Ltd., formerly listed on NYSE. Empire Navigation Inc., which we also refer to as our Manager or Empire, and which provides commercial management for our fleet and technical management for all but one of our vessels, has a management and operational team comprised of executive officers who have an average of 29 years of experience in the shipping industry. We believe that the experience and reputation of our management team will assist us in identifying, acquiring and operating suitable vessels for the expansion of our fleet. Our principal shareholders are AMCI Poseidon Fund L.P., or AMCI Poseidon Fund, which focuses on investments in the shipping industry and whose principals include Mr. Molaris and Hans J. Mende, a founder of American Metals & Coal International, Inc., or AMCI, and Maas Capital Investments B.V., or Maas Capital, the private equity affiliate of ABN AMRO Bank N.V., a leading lender to the shipping industry.

        We intend to use approximately $53.9 million of the net proceeds from this offering, as well as approximately $4.8 million of cash and $7.4 million of deposits held by MR Holding, to fund a portion of the aggregate purchase price for the LR1 and the three MR product tankers we intend to acquire. In addition, we intend to use approximately $88.9 million of the net proceeds from this offering to repay part of the outstanding indebtedness under our existing credit facilities and have obtained commitment letters from Credit Suisse AG for four separate new credit facilities, subject to definitive documentation, for the refinancing of the expected remaining outstanding balance under our existing credit facilities, and for the financing of the remaining $47.4 million aggregate purchase price for our Expansion Fleet.

        We will acquire each of the vessels in our Initial Fleet, the agreements to acquire the four vessels in our Expansion Fleet and approximately $4.8 million of cash held by MR Holding concurrently with this offering through a share exchange agreement between us and our shareholders pursuant to which we will exchange shares of our common stock in exchange for all of the outstanding shares of the holding companies which own such agreements and/or vessels, as more fully described under "Certain

Relationships and Related Party Transactions—IPO Formation Transactions." Except where we or the context otherwise indicate, the information in this prospectus gives effect to the completion of such transactions.

Our Initial Fleet

        Our Initial Fleet consists of 10 product tankers comprised of eight MRs and two LR1s with an aggregate carrying capacity of 543,090 dwt, and a dwt-weighted average age of approximately 6.7 years as of June 30, 2014. Our vessels are flagged in the Republic of the Marshall Islands, Liberia and Panama.

        The following table summarizes certain information about our Initial Fleet as of the date of this prospectus:

	Vessel Name	Type	Year Built	Capacity (dwt)	Shipyard	Charterer	Charter Type	Gross Daily Charter Rate (U.S. dollars)	Expiration of Charter (earliest)
1	Britto(1)	MR	2009	49,999	SPP, Korea	Daelim	Bareboat	$14,550	March 2019
2	Hongbo(1)	MR	2009	50,106	SPP, Korea	Daelim	Bareboat	$14,550	June 2019
3	Lichtenstein(1)	MR	2009	50,070	SPP, Korea	Daelim	Bareboat	$14,550	December 2018
4	MR Pat Brown(2)	MR	2009	50,096	SPP, Korea	Stena Weco	Time Charter	$14,950	December 2014
5	MR Canopus	MR	2007	50,564	SPP, Korea	ADNOC	Time Charter	$15,350	February 2015
6	MR Kentaurus	MR	2007	46,763	Sungdong, Korea	Trafigura	Time Charter	$13,250	October 2014
7	MR Sirius	MR	2007	46,846	Sungdong, Korea	Trafigura	Time Charter	$14,250	December 2014
8	MR Arcturus(3)	MR	2006	50,546	SPP, Korea	Shell	Time Charter	$14,625	November 2015
9	FR8 Venture	LR1	2006	74,065	New Century, China	Sonagol	Time Charter	$21,000	December 2014
10	LR Mimosa(4)	LR1	2006	74,035	New Century, China	Panamax International Inc.	Time Charter	$14,500	January 2016
	Total Vessels	10		543,090

(1)
The charterer has the option to purchase the vessel for $40.0 million at the bareboat charter termination date, upon six months' prior notice.

(2)
The charterer has a one-year renewal option at a charter rate of $15,600 per day. This vessel was formerly known as the Miss Marilena until it was renamed on January 4, 2014 following its acquisition by Poseidon Product Tankers.

(3)
MR Arcturus is on a fixed charter with Shell for an initial period of at least 18 months and up to 24 months, with the first 12 months at $14,625 per day, and the second 12 months at $14,850 per day. If the charterer elects the full 24-month initial charter period, the charterer may exercise an option for a 12-month renewal period at a rate of USD $15,750 per day.

(4)
LR Mimosa is on a fixed charter with Panamax International Inc. for an initial period ending in January 2016, with the period from May 2014 through June 2015 at $14,500 per day and the period from July 2015 through January 2016 at $14,750 per day. The charterer has a one-year renewal option at a charter rate of $16,000 per day.

Our Expansion Fleet

        The following table summarizes certain information about our Expansion Fleet as of the date of this prospectus:

	Vessel Name	Type	Year Built	Expected Delivery Date	Capacity (dwt)	Shipyard	Charterer	Charter Type	Gross Daily Charter Rate (U.S. dollars)	Expiration of Charter (earliest)
1	New LR1(1)	LR1	2010	October 2014	74,100	New Times, China	Schoeller(2)	Bareboat	$15,750	May 2018	(3)
2	Marlin Glory	MR	2008	October 2014	50,000	Guangzhou, China	Trafigura	Time Charter	$15,700	October 2017	(4)
3	Marlin Iris	MR	2008	October 2014	50,000	Guangzhou, China	Trafigura	Time Charter	$15,700	October 2017	(4)
4	Marlin Topaz	MR	2008	October 2014	50,000	Guangzhou, China	Trafigura	Time Charter	$15,700	October 2017	(4)
	Total Vessels	4			224,100

(1)
The charterer has the option to purchase the vessel at specified prices during the charter. Please see "Business—Our Expansion Fleet."

(2)
The counterparty to this charter is BB Cape Talara Shipping Company Limited, a Marshall Islands corporation, and the charter is guaranteed by Schoeller Holdings Ltd. of Cyprus.

(3)
The charterer has the option for two successive one-year renewal periods at the same charter rate.

(4)
The charterer has a one-year renewal option at a charter rate of $16,200 per day and a second one-year renewal option at a charter rate of $16,700 per day.

        In addition, we will have rights of first offer with respect to four additional vessels:

  •
  an MR built in 2009 that is a sister vessel to certain of the MRs in our Initial Fleet, which is on a bareboat charter expiring in May 2018, that is owned by AMCI Poseidon Fund;

  •
  an LR1 built in 2011 that is a sister vessel to the LR1 in our Expansion Fleet, which is on a bareboat charter expiring in June 2019, that AMCI Poseidon Fund has agreed to acquire;

  •
  an LR1 built in 2007 that is owned by an affiliate of Maas Capital, which right of first offer is exercisable following the term of its bareboat charter expiring in June 2018 to LR Aldebaran, an affiliate of Stamatis Molaris; and

  •
  an MR built in 2009 that is a sister vessel to certain of the MRs in our Initial Fleet, that is owned by Alma Maritime.

        During the term of the bareboat charter, LR Aldebaran has a right of first refusal to acquire the 2011-built LR1, if the current owner elects to sell it. LR Aldebaran has agreed to exercise such right of first refusal pursuant to our instructions during the term of the charter.

        We cannot assure you whether or on what terms such vessels may became available to us in the future.

        We expect to fund the estimated $106.1 million remaining of the aggregate $113.5 million acquisition cost for the vessels in our Expansion Fleet through a combination of debt and equity financing. We expect $53.9 million of the purchase price of the four vessels in our Expansion Fleet to be funded with a portion of the net proceeds to us from this offering. We have obtained commitment letters from Credit Suisse AG for up to $200.0 million of senior secured debt financing, of which up to $150.0 million is available to finance the remaining portion of the aggregate purchase price of the four vessels in our Expansion Fleet and refinance the expected remaining outstanding balance under our existing credit facilities after this offering. These credit facilities are subject to completion of satisfactory definitive documentation and other customary conditions.

Our Manager

        Empire was founded in February 2009 by Stamatis Molaris, our Chairman and Chief Executive Officer, and is jointly owned by affiliates of the Company. Empire has been carrying out the commercial and technical management of our fleet since the commencement of our operations, other than the technical management of the FR8 Venture, which has continued to be performed by Thome Shipmanagement Pte Ltd. since we acquired the vessel. Empire will provide the strategic, commercial and technical management of our fleet, under the supervision of our management team and Board of Directors, pursuant to our management agreement with Empire.

        In return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. These fees will increase annually at a rate of 2.0%. In addition, Empire will provide us with accounting, banking, financial and administrative services and we will reimburse Empire for its actual costs in providing such services to us.

        Empire has established a management and operational team with significant experience in the shipping industry and relationships with reputable charterers and shipyards. Empire has been vetted to operate vessels with a number of major energy companies, including current charterers such as Shell, as well as companies with whom we do not currently employ any vessels, such as BHP Billiton Ltd., or BHP, BP, Chevron Corporation, or Chevron, ConocoPhillips, Exxon Mobil Corporation, or Exxon, Lukoil, OMV Aktiengesellschaft, or OMV, Repsol S.A., or Repsol, Statoil, and Valero Energy Corporation, or Valero. We believe that Empire's reputation as a technical and commercial manager and its ability to comply with our customers' ship management standards allow us to compete effectively for new charters.

        In addition to the vessels in our fleet, Empire provides commercial and technical management services for four Suezmax crude oil tankers and one product tanker in the fleet of Alma Maritime, and one Suezmax crude oil tanker owned by AMCI Poseidon Fund, one product tanker owned by Maas Capital and the MR built in 2009 that is a sister vessel to certain of the MRs in our Initial Fleet, and the LR1 built in 2011 that is a sister vessel to the LR1 in our Expansion Fleet, which are each owned by, or in the case of the 2011-built LR1 subject to an acquisition agreement held by, wholly-owned subsidiaries of AMCI Poseidon Fund. During the term of the Management Agreement, our Manager will not provide any management services to any other entity with respect to product tankers without the prior written approval of the independent members of our board of directors, other than with respect to the four product tankers it currently manages for Alma Maritime, Maas Capital and AMCI Poseidon Fund. Pursuant to a restrictive covenant agreement with us, Mr. Molaris will agree that so long as he is an executive officer or director of our company, an executive officer or director of Empire or owns at least 10% of the outstanding equity interests in Empire, subject to the same conditions and to certain limited exceptions, not to acquire an interest in any product tankers other than through the Company. Alma Maritime has agreed that, in the event of any proposed sale of the product tanker owned thereby, we will have a right of first offer to purchase such vessel. The product tanker owned by an affiliate of Maas Capital is currently employed on a bareboat charter to LR Aldebaran, an affiliate of Stamatis Molaris, until June 2018. LR Aldebaran has a right of first refusal to acquire such vessel pursuant to the terms of such charter. LR Aldebaran has agreed to exercise such right of first refusal pursuant to our instructions during the term of the charter. Maas Capital has agreed that, following the term of the charter, we will have a right of first offer with respect to such vessel. The AMCI Poseidon Fund has agreed that, in the event of any proposed sale of the MR built in 2009, that is a sister vessel to certain of the MRs in our Initial Fleet, and the 2011-built LR1, we will have a right of first offer to purchase such vessel.

International Product Tanker Industry Trends

        Based on information provided by Drewry Maritime Research, or Drewry, we believe that the following product tanker trends create growth opportunities for our company:

  •
  Growing demand for petroleum products.  Demand for product tankers has been bolstered by growth in trade as a result of the recovery in global economic activity and industrial production, which rely heavily upon refined petroleum products.

  •
  Growing distances between refineries and product consumption.  Larger refineries are being built in geographical locations that are generally longer distances from the primary areas of refined product consumption.

  •
  Growth in U.S. refined product exports.  The development of shale oil deposits in the U.S. has increased the availability of crude feedstock, particularly to refineries in the U.S. Gulf Coast, leading to a significant increase in U.S. refined product exports.

  •
  Decreasing orderbook for MR and LR1 tankers.  In June 2014, the MR orderbook as a percentage of the MR existing fleet (for all tankers above 10,000 dwt) has declined to 28% from its recent high of just under 50% in 2008. In June 2014, the orderbook for LR product tankers represented 21.7% of existing fleet capacity, including orders for LR1s, representing 9.5% of existing fleet capacity.

  •
  Historically low secondhand vessel values.  Prices for secondhand vessels remain below historical averages, although they are showing some signs of recovery. The graph below outlines the five year vessel values for MR and LR1 petroleum product tankers to illustrate historical trends in the product tanker sectors.

 Product Tanker Secondhand Prices
(5 Yr Old Vessels—U.S.$ Million)

Source: Drewry

Our Competitive Strengths

        We believe that we possess a number of competitive strengths, including:

        Experienced Manager and Management Team with Established Track Record.    Our Manager and management team have substantial experience operating in the product tanker sector. Stamatis Molaris, our Chairman and Chief Executive Officer, has over 20 years of experience in the international shipping industry. Mr. Molaris is currently Chief Executive Officer and Chairman of Alma Maritime, an international shipping company which owns a fleet of crude oil and drybulk carriers as well as one product tanker, a position he has held since May 2008, and the founder of our Manager, Empire Navigation, which has developed an experienced management and operational team since being established in 2009. Mr. Molaris formerly was Chief Executive Officer of Quintana Maritime Limited, formerly a NASDAQ-listed drybulk company, Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, following its acquisition of Quintana Maritime Limited, and Chief Financial Officer of Stelmar Shipping Ltd., formerly a NYSE-listed tanker company. Mr. Molaris is supported by Stewart Crawford, who has served as our Chief Financial Officer since our inception. Mr. Crawford is currently Chief Financial Officer of Alma Maritime, a position he has held since February 2010. Previously Mr. Crawford served as Chief Financial Officer of Atlas Maritime Holding Inc., an Athens-based tanker shipping company, from 2008 to February 2010. We believe that their relationships with shipping companies, charterers, shipyards, brokers and commercial lenders, as well as our management team's reputation and track record in building shipping fleets, should provide us with access to attractive acquisition, chartering and vessel financing opportunities.

        Modern Secondhand Fleet.    Our Initial Fleet consists of 10 modern product tankers, consisting of eight MR product tankers and two LR1 product tankers, built at leading shipyards principally in Korea, that we acquired in the secondhand market at a near historically low point in the shipping cycle. The dwt-weighted-average age of our Initial Fleet was 6.7 years as of June 30, 2014, compared to the industry average of 9.2 years for MR tankers greater than 25,000 dwt and 7.0 years for LR1 tankers according to

Drewry. In addition, we plan to further expand our fleet through the purchase of one 2010-built LR1 product tanker and three 2008-built MR product tankers, with contractual delivery dates in October 2014. Each of the MR product tankers in our Combined Fleet is capable of carrying chemicals, palm and other vegetable oils and fats, in addition to refined petroleum products, which provides us with the flexibility to secure employment for these vessels with traders and end-users of these varied cargoes. We believe that owning a modern, well-maintained and versatile fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters.

        Established Counterparties.    The vessels in our Initial Fleet are currently operating under time and bareboat charters with reputable charterers including Trafigura, Daelim and Shell. Empire has successfully completed the required vetting process with a number of other major energy companies, including BHP, BP, Chevron, ConocoPhillips, Exxon, Lukoil, OMV, Repsol, Statoil and Valero and remains in compliance with the standards necessary to enable us to employ our vessels with these companies.

        Stable Cash Flows and Flexibility to Capture Upside.    We have deployed our fleet of product tankers in a manner that provides us with the benefits of stable cash flows and high utilization rates, while preserving some opportunity to profit from the shipping cycle through improving charter rates during stronger charter markets. As of June 30, 2014, the average remaining time and bareboat charter duration for our Combined Fleet of 14 product tankers was 2.3 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our charters, and we believe that the six vessels in our fleet with charters expiring in 2014 and 2015 give us the flexibility to take advantage of any recovery in product tanker charter rates. As of June 30, 2014, these fixed rate charters represented approximately $178.1 million of contracted revenue through June 2019 and contracted employment for 96% and 61% of our anticipated available days for the remainder of 2014 and 2015, respectively. We intend to employ our available vessels principally on multi-year time charters, although we may also elect to deploy vessels under bareboat and spot charters according to our assessment of market conditions.

        Reliable and Efficient Vessel Operations.    We believe that our Manager's experience with the commercial and technical management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important to attracting charterers that seek reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operations.

        Low Leverage and Financial Flexibility.    After giving effect to this offering and the expected use of proceeds therefrom, we will have an initial leverage ratio, which we define as the ratio of total debt to the book value of our vessels, of approximately        % which is consistent with our current strategy of maintaining a leverage ratio that does not exceed 45% of the book value of our assets. We believe that our capital structure will allow us to pursue accretive vessel acquisitions and explore various ways to maximize shareholder value and grow our distributable cash flow and enhance our ability to pay dividends.

Our Business Strategies

        Our strategy is to be a reliable, efficient and responsible provider of seaborne refined petroleum product transportation services and to manage and expand our company in a manner that we believe will enable us to increase our distributable cash flow, enhance our ability to pay dividends and maximize value to our shareholders. We intend to realize these objectives by pursuing the following strategies:

        Focus on Product Tankers.    Our primary focus is the acquisition and operation of medium and large-sized product tanker vessels. We believe it is an opportune time to acquire product tankers, as asset values for product tankers are currently near historical lows. We believe that industry dynamics, such as the relative size of the MR and LR1 orderbooks to the existing fleet and changing geography of oil refinery capacity, create a positive outlook for the product tanker sector. We intend to leverage our Manager's and management's industry experience and customer relationships to identify product tanker investment opportunities that we believe will be accretive to distributable cash flow and enhance our ability to pay dividends.

        Expand Our Fleet Opportunistically by Capitalizing on Attractive Prices.    Vessel values in the product tanker sector are currently near historically low levels. We intend to grow our fleet through selective vessel acquisitions, using a disciplined approach to acquisition opportunities focused on modern secondhand vessels, which we believe currently provide better return characteristics than newbuildings. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the product tanker shipping industry sector, the level of liquidity in the resale and charter market, the cash flow the vessel may generate in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. Although our competitors may also have established relationships with potential charterers and other industry participants, some of which may have greater financial strength and capital resources than we do, we believe that these circumstances present an opportunity for us to grow our fleet by acquiring vessels at favorable prices.

        Optimize Fleet Deployment.    We intend to employ our available vessels principally on multi-year time charters, although we may elect to employ vessels on bareboat or spot charters according to our assessment of market conditions. The vessels in our Initial Fleet are currently employed under time and bareboat charters, which provide us with the benefits of stable cash flows and high utilization rates. We will continue to monitor the product tanker sector and employ our vessels according to our assessment of market conditions, to capture upside opportunities through improving charter rates during stronger charter markets, while using longer-term fixed rate charters to assure a strong base of stable revenue and thereby reduce downside risk.

        Maintain Cost-Competitive, Scalable Operations.    We believe that our arrangements with Empire allow us to closely monitor the quality of our operations and contain operating costs through Empire's provision of commercial, technical and administrative services to us at a cost lower than what could be achieved by performing these functions in-house and at rates that are competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

        Leverage Our Manager's and Management's Experience and Relationships.    We believe that major international commodity companies seek transportation providers that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of our Manager and of our executive officers and directors, including Stamatis Molaris, in order to further expand these relationships with consistent delivery of superior customer service. We believe these relationships with leading charterers, financing sources and shipping industry participants will facilitate the growth and employment of our fleet.

        Maintain a Strong Balance Sheet through Moderate Use of Leverage.    We intend to use approximately $53.9 million of the net proceeds from this offering to fund a portion of the aggregate purchase price for the LR1 product tanker and the three MR product tankers we have agreed to acquire. Furthermore, we intend to use approximately $89.9 million of the net proceeds from this offering to repay part of the outstanding indebtedness under our existing credit facilities. We will seek to finance any future vessel acquisitions mainly with equity and to a lesser extent with debt, as we currently intend to maintain a moderate level of leverage of no more than 45% of the book value of our vessels, which we believe will enhance our ability to apply a substantial portion of our cash flow to the payment of dividends to our shareholders. Charterers have increasingly favored financially solid vessel owners, and we believe that our expected balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with better capitalized counterparties.

Dividend Policy

        While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay our stockholders quarterly dividends of $         per share, or $        per share per year, in February, May, August and November of each year. We expect to pay our initial dividend of $        per share following the completion of this offering in November 2014.

        We expect that the dividends we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations during the previous quarter (or, in the case of the initial dividend we expect to pay in November 2014, the period from the closing date of this offering through September 30, 2014), after paying expenses and establishing reserves for drydockings, special surveys, capital expenditures, debt service and other purposes as our board of directors may from time to time determine are appropriate. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the restrictions set forth in our credit facilities and the provisions of Marshall Islands law, as well as the other limitations described in the sections of this prospectus titled "Our Dividend Policy" and "Risk Factors."

Our Shareholders

        Our principal shareholders are AMCI Poseidon Fund and Maas Capital. Following the closing of this offering, and assuming the underwriters do not exercise their option to purchase additional shares of common stock, AMCI Poseidon Fund and Maas Capital will own        % and        % of our outstanding shares of common stock, respectively. Please see "Principal and Selling Shareholders" for a more detailed description of our share ownership following this offering.

        AMCI Poseidon Fund is an investment fund focused on investment opportunities in the shipping industry. The principals of and investors in the fund include our Chairman and Chief Executive Officer, Stamatis Molaris, and various persons affiliated with AMCI, including its co-founder Hans J. Mende. Mr. Molaris has over 20 years of experience in the shipping industry, including as a senior executive with three publicly traded shipping companies and is the founder of our Manager, Empire Navigation. AMCI is a privately owned natural resource company with strategic investments in coal and minerals, mining and shipping.

        Maas Capital is a private equity affiliate of ABN AMRO N.V., a leading lender to the shipping industry. Maas Capital has provided equity and mezzanine financing to the shipping industry since 2000.

Our Corporate Structure

        Product Shipping Limited was incorporated under the laws of the Republic of the Marshall Islands on May 27, 2014. We commenced business operations through our predecessor company, HSM Products Limited, on September 10, 2012, when HSM Products Limited acquired six of the vessels in our Initial Fleet on October 10, 2012, and expanded our business operations on October 16, 2013, when Poseidon Product Tankers acquired the remaining four vessels in our Initial Fleet. We will conduct our operations through various subsidiaries. Each of our product tankers will be owned by one of our subsidiaries.

        On July 10, 2014, AMCI Poseidon Fund incorporated the holding company MR Holding in order to acquire three additional MR product tankers. On the same date, MR Holding acquired the shares of three vessel owing companies, namely MR Aquarius Limited, MR Leo Limited and MR Aries Limited that have agreed to acquire the vessels Marlin Glory, Marlin Iris and Marlin Topaz, respectively. Subsequent to July 10, 2014, the Fund has contributed $12.2 million in cash to MR Holding, of which $7.4 million has been used for vessel deposits.

        Concurrently with this offering, pursuant to share exchange agreements between us and our shareholders, in a series of transactions, we will acquire, in exchange for shares of our common stock, all of the outstanding shares of (i) the holding companies which own the vessel-owning subsidiaries of our Initial Fleet (AMCI Products Limited and HSM Products Limited, the latter through the exchange of the shares of Poseidon Product Carriers Limited, an intermediate holding company whose assets are its equity interest in HSM Products Limited), (ii) the holding company which will own the subsidiaries party to the memoranda of agreement to acquire the MR product tankers in our Expansion Fleet (MR Holding), (iii) the company which will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet (LR Holding), (iv) the equity interests in the vessel-owning subsidiaries owning the UACC Shams will be transferred to AMCI Poseidon Fund and (v) certain companies that have been established to own vessels that we may acquire in the future. As described elsewhere in this prospectus, our chairman and CEO has interests in the exchange agreement and the transactions contemplated thereby, or the IPO Formation Transactions. Please see "Certain Relationships and Related Party Transactions—IPO Formation Transactions."

        We maintain our principal executive offices at 88 Vouliagmenis Avenue, Elliniko, 16777, Greece. Our telephone number at that address is +30-211-102-4000.

        The following chart sets forth a simplified presentation of our structure to be in effect upon completion of the IPO Formation Transactions:

 Conflicts of Interest

        Our Chairman and Chief Executive Officer, Stamatis Molaris, is one of the two owners of our Manager and will continue to directly or indirectly control our Manager after the offering. This relationship, and other relationships between certain of our executive officers and members of our Manager, may create certain conflicts of interest between us and our Manager. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our Manager and Mr. Molaris. While we believe that the expected terms of the Management Agreements are consistent with normal commercial practice of the industry, the agreement was not negotiated on an arms-length basis by non-related parties and, accordingly, the terms may be less favorable to the Company than if such terms were obtained by a non-related party. The Management Agreements do not require that any conflicts of interest be resolved in favor of the Company.

        Our Chairman and Chief Executive Officer and our Chief Financial Officer also have affiliations with other shipping industry participants, which may create conflicts of interest. Mr. Molaris is also the Chairman and Chief Executive Officer of Alma Maritime and a principal of AMCI Poseidon Fund, which is one of our principal shareholders. Our Chief Financial Officer, Stewart Crawford, is also the Chief Financial Officer of Alma Maritime. Alma Maritime's fleet includes one product tanker in addition to crude oil tankers and dry bulk carriers and AMCI Poseidon Fund and Maas Capital, our principal shareholders, each control one product tanker managed by Empire, and AMCI Poseidon Fund has contracted to acquire one additional product tanker.

        These conflicts of interest may have an adverse effect on our results of operations. See "Certain Relationships and Related Party Transactions."

Implications of Being an Emerging Growth Company

        We had less than $1.0 billion in combined revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

  •
  exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting, for so long as a company qualifies as an "emerging growth company";

  •
  exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

        We may take advantage of these provisions and other applicable provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year, we become a "large accelerated filer" with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date. We may choose to take advantage of some, but not all, of these provisions. For as long as we take advantage of the reduced reporting obligations, the information that we provide to our shareholders may be different from information provided by other public companies. We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risk Factors

        We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the highly cyclical petroleum product tanker industry; fluctuating charter rates and vessel values; changing economic, political and governmental conditions affecting our industry and business; material changes in applicable laws and regulations; potential failure by counterparties to perform; risks associated with acquisitions and dispositions; operating expense levels; capital expenditure levels; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and compliance with the terms of our financing arrangements.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our shares of common stock. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 19.

 THE OFFERING

Issuer	Product Shipping Limited, a corporation incorporated under the laws of the Republic of the Marshall Islands.
Shares of common stock offered by the Company	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Shares of common stock offered by AMCI Poseidon Fund, LP, the selling shareholder	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full)
Shares of common stock to be outstanding after this offering(1)	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from this offering (approximately $ million if the underwriters' over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us. These estimates are based on an assumed initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus. We will not receive any net proceeds from the sale by the selling shareholder of shares in this offering.
We intend to use the net proceeds to us in the following manner:
• Approximately $53.9 million to fund a portion of the acquisition costs of our Expansion Fleet;
• Approximately $89.9 million to repay outstanding indebtedness under our existing credit facilities; and
• the remainder for general corporate purposes, including working capital.
Dividends	While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay our stockholders quarterly dividends of $ per share, or $ per share per year, in February, May, August and November of each year. We expect to pay our initial dividend of $ in November 2014 following the completion of this offering. The declaration and payment of dividends, if any, will be subject to the discretion of our board of directors, the requirements of Marshall Islands law and restrictions in our loan agreements. Please read "Dividend Policy."
Exchange listing	We have applied to list our common stock on the NASDAQ Global Select Market, or NASDAQ, under the symbol " ."
Tax considerations	For a discussion of material tax considerations relating to an investment in our common stock, please see "Tax Considerations."
Risk factors	Investment in our common stock involves certain risks. You should carefully read and consider the risks set forth in this section of this prospectus titled "Risk Factors" and all other information in this prospectus before investing in our common stock.

(1)
Excludes                    shares of our common stock reserved for issuance under the equity incentive plan we intend to adopt prior to this offering, including an aggregate of                    shares of restricted stock we expect to grant to our officers and directors after this offering, which will vest ratably over a three-year period.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

        The following table summarizes certain summary historical and other data of HSM Products Limited and Poseidon Product Tankers. Product Shipping Limited was incorporated under the laws of the Republic of the Marshall Islands on May 27, 2014. We have derived the historical consolidated financial data for our Predecessor, HSM Products Limited, as of December 31, 2013 and 2012, for the year ended December 31, 2013 and for the period from September 10, 2012 (date of inception) to December 31, 2012 from the audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the historical combined financial data of Poseidon Product Tankers as of December 31, 2013 and for the period from September 4, 2013 to December 31, 2013 from the audited combined financial statements, which are included elsewhere in this prospectus. We have derived the historical consolidated financial data as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 for HSM Products Limited from the unaudited consolidated financial statements which are included elsewhere in this prospectus, and the historical combined financial data as of June 30, 2014 and for the six-month period ended June 30, 2014 for Poseidon Product Tankers from the unaudited combined financial statements, which are included elsewhere in this prospectus. The consolidated and combined financial statements of HSM Products Limited and Poseidon Product Tankers, respectively, included in this prospectus have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The data set forth below should be read in conjunction with the consolidated and combined financial statements, related notes and other financial information included elsewhere in this prospectus.

        The following tables also summarize unaudited pro forma combined financial statements of Product Shipping Limited. Such data has been derived by combining the historical financial statements of Poseidon Product Tankers, or Poseidon, and HSM Products Limited, or HSM (in each case, which are included elsewhere in this prospectus) and applying pro forma adjustments to the combined historical financial data. The following unaudited pro forma combined financial data gives effect to the following transactions, as if they occurred on January 1, 2013 for the pro forma statement of operations for the year ended December 31, 2013 and six-month period ended June 30, 2014 and as if they occurred on June 30, 2014 for the pro forma balance sheet as of June 30, 2014:

Acquisition of Poseidon and MR Holding by Product Shipping Limited, or the Poseidon Dropdown

  •
  The acquisition of Poseidon and MR Holding by Product Shipping Limited in exchange for newly-issued shares of Product Shipping Limited with an aggregate fair value of $             million based upon an assumed initial public offering price of $            per share;

  •
  The elimination of income statement and balance sheet balances that relate to a vessel (UACC Shams) that historically constituted a part of Poseidon but which will be divested as part of the IPO Formation Transactions and not be part of the ongoing operations of Product Shipping Limited; and

  •
  The full elimination of the cash balances as a result of a dividend to existing shareholders prior to the IPO Formation Transactions.

Acquisition of HSM by Product Shipping Limited, or the HSM Dropdown

  •
  The acquisition of HSM by Product Shipping Limited in exchange for newly-issued shares of Product Shipping Limited with an aggregate fair value of $             million, based upon an assumed initial public offering price of $            per share;

  •
  The elimination of income statement balances relating to a vessel that was sold by HSM during the year ended December 31, 2013; and

  •
  The full elimination of the cash balances as a result of a dividend to existing shareholders prior to the IPO Formation Transactions.

This Offering, Use of Proceeds and New Debt Facilities

  •
  The issuance of                  newly-issued shares of Product Shipping Limited at $            per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus), based upon an assumed initial public offering price of $            per share, for aggregate cash consideration of $             million;

  •
  The payment of offering-related expenses aggregating $             million;

  •
  The acquisition of four vessels, as follows:

  •
  The acquisition of LR Holding, Ltd., an entity newly formed by affiliates of ours that will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet; and

  •
  In connection with this offering, the Company and three of our vessel-owning subsidiaries expect to enter into four separate senior secured credit facilities with Credit Suisse AG, as described elsewhere in this prospectus, having an aggregate facility amount of up to $200.0 million, of which up to $150.0 million would be available to finance the remaining portion of the aggregate purchase price of each of the four vessels in the Company's Expansion Fleet and refinance the remaining outstanding balance under our existing credit facilities after this offering.

        The Poseidon Dropdown will be accounted for as a transaction between entities under common control. Product Shipping Limited was established by and is controlled by the AMCI Poseidon Fund, LP, or the Fund, and the Fund also controls 100% of the vessels included in the Poseidon Dropdown. As part of the IPO Formation Transactions, the Poseidon Dropdown will occur prior to the receipt of IPO proceeds from new investors and, as a result, the Fund will control the vessels included in the Poseidon Dropdown before and after the transaction, which results in common control accounting. Accordingly, the assets and liabilities of Poseidon will be recorded by Products Shipping Limited at their historical carrying amounts. The HSM Dropdown will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations", or ASC 805. The purchase by the AMCI Poseidon Fund of a 53.4% shareholder interest in HSM did not result in the AMCI Poseidon Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions to be approved by the holders of 67% of all the outstanding shares of HSM. The acquisition method of accounting uses the fair value concepts defined in Accounting Standards Codification 820, "Fair Value Measurement", or ASC 820. ASC 805 requires, among other things, that the tangible and intangible assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date, with any excess of the purchase price over the net identifiable net assets acquired recognized as goodwill.

        The unaudited pro forma combined financial statements have been derived from (i) the historical financial statements of Poseidon and HSM, in each case included elsewhere in this prospectus and (ii) applying to them pro forma adjustments based upon assumptions that we believe to be reasonable and which are described in the footnotes included hereto.

        The unaudited pro forma combined financial statements reflect the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions, described in Unaudited Pro Forma Combined Financial Statements and the accompanying notes thereto included elsewhere in this prospectus, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the transactions contemplated above been consummated as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that we will experience going forward. In addition, the accompanying unaudited pro forma combined statement of operations does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that we expect to incur or generate.

        The following unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the six-month period ended June 30, 2014 and the unaudited pro forma combined balance sheet as of June 30, 2014 are based upon and derived from and should be read in conjunction with the audited historical financial statements of Poseidon and HSM as well as condensed financial statements for the six-month period ended June 30, 2014 (in each case, prepared in accordance with U.S. GAAP) as well as the information set forth in "Use of Proceeds," "Selected Historical and Pro Forma Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this prospectus.

	Historical				Historical		Pro Forma
	HSM Products Limited (Predecessor)				Poseidon Product Tankers		Product Shipping Limited
Statement of Operations (in thousands of U.S. dollars except share data)	For the six-month period ended June 30, 2014 (unaudited)	For the six-month period ended June 30, 2013 (unaudited)	For the year ended December 31, 2013	For the period from September 10, 2012 (date of inception) to December 31, 2012	For the six-month period ended June 30, 2014 (unaudited)	For the period from September 4, 2013 to December 31, 2013	For the six-month period ended June 30, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Revenues, net	$19,208	24,390	$47,434	$6,226	$10,972	$3,422	28,213	$40,320
Vessels operating expenses	(7,553)	(10,214)	(19,997)	(4,486)	(1,334)	(102)	(8,884)	(17,562)
Voyage expenses—related parties	(241)	(300)	(591)	(68)	(149)	(61)	(370)	(525)
Voyage expenses	(2,897)	(11,098)	(19,433)	(1,536)	(355)	(138)	(3,211)	(13,185)
Management fees—related parties	(583)	(634)	(1,287)	(256)	(388)	(135)	(908)	(1,211)
General and administrative expenses—related parties	(300)	(300)	(600)	(150)	—	—	(300)	(600)
General and administrative expenses	(140)	(90)	(152)	(592)	(108)	(113)	(247)	(260)
Drydocking costs	—	(3,254)	(3,254)	(249)	(420)	—	(420)	(3,254)
Vessels depreciation	(2,632)	(3,057)	(6,027)	(1,269)	(3,057)	(1,283)	(5,863)	(7,994)
Gain on sale of vessel	—	—	2,701	—	—	—	—	—

Operating income/(loss)	4,862	(4,557)	(1,206)	(2,380)	5,161	1,590	8,010	4,271

Interest expense and finance costs	(2,325)	(2,945)	(7,078)	(1,246)	(1,837)	(794)	—	—
Interest income	2	4	7	4	171	—	173	7
Other, net	(2)	140	87	24	(8)	(3)	(10)	96
Change in fair value and realized losses on financial instruments	(337)	—	32	—	(22)	(22)	(359)	10
Equity in net earnings of affiliate company	—	—	—	—	1,130	507	—	—
Net income/(loss) from continuing operations	2,200	(7,358)	(8,158)	(3,598)	4,595	1,278	—	$—
Net (loss)/income from discontinued operations	—	—	—	—	(2,388)	(2,655)

Net income/(loss)	$2,200	$(7,358)	$(8,158)	$(3,598)	$2,207	$(1,377)

Net income/(loss) per share, basic & diluted	$4,400	$(14,716)	$(16,317)	$(7,197)
Weighted average number of shares outstanding, basic & diluted	500	500	500	500
Pro forma common shares allocated to Poseidon and MR Holding dropdown(1)							—	—
Pro forma common shares allocated to acquisistion of 46.6% of HSM(1)							—	—
Pro forma common shares allocated to repayment of debt(1)							—	—
Pro forma common shares allocated to acquisition of four vessels(1)							—	—
Pro forma common shares allocated to stub period dividend(1)							—	—

Pro forma basic and diluted earnings per share from continuing operations							$—	$—

	Historical			Historical		Pro Forma
	HSM Products Limited (Predecessor)			Poseidon Product Tankers		Product Shipping Limited

Balance Sheet Data (at period end; in thousands of U.S. dollars)	As of June 30, 2014 (unaudited)	As of December 31, 2013	As of December 31, 2012	As of June 30, 2014 (unaudited)	As of December 31, 2013	As of June 30, 2014 (unaudited)
Current assets, including cash	$7,805	$7,788	$6,920	$7,425	$5,093
Vessels, net	$118,478	$121,110	$144,364	$141,155	$158,239
Total assets	$130,906	$133,430	$154,322	$176,248	$192,827
Current portion of long-term debt	$10,815	$10,815	$3,205	$11,144	$23,943
Long-term debt, net	$95,324	$99,609	$128,029	$91,795	$97,005
Total shareholders' equity	$20,582	$18,382	$16,885
Total parent net investment				$65,207	$63,000

	Historical				Historical			Pro Forma
	HSM Products Limited (Predecessor)				Poseidon Product Tankers			Product Shipping Limitied

Cash Flow Data (in thousands of U.S. dollars)	For the six-month period ended June 30, 2014 (unaudited)	For the six-month period ended June 30, 2013 (unaudited)	For the year ended December 31, 2013	For the period from September 10, 2012 (date of inception) to December 31, 2012	For the six-month period ended June 30, 2014 (unaudited)	For the period from September 4, 2013 to December 31, 2013		For the six-month period ended June 30, 2014 (unaudited)	Year ended December 31, 2013 (unaudited)
Net cash provided by/(used in) operating activities	$6,653	$372	$403	$(899)	$6,800		$2,800
Net cash (used by)/provided by investing activities	$(413)	$(1,885)	$16,779	$(4,594)	$12,686		$(39,268)
Net cash (used in)/provided by financing activities	$(5,407)	$(483)	$(16,763)	$8,008	$(18,468)		$39,246
Other Data
Number of vessels at period end	6	7	6	7	5		5
Revenue days(2)	1,081	1,100	2,308	461	885		381
Available days(3)	1,081	1,140	2,362	475	885		381
Ownership days(4)	1,086	1,267	2,498	515	905		381
Fleet utilization(5)	100%	87%	92%	90%	98%		100%
TCE rate(6)	$14,866	$11,401	$11,604	$9,735	$11,829		$8,459
Daily vessel operating expenses(7)	$6,955	$8,062	$8,007	$8,718	$7,416 (8)	$	N/A
Adjusted EBITDA(9) (in thousands of U.S. dollars)	$7,502	$(1,360)	$2,212	$(1,087)	$8,776		$4,284	$—	$—

(1)
The following calculation computes those common shares whose proceeds are being reflected as a pro forma adjustment or dividend and is based on an assumed initial public offering price per share of $                        (the mid-point of the estimated price range on the cover of this prospectus) and the following data:

	Consideration	Number of Shares
Poseidon and MR Holding dropdown	$—	—
Acquisition of 46.6% of HSM	$—	—
Repayment of debt	$89,883	—
Acquisition of four vessels	$53,907	—
Stub period dividend (offering date to September 30, 2014)	$—	—

(2)
Revenue days are the number of available days in a period during which our vessels earn revenue.

(3)
Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys or any other reason, including unforeseen circumstances. The shipping industry uses available days to measure the number of ownership days in a period during which a vessel should be capable of generating revenues.

(4)
Ownership days are the total number of days in a period during which the vessels in our fleet were owned.

(5)
Fleet utilization is calculated by dividing the number of revenue days during a period by the number of ownership days during that period.

(6)
Time charter equivalent rates, or "TCE" rates, represent operating revenue net of commissions less voyage expenses during a period divided by the number of available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings with vessels on voyage charters. TCE rates assist us in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Under bareboat charters, we are not responsible for either voyage expenses, unlike voyage charters, or vessel operating expenses, unlike voyage charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the TCE rate.

(7)
Daily vessel operating expenses represent vessel operating expenses divided by the number of ownership days of vessels incurring operating expenses. Ownership days of vessels on bareboat charters have been excluded.

(8)
Reflects daily operations for vessel MR Pat Brown, only Poseidon Product Tankers vessel on a time charter during the period.

(9)
Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest income and expense, taxes, depreciation and amortization and certain other adjustments, such as gain (loss) on sale of vessel, change in fair value of financial instruments and discontinued operations that we exclude because they are other items, which we believe are not indicative of the ongoing performance of our core operations. Adjusted EBITDA is a key metric we use to evaluate business performance in comparison to budgets, forecasts, prior year financial results and other companies in the shipping industry, providing a measure that we believe reflects our core operating performance. We believe that Adjusted EBITDA supplements our U.S. GAAP results to provide a more complete understanding of the results of our business and that Adjusted EBITDA is useful to our investors and other parties for these same reasons.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a measure of operating performance computed in accordance with U.S. GAAP and should not be considered as a substitute for net income or other measures of profitability. Although Adjusted EBITDA and similar non-GAAP measures are used by investors and others in our industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to our U.S. GAAP results of operations. These limitations include (1) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similar measures reported by other companies in our industry and Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations.

	Historical				Historical		Pro Forma
	HSM Products Limited (Predecessor)				Poseidon Product Tankers		Product Shipping Limited

Reconciliation of net Income (loss) to adjusted EBITDA (in thousands of U.S. dollars)	For the six-month period ended June 30, 2014 (unaudited)	For the six-month period ended June 30, 2013 (unaudited)	For the year ended December 31, 2013 (unaudited)	For the period from September 10, 2012 (date of inception) to December 31, 2012 (unaudited)	For the six-month period ended June 30, 2014 (unaudited)	For the period from September 4, 2013 to December 31, 2013 (unaudited)	For the six-month period ended June 30, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Net income (loss)	$2,200	$(7,358)	$(8,158)	$(3,598)	$2,207	$(1,377)
Depreciation and amortization	2,642	3,057	6,032	1,269	4,345	3,019
Equity in net earnings of affiliate	—	—	—	—	(1,130)	(507)
Interest expense and finance costs, net	2,323	2,941	7,071	1,242	1,665	794
Change in fair value on financial instruments	337	—	(32)	—	(699)	(300)
Discontinued operations	—	—	—	—	2,388	2,655
(Gain) loss on sale of vessel	—	—	(2,701)	—	—	—

Adjusted EBITDA	$7,502	$(1,360)	$2,212	$(1,087)	$8,776	$4,284	$	$

RISK FACTORS

        You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Although the risks below are the material risks we have identified, additional risks not currently known to us, or that we currently deem immaterial, may also adversely affect us.

Industry Risks

The product tanker industry is cyclical and volatile in terms of charter rates and profitability, which may adversely affect our earnings and available cash flow.

        The product tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent prolonged downturn in the product tanker industry may continue and adversely affect our ability to charter or recharter our vessels or our ability to sell them. Moreover, the rates for our vessels operating in the spot market, or any charters that we may enter into in the future, may not be sufficient to allow us to operate our vessels profitably. Although none of our vessels is currently operating in the spot market, six of our vessels are employed under period charters scheduled to expire in 2014 or 2015. Fluctuations in charter rates and product tanker values result from changes in the supply and demand for product tanker capacity and changes in the supply and demand for crude oil and refined petroleum products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        The factors that influence demand for product tanker capacity include:

  •
  supply of, and demand for, crude oil and refined petroleum products;

  •
  regional availability of refining capacity;

  •
  global and regional economic and political conditions;

  •
  the distance oil and refined petroleum products are to be moved by sea;

  •
  changes in seaborne and other transportation patterns;

  •
  environmental and other legal and regulatory developments;

  •
  currency exchange rates;

  •
  weather;

  •
  competition from alternative sources of energy; and

  •
  international sanctions, embargoes, import and export restrictions, nationalizations and wars.

        The factors that influence the supply of tanker capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels;

  •
  conversion of product tankers to other uses;

  •
  the price of steel and other raw materials;

  •
  the number of vessels that are out of service; and

  •
  environmental concerns and regulations.

        Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Continuing global economic weakness may further reduce demand for seaborne transportation of refined petroleum products, which may materially adversely affect our business, financial condition, operating results, ability to pay dividends and the trading price of our shares.

Demand for shipping of refined petroleum products could be significantly affected by volatile oil and gas prices and the overall demand for oil and gas.

        Oil and gas prices are volatile and are affected by numerous factors beyond our control, including the following:

  •
  worldwide demand and global economic conditions;

  •
  the cost of exploration, development, production, transportation and distribution of oil and gas;

  •
  expectations regarding future energy prices for both oil and gas and other sources of energy;

  •
  the level of worldwide refined petroleum production and exports;

  •
  government laws and regulations, including environmental protection laws and regulations;

  •
  local, national and international political conditions, including military and non-military conflicts;

  •
  the weather and natural disasters; and

  •
  the availability and cost of alternative energy sources.

        There has historically been a strong link between the development of the world economy and demand for energy, including oil and refined products. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and refined products and for our services. Such changes could adversely affect our results of operations and cash flows.

Global economic weakness could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

        The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. In particular, an adverse change in economic conditions affecting China, India or Southeast Asia generally could have a negative effect on the demand for refined petroleum products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world's fastest growing economies in terms of gross domestic product. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

        There has historically been a strong link between the development of the world economy and demand for energy, including oil and refined products. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and refined products and for our services. Such changes could adversely affect our results of operations and cash flows.

An over-supply of product tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

        The market supply of product tankers is affected by a number of factors such as demand for refined petroleum products, as well as strong overall global economic growth. The global supply of product tankers generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. If the capacity of new vessels delivered exceeds the capacity of product tankers being scrapped and lost, global product tanker capacity will increase.

        If the supply of product tanker capacity increases and if the demand for product tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, financial condition, operating results, dividends or the trading price of our shares.

        The spot market may fluctuate significantly based upon product tanker and refined petroleum product supply and demand. The successful operation of any of our vessels that are deployed in the competitive spot market will depend upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to load a cargo. Our ability to enter into time and bareboat charters and to renew these charters on their expiration or termination will depend upon, among other things, microeconomic conditions in the sectors and regions in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of refined petroleum products.

Employment of our vessels on time or bareboat charters may prevent us from taking advantage of rising spot charter rates.

        The spot market may fluctuate significantly based upon product tanker and refined petroleum product supply and demand. The factors affecting supply and demand for tankers and refined petroleum products are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        Although none of our vessels is currently operating in the spot market, we may seek to employ our vessels in the spot market in the future. If we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates.

Seasonal fluctuations could affect our operating results and available cash from quarter to quarter.

        We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of cash flow and hence dividends that we would be able to pay from quarter to quarter. The product tanker industry is typically stronger in the fall and winter months in anticipation of increased consumption of oil and refined petroleum products in the northern hemisphere during the winter months. As a result, our revenues may be weaker during our second and third fiscal quarters than during our first and fourth fiscal quarters depending on our charter coverage. This seasonality could materially affect our business, financial condition, operating results, ability to pay dividends and the trading price of our common stock.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

        We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates, including future charter rates, earnings from vessels, operating expenses, discount rates and drydock costs. All of these items have been historically volatile.

        An impairment charge is recognized if the carrying value of a vessel is in excess of the recoverable amount. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In particular, the fair market value of the vessels in our fleet or any other vessels we may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international seaborne transportation industry, supply and demand for petroleum products, costs of newbuildings and governmental or other regulations. Any impairment charges incurred as a result of declines in charter rates could negatively affect our operating results, ability to pay dividends and the trading price of our common stock.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

        Factors that influence vessel values include:

  •
  prevailing economic conditions and conditions in the product tanker markets;

  •
  fluctuations in demand for petroleum product;

  •
  fluctuations in the supply of vessel capacity;

  •
  the size and age of a vessel; and

  •
  the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

        If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to pay dividends.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

        The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue or increase our expenses.

        International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery of cargo and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, operating results, ability to pay dividends or the trading price of our common stock.

The operation of petroleum product tankers is inherently risky, and an incident involving our vessels that results in significant loss of revenue, increased costs or environmental consequences could harm our reputation and business.

        Petroleum product tankers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. In addition, the operation of tankers has unique risks associated with the transportation of refined petroleum products. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the volume of oil transported in tankers and its high flammability. Further, to the extent damage to one of our vessels results in an oil spill or otherwise causes significant environmental damage, the associated costs could exceed the insurance coverage available to us.

        If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of time and revenues while damaged vessels are being repaired, as well as the actual cost of the repairs, would adversely affect our results of operations. Further, our reputation as a safe and reliable vessel owner and operator could be harmed by the resulting media coverage of the total loss of any of our vessels or involvement in an incident with the potential risk of environmental consequences. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss, and that could have a material adverse effect on our business, results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends to our shareholders.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

  •
  marine disasters;

  •
  piracy;

  •
  environmental accidents;

  •
  bad weather;

  •
  mechanical failures;

  •
  grounding, fire, explosions and collisions;

  •
  human error; and

  •
  war and terrorism.

        An accident involving any of our vessels could result in any of the following:

  •
  death or personal injury, and loss of or damage to property;

  •
  delays or failure in the delivery of cargo;

  •
  loss of revenues from or termination of charter contracts;

  •
  fines, penalties or governmental restrictions on conducting business;

  •
  environmental and natural resources damages and the associated liability;

  •
  higher insurance rates; and

  •
  damage to our reputation and customer relationships generally.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

        In addition, some jurisdictions, including South Africa, enforce a "sister ship" theory of liability, pursuant to which a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

        As the world tanker fleet continues to grow, the demand for skilled officers and crew has been increasing, which has led to a shortage of such personnel. If our Manager or we are unable to employ skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of skilled officers and crew or an inability of our Manager to attract and retain such qualified officers and crew could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to pay dividends.

If labor or other interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

        In addition to providing services to us using its own on-shore employees, our Manager is responsible for recruiting the senior officers and other crewmembers for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest or any other labor interruption, could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, financial condition, operating results, distribution of dividends or the trading price of our common stock.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

        We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

Fuel, or bunker prices, may adversely affect profits.

        While we generally will not bear the cost of fuel, or bunkers, for vessels operating on time or bareboat charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations at the time of charter negotiation may adversely affect our profitability by potentially reducing the charter rates we are able to negotiate. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are employed on the spot market. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

        Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

        The operation of our vessels will be affected by the requirements set forth in the International Maritime Organization's, or IMO's, International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If our Manager fails to comply with the ISM Code, we may be unable to trade with our vessels; our insurers may invalidate our existing insurance; we may face decreased availability of insurance coverage for the affected vessels; and the affected vessels may be denied access to, or may be detained in, the ports of certain jurisdictions.

        In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO International Convention for the Safety of Life at Sea Convention of 1974 (as from time to time amended and generally referred to as SOLAS). The cost of maintaining our vessels' classifications may be substantial. However, if a vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to transport cargo between ports and will be unemployable, which will negatively impact our revenues and operating results.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, financial condition, operating results, dividends or the trading price of our common shares.

        Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national, state and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention on Civil Liability for Bunker Oil Pollution Damages of 2001 (as from time to time amended and generally known as the Bunker Convention), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended), the U.S. Maritime Transportation Security Act of 2002 and the International Labour Organization's, or ILO's, Maritime Labour Convention of 2006, or MLC. In addition, we are subject to requirements imposed by various national and international agencies and regulatory bodies, including, but not limited to, requirements of the U.S. Coast Guard, the U.S. Environmental Protection Agency, or EPA, and the IMO. Compliance with such laws, regulations and requirements, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, requirements relating to greenhouse gas or other air emissions, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and maintenance of insurance coverage (or the provision of other financial assurances) with respect to pollution incidents. We may become subject to additional or more onerous requirements. For example, the 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in additional regulatory or legislative initiatives that may affect our operations or require us to incur additional compliance expenses. These costs could have a material adverse effect on our business, financial condition, operating results, distribution of dividends or the trading price of our common stock. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, third party claims or the suspension or termination of our operations.

        An oil spill could also result in significant liability including fines, penalties, criminal or civil liability and remediation costs for natural resource damages under international and U.S. federal, state and local laws, and could harm our reputation with current or potential charterers of our tankers. Moreover, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone, or EEZ, around the United States. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, operating results, dividends or the trading price of our common stock.

If the vessels we will own or manage are required by our charterers' instructions to call on ports located in countries that are subject to restrictions imposed by the United States and other governments, our reputation and the market for our common stock could be adversely affected.

        Although we do not expect vessels that will be owned or operated by us to call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to include ships or shipping services by non-U.S. companies such as our company and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 that prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

        Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, if our customers do business with sanctioned countries, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. The consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries may adversely affect investor perception of the value of our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

        We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics that is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving an actual or alleged violation is expensive and can consume significant time and attention of our executive management.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

        A government could requisition one or more of our vessels for title or for hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, operating results, distribution of dividends or the trading price of our common stock.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If piracy attacks result in certain regions in which our vessels are deployed being characterized as "war risk" zones by insurers or designated as "war and strikes" listed areas by the Joint War Committee (comprising underwriting representatives from both the Lloyd's and International Underwriting Association company markets), piracy insurance coverage may become more difficult to obtain, and premiums payable for such insurance coverage could increase significantly.

        In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, operating results, distribution of dividends or the trading price of our common stock and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

        We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, operating results, dividends or the trading price of our common stock.

Technological innovation could reduce the amount of charter payments we receive and the value of our vessels.

        The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter payments we receive for our vessels once their charters expire and the resale value of our vessels could significantly decrease. As a result, our business, financial condition, operating results, distribution of dividends or the trading price of our common stock could be adversely affected.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

        Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, a new treaty may be adopted in the future that includes restrictions on shipping emissions in addition to those already adopted under MARPOL. The IMO has approved two new sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index and the Ship Energy Efficiency Management plan, discussed in detail in "Business—Greenhouse Gas Regulation." Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

        Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

Company Risks

Specific Risks Related to the Acquisition of the Expansion Fleet and Further Growth

If we cannot take delivery of the vessels in our Expansion Fleet we may use a portion of the proceeds from this offering for corporate purposes with which you may not agree.

        If we cannot take delivery of the vessels in our Expansion Fleet, if the sellers fail to deliver any vessels to us as agreed, or if we cancel the acquisition of a vessel because a seller has not met its obligations, our executive management will have the discretion to apply the proceeds of this offering that we intend to use to purchase those vessels to acquire other vessels or for other purposes. In particular, certain events may arise that could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We will not escrow the proceeds from the offering and will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels that meet our acquisition standards. During this period, the portion of the proceeds of the offering originally planned for the acquisition of these vessels will be invested on a short-term basis, in which case they will not yield returns at rates comparable to those these vessels might have earned, or utilized for general corporate purposes, in which case they may cease to be available for future vessel acquisitions.

Delays in deliveries of the vessels in our Expansion Fleet, or any additional vessels, or our inability to otherwise complete the acquisitions of vessels, could harm our operating results.

        We expect to purchase additional vessels from time to time, including the four secondhand vessels in our Expansion Fleet. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels.

        The delivery of secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of vessels while being operated by the seller prior to the scheduled delivery date.

        The completion and delivery of newbuildings could be delayed because of, among other things:

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  quality or engineering problems;

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  changes in governmental regulations or maritime self-regulatory organization standards;

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  work stoppages or other labor disturbances at the shipyard;

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  bankruptcy of or other financial crisis involving the shipyard;

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  a backlog of orders at the shipyard;

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  political, social or economic disturbances;

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  weather interference or a catastrophic event, such as a major earthquake or fire;

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  requests for changes to the original vessel specifications;

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  shortages of or delays in the receipt of necessary construction materials, such as steel;

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  an inability to finance the constructions of the vessels; or

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  an inability to obtain requisite permits or approvals.

        If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation of the charter, our business, financial condition, operating results, dividends or the trading price of our common stock could be adversely affected.

We have limited access to the historical operating data for vessels before their acquisition.

        Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct a historical financial due diligence process when we acquire secondhand vessels. Accordingly, we do not obtain the historical operating data for such vessels from the sellers. Most secondhand vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased secondhand vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is normally terminated and the vessel's trading certificates are surrendered to its flag state following a change in ownership.

If we do not identify suitable vessels for acquisition or successfully integrate any acquired vessels, we may not be able to grow or effectively manage our growth.

        One of our strategies is to continue to grow by expanding our operations through vessel additions to our Combined Fleet. Our future growth and the development of our fleet will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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  identify suitable product tankers and/or vessel owning shipping companies for acquisitions at attractive prices;

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  identify businesses engaged in managing, operating or owning product tankers for acquisitions or joint ventures;

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  integrate any acquired product tankers or businesses successfully with our existing operations;

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  hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

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  improve our operating, financial and accounting systems and controls; and

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  obtain required financing for any subsequent proposed vessel acquisitions or our operations.

        Our failure to effectively identify, purchase, develop and integrate any product tankers or businesses could adversely affect our business, financial condition, operating results, distribution of dividends or the trading price of our common stock. Finally, acquisitions may require additional equity issuances or debt issuances (which may include amortization payments). If we are unable to effectively execute our expansion strategy, our financial condition may be adversely affected.

        Growing any business by acquisition presents numerous risks, including the subsequent discovery of undisclosed liabilities and obligations, difficulties in obtaining additional qualified personnel, challenges related to managing relationships with customers and suppliers during growth, and risks associated with integrating newly acquired vessels and operations into existing infrastructures. The growth of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Manager, and may necessitate that we, and they, increase the number of personnel to support such expansion. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

We will be required to make substantial capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

        Our business strategy is based, in part, upon the expansion of our fleet through the acquisition of additional vessels. Consistent with our financial strategy we currently expect that we will fund our vessel acquisitions through the issuance of additional common stock and the incurrence or assumption of debt.

        We will also be required to make capital expenditures to maintain our vessels. The costs of maintaining vessels are highly uncertain, depending on a variety of factors, including age, size and condition of the vessel and location of the drydock. Such costs may be substantial. In addition, we will incur substantial maintenance costs in the future for any newly acquired vessels. A vessel must be drydocked within 5 years of its delivery from the shipyard, and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations. Moreover, the cost of a replacement vessel would be significant.

        To fund any shortfall for purchasing additional vessels or drydocking costs from time to time, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

Our dividend policy could limit our ability to grow and make acquisitions.

        Under our dividend policy, we intend to pay quarterly dividends to shareholders beginning in November 2014 from our cash flow from operations. We expect that the dividends we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations during the previous quarter (or, in the case of the initial dividend we expect to pay in November 2014, the period from the closing date of this offering through September 30, 2014), after paying expenses and establishing reserves for drydockings, special surveys, capital expenditures, debt service and other purposes as our board of directors may from time to time determine are appropriate. As a result, we will rely primarily upon external financing sources, including the issuance of additional common stock and the incurrence or assumption of debt, to fund our acquisitions and expansion capital expenditures. As such, to the extent we are unable to finance growth externally, our distribution policy will significantly impair our ability to grow.

        In addition, because of our distribution policy, our growth, if any, may not be as robust as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional shares of common stock in connection with any acquisitions or expansion capital expenditures, current shareholders will experience dilution and the payment of dividends on those additional shares will decrease the amount we distribute on each outstanding share. The incurrence of additional borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the available cash that we have to distribute to our shareholders. See "Our Dividend Policy."

Specific Risks Related to our Operations

We have a limited history of operations on which investors may assess our performance.

        We were incorporated in May 2014. HSM Products Limited, our Predecessor, and Poseidon Product Tankers have had relatively short operating histories with the 10 vessels in our Initial Fleet. Six of our vessels were operated by HSM Products Limited from October 2012 onwards, while four of our vessels were operated by Poseidon Product Tankers from October 2013. We have a limited performance record and operating history, and, therefore, limited historical financial information upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy.

Three of the vessels in our Initial Fleet, as well as one of the vessels in our Expansion Fleet, are subject to purchase options held by their charterers, which, if exercised, could reduce the size of our fleet and result in the loss of a substantial portion of our future revenues.

        Under the bareboat charter agreements for Britto, Hongbo and Lichtenstein, at the bareboat charter termination date the charterer, Daelim, has the option to purchase each vessel for $40.0 million. The charterer must give six months' notice prior to exercising the option. Under the bareboat charter for the LR1 vessel in our Expansion Fleet, Schoeller Holdings Ltd., or Schoeller the guarantor and an affiliate of the charterer, has the option to purchase the vessel during the charter at a set vessel price which gradually declines from $40.0 million during a 20-day window 90 days prior to the sixth anniversary of the charter's commencement (in February 2016) to $26.5 million during a 20-day window 90 days prior to the tenth anniversary of the charter's commencement (February 2020).

        If any of the charterers were to exercise any of the aforementioned purchase options, the size of our fleet would be reduced. As a result of the periodic scarcity of secondhand product tankers available for acquisition and the length of time required prior to delivery of newbuildings, we may be unable to replace any of these vessels with a comparable vessel, or any other vessel, quickly or, if product tanker values are higher than the option exercise price as currently anticipated, at a cost equal to the option exercise price paid by the charterers. As a result, if any of these purchase options were to be exercised, the expected size of our fleet would be reduced and our anticipated revenues would be reduced.

Our secondhand vessels expose us to increased operating costs and as our fleet ages, the risks associated with older vessels could adversely affect our results of operations.

        Our current business strategy includes growing our fleet through the acquisition of additional vessels, with a focus on secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the secondhand vessels that we acquire.

        In general, the costs required to maintain a vessel in good operating condition increase as the vessel ages. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. In addition, cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in voyage or operating expenses or drydocking costs could materially and adversely affect our financial performance.

        Our voyage expenses, vessel operating expenses and drydock capital expenditures for our vessels deployed on time charters depend on a variety of factors including fuel, crew, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. We are not responsible for vessel operating or voyage expenses when our vessels operate on bareboat charters. Also, while we do not bear the cost of fuel (bunkers) under our time and bareboat charters, fuel is a significant expense in our operations when, for example, moving to or from drydock or when our vessels are off-hire or employed in the spot market.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and drydocking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

        Historically our revenue has been generated in U.S. dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. dollar weakens significantly, we would be required to convert more U.S. dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution. Because we report our operating results in U.S. dollars, changes in the value of the U.S. dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and accounts payable are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreement or charter agreement could cause us to suffer losses or otherwise adversely affect our business.

        The ability and willingness of each of our counterparties to perform its obligations under the respective agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. If we are unable to take delivery of a contracted vessel, including due to the failure of the seller of a vessel to deliver a vessel to us as agreed or to otherwise meet its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, operating results and cash flows and our ability to pay dividends.

Charterers may terminate or default on their charters or may elect not to re-charter our vessels upon expiration of their charters, which could adversely affect our results of operations and cash flow.

        The majority of the vessels in our Initial Fleet are currently employed on time and bareboat charters ranging from one to five years remaining duration. These charters may terminate earlier than the dates indicated in this prospectus. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria.

        If our charterers decide to terminate or default on their charters or elect not to re-charter our vessels upon expiration of their charters, we may not be able to re-charter them on terms similar to these charters or at all. If we receive lower charter rates under replacement charters or are unable to re-charter the vessels that we wish to place on time charters, our available cash may be significantly reduced or eliminated.

We may not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on time or bareboat charters.

        We currently employ all of the vessels in our Initial Fleet, and expect to employ the four vessels in our Expansion Fleet, under fixed rate time or bareboat charter agreements with an average remaining duration of approximately 2.3 years as of June 30, 2014. When our existing charter agreements expire, including charters for six vessels that expire during 2014 or 2015, we may enter into new charter agreements for periods of one year or longer. Vessels committed to medium-and long-term time charters may not be available for spot charters during periods of increasing charterhire rates, when spot charters might be more profitable.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

        The operation of tanker vessels and the transportation of refined petroleum products is extremely competitive and our industry is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of refined petroleum products can be intense and depends on price, vessel location, size, age and condition, and the acceptability of the tanker and its operators to the charterer. We may be unable to compete effectively with other tanker owners.

        We may not be able to compete profitably as we expand our fleet, enter into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we currently employ, and the competitors in those new markets may have greater experience and financial strength and capital resources than we do.

We currently derive a substantial portion of our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.

        We currently derive substantially all of our revenue and cash flow from a limited number of charterers, including Trafigura, which charters two of our vessels, accounting for 27% of our total revenue in 2013, and will charter five of our vessels following the acquisition of our Expansion Fleet. The vessels we have contracted under time charters have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the product tanker shipping industry and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

        If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire rates under any of our charters, could have a material adverse effect on our business, operating results, financial condition and ability to pay dividends.

Due to our lack of diversification, adverse developments in the petroleum product tanker industry could reduce our ability to pay dividends to our shareholders.

        We will rely exclusively on the cash flow generated from our petroleum product tankers. Due to our lack of diversification, an adverse development in the petroleum product tankers industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of businesses.

Our future contracted revenue for our Combined Fleet may not be ultimately realized.

        As of June 30, 2014, the future contracted revenue for our Combined Fleet through June 2019 was approximately $178.1 million under firm commitments. We may not be able to perform under our charter agreements due to events beyond our control, and our customers may seek to cancel or renegotiate our charter agreements for various reasons, including adverse conditions, resulting in lower daily rates. Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our business, operating results, financial condition and ability to pay dividends. As a result, actual amounts of revenues generated by our vessels over the applicable scheduled terms of their time and bareboat charters may differ, possibly by material amounts, from our expectations.

We depend on our Manager to assist us in operating and expanding our business.

        We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to our Manager; the loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.

        Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us, or if they stop providing these services to us.

        Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

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  obtain new charters;

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  obtain financing on commercially acceptable terms; or

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  maintain satisfactory relationships with suppliers and other third parties.

Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.

        Our Manager will directly provide us with a variety of services for the technical and commercial management of our vessels. Technical management services include technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. Commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and collection and insurance. As a result, we will depend upon the continued services of our Manager.

        We would be materially adversely affected if either our Manager become unable or unwilling to provide services for our benefit at the level of quality they have provided others such services in the past and at comparable costs as they have charged others in the past. If we were required to employ a ship management company other than our Manager, we cannot offer any assurances that the terms of such management agreements and results of operations would be more beneficial to us in the long term.

        Our Manager's ability to render management services will depend in part on its own financial strength. Circumstances beyond our control could impair Empire's financial strength, and because it is a privately held company, information about its financial strength is not publicly available. As a result, our shareholders and we might have little advance warning of financial or other problems affecting our Manager even though their financial or other problems could have a material adverse effect on our shareholders and us.

Fees paid to our Manager for services provided to us will be substantial and will be payable regardless of our profitability.

        All of the vessels in our Combined Fleet will receive commercial and (for those vessels not on bareboat charters with the exception of FR8 Venture) technical management services from our Manager, pursuant to expected Management Agreements between each of our vessel-owning subsidiaries and our Manager. Our Manager is jointly owned by affiliates of Stamatis Molaris, our Chairman and Chief Executive Officer and Hans Mende, the founder of AMCI. Pursuant to the Management Agreements, our Manager will provide comprehensive management services to our vessels. Our Manager's management services comprise technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing, training and supply provisioning, and commercial management services, including operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and collection and insurance.

        Under the Management Agreements, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. On the anniversary of each Management Agreement the daily rate will increase by 2.0%. In addition, we will reimburse Empire for its actual costs in providing accounting, banking, financial and administrative services to us.

        For a description of our Management Agreements, see "Our Manager and Management Related Agreement." The fees and expenses payable pursuant to the Management Agreements will be payable without regard to our financial condition or results of operations.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

        Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

        Our success also depends to a significant extent on our ability to retain our Chairman and Chief Executive Officer, Stamatis Molaris. Our loss of his services could adversely affect our business prospects and financial condition. In addition, our proposed credit facilities with Credit Suisse AG requires that Mr. Molaris be at all times the Chief Executive Officer or Chairman of the Board of our company. The failure of Mr. Molaris to act in such capacities would constitute a default under the proposed facility, which may permit the lenders to accelerate the maturity of indebtedness thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proposed Senior Secured Term Loan Facilities."

Our Chairman and Chief Executive Officer and certain other officers as well as officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

        Our Chairman and Chief Executive Officer and certain other officers as well as officers of our Manager, will be involved in other business activities not associated with us, which may result in their spending less time than is appropriate or necessary to manage our business successfully. For example, Mr. Molaris and Mr. Crawford, who function as our Chief Executive Officer and Chief Financial Officer, respectively, also provide services in similar capacities for Alma Maritime, a privately held shipping company. We are not able to quantify the actual allocation of time, which could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Initially, we expect that each of our executive officers will devote as much time to the management of the Company as is necessary for the proper conduct of our business. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Chairman and Chief Executive Officer has affiliations with our Manager which may create conflicts of interest.

        Our Chairman and Chief Executive Officer, Stamatis Molaris, is one of the two owners of our Manager. While we believe that the expected terms of the Management Agreements are consistent with normal commercial practice of the industry, the agreement was not negotiated on an arms-length basis by non-related parties and, accordingly, the terms may be less favorable to the Company than if such terms were obtained by a non-related party. Additionally, Mr. Molaris will continue to directly or indirectly control our Manager after the offering and will be our Chairman and Chief Executive Officer. This relationship, and other relationships between certain of our executive officers and members of our Manager, may create certain conflicts of interest between us and our Manager. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our Manager and Mr. Molaris. These conflicts of interest may have an adverse effect on our results of operations. See "Certain Relationships and Related Party Transactions."

Our Chairman and Chief Executive Officer and our Chief Financial Officer have affiliations with other shipping industry participants, which may create conflicts of interest.

        Our Chairman and Chief Executive Officer, Stamatis Molaris, is also the Chairman and Chief Executive Officer of Alma Maritime and a principal of AMCI Poseidon Fund, which is one of our principal shareholders. Our Chief Financial Officer, Stewart Crawford, is also the Chief Financial Officer of Alma Maritime. Alma Maritime's fleet includes one product tanker in addition to crude oil tankers and dry bulk carriers and AMCI Poseidon Fund and Maas Capital, our principal shareholders, each control one product tanker managed by Empire, and AMCI Poseidon Fund has contracted to acquire one additional product tanker. These relationships may create certain conflicts of interest. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. These conflicts of interest may have an adverse effect on our results of operations.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

        We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East, Ukraine and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the

United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and operating results. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We may be subject to litigation that could have an adverse effect on us.

        We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

        We will carry insurance intended to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, and protection and indemnity insurance, which comprises pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover all potential losses from our operational risks. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, operating results, cash flows and financial condition and our available cash.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future.

        We may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.

        Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Because we obtain some of our insurance through protection and indemnity associations, we may be required to make additional premium payments.

        Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments, or calls, over and above budgeted premiums if member claims exceed association reserves.

        These calls will be in amounts based on our claim records, the claim records of our Manager, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and cash available for distribution.

Specific Risks Related to Our Indebtedness

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

        Our indebtedness could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, limit our ability to withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, reducing or eliminating dividends to our shareholders, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

        The market values of tankers have generally experienced high volatility in recent years. The market values of tankers have declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and other factors, including prevailing charter rates, competition from other shipping companies and other modes of transportation, supply of vessels available to the market, applicable governmental regulations and the cost of newbuildings.

        We may not be able to obtain other financing or incur debt on terms that are acceptable to us if the market value of our fleet declines. In addition, a decrease in the market values of our vessels for any reason could cause us to breach certain covenants that are contained in our existing credit facilities or may be contained in future financing agreements that we may enter into in the future.

        If we are unable to comply with covenants under our existing credit facilities and in future financing agreements that we may enter into in the future and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In addition, if we are unable to obtain waivers, we could be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and which could trigger further defaults under our credit facilities or other agreements. If our indebtedness is accelerated in full or in part, it might be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Servicing debt, including debt that we may incur in the future, would limit funds available for other purposes and if we cannot service our debt, we may lose our vessels.

        Borrowings under our existing credit facilities, and the credit facilities that we may enter into in the future, require us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. Required payments of principal and interest limit our funds available for working capital, capital expenditures, dividends and other purposes. Amounts borrowed under our existing credit facilities bear interest at variable rates. Increases in prevailing interest rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and consequently cause our net income and cash flows to decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the petroleum product tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to:

  •
  seek to raise additional capital;

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  refinance or restructure our debt;

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  sell one or more of our vessels;

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  reduce or delay capital investments; or

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  reduce or eliminate our dividend payments.

        However, these alternatives, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the vessels securing that debt.

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR.

        The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at historically low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time to the extent that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

        We have entered into interest rate cap transactions, in an aggregate notional amount of approximately $67.2 million as of June 30, 2014, and have assumed interest rate swaps in an aggregate notional amount of approximately $27.9 million as of June 30, 2014 generally for the purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness under our credit facilities. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our income statement. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and earnings per share. See "Management's Discussion and Analysis of Financial Condition And Results Of Operations Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk."

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

        Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

        Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to conduct our existing business, complete the acquisition of the vessels in our Expansion Fleet and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

        In addition, volatility and uncertainty concerning current global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our current charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

        The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy.

Restrictive covenants in our existing credit facilities and facilities we may enter into in the future may limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer and we may be unable to comply with such covenants.

        Our existing credit facilities impose and credit facilities we may enter into in the future, may impose, operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to:

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  pay dividends to our shareholders and make capital expenditures;

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  incur additional indebtedness, including the issuance of guarantees;

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  create liens on our assets;

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  change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

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  sell our vessels; or

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  merge or consolidate with, or transfer all or substantially all our assets to, another person.

        In addition, our credit facilities contain cross-default provisions that may be triggered by a default under any of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans.

        The material terms of our credit facilities are more fully set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities."

        Our existing credit facilities require, and credit facilities we may enter into in the future may require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants may include requirements that minimum working capital account balances are maintained and that the aggregate fair market value of the collateral vessels plus any additional collateral shall be no less than a certain percentage of the debt outstanding.

        In addition, each of our credit facilities requires us to maintain the earnings of our vessels securing such facilities in accounts with the lenders or their affiliates. We are required to reserve a portion of the funds in such accounts for the payment of future installments on such credit facilities and may only use any excess funds in such account for capital expenditures, dividends or other corporate purposes if we have complied with minimum balance requirements and security cover ratios, and, in certain circumstances, such credit facilities also require us to use a portion of such funds to prepay indebtedness under such facilities.

        Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

        A violation of any of the financial covenants contained in our existing credit facilities and future credit facilities described above will constitute an event of default under these credit facilities, which, unless cured under the applicable credit facility, if applicable, or waived or modified by our lenders, will provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

        In addition, under the terms of our credit facilities, we may be prohibited from making dividend payments. See "Our Dividend Policy."

Specific Risks Related to our Dividends

We are a holding company, and our ability to pay dividends to our shareholders will be limited by the distribution of funds from our subsidiaries.

        We are a holding company, and our current and future subsidiaries, which will be all wholly-owned by us, either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, will limit the discretion of our board of directors to pay or recommend the payment of dividends.

We cannot assure you that our board of directors will declare dividends to our shareholders.

        The declaration and payment of dividends to our shareholders, if any, will always be subject to the sole discretion of our board of directors. The timing and amount of dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, covenants included in the agreements governing our outstanding indebtedness, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The tanker industry, which includes product tankers, is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

        We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution, including as a result of the risks described in this section of the prospectus. We currently expect that we will fund our future acquisitions primarily through the issuance of additional common shares and to a lesser extend through the assumption of debt. We may also use cash reserves established by our board of directors from time to time. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends to our shareholders.

        Marshall Islands law generally prohibits the payment of dividends by a corporation other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or at any time when the corporation is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid in the amounts anticipated in this prospectus or at all.

We may not have sufficient available cash to pay any quarterly dividend on our shares of common stock.

        We may not have sufficient available cash each quarter to enable us to pay any dividends to our common shareholders. The amount of cash available for distribution, if any, will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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  the rates we obtain from our charters;

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  the level of our operating costs, such as the cost of crews and insurance;

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  the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;

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  delays in the delivery of any vessels we agree to acquire in the future;

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  prevailing global and regional economic and political conditions; and

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  the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

        The actual amount of cash available for distribution also will depend upon other factors, such as:

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  the level of capital expenditures we make, including for maintaining the vessels in our Combined Fleet and acquiring new vessels, which we expect will be substantial;

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  our debt service requirements and restrictions on dividends contained in our existing credit facilities and future financing agreements;

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  fluctuations in our working capital needs; and

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  the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

        Furthermore, our dividend policy may be affected by restrictions on dividends under our existing credit facilities or other credit facilities we may enter into in the future which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions, or if we are otherwise in default under our existing credit facilities or other credit facilities we may enter into in the future, we would be prohibited from paying dividends to you, notwithstanding our stated cash dividend policy. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of the Marshall Islands. Please see the section of this prospectus supplement entitled "Our Dividend Policy" for more details.

The amount of cash we will have available for distribution will depend primarily on our cash flow and not solely on profitability.

        The amount of cash we will have available for distribution will depend primarily upon our cash flow and not solely on profitability, which may be affected by non-cash items. For example, we may have working capital changes as well as extraordinary capital expenditures and major maintenance expenses in the future. While these items may not affect our profitability in a quarter, they would reduce the amount of cash available for distribution with respect to such quarter. As a result, we may not pay dividends during periods when we report net income, and, correspondingly, in certain circumstances we may pay dividends during periods when we report losses.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

        Under our dividend policy, we intend to pay quarterly dividends to shareholders beginning in November 2014 from our cash flow from operations. We expect that the dividends we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations during the previous quarter (or, in the case of the initial dividend we expect to pay in November 2014, the period from the closing date of this offering through September 30, 2014), after paying expenses and establishing reserves for drydockings, special surveys, capital expenditures, debt service and other purposes as our board of directors may from time to time determine are appropriate. In determining the amount of cash available for distribution after payment of our cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing credit facilities, and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest a higher percentage of their cash for acquisitions.

        We believe that we will generally finance any capital expenditures primarily through the issuance of additional common shares and to a lesser extent through the incurrence or assumption of debt. To the extent we are unable to obtain external financing for these purposes and do not have sufficient cash balances, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

If vessel acquisitions or capital expenditures are financed by issuing debt or equity securities, our ability to pay dividends may be diminished, our financial leverage could increase or our shareholders may be diluted.

        We will be required to make substantial capital expenditures to increase the size of our fleet and maintain the operating capacity of our fleet. We currently expect that we will fund our future acquisitions primarily through the issuance of additional common shares and to a lesser extent through the incurrence or assumption of debt. We may also use cash reserves established by our board of directors from time to time. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with cash from operations.

        Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, operating results and ability to pay dividends to our shareholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay dividends. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly dividends to shareholders, both of which could have a material adverse effect on our ability to pay dividends.

Restrictions in, or interest payments required by, our potential future debt agreements may prevent us from paying dividends.

        The payment of principal and interest on any debt we incur will reduce the amount of cash for dividends to our shareholders. In addition, our existing credit facilities prohibit, and we expect any other credit facility we may enter in the future will prohibit, the payment of dividends upon the occurrence of the following events, among others:

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  failure to pay any principal, interest, fees, expenses or other amounts when due;

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  failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

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  breach or lapse of any insurance with respect to the vessels;

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  breach of certain financial covenants;

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  failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

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  default under other indebtedness;

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  bankruptcy or insolvency events;

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  failure of any representation or warranty to be materially correct;

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  a change of control, as defined in the applicable agreement; and

  •
  a material adverse effect, as defined in the applicable agreement.

Offering Risks

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop.

        Prior to this offering, there has been no public market for the common stock. After this offering, there will be only                                     publicly traded shares of common stock, assuming no exercise of the underwriters' over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The price of our common stock after this offering may be volatile.

        The price of our common stock after this offering may be volatile and may fluctuate due to factors including:

  •
  actual or anticipated fluctuations in quarterly and annual results;

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  fluctuations in the petroleum product tanker industry;

  •
  mergers and strategic alliances in the shipping industry;

  •
  changes in governmental regulations or maritime self-regulatory organization standards;

  •
  shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;

  •
  the failure of securities analysts to publish research about us after this offering, or analysts making changes in their earnings or share price estimates;

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  general economic conditions;

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  terrorist acts;

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  future sales of our common stock or other securities;

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  investors' perception of us and the petroleum product tanker industry;

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  the general state of the securities market; and

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  other developments affecting us, our industry or our competitors.

        Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common stock may also be volatile. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock in spite of our operating performance. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price that you pay in this offering.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently adopted by the U.S. Securities and Exchange Commission, or SEC, and NASDAQ, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We will be a "foreign private issuer" under the SEC and NASDAQ rules, and as such we are entitled to exemption from certain SEC reporting and NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

        After the consummation of this offering, we will be a "foreign private issuer" under the securities laws of the United States and the rules of the NASDAQ. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NASDAQ rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NASDAQ permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NASDAQ.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

        Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the NASDAQ, which would adversely affect the liquidity of our common stock.

        In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

Following the completion of this offering, Maas Capital and AMCI Poseidon Fund will continue to control a substantial ownership stake in us and their interests could conflict with the interests of our other shareholders.

        Following the completion of this offering, Maas Capital and AMCI Poseidon Fund will own approximately          % and           % of our outstanding shares of common stock, respectively, assuming no exercise of the underwriters' overallotment option. As a result of this substantial ownership interest, they currently have the ability to exert significant influence over certain actions requiring shareholders' approval, including increasing or decreasing the authorized share capital, the election of directors and other policy decisions. While transactions with Maas Capital and AMCI Poseidon Fund could benefit us, their interests could at times conflict with the interests of our other shareholders.

You will incur immediate and substantial dilution.

        We expect the initial public offering price per share of our common stock to be substantially higher than the pro forma net tangible book value per share of our issued and outstanding common shares. As a result, you would incur immediate and substantial dilution of $            per share, representing the difference between the assumed initial public offering price of $            per share which is the mid-point of the estimated price range on the cover of this prospectus and our pro forma net tangible book value per share on June 30, 2014. In addition, purchasers of our common shares in this offering will have contributed approximately      % of the aggregate price paid by all purchasers of our common stock, but will own only

approximately      % of the shares outstanding after this offering. Please refer to the "Dilution" section of this prospectus.

Substantial future sales of our common stock could cause the market price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        Although we do not currently have any plans to sell additional shares of our common stock, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances.

        The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

  •
  our existing shareholders' proportionate ownership interest in us will decrease;

  •
  the dividend amount payable per share on our common stock may be lower;

  •
  the relative voting strength of each previously outstanding share will be diminished; and

  •
  the market price of our common stock may decline.

        Our existing shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing shareholders have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

        Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

        These provisions:

  •
  authorize our board of directors to issue "blank check" preferred stock without shareholder approval;

  •
  provide for a classified board of directors with staggered, three-year terms;

  •
  prohibit cumulative voting in the election of directors;

  •
  authorize the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding stock entitled to vote for those directors;

  •
  prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action; and

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

        These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Increases in interest rates may cause the market price of our common stock to decline.

        An increase in interest rates may cause a corresponding decline in demand for equity investments in general and, in particular, for yield-based equity investment such as shares of our common stock. Any such increase in interest rates or reduction in demand for our common stock resulting from other relatively more attractive investment opportunities may cause the trading price of our common stock to decline.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Prospectus Summary—Implications of Being an Emerging Growth Company." Although we are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards, we may choose to take advantage of some, but not all, of these other provisions. In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide to our shareholders may be different from information provided by other public companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

        Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are affiliated with major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike with respect to most U.S. public companies, our shareholders and we are deprived of the possible benefits of such inspections.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or bankruptcy law.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the Republic of the Marshall Islands law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. Accordingly, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

        We have limited operations in the United States and maintain limited assets in the U.S. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the U.S. could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the U.S. may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the U.S., or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

Because we are incorporated under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our executive management.

        We are incorporated under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or substantial portions of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information, see "Service of Process and Enforcement of Civil Liabilities."

Taxation Risks

        In addition to the following risk factors, you should read "Tax Considerations—Marshall Islands Tax Considerations", and "Tax Considerations—United States Federal Income Tax Considerations" for a more complete discussion of expected material Marshall Islands, and U.S. Federal income tax consequences of owning and disposing of our common stock.

We may have to pay tax on U.S.-source income, which would reduce our earnings and cash flow.

        Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

        After this offering, we intend to take the position for U.S. federal income tax reporting purposes that we do so qualify. However, there are factual circumstances beyond our control that could cause us or our subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income. There can be no assurance that we or any of our subsidiaries will qualify for this tax exemption for any year. For example, even assuming, as we expect will be the case, that our shares are regularly and primarily traded on an established securities market in the United States, if shareholders each of whom owns, actually or under applicable attribution rules, 5% or more of our shares own, in the aggregate, 50% or more of our shares, then we and our subsidiaries will generally not be eligible for the Section 883 exemption unless we can establish, in accordance with specified ownership certification procedures, either (i) that a sufficient number of the shares in the closely-held block are owned, directly or under the applicable attribution rules, by "qualified shareholders" (generally, individuals resident in certain non-U.S. jurisdictions) so that the shares in the closely-held block that are not so owned could not constitute 50% or more of our shares for more than half of the days in the relevant tax year or (ii) that qualified shareholders owned more than 50% of our shares for at least half of the days in the relevant taxable year. There can be no assurance that we will be able to establish such ownership by qualified shareholders for any tax year.

        If we or our subsidiaries are not entitled to the exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. A number of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S. source shipping income.

United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States shareholders.

        A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of "passive income," or at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." In general, U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute "passive income" and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. In addition, we treat and intend to treat the deposits that we make on any newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation or the treatment of our newbuilding contracts and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries would likely be treated as PFICs. In this regard we note that a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, would likely result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs.

        We do not believe that we will be a PFIC for 2014. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should this belief turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2014. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2014 or a subsequent year. In addition, although we do not believe that we will be a PFIC for 2014, we may choose to operate our business in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2014 or any future taxable year.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under "Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders"), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our shares of common stock. See "Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

        All statements in this prospectus that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

  •
  our future operating or financial results;

  •
  global and regional economic and political conditions, including piracy;

  •
  our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

  •
  competition in the petroleum product tanker industry;

  •
  statements about shipping market trends, including charter rates and factors affecting supply and demand;

  •
  our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, vessel acquisitions and other general corporate activities;

  •
  our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market; and

  •
  our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives.

        Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the "Risk Factors" section of this prospectus. Any of these factors or a combination of these factors could materially affect our future operating results. Factors that might cause future results to differ include, but are not limited to, the following:

  •
  changes in governmental rules and regulations or actions taken by regulatory authorities;

  •
  changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;

  •
  potential liability from future litigation and potential costs due to environmental damage and vessel collisions;

  •
  the length and number of off-hire periods and our dependence on a third-party manager; and

  •
  other factors discussed in the "Risk Factors" section of this prospectus.

        You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those described in the forward-looking statements.

        Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        We expect to receive net proceeds of approximately $             million from the sale of common shares offered by this prospectus by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per share, which is the mid-point of the estimated price range on the cover page of this prospectus. We will not receive any net proceeds from the sale by the selling shareholder of shares in this offering.

        We intend to use the net proceeds in the following manner:

  •
  Approximately $53.9 million to fund a portion of the acquisition costs of our Expansion Fleet;

  •
  Approximately $             million to repay in part the outstanding indebtedness under our CA-CIB Facility, which bears interest at LIBOR plus 1.75% (1.98% as of June 30, 2014) and matures in October 2017;

  •
  Approximately $             million to repay in part the outstanding indebtedness under our HSH Nordbank A.G Facility, which bears interest at LIBOR plus 3.0% (3.23% as of June 30, 2014) and matures in May 2019;

  •
  Approximately $             million to repay in part the outstanding indebtedness under our DVB Bank Hongbo Facility, which bears interest at LIBOR plus 3.0% (3.23% as of June 30, 2014) and matures in June 2019;

  •
  Approximately $             million to repay in part the outstanding indebtedness under our DVB Bank Lichtenstein Facility, which bears interest at LIBOR plus 3.0% to 3.25% (3.48% as of June 30, 2014) and matures in March 2019; and

  •
  the remainder for general corporate purposes, including working capital.

        The outstanding indebtedness under each of the above credit facilities was assumed or incurred by our predecessor, HSM Products Limited, or by Poseidon Product Tankers in connection with the acquisition of the vessels in our Initial Fleet. We have obtained commitment letters from Credit Suisse AG for four separate new credit facilities, which we expect to enter into on or prior to the consummation of this offering, to fund the remaining $47.4 million aggregate purchase price for our Expansion Fleet and the refinancing of the $102.6 million expected to remain outstanding under our existing credit facilities after the application described above of the net proceeds to us from this offering. Our new credit facilities remain subject to entry into of definitive documentation.

        If we do not acquire one or more of the vessels in our Expansion Fleet, we will have discretion to apply the proceeds of this offering that we intend to use to purchase those vessels to acquire other vessels or for other purposes. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of such vessels.

        The net proceeds to us from any exercise of the underwriters' option to purchase additional shares of common stock (approximately $             million if exercised in full) will be used for general corporate purposes.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $             million. In addition, we may also increase or decrease the number of shares of common stock we are offering. Each increase of 1.0 million shares of common stock offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $            per share, would increase net proceeds to us from this offering by approximately $             million. Similarly, each decrease of 1.0 million shares of common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $            per share, would decrease the net proceeds to us from this offering by approximately $             million.

 CAPITALIZATION

        The table below sets forth our pro forma combined capitalization as of June 30, 2014, as follows:

  •
  On a pro forma basis to give effect to the IPO Formation Transactions; and

  •
  On a pro forma basis to give effect to the IPO Formation Transactions, as adjusted to give effect to (i) the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $            per share (representing the mid-point of the estimated price range shown on the cover of this prospectus) and assuming no exercise of the underwriters' option to purchase additional shares and after deducting estimated underwriting discounts and commissions and estimated offering expenses; (ii) the application of the net proceeds of this offering as described under "Use of Proceeds" and (iii) the application of borrowings under our proposed new senior secured credit facilities described in footnote (2) below.

        You should read this table in conjunction with the financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Unaudited Pro Forma Combined Financial Statements" included elsewhere in this prospectus.

	As of June 30, 2014
	Pro forma total— IPO Formation Transactions		Pro Forma As Adjusted(4)
	(Expressed in thousands of U.S. dollars)
Debt:
HSH Nordbank A.G.		$43,078	$
DVB Bank S.E.		41,298
CA—CIB, net of pro forma discount $3,142(1)		108,904
Credit Suisse A.G.(2)		—

Total Debt(3)		$193,280	$

Stockholders' equity:
Common shares with $0.01 par value, pro forma total- shares authorized shares issued and outstanding; pro forma as adjusted- shares authorized shares issued and outstanding
Additional paid-in capital
Retained earnings

Total stockholders' equity

Parent net investment		—

Total capitalization	$		$

(1)
Net of debt discount of $3.1 million. The debt discount reflects the difference between the face value of $112.0 million and the fair value of acquired debt of $108.9 million as a result of the IPO Formation Transactions.

(2)
In connection with this offering, we and three of our vessel-owing subsidiaries expect to enter into four separate senior secured credit facilities with Credit Suisse A.G., as described elsewhere in this prospectus, having an aggregate facility amount of up to $200.0 million, of which up to $150.0 million would be available to finance the remaining portion of the aggregate purchase price of the four vessels in our Expansion Fleet and refinance the expected remaining outstanding balance under our existing credit facilities after this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proposed Senior Secured Term Loan Facilities."

(3)
All of our debt is guaranteed and secured.

(4)
A $1.00 increase in the assumed initial public offering price of $            per share (representing the mid-point of the estimated price range on the cover of this prospectus) would increase additional paid-in capital by            and total capitalization by $            , while a $1.00 decrease in the assumed initial public offering price of $            per share would increase total debt by $            , decrease additional paid-in capital by $            and decrease total capitalization by $            , in each case, assuming no exercise of the underwriters' option to purchase additional shares and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remained the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The above assumes that any resulting change in net proceeds increases or decreases cash and cash equivalents or the amount used to repay indebtedness.

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of our shares in this offering will exceed the net tangible book value per share after the offering.

        As adjusted to give effect to the IPO Formation Transactions, whereby we will acquire, in exchange for            shares of our common stock, all of the outstanding shares of the holding companies which own the vessel-owning subsidiaries for our Initial Fleet (AMCI Products Limited and HSM Product Limited, the latter through the exchange of the shares of Poseidon Product Carriers Limited, an intermediate holding company whose assets are its equity interest in HSM Products Limited), the pro forma net tangible book value as of June 30, 2014 was $             million in total and $            per share. Pro forma net tangible book value was determined by dividing the net tangible book value of the contributed assets and liabilities by the total number of shares of common stock to be issued by us in exchange for such contributions.

        As adjusted to give effect to the issuance by us of                shares of common stock in this offering, assuming an initial public offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2014 would have been $             million in total, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing shareholders and an immediate dilution in net tangible book value of $            per share to new investors in this offering.

        The following table illustrates the pro forma per share dilution and appreciation as of June 30, 2014:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share before this offering	$
Increase in net tangible book value per share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the pro forma adjusted net tangible book value to increase or decrease, respectively, by approximately $             million, or $            per share.

        The following table summarizes, on an as adjusted basis as of June 30, 2014, giving effect to the IPO Formation Transactions and the sale of the common shares in this offering, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by purchasers in this offering, based upon an assumed initial public offering price of $            per share (the mid-point of the estimated price range on the cover page of this prospectus).

As Adjusted Shares Outstanding
Total Consideration
Average Price Per Share
	Number	Percentage	Amount	Percentage
(Expressed in thousands of U.S. dollars, except percentages and per share data)
Existing Shareholders(1)					$
New investors					$

Total		100%		100%	$

(1)
The total consideration paid by our existing shareholders is comprised of the fair value of the Poseidon Dropdown and the HSM Dropdown. Please see "Summary Historical and Pro Forma Financial and Other Data".

        The discussion and tables above are based on                shares of our common stock outstanding as of                , 2014, and exclude                shares of our common stock reserved for issuance under the equity incentive plan we intend to adopt prior to this offering, including an aggregate of                shares of restricted stock we expect to grant to our officers and directors after this offering, which will vest ratably over a three-year period.

 OUR DIVIDEND POLICY

        You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

        While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay our stockholders quarterly dividends of $      per share, or $      per share per year, in February, May, August and November of each year. We expect to pay our initial dividend of $      in November 2014 following the completion of this offering.

        We expect that the dividend we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations during the previous quarter (or, in the case of the initial dividend we expect to pay in November 2014, the period from the closing date of this offering through September 30, 2014), after paying expenses and establishing reserves for drydockings, special surveys, capital expenditures, debt service and other purposes as our board of directors may from time to time determine are appropriate. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain financing on acceptable terms to execute our growth strategy, provisions of Marshall Islands law governing the payment of dividends, restrictive covenants in our loan agreements and global financial conditions. Our ability to pay dividends will be limited by the amount of cash we can generate from operations following the payment of expenses and the establishment of any reserves as well as additional factors unrelated to our profitability.

        We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, in the future, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends. We or our subsidiaries may not be able to pay dividends if we are in default or have breached certain covenants of a particular credit facility without our lender's consent or waiver of the relevant default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends by a corporation (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when the corporation is insolvent or (iii) if the payment of the dividend would render the corporation insolvent.

        In addition, we may incur expenses or liabilities, including extraordinary expenses, experience decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The petroleum product tanker charter market is cyclical and volatile. We cannot predict with accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid in the future. We cannot assure you that we will be able to pay regular quarterly dividends, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus titled "Risk Factors."

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

        The following table summarizes certain selected historical and other data of HSM Products Limited and Poseidon Product Tankers. Product Shipping Limited was incorporated under the laws of the Republic of the Marshall Islands on May 27, 2014. We have derived the historical consolidated financial data for HSM Products Limited (our Predecessor), as of December 31, 2013 and 2012 and for the year ended December 31, 2013 and for the period from September 10, 2012 (date of inception) to December 31, 2012 from the audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the historical combined financial data of Poseidon Product Tankers as of December 31, 2013 and for the period from September 4, 2013 to December 31, 2013 from the audited combined financial statements, which are included elsewhere in this prospectus. We have derived the historical consolidated financial data as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 for HSM Products Limited from the unaudited consolidated financial statements which are included elsewhere in this prospectus, and the historical combined financial data as of June 30, 2014 and for the six-month period ended June 30, 2014 for Poseidon Product Tankers from the unaudited combined financial statements, which are included elsewhere in this prospectus. The consolidated and combined financial statements of HSM Products Limited and Poseidon Product Tankers, respectively, included in this prospectus have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The data set forth below should be read in conjunction with the consolidated and combined financial statements, related notes and other financial information included elsewhere in this prospectus.

        The following tables also summarize unaudited pro forma combined financial statements of Product Shipping Limited. Such data is presented in accordance with U.S. GAAP and has been derived by combining the historical financial statements of Poseidon Product Tankers, or Poseidon, and HSM Products Limited, or HSM (in each case, which are included elsewhere in this prospectus), and applying pro forma adjustments to the combined historical financial data. The following unaudited pro forma combined financial data gives effect to the following transactions, as if they occurred on January 1, 2013 for the pro forma statement of operations for the year ended December 31, 2013 and six-month period ended June 30, 2014 and as if they occurred on June 30, 2014 for the pro forma balance sheet as of June 30, 2014:

Acquisition of Poseidon and MR Holding by Product Shipping Limited, or the Poseidon Dropdown

  •
  The acquisition of Poseidon and MR Holding by Product Shipping Limited in exchange for newly-issued shares of Product Shipping Limited with an aggregate fair value of $             million, based upon an assumed initial public offering price of $          per share; and

  •
  The elimination of income statement and balance sheet balances that relate to a vessel (UACC Shams) that historically constituted a part of Poseidon but which will be divested as part of the IPO Formation Transactions and not be part of the ongoing operations of Product Shipping Limited; and

  •
  The full elimination of the cash balances as a result of a dividend to existing shareholders prior to the IPO Formation Transactions.

Acquisition of HSM by Product Shipping Limited, or the HSM Dropdown

  •
  The acquisition of HSM by Product Shipping Limited in exchange for newly-issued shares of Product Shipping Limited with an aggregate fair value of $             million, based upon an assumed initial public offering price of $            per share; and

  •
  The elimination of income statement balances relating to a vessel that was sold by HSM during the year ended December 31, 2013; and

  •
  The full elimination of the cash balances as a result of a dividend to existing shareholders prior to the IPO Formation Transactions.

This Offering, Use of Proceeds and New Debt Facilities

  •
  The issuance of                        newly-issued shares of Product Shipping Limited at $            per share (which is the mid-point of the price range set forth on the cover page of this prospectus), based upon an assumed initial public offering price of $            per share, for aggregate cash consideration of $             million;

  •
  The payment of offering-related expenses aggregating $         million;

  •
  The acquisition of four vessels, as follows:

  •
  The acquisition of LR Holding, Ltd., an entity newly formed by affiliates of ours that will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet; and

  •
  In connection with this offering, the Company and three of our vessel-owning subsidiaries expect to enter into four separate senior secured credit facilities with Credit Suisse AG, as described elsewhere in this prospectus, having an aggregate facility amount of up to $200.0 million, of which an aggregate of up to $150.0 million would be available to finance the remaining portion of the aggregate purchase price of the four vessels in the Company's Expansion Fleet and refinance the remaining outstanding balance under our existing credit facilities after this offering.

        The Poseidon Dropdown will be accounted for as a transaction between entities under common control. Product Shipping Limited was established by and is controlled by the Fund, and the Fund also controls 100% of the vessels included in the Poseidon Dropdown. As part of the IPO Formation Transactions, the Poseidon Dropdown will occur prior to the receipt of IPO proceeds from new investors and, as a result, the Fund will control the vessels included in the Poseidon Dropdown before and after the transaction, which results in common control accounting. Accordingly, the assets and liabilities of Poseidon will be recorded by Product Shipping Limited at their historical carrying amounts. The HSM Dropdown will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations", or ASC 805. The purchase by the AMCI Poseidon Fund of a 53.4% shareholder interest in HSM did not result in the AMCI Poseidon Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions to be approved by the holders of 67% of all the outstanding shares of HSM. The acquisition method of accounting uses the fair value concepts defined in Accounting Standards Codification 820, "Fair Value Measurement", or ASC 820. ASC 805 requires, among other things, that the tangible and intangible assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date, with any excess of the purchase price over the net identifiable net assets acquired recognized as goodwill.

        The unaudited pro forma combined financial statements have been derived from (i) the historical financial statements of Poseidon and HSM, in each case included elsewhere in this prospectus and (ii) applying to them pro forma adjustments based upon assumptions that we believe to be reasonable and which are described in the footnotes included hereto.

        The unaudited pro forma combined financial statements reflect the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions, described in Unaudited Pro Forma Combined Financial Statements and the accompanying notes thereto included elsewhere in this prospectus, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the transactions contemplated above been consummated as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that we will experience going forward. In addition, the accompanying unaudited pro forma combined statement of operations does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that we expect to incur or generate.

        The following unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the six-month period ended June 30, 2014 and the unaudited pro forma combined balance sheet as of June 30, 2014 are based upon and derived from and should be read in conjunction with the audited historical financial statements of the Poseidon Business and the HSM Business as well as condensed financial statements for the six-month period ended June 30, 2014 (in each case, prepared in accordance with U.S. GAAP) as well as the information set forth in "Use of Proceeds," "Summary Historical and Pro Forma Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited pro forma combined financial statements.

	Historical				Historical		Pro Forma
	HSM Products Limited (Predecessor)				Poseidon Product Tankers		Product Shipping Limited
Statement of Operations (in thousands of U.S. dollars except share data)	For the six-month period ended June 30, 2014 (unaudited)	For the six-month period ended June 30, 2013 (unaudited)	For the year ended December 31, 2013	For the period from September 10, 2012 (date of inception) to December 31, 2012	For the six-month period ended June 30, 2014 (unaudited)	For the period from September 4, 2013 to December 31, 2013	For the six-month period ended June 30, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Revenues, net	$19,208	24,390	$47,434	$6,226	$10,972	$3,422	28,213	$40,320
Vessels operating expenses	(7,553)	(10,214)	(19,997)	(4,486)	(1,334)	(102)	(8,884)	(17,562)
Voyage expenses—related parties	(241)	(300)	(591)	(68)	(149)	(61)	(370)	(525)
Voyage expenses	(2,897)	(11,098)	(19,433)	(1,536)	(355)	(138)	(3,211)	(13,185)
Management fees—related parties	(583)	(634)	(1,287)	(256)	(388)	(135)	(908)	(1,211)
General and administrative expenses—related parties	(300)	(300)	(600)	(150)	—	—	(300)	(600)
General and administrative expenses	(140)	(90)	(152)	(592)	(108)	(113)	(247)	(260)
Drydocking costs	—	(3,254)	(3,254)	(249)	(420)	—	(420)	(3,254)
Vessels depreciation	(2,632)	(3,057)	(6,027)	(1,269)	(3,057)	(1,283)	(5,863)	(7,994)
Gain on sale of vessel	—	—	2,701	—	—	—	—	—

Operating income/(loss)	4,862	(4,557)	(1,206)	(2,380)	5,161	1,590	8,010	4,271

Interest expense and finance costs	(2,325)	(2,945)	(7,078)	(1,246)	(1,837)	(794)	—	—
Interest income	2	4	7	4	171	—	173	7
Other, net	(2)	140	87	24	(8)	(3)	(10)	96
Change in fair value and realized losses on financial instruments	(337)	—	32	—	(22)	(22)	(359)	10
Equity in net earnings of affiliate company	—	—	—	—	1,130	507	—	—
Net income/(loss) from continuing operations	2,200	(7,358)	(8,158)	(3,598)	4,595	1,278	$—	$—
Net (loss)/income from discontinued operations	—	—	—	—	(2,388)	(2,655)

Net income/(loss)	$2,200	$(7,358)	$(8,158)	$(3,598)	$2,207	$(1,377)

Net income/(loss) per share, basic & diluted	$4,400	$(14,716)	$(16,317)	$(7,197)
Weighted average number of shares outstanding, basic & diluted	500	500	500	500
Pro forma common shares allocated to Poseidon and MR Holding dropdown(1)							—	—
Pro forma common shares allocated to acquisistion of 46.6% of HSM(1)							—	—
Pro forma common shares allocated to repayment of debt(1)							—	—
Pro forma common shares allocated to acquisition of four vessels(1)							—	—
Pro forma common shares allocated to stub period dividend(1)							—	—

Pro forma basic and diluted earnings per share from continuing operations							$—	$—

	Historical			Historical		Pro Forma
	HSM Products Limited (Predecessor)			Poseidon Product Tankers		Product Shipping Limited

Balance Sheet Data (at period end; in thousands of U.S. dollars)	As of June 30, 2014 (unaudited)	As of December 31, 2013	As of December 31, 2012	As of June 30, 2014 (unaudited)	As of December 31, 2013	As of June 30, 2014 (unaudited)
Current assets, including cash	$7,805	$7,788	$6,920	$7,425	$5,093
Vessels, net	$118,478	$121,110	$144,364	$141,155	$158,239
Total assets	$130,906	$133,430	$154,322	$176,248	$192,827
Current portion of long-term debt	$10,815	$10,815	$3,205	$11,144	$23,943
Long-term debt, net	$95,324	$99,609	$128,029	$91,795	$97,005
Total shareholders' equity	$20,582	$18,382	$16,885
Total parent net investment				$65,207	$63,000

	Historical				Historical			Pro Forma
	HSM Product Limited (Predecessor)				Poseidon Product Tankers			Product Shipping Limited
Cash Flow Data (in thousands of U.S. dollars)	For the six-month period ended June 30, 2014 (unaudited)	For the six-month period ended June 30, 2013 (unaudited)	For the year ended December 31, 2013	For the period from September 10, 2012 (date of inception) to December 31, 2012	For the six-month period ended June 30, 2014 (unaudited)	For the period from September 4, 2013 to December 31, 2013		For the six-month ended June 30, 2014	For the year ended December 31, 2013 (unaudited)
Net cash provided by/(used in) operating activities	$6,653	$372	$403	$(899)	$6,800		$2,800
Net cash (used in)/provided by investing activities	$(413)	$(1,885)	$16,779	$(4,594)	$12,686		$(39,268)
Net cash (used in)/provided by financing activities	$(5,407)	$(483)	$(16,763)	$8,008	$(18,468)		$39,246
Other Data
Number of vessels at period end	6	7	6	7	5		5
Revenue days(2)	1,081	1,100	2,308	461	885		381
Available days(3)	1,081	1,140	2,362	475	885		381
Ownership days(4)	1,086	1,267	2,498	515	905		381
Fleet utilization(5)	100%	87%	92%	90%	98%		100%
TCE rates(6)	$14,866	$11,401	$11,604	$9,735	$11,829		$8,459
Daily vessel operating expenses(7)	$6,955	$8,062	$8,007	$8,718	$7,416 (8)	$	N/A
Adjusted EBITDA(9) (in thousands of U.S. dollars)	$7,502	$(1,360)	$2,212	$(1,087)	$8,776		$4,284	$—	$—

(1)
The following calculation computes those common shares whose proceeds are being reflected as a pro forma adjustment or dividend and is based on an assumed initial public offering price per share of $           (the mid-point of the price range on the cover of this prospectus) and the following data:

	Consideration	Number of Shares
Poseidon and MR Holding dropdown	$—	—
Acquisition of 46.6% of HSM	$—	—
Repayment of debt	$89,883	—
Acquisition of four vessels	$53,907	—
Stub period dividend (offering date to September 30, 2014)	$—	—

(2)
Revenue days are the number of available days in a period during which our vessels earn revenue.

(3)
Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys or any other reason, including unforeseen circumstances. The shipping industry uses available days to measure the number of ownership days in a period during which a vessel should be capable of generating revenues.

(4)
Ownership days are the total number of days in a period during which the vessels in our fleet were owned.

(5)
Fleet utilization is calculated by dividing the number of revenue days during a period by the number of ownership days during that period.

(6)
Time charter equivalent rates, or "TCE" rates, represent operating revenue net of commissions less voyage expenses during a period divided by the number of available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings with vessels on voyage charters. TCE rates assist us in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Under bareboat charters, we are not responsible for either voyage expenses, unlike voyage charters, or vessel operating expenses, unlike voyage charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the TCE rate.

(7)
Daily vessel operating expenses represent vessel operating expenses divided by the number of ownership days of vessels incurring operating expenses. Ownership days of vessels on bareboat charters have been excluded.

(8)
Reflects daily operating expenses for vessel Mr. Pat Brown, the only Poseidon Product Tankers vessel on a time-charter during the period.

(9)
Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest income and expense, taxes, depreciation and amortization and certain other adjustments, such as gain (loss) on sale of vessel, change in fair value on financial instruments and discontinued operations that we exclude because they are other items, which we believe are not indicative of the ongoing performance of our core operations. Adjusted EBITDA is a key metric we use to evaluate business performance in comparison to budgets, forecasts, prior year financial results and other companies in the shipping industry, providing a measure that we believe reflects our core operating performance. We believe that Adjusted EBITDA supplements our U.S. GAAP results to provide a more complete understanding of the results of our business and that Adjusted EBITDA is useful to our investors and other parties for these same reasons.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a measure of operating performance computed in accordance with U.S. GAAP and should not be considered as a substitute for net income or other measures of profitability. Although Adjusted EBITDA and similar non-GAAP measures are used by investors and others in our industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to our U.S. GAAP results of operations. These limitations include (1) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similar measures reported by other companies in our industry and Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations.

	Historical						Pro Forma
	HSM Products Limited (Predecessor)				Poseidon Product Tankers		Product Shipping Limited
Reconciliation of net income (loss) to adjusted EBITDA (in thousands of U.S. dollars)	For the six-month period ended June 30, 2014 (unaudited)	For the six-month period ended June 30, 2013 (unaudited)	For the year ended December 31, 2013 (unaudited)	For the period from September 10, 2012 (date of inception) to December 31, 2012 (unaudited)	For the six-month period ended June 30, 2014 (unaudited)	For the period from September 4, 2013 to December 31, 2013 (unaudited)	For the six-month period ended June 30, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Net income (loss)	$2,200	$(7,358)	$(8,158)	$(3,598)	$2,207	$(1,377)
Depreciation and amortization	2,642	3,057	6,032	1,269	4,345	3,019
Equity in net earnings of affiliate	—	—	—	—	(1,130)	(507)
Interest expense and finance costs, net	2,323	2,941	7,071	1,242	1,665	794
Change in fair value on financial instruments	337	—	(32)	—	(699)	(300)
Discontinued operations	—	—	—	—	2,388	2,655
(Gain)/Loss on sale of vessel	—	—	(2,701)	—	—	—

Adjusted EBITDA	$7,502	(1,360)	$2,212	$(1,087)	$8,776	$4,284	$	$

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following presentation of management's discussion and analysis of financial condition and operating results should be read in conjunction with the historical consolidated financial statements of HSM Products Limited and the combined financial statements of Poseidon Product Tankers, accompanying notes thereto and other financial information, appearing elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus. You should also carefully read the following discussion with "Risk Factors," "The International Product Tanker Industry," "Forward-Looking Statements," and "Selected Historical and Pro Forma Financial and Other Data." The financial statements have been prepared in accordance with U.S. GAAP.

Overview

        We are an international shipping company that was incorporated in the Republic of the Marshall Islands in 2014 for the purpose of acquiring and operating a fleet of modern product tankers that provide seaborne transportation of refined petroleum products. We believe that growth in world trade and the distance of new sources of refinery capacity from primary areas of consumption create an opportunity for demand growth in the product tanker sector. By purchasing the vessels in our fleet at near historically low prices and operating them efficiently, we expect to be well positioned to benefit from a recovery in demand. We deploy our vessels predominately under time and bareboat charters, which generate stable cash flow and allow us to maintain high utilization rates, while preserving the flexibility to take advantage of higher charter rates as charters expire and renewal or spot charter opportunities arise.

        Our Initial Fleet will consist of 10 modern petroleum product tankers, consisting of eight MRs and two LR1s, with an aggregate carrying capacity of 543,090 dwt, and a dwt-weighted average age of approximately 6.7 years as of June 30, 2014. Each of the 10 vessels in our Initial Fleet is currently operating under time or bareboat charters with leading charterers including Trafigura, Daelim, and Shell, or their respective subsidiaries, while one vessel is employed in the spot market. We took delivery, through our predecessor, HSM Products Limited, and through Poseidon Product Tankers, of six of the vessels in our Initial Fleet in 2012 and four additional vessels in 2013 at a near historically low point in the shipping cycle, which we believe represented an attractive entry point for new investments in the product tanker sector. In April 2014, our Manager entered into a memorandum of understanding to acquire a modern LR1 product tanker and bareboat charter, built in 2010, in our Expansion Fleet from an unaffiliated owner for a purchase price of $39.5 million. In addition, subsidiaries of MR Holding have entered into memoranda of agreement to acquire the three MR product tankers in our Expansion Fleet and related time charters back to the seller for a total purchase price of approximately $74.0 million, of which MR Holding has paid deposits of $7.4 million. If we do not acquire one or more of the vessels in our Expansion Fleet, we will have discretion to apply the proceeds of this offering that we intend to use to purchase those vessels to acquire other vessels or for other purposes. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of such vessels.

        We believe that it is an opportune time to acquire secondhand product tankers, as values for such vessels remain near historical lows. We intend to continue to expand our fleet, beyond the vessels in our Expansion Fleet, through selective acquisitions of secondhand product tankers that we believe will be accretive to distributable cash flow and enhance our ability to pay dividends. We elected to acquire four of the vessels in our Combined Fleet subject to long-term bareboat charters that we believe provide attractive levels of contracted revenues. However, we intend to principally employ our vessels, including the remaining 10 vessels in our Combined Fleet which are under charters expiring in 2014 through 2017, on multi-year time charters, or at times in the spot market, in a manner that we believe will benefit from the expected recovery in demand and provide relatively stable cash flows. We believe our base of contracted revenues, that the moderate leverage of no more than 45% of the book value of our vessels we intend to maintain after this offering and our operational efficiency will allow us to apply a substantial portion of our cash flow to the payment of dividends to our shareholders.

        We intend to use approximately $53.9 million of the net proceeds from this offering, as well as approximately $4.8 million of cash and $7.4 million of deposits held by MR Holding, to fund a portion of the aggregate purchase price for the LR1 and the three MR product tankers we intend to acquire. We intend to use approximately $89.9 million of the net proceeds from this offering to repay part of the outstanding indebtedness under our existing credit facilities and have obtained commitment letters from Credit Suisse AG for four separate new credit facilities, subject to definitive documentation, for the refinancing of the outstanding balance under our existing credit facilities, and for the financing of the $47.4 million remaining balance of the aggregate purchase price for our Expansion Fleet. The commitment letters are subject to completion of satisfactory definitive documentation and other customary conditions.

        While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay our stockholders quarterly dividends of $            per share, or $            per share per year, in February, May, August and November of each year. We expect to pay our initial dividend of $            in November 2014 following the completion of this offering. We expect that the dividend we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations during the previous quarter (or, in the case of the initial dividend we expect to pay in November 2014, the period from the closing date of this offering through September 30, 2014), after paying expenses and establishing reserves for drydockings, special surveys, capital expenditures, debt service and other purposes as our board of directors may from time to time determine are appropriate. The amount of cash available for dividends will depend principally upon the amount of cash we generate from our operations. See "Our Dividend Policy."

Factors Affecting Our Results of Operations

        The following is intended to outline (i) the main functions required for (a) the employment and operation of our vessels and (b) the general and administrative management of our business and financial position and (ii) the principal factors that may affect our profitability and cash flows.

        The employment and operation of our vessels require the following main functions:

  •
  vessel maintenance and repair;

  •
  crew selection and training;

  •
  vessel spares and stores supply;

  •
  contingency response planning;

  •
  on board safety procedures auditing;

  •
  accounting;

  •
  vessel insurance arrangement;

  •
  vessel chartering;

  •
  vessel hire management;

  •
  vessel surveying; and

  •
  vessel performance monitoring.

        The general and administrative management of our business and financial position requires the following main functions:

  •
  management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

  •
  management of our accounting system and records and financial reporting;

  •
  administration of the legal and regulatory requirements affecting our business and assets; and

  •
  management of relationships with our service providers and customers.

        The principal factors that affect our profitability and cash flows include:

  •
  rates and periods of charterhire;

  •
  levels of vessel operating expenses;

  •
  depreciation expenses;

  •
  vessel acquisitions and dispositions;

  •
  debt levels;

  •
  financing costs; and

  •
  fluctuations in foreign exchange rates.

Important Financial and Operational Terms and Concepts

        We use a variety of financial and operational terms and concepts when analyzing our future performance. These include the following:

        Ownership days.    Ownership days are the total number of days in a period during which we own each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period of time and affect both the amount of revenues and the amount of expenses recorded during that period.

        Available days.    Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys or any other reason, including unforeseen circumstances. The shipping industry uses available days to measure the number of ownership days in a period during which a vessel should be capable of generating revenues.

        Revenue days.    Revenue days are the number of available days in a period during which our vessels earn revenue.

        Fleet utilization.    Fleet utilization is the percentage of time that our vessels generate revenues and is determined by dividing revenue days by fleet ownership days for the relevant period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and in minimizing the number of days that its vessels are off-hire for reasons such as scheduled repairs, drydocking, surveys or other reasons other than commercial waiting time.

        Off-hire (excluding commercial waiting time).    When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the charter hire rate and we will be responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability Prolonged off-hire may obligate the vessel owner to provide a substitute vessel or permit the termination of a charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled drydocking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents/incidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual and/or market standards (for example major oil company acceptances) or to man a vessel with the required crew, which we refer to as unscheduled off-hire.

        Daily vessel operating expenses.    Daily vessel operating expenses represent vessel operating expenses divided by the number of ownership days of vessels incurring operating expenses. Ownership days of vessels on bareboat charters are excluded. Daily vessel operating expenses is used to evaluate our ability to efficiently operate vessels incurring operating expenses and limit these expenses.

        Time charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays commissions on gross voyage revenues and the vessel operating expenses, which include crew wages, insurance, lubricants, technical maintenance costs, spares and store supplies. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under voyage charters in the spot market during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future spot charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

        Bareboat charter.    A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel's operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs, and generally assumes all risk of operation. The charterer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during the term of the charter consistent with applicable classification society requirements.

        Trip time charter.    A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the payment methodology for use of the vessel and the respective financial responsibilities of the charterer and ship-owner for vessel operating expenses described under time charter and voyage charter.
        Voyage charter.    A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s). Most of these charters are of a single voyage nature between two specific ports, as product tanker trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any costs associated with any delay at the loading or discharging ports. Voyage charter rates are volatile and fluctuate on a seasonal and year-to-year basis.

        Spot market charter.    A spot market charter refers to voyage charters, trip time charters and time charters of short duration. We consider as spot charters the following: (i) time charters of less than 12 months, (ii) time charters that include a floor rate and a profit sharing arrangement based on spot rates, (iii) trip time charters and (iv) voyage charters. Spot charter rates are volatile and fluctuate widely on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time and at any given port to transport these cargoes. Spot rates for larger vessels tend to experience more volatility than spot rates for smaller vessels. Vessels operating in the spot market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners are exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance.

        TCE Rate.    TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. We define time charter equivalent rates, or TCE rates, as operating revenue less voyage expenses during a period divided by the number of our available days during the period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. Under bareboat charters, we are not responsible for either voyage expenses, unlike voyage charters, or vessel operating expenses, unlike voyage charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the TCE rate. Our definition of TCE rate may not be the same as that used by other companies in the shipping or other industries.

        Vessel revenues.    Vessel revenues primarily include revenues from time and bareboat charters and income from spot employment where the vessels are employed under a third party spot chartering arrangement. Vessel revenues are presented net of amortized favorable or unfavorable market charters and charters' options. Voyage revenues will be driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including the level of demand and supply in the petroleum products seaborne transportation industry; the age, condition and specifications of our vessels; the duration of our charters; our decisions relating to vessel acquisition and disposals; the amount of time that we spend positioning our vessels; and the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work. Period charters refer to both time charters and bareboat charters. Vessels operating on period charters provide more predictable cash flows over the period of the charter, but can yield lower revenues than vessels operating in the spot charter market during periods characterized by favorable charter market conditions. Vessels operating in the spot charter market generate revenues that are less predictable. Such vessels may enable their owners to capture increased revenues during periods of improvements in charter rates but also expose their owners to the risk of declining charter rates, which may have a materially adverse impact on their financial performance. If we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Although none of our current charters contain such profit sharing provisions, to the extent our future time charters contain profit sharing provisions, we will be entitled to receive a specified percentage of the amount by which the specified charter rate index exceeds the fixed daily charter rates set forth in such charters.

        Voyage expenses.    Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent rates. We will charter our vessels primarily through period time charters, as well as possibly trip time charters, or bareboat charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents' fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We will be responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally will not employ our vessels on voyage charters under which we would be responsible for all voyage expenses; therefore we do not expect to incur substantial voyage expenses or to experience material changes to our voyage expenses.

        Commissions.    We will pay commissions on our already arranged charters, as well as charters we enter into in the future, to Carrington Shipping GmbH, or Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, a director of AMCI, unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues. We expect that the amount of our total commissions to ship brokers and in-house brokers will grow as the size of our fleet grows and revenues increase following the delivery of our Expansion Fleet and as a result of additional vessel acquisitions. These commissions do not include management fees we pay to our Manager, which are described under "—Management Fees."

        Vessel operating expenses.    Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense and other minor miscellaneous expenses. We generally are not responsible for vessel operating expenses for our vessels deployed on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. Notably, expenses for repairs and maintenance, one of our largest components of vessel operating costs, tends to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, will be in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies will be included in vessel operating expenses. We will fund our Manager monthly in advance with amounts it will need to pay our fleet's vessel operating expenses.

        Management fees.    Management fees expenses include management fees paid to Empire. Pursuant to existing management agreements between each vessel owning company and the Manager, dated October 10, 2012 for vessels MR Arcturus, MR Canopus, MR Kentaurus, MR Sirius and FR8 Venture, and dated December 12, 2012 for LR Mimosa, the Manager provides, for ten years, commercial and technical management services to the respective vessels for a daily fee of $500 per vessel. Pursuant to these existing management agreements, on the anniversary of each management agreement the daily rate increases by 4%. Pursuant to existing management agreements dated October 16, 2013 for vessels Britto, Hongbo, Lichtenstein, UACC Shams and MR Pat Brown, the Manager provides, for five years, commercial and technical management services to the respective vessels for a daily fee of $350 per vessel, where the vessel is on a bareboat charter, and $750 per vessel when a vessel is on time or spot charter. Pursuant to these existing management agreements, on the anniversary of each management agreement the daily rate increases by 3%. Technical management of the FR8 Venture is performed by Thome Shipmanagement Pte Ltd., an unaffiliated third party.

        Prior to the completion of this offering we intend to terminate the existing management agreements and enter into new Management Agreements, pursuant to which the Manager will provide commercial and technical management services to our vessels for a daily fee of $750 per vessel or $350 per vessel where the vessel is on a bareboat charter for a period of ten years. On each anniversary of entry into this Management Agreement the daily per vessel rate will increase by 2%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will be paid for by each vessel-owning subsidiary. Please see "Certain Relationships and Related Party Transactions—Management Related Agreements."

        General and Administrative Expenses.    General and administrative expenses include audit and legal fees and various office expenses. General and administrative expenses further include administrative fees paid our manager in connection with the Ashore Services Agreement for the vessels currently owned by HSM. Please see "Certain Relationships and Related Party Transactions—Management Related Agreements." After the completion of this offering we will be a public company and we expect to incur additional general and administrative expenses going forward as a public company. We expect that the primary components of general and administrative expenses will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, investor relations, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, shareholder and director meetings and costs related to compliance with the Sarbanes-Oxley Act of 2002.

        Drydocking.    We must periodically drydock each of our vessels for inspection, and any modifications to comply with industry certification or governmental requirements. Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies.

        Depreciation.    Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of renewals or upgrades to vessels, which are depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or upgrade. We will depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of their initial delivery from the shipyard for our tankers. Depreciation is based on the cost of the vessel less the estimated residual scrap values of tanker vessels, estimated on the basis of $350 per lightweight ton.

        Derivative Financial Instruments.    Derivative financial instruments are recorded in our balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company is party to two interest rate swaps agreements with HSH Nordbank A.G., where it receives a floating interest rate and pays a fixed interest rate for a certain period. The two swaps expiring in December 2014 and February 2015 have an aggregate notional amount of $30.0 million. In addition, the Company is party to two interest rate cap agreements with ABN AMRO Bank N.V. where it receives payments should LIBOR exceed a floor rate, effectively capping the interest rate at the floor rate. The caps have an aggregate notional amount of $70.0 million and expire in October 2017.

        Intangible Asset and Liabilities.    Intangible assets and liabilities consist primarily of above and below market charters acquired and charterers' options to purchase the vessels. When vessels are acquired with charters attached and the charter rate on such charters is above or below then-current market rates, fair value is allocated to these charters. The fair value is determined, where possible, using a third party valuation of the vessel with and without the charter at the time of acquisition. If unavailable, the fair value is calculated as the present value of the difference between the contractual amount to be received over the term of the charter and management's estimate of the then-current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the charter as a reduction or addition, respectively, to charter hire revenue.

        Discontinued Operations.    From the beginning of its operations, Poseidon Product Tankers owned one drybulk carrier, the MV Evian that represented Poseidon's dry bulk business. On April 16, 2014 MV Evian was sold to an unrelated third party and Poseidon ceased to monitor business operations (the "Drybulk Business") under two reportable segments. Poseidon determined that the Drybulk Business met the requirements of Accounting Standards Codification Subtopic 205-20, Discontinued Operations and, accordingly, the Drybulk Business is reflected as discontinued operations in Poseidon's combined statements of operations for the periods presented.

RESULTS OF OPERATIONS

        AMCI Poseidon Fund established AMCI Products Limited, or APL, on September 4, 2013 in the Republic of the Marshall Islands for the purpose of acquiring six vessels.

        On September 16, 2013, the AMCI Poseidon Fund acquired, through its wholly-owned subsidiary Poseidon Product Carriers Limited, a 53.4% shareholder interest in HSM Products Limited, or HSM, for

$11.9 million. The purchase of 53.4% did not result in the AMCI Poseidon Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions to be approved by 67% of all shareholders. As a result of this transaction, the 53.4% investment in HSM is considered to be an equity method investment.

        HSM—Initial Vessel Acquisition.    HSM was incorporated under the laws of the Republic of the Marshall Islands on September 10, 2012 (date of inception) with executive offices located in Athens, Greece. HSM is engaged in the marine transportation of wet cargoes through the ownership and operation of tanker vessels.

        On October 10, 2012, HSM entered into a Share Purchase Agreement, or SPA, with an unrelated third party, or the Seller, to purchase 100% of the share capital of FR8 Venture Shipping Corporation, FR8 Endurance Shipping Corporation (now called "MR Canopus Limited"), FR8 Endeavour Shipping Corporation (now called "MR Arcturus Limited"), Stena FR8 1 Shipping Corporation, (now called "MR Sirius Limited"), and Stena FR8 2 Shipping Corporation, (now called "MR Kentaurus Limited"). In addition, the parties signed a Memorandum of Agreement, or the MoA, for the purchase by HSM of the vessel FR8 Reginamar, or LR Regulus, owned by "LR Regulus Limited"). For all six vessels, HSM paid consideration of $475 thousand and assumed bank debt with face value of $140,000 thousand (fair value of $129,393 thousand).

        In December 2012, HSM and the Seller signed a MoA for the purchase by HSM of the vessel FR8 Pride (now called "LR Mimosa" and owned by LR Mimosa Limited) for no consideration. The assets acquired and the debt assumed were both valued at $14,501 thousand.

        LR Regulus was subsequently sold on November 4, 2013. LR Regulus Limited is a legal entity still owned by HSM.

        APL Initial Vessel Acquisition.    APL was incorporated by AMCI Poseidon Fund under the laws of the Republic of the Marshall Islands on September 4, 2013 with executive offices located in Athens, Greece. APL was formed with the purpose of purchasing six vessel-owning subsidiaries from Top Ships Inc. On September 5, 2013, APL entered into three SPAs to purchase the share capital of six vessel owning subsidiaries of Top Ships Inc. On October 16, 2013, APL concluded the acquisition of six vessels and paid cash consideration $39,627 thousand and assumed bank debt with face and fair value of $133,427 thousand. The equity interests in the vessel-owning subsidiary owning the UACC Shams, one of the six vessels acquired, will be transferred to the AMCI Poseidon Fund as part of the IPO Formation Transactions.

        The following table summarizes certain information about our Initial Fleet and other vessels acquired by HSM and APL, which contributed to the historical results of operations for the periods presented in the Management's Discussion and Analysis of Financial Condition and Results of Operations:

Vessel Name	Type	Year Built	Capacity (dwt)	Delivery	Owner
MR Sirius	MR	2007	46,846	October 2012	HSM
MR Arcturus	MR	2006	50,546	October 2012	HSM
MR Canopus	MR	2007	50,564	October 2012	HSM
MR Kentaurus	MR	2007	46,763	October 2012	HSM
FR8 Venture	LR1	2006	74,065	October 2012	HSM
LR Regulus(1)	LR1	2004	70,313	October 2012	HSM
LR Mimosa	LR1	2006	74,035	December 2012	HSM
MR Pat Brown	MR	2009	50,096	October 2013	APL
Britto	MR	2009	49,999	October 2013	APL
UACC Shams(2)	MR	2009	50,138	October 2013	APL
Hongbo	MR	2009	50,106	October 2013	APL
Lichtenstein	MR	2009	50,070	October 2013	APL
Evian(3)	Handysize Bulker	2002	51,201	October 2013	APL

(1)
LR Regulus was sold on November 4, 2013.

(2)
The equity interests in the vessel-owning subsidiary owning the UACC Shams will be transferred to the AMCI Poseidon Fund as part of the IPO Formation Transactions.

(3)
Evian was sold on April 16, 2014.

Factors Affecting the Comparability of Results

        The historical results of operations and cash flows of HSM Products Limited and Poseidon Product Tankers are not directly comparable of results of operations and cash flows to be expected in the future, principally for the following reasons:

  •
  The reported historical financial statements reflect dissimilar fiscal periods.  Most of the reported fiscal periods of HSM Products and Poseidon Product Tankers that are presented in this prospectus are dissimilar in length and are not directly comparable.

  •
  The size of our fleet continues to change.  The historical financial statements reflect changes in the size of our fleet across fiscal periods reported due to vessel acquisitions, and vessel dispositions. We expect our fleet will continue to change over time as part of our growth strategy.

  •
  Upon completion of this offering, our leverage and associated financing expenses will change. We intend to apply approximately $89.9 million of the net proceeds of this offering to prepay in part our existing credit facilities and expect to refinance the outstanding balance.

  •
  We will incur additional general and administrative expenses as a publicly traded company.  We expect we will incur additional general and administrative expenses as a publicly traded company that we have not previously incurred, including costs associated with preparation of disclosure documents, investor relations, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, shareholder and director meetings and costs related to compliance with the Sarbanes-Oxley Act of 2002.

  •
  Business Combination of HSM Products Limited.  Upon acquisition of the 46.6% interest in HSM Products Limited from Maas Capital, Product Shipping Limited is expected to fair value the assets acquired and liabilities assumed as of the date of this offering.

Statement of HSM's operations for the period from September 10, 2012 (date of inception) to December 31, 2012

        The following table presents HSM's operating results for the period from September 10, 2012 (date of inception) to December 31, 2012.

INCOME STATEMENT DATA	For the Period from September 10, 2012 to December 31, 2012 (in thousands)
Revenues, net	$6,226
Operating Expenses
Vessels operating expenses	(4,486)
Voyage expenses—related parties	(68)
Voyage expenses	(1,536)
Management fees—related parties	(256)
General and administrative expenses—related parties	(150)
General and administrative expenses	(592)
Drydocking costs	(249)
Vessels depreciation	(1,269)

Total expenses	(8,606)

Operating loss	(2,380)
Interest expense and finance costs	(1,246)
Interest income	4
Other, net	24

Net loss	$(3,598)

        Set forth below are selected historical and statistical data for HSM for the period from September 10, 2012 to December 31, 2012 that we believe may be useful in better understanding HSM's financial position and results of operations.

FLEET DATA
Revenue days	461
Available days	475
Ownership days	515
Fleet utilization	90%
Number of vessels at period end	7

AVERAGE DAILY RESULTS
Time Charter Equivalents (TCE) rate	$9,735
Daily vessel operating expenses	$8,718

        Revenues, net.    Revenues, net was $6,226 thousand for the period from September 10, 2012 (date of inception) to December 31, 2012. Time charter revenue, net of address commissions, amounted to $4,750 thousand, while voyage revenue, net of address commissions, contributed $1,476 thousand. Revenue days and available days for owned vessels were 461 days and 475 days, respectively. The TCE rate for the period from September 10, 2012 to December 31, 2012 was $9,735.

        Vessels operating expenses.    Vessels operating expenses for the period from September 10, 2012 (date of inception) to December 31, 2012 were $4,486 thousand or $8,718 per day, and was comprised of crewing costs of $2,143 thousand, lubricants consumption of $632 thousand, repairs, spares & maintenance expenses amounting to $322 thousand and other operating expenses of $1,389 thousand.

        Voyage expenses—related parties.    Voyage expenses—related parties of $68 thousand are attributable to broker commissions charged by Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, director of AMCI.

        Voyage expenses.    Voyage expenses of $1,536 thousand consisted of $1,237 thousand of bunker consumption and $299 thousand of other expenses, including canal fees and port charges.

        Management fees—related parties.    Management fees—related parties of $256 thousand include management fees paid to Empire pursuant to vessel management agreements. The Manager provides commercial and technical management services to HSM's vessels for a daily fee of $500 per vessel. Ownership days for the period were 515.

        General administrative expenses—related parties.    General and administrative expenses—related parties of $150 thousand include administrative fees paid to Empire in connection with the existing Ashore Services Agreement to which HSM is a party.

        General and administrative expenses.    General and administrative expenses of $592 thousand include professional fees of $49 thousand and various office expenses of $543 thousand for the period from September 10, 2012 (date of inception) to December 31, 2012.

        Drydocking costs. For the period from September 10, 2012 (date of inception) to December 31, 2012, drydocking costs were $249 thousand. Drydocked vessels during this period included MR Sirius and MR Kentaurus.

        Vessels depreciation.    Depreciation expense for the period from September 10, 2012 (date of inception) to December 31, 2012 was $1,269 thousand. This was primarily comprised of depreciation on six vessels that were owned by HSM throughout the period and LR Mimosa that was added to the fleet on December 12, 2012.

        Interest expense and finance costs.    Interest expense and finance costs of $1,246 thousand consist of the following:

For the Period from September 10, 2012 to December 31, 2012 (in thousands)
Loan interest cost	$(635)
Debt discount amortization	(590)
Other	(21)

Total	$(1,246)

        Interest income.    Interest income was $4 thousand for the period from September 10, 2012 (date of inception) to December 31, 2012.

        Other, net.    Other, net was $24 thousand for the period from September 10, 2012 (date of inception) to December 31, 2012 and consisted of other income amounting to $30 thousand that was partially offset by currency exchange differences of $6 thousand.

Statement of HSM's operations for the year ended December 31, 2013

        The following table presents HSM's operating results for the year ended December 31, 2013.

INCOME STATEMENT DATA	For the year ended December 31, 2013 (in thousands)
Revenues, net	$47,434
Operating Expenses
Vessels operating expenses	(19,997)
Voyage expenses—related parties	(591)
Voyage expenses	(19,433)
Management fees—related parties	(1,287)
General and administrative expenses—related parties	(600)
General and administrative expenses	(152)
Drydocking costs	(3,254)
Vessels depreciation	(6,027)
Gain on sale of vessel	2,701

Total expenses	(48,640)

Operating loss	(1,206)
Interest expense and finance costs	(7,078)
Interest income	7
Other, net	87
Change in fair value of financial instruments	32

Net loss	$(8,158)

        Set forth below is selected historical and statistical data for HSM for the year ended December 31, 2013 that the Company believes may be useful in better understanding HSM's financial position and results of operations.

FLEET DATA
Revenue days	2,308
Available days	2,362
Ownership days	2,498
Fleet utilization	92%
Number of vessels at period end	6

AVERAGE DAILY RESULTS
Time Charter Equivalents (TCE) rate	$11,604
Daily vessel operating expenses	$8,007

        Revenues, net.    Revenues, net was $47,434 thousand for the year ended December 31, 2013. Voyage revenue, net of address commissions contributed $29,821 thousand, while time charter revenue, net of address commissions added $17,613 thousand. Revenue and available days for owned vessels were 2,308 and 2,362 days, respectively. The TCE rate for the year ended December 31 was $11,604.

        Vessels operating expenses.    Vessels operating expenses for the year ended December 31, 2013, were $19,997 thousand or $8,007 per day, and was comprised of $10,679 thousand of crewing costs, $1,142 thousand of lubricants consumption, repairs, spares & maintenance costs of $3,378 thousand and other operating expenses amounting to $4,797 thousand.

        Voyage expenses—related parties.    Voyage expenses—related parties of $591 thousand were attributable to broker commissions paid to Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, director of AMCI.

        Voyage expenses.    Voyage expenses of $19,433 thousand consisted of $13,566 thousand of bunker consumption, $2,302 thousand of port charges and $3,565 thousand of other voyage expenses.

        Management fees—related parties.    Management fees—related parties of $1,287 thousand include management fees paid to Empire pursuant to vessel management agreements. The Manager provides commercial and technical management services to HSM's vessels for a daily fee of $500 per vessel. The daily fee was increased to $520 per vessel effective October 10, 2013 for MR Canopus, MR Sirius, MR Kentaurus, MR Arcturus and FR8 Venture for LR Mimosa the increase was effective December 12, 2013. Ownership days for the period were 2,498.

        General and administrative expenses—related parties.    General and administrative expenses—related parties of $600 thousand include administrative fees paid to Empire in connection with the existing ashore services agreement.

        Drydocking costs.    For the year ended December 31, 2013, drydocking costs were $3,254 thousand. Drydocked vessels during this period included MR Sirius, MR Kentaurus and MR Canopus. Drydocking for MR Sirius and MR Kentaurus commenced in 2012 and was completed in 2013.

        General and administrative expenses.    General and administrative expenses of $152 thousand includes professional fees and various office expenses for the year ended December 31, 2013.

        Vessels depreciation.    Depreciation expense for the year ended December 31, 2013 was $6,027 thousand. This was primarily comprised of depreciation on seven vessels that were owned by HSM throughout the period.

        Gain on sale of vessel.    On November 4, 2013, LR Regulus was sold to an unrelated third party. The gross sale price was $21.0 million, and the net proceeds were $20.7 million which resulted in a gain on sale of $ 2.7 million.

        Interest expense and finance costs.    Interest expense and finance costs of $7,078 thousand, consisted of the following:

For the year ended December 31, 2013 (in thousands)
Loan interest cost	$(2,835)
Debt discount amortization	(4,174)
Other	(69)

Total	$(7,078)

        Interest income.    Interest income was $7 thousand for the year ended December 31, 2013.

        Other, net.    Other, net reflected net income of $87 thousand for the year ended December 31, 2013.

        Change in fair value of financial instruments.    The fair value of the interest rate caps as of December 31, 2013 was $667 thousand and the change in the fair value of the interest rate caps during the year ended December 31, 2013 was $32 thousand.

Statement of HSM's operations for the six-month periods ended June 30, 2014 and June 30, 2013

        The following table presents HSM's operating results for the period from January 1, 2014 to June 30, 2014 and the period from January 1, 2013 to June 30, 2013.

INCOME STATEMENT DATA	For the Six-Month Ended June 30, 2014 (in thousands)	For the Six-Month Ended June 30, 2013 (in thousands)
Revenues, net	$19,208	$24,390
Operating Expenses
Vessels operating expenses	(7,553)	(10,214)
Voyage expenses-related parties	(241)	(300)
Voyage expenses	(2,897)	(11,098)
Management fees-related parties	(583)	(634)
General and administrative expenses-related parties	(300)	(300)
General and administrative expenses	(140)	(90)
Drydocking costs	—	(3,254)
Vessels depreciation	(2,632)	(3,057)

Total expenses	(14,347)	(28,947)
Operating income / (loss)	4,862	(4,557)
Interest expense and finance cost, net	(2,325)	(2,945)
Interest income	2	4
Other, net	(2)	140
Change in fair value of financial instruments	(337)	—

Net income / (loss)	2,200	(7,358)

        Set forth below is selected historical and statistical data for HSM for the six-month periods ended June 30, 2014 and June 30, 2013 that the Company believes may be useful in better understanding HSM's financial position and results of operations.

FLEET DATA	For the Six Month Ended June 30, 2014	For the Six Month Ended June 30, 2013
Revenue days	1,081	1,100
Available days	1,081	1,140
Ownership days	1,086	1,267
Fleet utilization	100%	87%
Number of vessels at period end	6	7

AVERAGE DAILY RESULTS
Time Charter Equivalents (TCE) rate	$14,866	$11,401
Daily vessel operating expenses	$6,955	$8,062

        Revenues, net.    Revenues, net decreased to $19,208 thousand for the six-month period ended June 30, 2014 from $24,390 thousand for the six-month period ended June 30, 2013, a decrease of 21%, mainly due to the sale of LR Regulus on November 4, 2013. Voyage revenue, net of address commissions, contributed $5,002 thousand for the six-month period ended June 30, 2014 compared to $7,946 thousand or a 37% decrease, while time charter revenue, net of address commissions contributed $14,206 thousand for the six-month period ended June 30, 2014, as compared to $16,444 thousand in the six-month period ended June 30, 2013, a 14% decrease. The TCE rate for the six-month period ended June 30, 2014 rose 29%

year-over-year to $14,866. Revenue and available days for owned vessels were 1,081 and 1,081 days for the six-month period ended June 30, 2014, respectively, and 1,110 and 1,140 days for the six month period ended June 30, 2013, respectively.

        Vessel operating costs.    Vessel operating costs for the six-month period ended June 30, 2014 were $7,553 thousand or $6,955 per day as compared to $10,214 thousand or $8,062 per day for the six-month period ended June 30, 2013. A 12% year-over-year decrease in crew wages and related costs and declines of 58% and 30% in repairs, spares and maintenance and in other costs, respectively, resulted in the 26% decrease in vessel operating costs.

        Voyage expenses—related parties.    Voyage expenses—related parties of $241 thousand for the six-month period ended June 30, 2014 and $300 thousand for the six-month period ended June 30, 2013 are attributable to broker commissions charged by Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, director of AMCI. The 20% decline between the two periods was mainly due to the sale of LR Regulus on November 4, 2013.

        Voyage expenses.    Voyage expenses for the six-month period ended June 30, 2014 decreased to $2,897 thousand, a 74% decrease from $11,098 thousand for the six-month period ended June 30, 2013. This was attributable to a 76% reduction in bunkers costs (to $1,943 thousand for the six-month period ended June 30, 2014), a 59% reduction in port charges and canal transit fees ($612 thousand for the six-month period ended June 30, 2014) and a 79% reduction in other costs (to $342 thousand for the six-month period ended June 30, 2014), respectively.

        Management fees—related parties.    Management fees—related parties of $583 thousand in the six-month period ended June 30, 2014 and $634 thousand in the six-month period ended June 30, 2013 include management fees paid to Empire pursuant to vessel management agreements. The Manager provides commercial and technical management services to HSM's vessels for a daily fee of $520 per vessel for the six-month period ended June 30, 2014 and $500 per day for the six-month period ended June 30, 2013. Ownership days were 1,086 for the six-month period ended June 30, 2014 and 1,267 for the six-month period ended June 30, 2013, accounting for the decline in fees.

        General administrative expenses—related parties.    General and administrative expenses—related parties of $300 thousand for each period comprise of administrative fees paid to Empire in connection with the existing ashore services agreement.

        General and administrative expense.    General and administrative expenses of $140 thousand for the six-month period ended June 30, 2014 and $90 thousand for the six-month period ended June 30, 2013 include audit and legal fees and various office expenses.

        Drydocking costs. For the six-month period ended June 30, 2014, HSM incurred no drydocking costs, while for the corresponding period in 2013, drydocking costs were $3,254 thousand. Drydocked vessels during the six-month period ended June 30, 2013 were MR Sirius, MR Kentaurus and MR Canopus.

        Vessels depreciation.    Vessels depreciation for the six-month period ended June 30, 2014 was $2,632 thousand, which was comprised of depreciation on six vessels that were owned by HSM throughout the period, and vessels depreciation for the six-month period ended June 30, 2013 was $3,057 which was comprised of depreciation on seven vessels that were owned by HSM throughout the period.

        Interest expense and finance costs, net.    Interest expense and finance costs of $2,325 thousand for the six month period ended June 30, 2014 and $2,945 for the six-month period ended June, 30, 2013 consisted of the following:

	For the Six Month Ended June 30, 2014 (in thousands)	For the Six Month Ended June 30, 2013 (in thousands)
Loan interest	$(1,134)	$(1,464)
Debt discount amortization	(1,123)	(1,435)
Other	(68)	(46)

Total	$(2,325)	(2,945)

        Interest income.    Interest income was $2 thousand for the six-month period ended June 30, 2014 and $4 thousand for the six-month period ended June 30, 2013.

        Other, net.    Other, net reflected net expense of $2 thousand for the six-month period ended June 30, 2014.

        Change in fair value of financial instruments.    The fair value of the interest rate caps as of June 30, 2014 and December 31, 2013 was $330 thousand and $667 thousand, respectively, and the change in the fair value of the interest rate caps during the six-month period ended June 30, 2014 was $337 thousand loss and was nil for the six-months ended June 30, 2013.

Statement of Poseidon Product Tankers operations for the period from September 4, 2013 to December 31, 2013

        The following table presents operating results for Poseidon Product Tankers for the period from September 4, 2013 to December 31, 2013.

INCOME STATEMENT DATA	For the period from September 4, 2013 to December 31, 2013 (in thousands)
Revenues, net	$3,422
Operating Expenses
Vessels operating expenses	(102)
Voyage expenses—related parties	(61)
Voyage expenses	(138)
Management fees—related parties	(135)
General and administrative expenses	(113)
Vessels depreciation	(1,283)

Total expenses	$(1,832)

Operating income	1,590
Interest expense and finance costs	(794)
Other, net	(3)
Change in fair value and realized losses on financial instruments	(22)
Equity in net earnings of affiliate company	507

Net income from continuing operations	1,278

Net loss from discontinued operations	(2,655)

Net loss	$(1,377)

        Set forth below is selected statistical data for Poseidon Product Tankers, for the period from September 4, 2013 to December 31, 2013, that the Company believes may be useful in better understanding Poseidon Product Tankers' financial position and results of operations.

FLEET DATA	For the Period from September 4, 2013 to December 31, 2013
Revenue days	381
Available days	381
Ownership days	381
Fleet utilization	100%
Number of vessels at period end	5

AVERAGE DAILY RESULTS
Time Charter Equivalents (TCE) rate	$8,459
Daily vessel operating expenses	N/A

  Revenues, net

        Revenues, net was $3,422 thousand for the period from September 4, 2013 to December 31, 2013. This reflects bareboat charter revenue of $4,894 thousand that was partially offset by the acquired charters value amortization of $1,472 thousand during the period. Revenue and available days for owned vessels were 381 days. The TCE rate for the period from September 4, 2013 to December 31, 2013 was $8,459.

  Vessels operating expenses

        Vessels operating expenses for the period from September 4, 2013 to December 31, 2013 were $102 thousand, primarily due to $95 thousand of operating costs incurred in relation to the redelivery of vessel MR Pat Brown from its bareboat charterer on January 4, 2014.

  Voyage expense—related parties

        Voyage expenses—related parties of $61 thousand were attributable to brokerage commissions paid to Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, director of AMCI.

  Voyage expenses

        Voyage expenses were attributable to $138 thousand of commissions charged by third parties.

  Management fees—related parties

        Management fees—related parties amounting to $135 thousand include management fees paid to Empire pursuant to vessel management agreements. The Manager provides commercial and technical management services to Poseidon Product Tankers' Tanker Segment for a daily fee of $350 for bareboat charters. Ownership days for the period were 381 days.

  General and administrative expenses

        General and administrative expenses of $113 thousand include professional fees, travel expenses and other office expenses for the period from September 4, 2013 to December 31, 2013.

  Vessels depreciation

        Depreciation expense for the period from September 4, 2013 to December 31, 2013 was $1,283 thousand. This was comprised of depreciation on five vessels that were owned throughout the period.

  Interest expense and finance costs

        Interest expense and finance costs of $794 thousand consists of the following:

For the Period from September 4, 2013 to December 31, 2013 (in thousands)
Loan interest cost	$(757)
Deferred financing costs amortization	(35)
Other	(2)

Total	$(794)

  Other, net

        Other, net reflected net expenses of $3 thousand for the period from September 4, 2013 to December 31, 2013.

  Change in fair value and realized losses on financial instruments

        Poseidon Product Tankers entered into two interest rate swaps with HSH. The fair value of the swaps as of December 31, 2013 was $1,433 thousand and the change in fair value of the financial instruments for the period from September 4, 2013 to December 31, 2013 was a $300 thousand loss. Realized losses on financial instruments were $322 thousand during the period.

  Equity in net earnings of affiliate company

        Equity in net earnings of affiliate company was $507 thousand for Poseidon Product Tankers for the period from September 4, 2013 to December 31, 2013. On September 16, 2013, the Fund acquired a 53.4% shareholder interest in HSM which, as a result of a shareholders agreement in place, did not result in the Fund obtaining control of HSM. As a result of this transaction, the 53.4% investment is considered to be an equity method investment and the equity in net earnings of HSM amounted to $507 thousand.

Discontinued operations.

        For the period from September 4, 2013 to December 31, 2013, Poseidon allocated to discontinued operations $689 thousand of revenues, net, $452 thousand of vessel operating expenses, $146 thousand of voyage expenses, $47 thousand of management fees, $3 thousand of general and administrative expenses, $165 thousand of depreciation expense and interest expense of $157 thousand, based on actual expenses incurred by the subsidiary that owned the vessel that was disposed of. Furthermore, for the same period of time, Poseidon allocated to discontinued operations a charter party termination loss of $2,374 thousand that was attributable to an agreement on October 16, 2013 reached with the charterer to terminate the bareboat charter on vessel Evian.

Statement of Poseidon Product Tankers operations for the six-month period ended June 30, 2014

        The following table presents operating results for Poseidon Product Tankers for the period from January 1, 2014 to June 30, 2014.

INCOME STATEMENT DATA	For the Six Month Period Ended June 30, 2014 (in thousands)
Revenues, net	$10,972
Operating Expenses
Vessels operating expenses	(1,334)
Voyage expenses-related parties	(149)
Voyage expenses	(355)
Management fees-related parties	(388)
General and administrative expenses	(108)
Drydocking costs	(420)
Vessels depreciation	(3,057)
Total expenses	(5,811)
Operating income	5,161

Interest expense and finance cost, net	(1,837)
Interest income	171
Other, net	(8)
Change in fair value and realized losses on financial instruments	(22)
Equity in net earnings of affiliated companies	1,130

Net income from continuing operations	4,595

Net loss from discontinued operations	(2,388)

Net income	$2,207

        Set forth below is selected historical and statistical data for Poseidon Product Tankers for the six-month period ended June 30, 2014 that the Company believes may be useful in better understanding Poseidon Product Tankers' financial position and results of operations.

FLEET DATA
Revenue days	885
Available days	885
Ownership days	905
Fleet utilization	98%
Number of vessels at period end	5
AVERAGE DAILY RESULTS
Time Charter Equivalents (TCE) rate	$11,829
Daily vessel operating expenses	$7,416	(1)

(1)
Reflects daily operating expenses for vessel MR Pat Brown, the only Poseidon Product Tankers vessel on a time charter during the period.

        Revenues, net.    Revenues, net was $10,972 thousand for the six-month period ended June 30, 2014. This reflects bareboat charter revenue of $9,569 thousand and time charter revenue of $2,325 thousand that were partially offset by acquired charters value amortization of $922 thousand. Revenue and available days for owned vessels were 885 days. The TCE rate for the six-month period ended June 30, 2014 was $11,829.

        Vessel operating costs.    Vessel operating costs for the six-month period ended June 30, 2014 were $1,334 thousand, or $7,416 per day, primarily due to $1,320 thousand of operating costs incurred for vessel MR Pat Brown that was the only Poseidon Product Tankers vessel on a time charter in the period.

        Voyage expenses—related parties.    Voyage expenses—related parties of $149 thousand are attributable to broker commissions charged by Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, director of AMCI.

        Voyage expenses.    Voyage expenses of $355 thousand were comprised of $316 thousand of commissions charged by third parties and $39 thousand of chemicals costs.

        Management fees—related parties.    Management fees—related parties of $388 thousand include management fees paid to Empire pursuant to vessel management agreements. The Manager provides commercial and technical management services to Poseidon Product Tankers vessels for a daily fee of $350 per vessel for bareboat charters and $750 per other vessel. Ownership days for the period were 905.

        General and administrative expense.    General and administrative expenses of $108 thousand include professional fees, travel expenses and other office expenses for the six-month period ended June 30, 2014.

        Drydocking costs.    For the six-month period ended June 30, 2014, drydocking costs expensed were $420 thousand due to the drydocking of MR Pat Brown during the period.

        Vessels depreciation.    Depreciation expense for the six-month period ended June 30, 2014 was $3,057 thousand. This was comprised of depreciation on five vessels that were owned throughout the period.

        Interest expense and finance costs, net.    Interest expense and finance costs of $1,836 thousand consisted of the following:

For the six-month period ended June 30, 2014 (in thousands)
Borrowings interest	$(1,723)
Deferred financing costs amortization	(109)
Other	(5)

Total	$(1,837)

        Interest income.    Interest income was $171 thousand for the six-month period ended June 30, 2014.

        Other, net.    Other, net reflected net expense of $8 thousand for the six-month period ended June 30, 2014.

        Change in fair value and realized losses on financial instruments.    Poseidon Product Tankers had two interest rate swaps with HSH. The fair value of the swaps as of June 30, 2014 was $734 thousand and the change in fair value of the financial instruments for the six-month period ended June 30, 2014 was $699 thousand gain. Realized losses on financial instruments were $721 thousand during the period.

        Equity in net earnings of affiliate company.    Equity in net earnings of affiliate company was $1,130 thousand for Poseidon Product Tankers for the six-month period ended June 30, 2014. On September 16, 2013, the Fund acquired a 53.4% shareholder interest in HSM which, as a result of a shareholders agreement in place, did not result in the Fund obtaining control of HSM. As a result of this transaction, the 53.4% investment is considered to be an equity method investment and the equity in net earnings of HSM amounted to $1,130 thousand for the six-month period June 30, 2014.

        Discontinued operations.    For the six months ended June 30, 2014, Poseidon allocated to discontinued operations $628 thousand of revenues, net, $643 thousand of operating expenses, $198 thousand of voyage expenses, $230 thousand of depreciation expense, $80 thousand of vessel management fees and interest expense of $148 thousand, based on actual expenses incurred by the subsidiary that owned the vessel that was disposed of. Furthermore, for the same period of time, Poseidon allocated to discontinued operations loss on sale of the vessel of $1,717 thousand for the six months period ended June 30, 2014.

Liquidity and Capital Resources

        We anticipate that our primary source of funds for our short-term and long-term liquidity needs will be from the cash flows from our vessel operations and equity or capital markets debt financings, and incurrence of debt under any new credit facilities we arrange. Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

        Seven of the vessels in our Initial Fleet are on time charter arrangements, and three of the vessels in our Initial Fleet are employed on bareboat arrangements. The three MRs in our Expansion Fleet will be employed on time charter arrangements, while the LR1 in our Expansion Fleet is on a bareboat charter. Both time charters and bareboat charters provide contracted revenue that reduces the volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) of revenue as compared to vessels that operate in the spot market. In what follows, we review HSM's and Poseidon Product Tankers' liquidity and capital resources.

  HSM Liquidity and Capital Resources

        As of June 30, 2014, HSM had cash and cash equivalents of $3.8 million, current restricted cash of $2.2 million and non-current restricted cash of $4.2 million.

        As of June 30, 2014, 2013, HSM Products Limited's current assets totaled $7.8 million, while current liabilities totaled $15.0 million, resulting in a negative working capital position of $7.2 million. The HSM Products Limited's cash forecast indicates that HSM Products Limited will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

        As of June 30, 2014, HSM had $106.1 million of outstanding indebtedness (net of discount), of which $10.8 million was repayable within the next 12 months. HSM had one credit facility in place as of June 30, 2014, a syndicated loan with Crédit Agricole S.A., based in France, acting as the arranger and facility agent (the CA-CIB Facility).

        The CA-CIB Facility is in the amount of $155.7 million and bears interest at a rate of 1.75% above LIBOR. HSM entered into this facility to finance HSM's Initial Vessel Acquisition on October 10, 2012. On December 12, 2012, the original loan of $140.0 million was increased to finance the acquisition of the vessel FR8 Pride (now called LR Mimosa). As of June 30, 2014, $112.0 million was outstanding.

  Poseidon Product Tankers' Liquidity and Capital Resources

        As of June 30, 2014, Poseidon Product Tankers had cash and cash equivalents of $3.8 million and restricted cash of $0.5 million, all of which is current restricted cash.

        As of June 30, 2014, Poseidon Product Tankers' current assets totaled $7.4 million, while current liabilities totaled $16.6 million, resulting in a negative working capital position of $9.2 million. The Poseidon Product Tankers' cash forecast indicates that Poseidon Product Tankers will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

        As of June 30, 2014, Poseidon Product Tankers had $102.9 million of outstanding indebtedness, of which $11.1 million was repayable within the next 12 months. As of June 30, 2014, Poseidon Product Tankers had three credit facilities, one with HSH Nordbank A.G., based in Germany (the HSH Nordbank A.G. Facility), two with DVB Bank S.E. based in Germany, (the DVB Bank Hongbo Facility and the DVB Bank Lichtenstein Facility). The Jeke Shipping Facility was repaid upon the sale of Evian in April 2014. The Alpha Bank Facility was replaced with another credit facility with DVB Bank S.E. (the DVB Bank Lichtenstein Facility), as discussed below.

        The HSH Nordbank A.G. Facility is in the amount of $121.3 million and bears interest at a rate of 3.0% above LIBOR. We entered into this facility to finance the acquisition of the vessels Miss Marilena (now called Pat Brown), UACC Shams and Britto in connection with the acquisition of the shipowning subsidiaries from Top Ships Inc. on October 16, 2013. As of June 30, 2014, $61.6 million was outstanding.

        In connection with the initial acquisition of the six vessels on October 16, 2013, Jeke Shipping Company Limited amended its existing credit facility (the Jeke Shipping Facility) for the vessel Evian with HSH. The outstanding loan as at October 16, 2013 amounted to $14.4 million and on the same date a prepayment of $2.0 million was made against the debt in accordance with the terms of the loan agreement. The remaining balance of $12.4 million was payable by March 31, 2014, out of which $0.4 million was paid in January 2014. The loan bore interest of LIBOR plus 3.0%. As of June 30, 2014, there was no amount outstanding.

        The DVB Bank Hongbo Facility is in the amount of $80.0 million and bears interest at a rate of 3.0% above LIBOR. We entered into this facility to finance the acquisition of the vessel Hongbo in connection with the acquisition of the shipowning subsidiaries from Top Ships Inc. on October 16, 2013. As of June 30, 2014, $20.1 million was outstanding under the facility.

        In connection with the acquisition of the shipowning subsidiaries from Top Ships Inc. on October 16, 2013 Lichtenstein Shipping Company Limited ("Lichtenstein") entered into a Sixth Supplemental Agreement to the loan agreement dated August 18, 2008 with Alpha Bank A.E. for the vessel Lichtenstein. The outstanding loan as at October 16, 2013 amounted to $24.8 million and on the same date a prepayment of $1.5 million was made against the debt in accordance with the terms of the loan agreement. The remaining balance of $23.3 million was repayable in 6 monthly installments together with a balloon installment for the remaining loan outstanding at March 31, 2014. The monthly installments are equal to the monthly earnings of the vessel less commissions, management fees and interest. The loan bears interest of LIBOR plus 3.0%.

        On March 31, 2014, Lichtenstein entered into the DVB Bank Lichtenstein facility in the amount of $21.7 million which bears interest at a rate of 3.25% above LIBOR. We entered into this facility to replace a credit facility previously held with Alpha Bank A.E. As of June 30, 2014, $21.1 million was outstanding.

        We will apply $89.9 million from the net proceeds of this offering to prepay the combined outstanding indebtedness of HSM and Poseidon Product Tankers, and have obtained commitment letters from Credit Suisse AG for the refinancing of the balance outstanding. The commitment letters are subject to completion of satisfactory definitive documentation and other customary conditions.

        The following table summarizes certain terms of our existing credit facilities as of June 30, 2014 (without giving effect to any expected prepayments):

Credit Facility	Subsidiary Party	Outstanding Balance (as of June 30, 2014) (dollars in millions)	Interest Rate	Maturity	Remaining Quarterly Repayment Installments June 30, 2014 (dollars in millions)	Principal due at Maturity (dollars in millions)	Collateral
CA-CIB Facility	HSM, MR Arcturus Ltd., MR Canopus Ltd., FR8 Venture Ltd., MR Sirius Ltd., MR Kentaurus Ltd. and LR Mimosa	$112.0	LIBOR + 1.75%	October 10, 2017	14 quarterly installments of $2.7	$74.2	• MR Arcturus • MR Canopus • MR Kentaurus • MR Sirius • LR Mimosa • FR8 Venture • Box
HSH Nordbank A.G Facility	Warhol Ltd., Indiana Ltd. and Britto Ltd.	$61.6	LIBOR + 3.0%	May 20, 2019	20 quarterly installments of $1.8	$27.1	• UACC Shams • Britto • Pat Brown
DVB Bank Hongbo Facility	Hongbo Ltd.	$20.1	LIBOR + 3.0%	June 30, 2019	20 quarterly installments of $0.5	$10.3	• Hongbo
DVB Bank Lichtenstein Facility	Lichtenstein Shipping Co Ltd	$21.2	LIBOR + 30%-3.25%	March 31, 2019	19 quarterly installment of $0.5	$10.9	• Lichtenstein

        These existing credit facilities require compliance with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the Initial Fleet; restriction on consolidations, mergers or sales of assets; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. We were in compliance with all of our loan covenants as of June 30, 2014. See "—Credit Facilities" below.

        We intend to use approximately $53.9 million of the net proceeds to us from this offering to fund a portion of the aggregate purchase price for the one LR1 and the three MR product tankers we intend to acquire. We have obtained commitment letters from Credit Suisse AG for up to $200.0 million of senior secured debt financing, of which up to $150.0 million is available to finance a portion of the purchase price of the four vessels in our Expansion Fleet and refinance the expected remaining outstanding balance under our existing credit facilities after this offering. The commitment letters are subject to completion of satisfactory definitive documentation and other customary conditions. We plan to finance any future vessel acquisitions mainly with equity and to a lesser extent with debt, as we currently intend to maintain a moderate level of leverage of no more than 45% of book value.

  Cash Flows

        The following table presents HSM's cash flow information for the periods presented:

Cash Flow Data (In thousands)	For the Period from September 10, 2012 (date of inception) to December 31, 2012	For the Year Ended December 31, 2013	For the six-month Ended Period June 30, 2013	For the six-month Ended June 30, 2014
Net cash provided by/(used in):
Operating activities	$(899)	$403	$372	$6,653
Investing activities	$(4,594)	$16,779	$(1,885)	$(413)
Financing activities	$8,008	$(16,763)	$(482)	$(5,406)

Net change in cash and cash equivalents	$2,515	$419	$(1,996)	$834
Cash and cash equivalents at beginning of period	$—	$2,515	$2,515	$2,933
Cash and cash equivalents at end of period	$2,515	$2,933	$518	$3,767

  Cash provided by (used in) operating activities

        For the period from September 10, 2012 (date of inception) to December 31, 2012, cash flow used in operating activities amounted to $899 thousand. Adjustments to reconcile net loss to net cash used in operating activities amounted to an inflow of $1,859 thousand. Changes in operating assets and liabilities amounted to an inflow of $840 thousand.

        For the year ended December 31, 2013, cash flow provided by operating activities amounted to an inflow of $403 thousand. Adjustments to reconcile net loss to net cash provided by operating activities amounted to an inflow of $6,955 thousand. Changes in operating assets and liabilities amounted to an inflow of $1,607 thousand.

        For the six-month period ended June 30, 2014, cash flow provided by operating activities amounted to an inflow of $6,654 thousand. Adjustments to reconcile net income to net cash provided by operating activities amounted to an inflow of $4,101 thousand in the six-month period ended June 30, 2014. Changes in operating assets and liabilities amounted to an inflow of $352 thousand.

        For the six-month period ended June 30, 2013, cash flow provided by operating activities were equal to an inflow of $372 thousand. Adjustments to reconcile net loss to net cash provided by operating activities amounted to an inflow of $4,492 thousand in the six-month period ended June 30, 2013. Changes in operating assets and liabilities amounted to an inflow of $3,238 thousand.

  Cash provided by (used in) by investing activities

        For the period from September 10, 2012 (date of inception) to December 31, 2012, net cash used in investing activities was $4,594 thousand. This was attributable to an outflow of $3,495 thousand in connection with increased restricted cash balances related to debt and interest repayments and payments of $1,099 thousand for transaction costs in relation to the Initial Acquisition of vessels.

        For the year ended December 31, 2013, net cash provided by investing activities was $16,779 thousand. This was due to an inflow of $20,683 thousand in connection with the net proceeds from the sale of vessel LR Regulus, an increase in restricted cash related to debt and interest payments of $2,509 thousand, and interest repayments and payments for vessels additions of $1,395 thousand in relation to the LR Mimosa.

        For the six-month period ended June 30, 2014, net cash used in investing activities was $413 thousand that was due to an increase in restricted cash of the same amount.

        For the six-month period ended June 30, 2013, net cash used in investing activities was $1,885 thousand, which was attributable to an increase in restricted cash related to debt and interest payments of $441 thousand, and interest repayments and payments for vessels additions of $1,444 thousand in relation to the LR Mimosa.

  Cash provided by (used in) financing activities

        For the period from September 10, 2012 (date of inception) to December 31, 2012, net cash provided by financing activities was $8,008 thousand. Shareholders' contributions of $20,008 thousand and an advance from creditor of $1,250 thousand were partially offset by repayments of long-term debt amounting to $13,250 thousand.

        For the year ended December 31, 2013, net cash used in financing activities was $16,763 thousand that was attributable to repayments of long-term debt of $24,465 thousand, payments of financing cost of $68 thousand, payment to CA-CIB of $1,250 thousand and acquisition of financial instruments of $635 thousand. The above decreases were partially offset by shareholders' contributions amounting to $9,655 thousand.

        For the six-month period ended June 30, 2014, net cash used in financing activities was $5,407 thousand that was attributable to repayments of long-term debt of the same amount.

        For the six-month period ended June 30, 2013, net cash used in financing activities was $483 thousand. This was due to a payment of $1,250 thousand in relation the arrangement fee of the CA-CIB facility that was partially offset by shareholders' contributions of $767 thousand.

        The following table presents Poseidon Product Tankers cash flow information for the period:

Cash Flow Data	For the Period from September 4, 2013 to December 31, 2013	For the Six-Month Period Ended June 30, 2014
	(in thousands)
Net cash provided by/(used in):
Operating activities	$2,800	$6,800
Investing activities	$(39,268)	$12,686
Financing activities	$39,246	$(18,468)

Net change in cash and cash equivalents	$2,778	$1,018
Cash and cash equivalents at beginning of period	$—	$2,778
Cash and cash equivalents at end of period	$2,778	$3,796

  Cash provided by operating activities

        For the period from September 4, 2013 to December 31, 2013, cash flow provided by operating activities amounted to $2,800 thousand. Adjustments to reconcile net loss to net cash provided by operating activities amounted to an inflow of $2,212 thousand. Changes in operating assets and liabilities amounted to an inflow of $1,965 thousand.

        For the six-month period ended June 30, 2014, cash flow provided by operating activities amounted to $6,800 thousand. Adjustments to reconcile net income to net cash provided by operating activities amounted to an inflow of $4,062 thousand. Changes in operating assets and liabilities amounted to an inflow of $531 thousand.

  Cash (used in) provided by investing activities

        For the period from September 4, 2013 to December 31, 2013, net cash used in investing activities was an outflow of $39,268 thousand. This was attributable to an outflow of $39,052 thousand in connection with acquisition of net assets of vessels, payments for additions to vessels of $181 thousand and an increase in restricted cash of $35 thousand relating to loan and interest payments.

        For the six-month period ended June 30, 2014, net cash provided by investing activities was an inflow of $12,686 thousand. This was attributable to an inflow of $12,080 thousand relating to the net proceeds from the sale of vessel Evian and a decrease in restricted cash of $780 thousand in connection with loan and interest payments. An outflow of $174 thousand incurred as fees paid in relation to the APL Initial Vessel Acquisition.

  Cash provided by (used in) financing activities

        For the period from September 4, 2013 to December 31, 2013 the net cash provided by financing activities was $39,246 thousand. The increase is due to Parents' contributions of $52,500 thousand, partially offset by repayments of long-term debt of $12,479 thousand and payments of financing cost of $775 thousand.

        For the six-month period ended June 30, 2014, the net cash used in financing activities was $18,468 thousand. The decrease is due to the refinancing of the Alpha Bank A.E. Lichtenstein facility with the DVB Bank Lichtenstein facility and the repayment of the Jeke Shipping facility in connection with the sale of Evian. Total repayments of long-term debt amounted to $39,708 thousand, while financing costs totaled $460 thousand. Proceeds from new debt of $21,700 thousand were related to the refinancing of the Alpha Bank A.E. Lichtenstein facility with the DVB Bank Lichtenstein facility.

Credit Facilities

        As of December 31, 2013, HSM and Poseidon Product Tankers had $117.5 million (gross of discount) and $120.9 million, respectively of outstanding borrowings under various credit agreements to finance the purchase of the vessels owned by such entities. All of these facilities are denominated in U.S. dollars. We intend to use approximately $89.9 million of the proceeds from this offering to use to repay part of the outstanding indebtedness under our existing credit facilities, and have obtained commitment letters from Credit Suisse AG for the refinancing of the outstanding balances under our existing credit facilities. The commitment letters are subject to completion of satisfactory definitive documentation and other customary conditions.

HSM Products Limited Credit Facility

  Crédit Agricole Corporate and Investment Bank Facility, or the CA-CIB facility

        In connection with the Initial Acquisition on October 10, 2012, HSM assumed a $140.0 million syndicated loan facility that was entered into by the Seller in August 2007 (as amended and/or supplemented from time to time) in order to finance the Initial Acquisition. The loan facility bears interest at a floating rate of LIBOR plus 175 basis points. On October 10, 2012, the date of closing of the Initial Acquisition the Company made a prepayment of $12.0 million against the loan. The fair value of the debt assumed was $129.4 million.

        In addition, on December 12, 2012, HSM entered into a Supplemental Agreement with the Lenders and agreed (i) to increase the original Loan by $15.7 million to finance the acquisition of the LR Mimosa and (ii) the New Borrower LR Mimosa Limited becoming a party to the Loan Agreement as a joint and several Borrower. On closing, HSM made a prepayment of $1.25 million against the loan. The fair value of the debt assumed was $14,501 thousand.

        The difference between the maturity amount of the debt assumed and the fair value of the assumed debt of $11.8 million was recognized as unamortized debt discount and will be amortized over the duration of debt, using the effective interest rate method.

        Under an Exit Fee Letter dated October 10, 2012, HSM agreed to pay an exit fee in the case of the sale or total loss of a vessel securing such facility. Exit fee means an amount equal to 10 per cent of 'A'-'B'-'C' where (i) 'A' is the sale price of the vessel (ii) 'B' is the amount of the loan outstanding immediately prior to the completion of the sale of the vessel and (iii) 'C' is one-sixth of the amount of the equity contribution of $18 million.

        Amounts drawn under the facility are secured by first preferred priority mortgages on the MR Arcturus, MR Canopus, MR Kentaurus, MR Sirius, LR Mimosa and the FR8 Venture in favor of CA-CIB (Security Trustee) and a second preferred mortgage on the vessel named "Box", a vessel owned by Box Shipping Ltd, an affiliated Company.

        The securities under the facility are usual and customary for a transaction of this type and include, but are not limited to the following:

  •
  in relation to the issued shares of each Borrower, a pledge of such shares executed by HSM in favor of the Security Trustee;

  •
  a first preferred mortgage on each collateral ship, executed by the relevant Borrower in favor of the Security Trustee;

  •
  a general assignment of the earnings, the insurance and any compensation for the loss of a collateral ship, executed by the relevant Borrower in favor of the Security Trustee;

  •
  an assignment of any charter which is concluded by the Borrower which owns a collateral ship and any guarantee in relation to that charter executed or to be executed by the relevant Borrower in favor of the Security Trustee;

  •
  a second priority general assignment of the earnings, the insurance and any compensation for the loss of the vessel named "Box" to be executed by Box Shipping Limited, in favor of the Security Trustee; and

  •
  a second preferred mortgage on the vessel named "Box" executed by the relevant Borrower in favor of the Security Trustee.

        Financial covenants of the Facility.    The Facility requires retention of the earnings of each collateral ship in a segregated account maintained with the lender. The Facility requires HSM to ensure all times, that the aggregate balance on the earnings accounts is at least $0.425 million for each collateral ship. Also, a Collateral Cover Ratio shall be tested on a semi-annual basis on June 30th and December 31st based on the average of two shipbroker valuations. The Collateral Cover Ratio shall be determined by comparing the market value (the average of two valuations by approved shipbrokers) of the vessels, to the amount of the loan outstanding on each test date. The Collateral Cover Ratio requirement applicable for 2013 is 105%, for 2014 is 118%, for 2015 is 133%, for 2016 is 154% and for the year 2017 is 166%. The Collateral Cover Ratio was 137% as of December 31, 2013. Also, the facility prohibits HSM from paying any dividends if a covenant breach or an event of default has occurred or would occur as a result of dividend payment.

        Cash Sweeps and Dividend Restrictions.    The Facility requires that, at six-month intervals, (a) if the aggregate market value of the collateral ships and other security is less than 166 percent of the amount of the loan, then 100 percent of the lesser of (x) the amount in the earnings accounts after payment of certain operating expenses, principal and interest installment payments and required reserves for drydocking or (y) the amount by which the amount in the earnings account after principal and interest installment payments exceeds $6.0 million or (b) if the aggregate market value of the collateral ships and other security is greater than 166 percent of the amount of the loan, then 50 percent of the lesser of (x) the amount in the earnings accounts after payment of certain operating expenses, principal and interest installment payments and required reserves for drydocking or (y) the amount by which the amount in the earnings account after principal and interest installment payments exceeds $6.0 million, shall be prepaid. If the aggregate market value of the collateral ships and other security is greater than 166 percent of the amount of the loan, then the remaining 50 percent of the amount described in clause (b) of the preceding sentence shall be available for dividends, provided that, at the time of declaring and paying such dividend, there is no event of default or an event of default would occur as a result of such dividend and the aggregate market value of the security would continue to be at least 166 percent of the amount of the loan.

        Second Supplemental.    On September 16, 2013, 53.4% of the share ownership of the Company was transferred to another party. Upon transfer of ownership, the Company signed the Second Supplemental Agreement which, amongst other things, required the Borrower to prepay $5.0 million of debt and the release of the shareholder undertaking. The prepayment of $5.0 million was paid on October 10, 2013. In connection with the Second Supplemental Agreement, AMCI Poseidon Fund, agreed that, if it guarantees any other third-party indebtedness, it will guarantee the borrowers' obligations under the Facility.

        Borrowings repayment schedule.    As of June 30, 2014, the outstanding principal was $112.0 million. The remaining balance is repayable in 14 consecutive quarterly payments of approximately $2.7 million through maturity in October 2017 with a balloon payment of $74.2 million payable together with the last installment. The weighted average interest rate paid for the six-month period ended June 30, 2014, the year ended December 31, 2013 and for the period from September 10, 2012 (date of inception) to December 31, 2012 was 2.0%, 2.0% and 2.1% respectively.

Poseidon Product Tankers Credit Facilities

  HSH Nordbank A.G. Facility

        In connection with the acquisition of the shipowning subsidiaries from Top Ships Inc, on October 16, 2013, Warhol Shipping Company Limited, or Warhol, Indiana R Shipping Company Limited, or Indiana, and Britto Shipping Company Limited, or Britto, amended and restated their original credit facility for the vessels Miss Marilena (now called Pat Brown), UACC Shams and Britto with HSH Nordbank A.G., or HSH. The outstanding loan as at October 16, 2013 amounted to $72.6 million. On the same date, a repayment of $6.0 million was made against the debt in accordance with the terms of the loan agreement. The remaining balance of $66.6 million is repayable in 23 consecutive quarterly installments of approximately $1.7 million through maturity in June 2019 with a balloon payment of $27.1 million payable together with the last installment. The loan bears interest of LIBOR plus 3.0%. As of June 30, 2014, the outstanding loan balance was $61.6 million.

        Security Cover Ratio.    The facility requires that the fair market value of the vessels securing such facility and any additional collateral be at least 100% of the amount outstanding up to and including June 30, 2014, 105% of the amount of the loan outstanding from July 1, 2014 up to and including June 30, 2015 and 125% of the amount of the loan outstanding thereafter.

        Cash Sweeps and Dividend Restrictions.    At any time during which the Company is not in compliance with the security cover ratio, the Company is required to use 100% of Free Cash Flow (as defined therein) to prepay indebtedness under the facility semi-annually. If the Company is in compliance with the security cover ratio, the Company is required to use 50% of Free Cash Flow to prepay indebtedness under the facility semi-annually. The Company may pay dividends with any remaining free cash flow; provided, that the facility prohibits dividends in excess of 70% of net income for any year.

  DVB Hongbo Facility

        In connection with the acquisition of the shipowning subsidiaries from Top Ships Inc., on October 16, 2013 Hongbo Shipping Company Limited, or Hongbo, amended and restated its existing credit facility for the vessel Hongbo with DVB Bank S.E. The outstanding loan as at October 16, 2013, amounted to $21.6 million and is repayable in 23 consecutive quarterly installments of approximately $0.5 million each, together with a balloon payment of $10.3 million payable together with the last installment. The loan matures in June 2019 and bears interest of LIBOR plus 3.0%.

        Security Cover Ratio.    The facility requires that the fair market value of the Hongbo and any additional security be at least 120% of the amount of the loan outstanding. The Company may cure noncompliance with this ratio by posting additional security or prepaying the loan.

        As of June 30, 2014, the outstanding loan balance was $20.1 million.

  Alpha Bank A.E. and DVB Bank Lichtenstein Facilities

        In connection with the acquisition of the shipowning subsidiaries from Top Ships Inc, on October 16, 2013 Lichtenstein Shipping Company Limited, or Lichtenstein, entered into a Sixth Supplemental Agreement to the loan agreement dated August 18, 2008 with Alpha Bank A.E. for the vessel Lichtenstein. The outstanding loan as at October 16, 2013 amounted to $24.8 million and on the same date a prepayment of $1.5 million was made against the debt in accordance with the terms of the loan agreement. The remaining balance of $23.3 million was repayable in 6 monthly installments together with a balloon installment for the remaining loan outstanding at March 31, 2014. The monthly installments were equal to the monthly earnings of the vessel less commissions, management fees and interest. The loan bore interest of LIBOR plus 3.0%.

        In March, 2014, Lichtenstein entered into a loan agreement with DVB Bank S.E. for a loan facility of up to $21.7 million. The purpose of the facility is to repay the outstanding debt under the Alpha Bank A.E. facility. The loan is repayable in 20 consecutive quarterly installments of approximately $0.5 million, together with a balloon installment of $10.9 million payable together with the final installment. The facility provides for prepayment fees of 3% of the amount prepaid during the first year, 2% of such amount during the second year, 1% of such amount during the third year, and 0.5% of such amount thereafter.

        Security Cover Ratio.    During any period when the Lichtenstein is on a charter approved by the lender for a duration of 12 months or longer, the facility requires that the fair market value of the Lichtenstein and any additional security be at least 120% of the amount of the loan outstanding. If the Lichtenstein is not employed on such a charter, then the applicable percentage increases to 165%. The Company may cure noncompliance with this ratio by posting additional security or prepaying the loan.

        Cash Sweeps and Dividend Restrictions.    The Facility requires cash sweeps at six month intervals for as long as the amount of the loan outstanding exceeds 60% of the fair market value of Hongbo and Lichtenstein. Under the cash sweep, all cash left over from earnings after the deduction of commissions, voyage expenses, operating expenses, management fees and debt servicing must be used to make prepayments. Hongbo is financed by DVB as noted above and the Lichtenstein facility includes a cross default provision with the Hongbo facility. No funds may be transferred out of the earnings account, including for the payment of dividends, at any time during which the account is subject to a cash sweep.

        The loan bears interest of LIBOR plus a margin of 3.25% if the amount of the loan outstanding is equal to or over 50% of the fair market value of Lichtenstein. The margin drops to 3.0% should the amount of the loan outstanding drop to less than 50% of the fair market value of the Lichtenstein.

        The weighted average interest rate paid for the APL facilities for the six-month period ended June 30, 2014 and for the period from September 4, 2013 to December 31, 2013 was in both cases 3.2%.

General

        APL is the Corporate Guarantor for the HSH Nordbank A.G., the DVB Bank Hongbo and the DVB Bank Lichtenstein facilities described above. The guarantee has the following financial covenants:

  •
  The Corporate Guarantor should have market adjusted net worth of not less than $5.0 million during 2014, $10.0 million during 2015 and $20.0 million thereafter, in each case, plus 80% of the gross proceeds of any equity offering by the Corporate Guarantor;

  •
  EBITDA shall exceed the aggregate amount of loan repayments and interest by 105% for 2014, 120% for 2015 and 125% thereafter; and

  •
  Minimum liquid funds of $0.25 million per each owned vessel during 2014 and $0.35 million per each owned vessel during 2015. Thereafter, for owned vessels under bareboat charter, minimum liquid funds must be three months of debt service and for owned vessel not under bareboat charter, minimum liquid funds must be three months of debt service plus uncovered operating expenses, as defined in the applicable agreement.

        The securities under the facilities above are usual and customary for a transaction of this type and include, but are not limited to the following:

  •
  first and second priority mortgages over the vessels;

  •
  first and second priority assignments of the vessels' insurances, income and earnings, time charter contracts, and operating and retention accounts;

  •
  first and second priority pledge of shares of the owners of the vessels; and

  •
  assignment of vessel earnings.

  Borrowings repayment schedule

        The following table sets forth the scheduled repayments of the combined outstanding debt of HSM and Poseidon Product Tankers:

	(in thousands)
Twelve month period ended June 30,	HSH Nordbank A.G.	DVB Bank S.E	CA-CIB	Total
2015	7,004	4,140	10,815	21,959
2016	7,004	4,140	10,815	21,959
2017	7,004	4,140	10,815	21,959
2018	7,004	4,140	79,601	90,745
2019 Thereafter	33,625	24,738	—	58,363

Long-term debt	$61,641	$41,290	$112,046	$214,985

        The weighted average interest rate paid for all the above facilities during both 2013 and the first half of 2014 was 2.6%.

Proposed Senior Secured Term Loan Credit Facilities

        In connection with the planned refinancing and consolidation of the CA-CIB, HSH Nordbank A.G. and DVB Bank S.E. facilities and the acquisition of the Expansion Fleet, the Company has received separate commitment letters from Credit Suisse A.G., or the lender, for four senior secured term loan facilities.

        The four facilities consist of a facility with the Company as borrower and three separate facilities with certain vessel-owning subsidiaries as borrowers. The four facilities have an aggregate facility amount of up to $200.0 million, of which (1) up to $150.0 million would be available to refinance the remaining portion of the purchase price of the four vessels in our expansion fleet and to refinance the expected remaining outstanding balance under our existing credit facilities after this offering and (2) up to $50.0 million would be available to finance the acquisition of up to four additional tanker vessels.

        Group Facility.    The facility with the Company as borrower, which we sometimes refer to as the Group Facility, has a total facility amount of up to $166.1 million, consisting of three tranches:

  •
  the identified vessels tranche of up to $103.0 million in the aggregate, that will be available in up to 11 advances, in an amount not exceeding 35% of the market value of the relevant vessel(s) upon the respective drawdown;

  •
  the identified vessels top-up tranche of up to $13.1 million in the aggregate, that will be available in up to 11 advances, in an amount not exceeding 5% of the market value of the relevant vessel(s) upon the respective drawdown, provided that such amount, together with the amount of the corresponding advance under the identified vessels tranche, does not exceed 40% of the market value of the relevant vessels(s) upon the respective drawdown; and

  •
  the additional vessels tranche of up to $50.0 million in the aggregate, that will be available in up to four advances, one for each additional vessel we identify that is acceptable to the lenders and meets certain age and capacity parameters, in an amount not exceeding 35% of the market value of the relevant vessel(s) upon the respective drawdown.

        The Group Facility will be guaranteed by four vessel-owning subsidiaries of the Company.

        Loans under the Group Facility will bear interest of LIBOR plus an applicable margin that will vary based on the amount of the aggregate fair market values of the vessels securing such facility over the outstanding indebtedness, or the Asset Cover Ratio.

        The final maturity of the Group Facility will be five years from the first drawdown of the identified vessels tranche but in any event not later than November 30, 2019. The identified vessels tranche will be repaid in 20 equal consecutive quarterly installments of $979,000 each, plus a balloon payment of $83.42 million payable together with the last installment on maturity. The identified vessels top-up tranche will be repaid in 20 equal consecutive quarterly installments of $655,000 each falling due with the quarterly installments under the indentified vessels tranche. The additional vessels tranche will be repaid in equal consecutive quarterly installments, with any balance outstanding on the final maturity date being due and payable on that date as a balloon payment.

        Amounts drawn under the Group Facility will be secured by (1) first priority or preferred mortgages on each of the vessels in our Combined Fleet (other than the MR Britto, MR Hongbo and MR Lichtenstein) and any additional vessels in favor of the lender and (2) second priority mortgages on the MR Britto, MR Hongbo and MR Lichtenstein. The collateral securing the facility will be customary for a transaction of this type and include:

  •
  First priority or preferred cross-collateralized mortgage on each mortgaged vessel (or second priority or preferred mortgage in the case of the MR Britto, MR Hongbo and MR Lichtenstein) including, if appropriate, accompanying deed of covenants;

  •
  Specific assignment (or Tripartite Agreements where applicable) of the vessels' existing charters with notice of assignment notified to and acknowledged by the respective counterparties;

  •
  First preferred assignments of all earnings of the mortgaged vessels, including specific assignment of any employment contracts with a duration of more than twelve months (including optional renewals) notified to and acknowledged by the respective charterers;

  •
  First preferred cross-collateralized assignments of all insurances in relation to the mortgaged vessels (or second preferred cross-collateralized assignments in the case of the MR Britto, MR Hongbo and MR Lichtenstein); such insurances to be in form and substance satisfactory to the lender throughout the term of the facility;

  •
  Charge or pledge over the mortgaged vessels' earnings accounts, which are to be held with the lender throughout the term of the facility;

  •
  Irrevocable and unconditional guarantee issued by the vessel-owning subsidiaries;

  •
  Pledge over all shares in the Company's vessel-owning subsidiaries in favor of the lender and/or negative pledge undertaking from the such subsidiaries' shareholders, in each case as required by the lender; and

  •
  First preferred assignment of the vessel-owning subsidiaries' rights under transactions with the lender intended to hedge the floating interest rate exposure under the facility.

        The Group Facility will require the Company to ensure all times that:

  •
  Total consolidated liabilities do not exceed 60% of the total consolidated market value adjusted total assets;

  •
  The market value adjusted shareholders' equity be greater than $100.0 million;

  •
  The ratio of EBITDA (as defined in the credit agreement) to interest expense be at least 3.0 to 1.0; and

  •
  Cash and cash equivalents will be required to be at least equal to $500,000 for each vessel up to 115,000 dwt and $850,000 for each vessel higher than 115,000 dwt.

        In addition, we will be required to maintain an Asset Coverage Ratio of at least 150%. The facility will permit Product Shipping Limited to pay dividends unless and until an event of default has occurred or would occur as a consequence of paying such dividends.

        The facility will require that Mr. Molaris be at all times the Chief Executive Officer or the Chairman of the Board of the Company. The facility will also prohibit changes in the manager of the vessels securing such facility without the lender's consent.

        We expect that the facility will contain customary events of default and other customary provisions.

        Vessel-Owning Subsidiary Facilities.    Concurrently with the Group Facility described above, three of our vessel-owning subsidiaries, which respectively own the MR Britto, MR Hongbo and MR Lichtenstein, will enter into three separate facilities having an aggregate facility amount of $33.9 million. Each of the three facilities, which we sometimes refer to collectively as the Vessel-Owning Subsidiary Facilities, has a total facility amount of up to $11.3 million, consisting of two tranches:

  •
  the identified vessel tranche of up to $10.1 million, that will be available in one single advance, in an amount not exceeding 35% of the market value of the relevant vessel upon drawdown; and

  •
  the identified vessel top-up tranche of up to $1.3 million, that will be available in one single advance, in an amount not exceeding 5% of the market value of the relevant vessel upon drawdown, provided that such amount, together with the amount of the corresponding advance under the identified vessels tranche, does not exceed 40% of the market value of the relevant vessel upon drawdown.

        Each of the Vessel-Owning Subsidiary Facilities will be guaranteed by the Company.

        Loans under each of the Vessel-Owning Subsidiary Facilities will bear interest at the same rate the Group Facility.

        The final maturity of these facilities will be five years from drawdown but in any event not later than November 30, 2019.

        Amounts drawn under each of the Vessel-Owning Subsidiary Facilities will be secured by first priority or preferred mortgages on the MR Britto, MR Hongbo or MR Lichtenstein, as applicable. The collateral securing each facility will be customary for a transaction of this type and generally will include property relating to the applicable vessel similar to that described above in the description of the Group Facility.

        Each of the Vessel-Owning Subsidiary Facilities generally will have financial and other covenants substantially similar to those contained in the Group Facility described above.

        The commitment letters relating to the credit facilities are subject to completion of satisfactory definitive documentation and other customary conditions, including that this offering be consummated in an amount acceptable to the lender.

Capital Expenditures

Vessel Acquisitions

        Our currently planned capital expenditures with regard to vessel acquisitions relate to the purchase of our Expansion Fleet that we intend to acquire. We intend to fund the remaining $106.1 million of acquisition costs of our Expansion Fleet with approximately $53.9 million of the net proceeds of this offering, together with $4.8 million in cash held by MR Holding, and borrowings of approximately $47.4 million under our four separate new credit facilities with Credit Suisse AG for which we have received commitment letters.

Drydocking

        Three of our vessels (MR Sirius, MR Kentaurus and MR Canopus) underwent drydocking during 2013 and one of our vessels, MR Pat Brown, underwent drydocking in the first quarter of 2014. As three of the vessels in our Initial Fleet and one vessel in our Expansion Fleet are or will be deployed on bareboat charters, we will not be responsible for any drydocking expenditures for these vessels before the expiration of these charters, the earliest of which is scheduled to expire in May 2018. Our current drydocking schedule is as follows:

As at June 30, 2014	2014	2015	2016	2017	2018
Vessel Drydock Schedule (no. of vessels)	0	0	3	1	4

        We will continue to attempt to stagger the timing of drydockings across the fleet. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs.

Dividends

        As part of the IPO Formation Transactions, prior to the contribution of the equity interests in the entities that directly or indirectly own the acquisition agreements and vessels comprising our Combined Fleet, HSM Products Limited and AMCI Products Limited will pay dividends to their existing shareholders aggregating approximately $16.0 million, which amount is substantially equal to their existing cash on hand.

        Product Shipping Limited has not paid a dividend since its inception. While we cannot assure you that we will continue to do so, and subject to the limitations discussed in "Our Dividend Policy" we currently intend to pay our stockholders quarterly dividends of $      per share, or $      per share per year, in February, May, August and November of each year. We expect to pay our initial dividend of $      in November 2014 following the completion of this offering.

Contractual Obligations

        The following table sets forth our contractual obligations as of June 30, 2014:

(in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	TOTAL
Debt(1)	$21,959	$43,918	$149,108	$214,985
Interest costs(2)	$6,159	$12,389	$5,921	$24,469

Total(3)	$28,118	$56,307	$155,029	$239,454

(1)
We incurred or assumed these credit facilities in connection with the acquisition of our initial vessels. We will apply approximately $89.9 million of the net proceeds of this offering to prepay indebtedness thereunder, and have obtained four commitment letters from Credit Suisse AG for the refinancing of the outstanding balance, as described below, and to finance a portion of the purchase price of the four vessels in our Expansion Fleet.

(2)
The interest expense on our loans is variable and based on LIBOR. The amounts in the above schedule were calculated using a LIBOR rate of 0.5% in 2014 rising to 1.75% by 2017 plus a margin that ranges between 1.75% to 3.25% based on the applicable debt and vessel.

(3)
The following obligations have not been included in the table above as they were not obligations as of June 30, 2014.
      •
      In April 2014, our Manager entered into a memorandum of understanding to acquire the modern LR1 product tanker in our Expansion Fleet, built in 2010 that is employed under a bareboat charter, from an unaffiliated owner for a purchase price of approximately $39.5 million. In addition, MR Holding has entered into memoranda of agreement to acquire three MR product tankers in our Expansion Fleet with related time charters back to the seller for a total of $74.0 million.

      •
      We have obtained four commitment letters from Credit Suisse AG for an aggregate of up to $200.0 million of senior secured debt financing, of which an aggregate of $150.0 million would be available to refinance the expected remaining outstanding balance under our existing credit facilities after this offering and finance a portion of the aggregate purchase price of the four vessels in our Expansion Fleet. We expect the remaining $53.9 million to be funded with the net proceeds to us from this offering. The commitment letters are subject to completion of satisfactory definitive documentation and other customary conditions.

      •
      We will lease office space in Athens, Greece from our Manager. The initial term of our lease which we will enter into prior to the completion of the offering will be for        years following the closing of this offering at a rent of        Euros per month converted into U.S. Dollars at a rate of         . We may, at our option, extend the initial term for up to an additional        years on the same terms.

Restricted Stock

        Following the completion of this offering, we expect to issue shares of restricted stock to our executive officers. Based on an assumed initial public offering price of $        per share, which represents the midpoint of the estimated price range set forth on the cover of this prospectus, the value of the restricted stock is $            . The vesting schedule of the restricted stock is (i)         of the shares vest on the first anniversary date, (ii)          of the shares vest on the second anniversary date, and (iii)         of the shares vest on the third anniversary date. The expense for the restricted stock will be recognized over the vesting

periods for each portion. If the restricted stock is granted in the                quarter of 2014, the estimated expense is:

  •
  for the year ending December 31, 2014, $        ;

  •
  for the year ending December 31, 2015, $        ;

  •
  for the year ending December 31, 2016, $        ; and

  •
  for the year ending December 31, 2017, $        .

Charterer Vessel Purchase options

        Under the charters for each of the Britto, Hongbo and Lichtenstein, at the charter termination date, the charterer has the option to purchase the vessel for $40.0 million. The charterer must give six months notice prior to exercising the option.

        Under the bareboat charter for the LR1 vessel in our Expansion Fleet, the charterer, Schoeller Holdings Ltd., or Schoeller, has the option to purchase the vessel at set prices during the charter. The following table describes the purchase prices payable by the charterer for the vessel during 20 calendar-day windows each year.

LR1A: Strike Date	LR1B: Strike Date	Purchase Price (in millions)
February 2016	May 2017	$40.0
February 2017	May 2018	$36.8
February 2018	May 2019	$33.5
February 2019	May 2020	$30.3
February 2020	May 2021	$26.5

        The aforementioned purchase option for the LR1 vessel in our Expansion Fleet may also be exercised between the strike dates described above at prices determined proportionally between the preceding and next purchase prices in accordance with the relative time elapsed since the expiration of the most recent exercise period and the time remaining before the commencement of the next exercise period.

Off-Balance-Sheet Arrangements

        As of June 30, 2014, we have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risks

  Operational risk

        We are exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include drydock, repair costs, insurance and piracy. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Given the potential for accidents and other incidents that may occur in vessel operations, we maintain Hull and Machinery insurance coverage of the vessels in our fleet of 120% of the market value of such vessels against marine and war risks. We maintain protection and indemnity insurance coverage against third party legal liabilities. We expect our protection and indemnity insurance coverage to be unlimited except for pollution, which will be limited to $1 billion per vessel per incident. Finally, we have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through the Gulf of Aden and off the coast of Africa, to make the navigation safer for sea staff and to protect our assets. These include, but are not limited to, risk assessment, route evaluation, fitting of razor wires around the ship, use of armed guards onboard, crew training, and additional security measures in accordance with relevant flag state and IMO requirements.

  Interest Rate Risk

        The seaborne transportation industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. We will make interest payments under our credit facilities, under which there was $214,985 thousand of outstanding indebtedness (gross of debt discount) as of June 30, 2014, based on rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. Our interest expense will be affected by changes in the general level of interest rates.

        Based on the amount of our outstanding indebtedness as of June 30, 2014, excluding any effects from our swap arrangement, a hypothetical 100 basis point increase in relevant interest rates would increase our interest expense, on an annualized basis, by approximately $2.1 million.

        We attempt to manage a portion of the impact of interest rate changes using interest rate swaps and interest rate caps. Such financial instruments are anticipated to be designed as cash flow hedges of future variable rate interest payments which may or may not qualify for hedge accounting for the changes in the fair value of those caps. We have entered into interest rate cap transactions, in an aggregate notional amount of approximately $67.2 million as of June 30, 2014, and have assumed interest rate swaps in an aggregate notional amount of approximately $27.9 million as of June 30, 2014. We expect to remain party to these interest rate swap transactions following the refinancing of our existing indebtedness and entry into four separate new credit facilities. These arrangements do not currently qualify for hedge accounting.

        In addition, under our loan facilities, we are exposed to the changes in the cost of funding of the lending banks. If the banks' cost of borrowing is greater than LIBOR, the Company is obliged, at the banks' discretion, to pay the cost of funding above LIBOR. In times of uncertain banking markets, the Company may be exposed to increased interest costs due to the banks' higher cost of funding. The Company does not seek to hedge such exposures.

  Concentration of credit risk

        Credit risk is the risk that the Company may incur losses if counterparties to the Company's contracts do not pay amounts owed to the Company. Credit risk derived from financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents. Although cash and cash equivalents held at financial institutions are not insured beyond statutory deposit insurance limits, the Company limits its credit risk by placing investments with major financial institutions. Additionally, the Company limits the exposure of non-performance by other contractual counterparties, such as charterers, by diversifying among creditworthy counterparties and performing periodic evaluations of the relative credit standing of the counterparties.

  Foreign Exchange Rate Risk

        We expect to generate all of our revenues in dollars. We expect, however, to incur some of our expenses in other currencies, primarily the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We do not currently intend to use financial derivatives to mitigate the risk of exchange rate fluctuations.

  Inflation

        Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

  Liquidity risk

        The principal objective in relation to liquidity is to ensure that we have access, at minimum cost, to sufficient liquidity to enable us to meet our obligations as they become due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from time charter revenue, bareboat charter revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Critical Accounting Policies

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the consolidated financial statements of HSM Products Limited and the combined financial statements of Poseidon Product Tankers, included elsewhere in this prospectus.

Reduced Emerging Growth Company Requirements

        We are an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, as described in "Prospectus Summary—Implications of Being an Emerging Growth Company."

        We are choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an on-going basis, management evaluates the estimates and judgments, including those related uncompleted voyages, the selection of useful lives and residual values for tangible assets, vessels fair value upon initial recognition expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies and fair value of assumed debt. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net

        Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

        Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

        Depreciation expense is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual scrap value. The Company estimates the useful life of its vessels to be 25 years from the vessel's original construction. Scrap value is estimated by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). The Company estimated the residual value of tankers to be $350 per lwt. We have calculated the residual value of the vessels taking into consideration the 10 year average of the scrap. We believe that $350 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although we believe that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

Intangible Asset and Liabilities

        Intangible assets and liabilities consist primarily of above and below market charters acquired and charterers' options to purchase the vessels. When vessels are acquired with charters attached and the charter rate on such charters is above or below then-current market rates, fair value is allocated to these charters. The fair value is determined, where possible, using a third party valuation of the vessel with and without the charter at the time of acquisition. If unavailable, the fair value is calculated as the present value of the difference between the contractual amount to be received over the term of the charter and management's estimate of the then-current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the charter as a reduction or addition, respectively, to charter hire revenue.

        Vessel purchase options that are included in favourable or unfavourable charterers upon acquisition are allocated fair value. Fair value is determined based on a pricing model and the purchase option intangible is amortized over the remaining useful life of the option.

Impairment of Long-lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. In the event that management concludes that an impairment test is necessary, undiscounted projected net operating cash flows will be determined for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the charter agreement attached to that vessel. Within the shipping industry, vessels can be bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various assumptions including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis. These assumptions are based on historical trends and future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        Due to the relatively recent acquisition dates of the Company's vessels (October 2012 and October 2013) and the fact that the product tanker market has been relatively stable, the Company concluded that no events occurred or circumstances had changed which would indicate that the carrying amount of the asset group, including the vessels, may not be recoverable as of December 31, 2013 or June 30, 2014. Accordingly, the Company was not required to and did not perform an impairment test with respect to any of the vessels in its fleet as of December 31, 2013 or June 30, 2014.

        In the event that indicators of potential impairment are present in the future, we would determine estimated net operating cash flows by applying various assumptions, such as future revenues from existing charters for the fixed fleet days (the Company's remaining charter agreement rates) and an estimated daily charter equivalent for the unfixed days (based on a combination of the Company's remaining charter agreement rates and historical averages) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, operating expenses, scheduled drydockings, management fees, expected offhire and scrap values. Such estimates and assumptions regarding expected net operating cash flows require considerable judgment and would be based upon historical experience, financial forecasts and industry trends and conditions.

Fair Value of Vessels

        The Company owned and operated a fleet of 10 vessels, with an aggregate carrying value of $241.3 million, which includes the carrying value of the vessel and related intangible asset and liability (if applicable).

        A vessel-by-vessel summary (excluding UACC Shams) as of June 30, 2014, is as follows:

Poseidon Product Tankers

Vessel Name	Date of Acquisition	Purchase Price (including intangible)	Carrying value as of June 30, 2014 (including intangible)
	(In thousands of U.S. Dollars)
Britto	10/16/2013	$33,079	$31,679
Hongbo	10/16/2013	33,080	31,711
Lichtenstein	10/16/2013	33,079	31,643
MR Pat Brown	10/16/2013	33,584	27,756

		$132,822	$122,789

HSM Products Limited

Vessel Name	Date of Acquisition	Purchase Price	Carrying value as of June 30, 2014
	(In thousands of U.S. Dollars)
MR Arcturus	10/10/2012	$22,025	$20,357
MR Canopus	10/10/2012	23,258	21,573
MR Kentaurus	10/10/2012	22,481	20,844
MR Sirius	10/10/2012	22,680	21,009
LR Mimosa	12/12/2012	16,419	15,483
FR8 Venture	10/10/2012	20,644	19,212

		$127,507	$118,478

        There are no individual vessels whose carrying value (including charters and purchase options) exceeds its estimated fair value. The aggregate fair value amount by which the initial fleet vessels exceeded their carrying amount at June 30, 2014 was $33.9 million. Management estimates are based on the estimated fair values of their vessels that they received from independent ship brokers, industry reports of similar vessel sales and evaluation of current market trends. Based on the above information and due to the recent acquisition of the vessels, management concluded that no potential impairment of vessels existed as of June 30, 2014.

        As we obtain information from various industry and other sources, our estimates of market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them.

Revenue recognition

        Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from time charters, bareboat charters, voyage contracts and demurrages.

        Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

        Bareboat charter revenue is generated when the vessel owner provides the vessel to the bareboat charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance. Under this agreement, the charterer generally assumes all risk and costs of operation during the charter term. In particular, charterer is responsible for the voyage expenses, vessel operating expenses and for the management of the ship, including crewing. In this case, all voyage related costs, including vessel fuels, bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are paid by the charterer. Bareboat charter revenue is recognized when a bareboat charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

        In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. The Company is paid for the cargo transported and pays all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at December 31, 2013 and 2012, we recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. We apply the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. We do not begin to recognize revenue until we have agreed a charter with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are recognized as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred.

        Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is calculated in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is measured on a pro rata basis over the length of the voyage to which it pertains. Demurrage income is recognized once the charterer agrees with the calculation.

        Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

        Unearned hire and bareboat revenue is revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by the Company. Address commissions payable to the charterer, if any, are recognized as incurred and are presented as a separate line item in revenues to arrive at Revenues, net. Brokerage commissions are recognized as incurred and recorded in voyage expenses.

Provisions

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the probable loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range.

THE INTERNATIONAL PRODUCT TANKER INDUSTRY

        The information and data contained in this prospectus relating to the international tanker industry has been provided by Drewry Maritime Research (Drewry), and is taken from Drewry's database and other sources. Drewry has advised that: (i) some information in Drewry's database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database. The Company believes that all third-party data provided in this section, "The International Product Tanker Industry" is reliable.

Market Overview

        The maritime shipping industry is fundamental to international trade as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. The product tanker industry plays a vital role in the global energy supply chain as it helps to correct imbalances between refined product production and consumption. In broad terms, demand for products traded by sea is principally affected by world and regional economic conditions, as well as other factors, such as differences in the regional prices of products, which can create opportunities for arbitrage. Demand for shipping is a product of the physical quantity of the cargo (measured, depending on the cargo, in terms of tons, barrels, cubic metrics or standard container size) together with the distance the cargo is carried.

        Tanker markets are highly competitive, cyclical and volatile, with charter rates being sensitive to changes in demand for and supply of capacity. Tankers make up approximately one third of the world's merchant fleet by tonnage, including product tankers, which carry refined and unrefined petroleum products (hereinafter referred to as products) and, depending on the type of product tanker, bulk liquid chemicals and associated products such as animal/vegetable oils and fats (hereinafter referred to as chemicals).

        Generally demand moves broadly in line with developments in the global economy, with demand for product and chemical shipping slowing significantly in the period immediately after the onset of the global economic downturn in late 2008. In 2013 a total of 3.25 billion tons of crude oil, products and chemicals were moved by sea. Over the past ten years seaborne trade in products grew by an average rate of 4.6%, over five times the growth rate of crude oil trade at 0.8%, while seaborne trade in chemicals grew at a rate of approximately 4.3%. Over the past five years, the growth rates have been 3.8% for products and 3.0% for chemicals. Recent trends in world seaborne tanker trades are summarized in the table below.

World Seaborne Tanker Trades

	Crude Oil		Products		Chemicals		Total
									Global GDP (IMF) % y-o-y
Year	Mill T	% y-o-y	Mill T	% y-o-y	Mill T	% y-o-y	Mill T	% y-o-y
2000	1,764		555		111		2,430		4.8%
2001	1,818	3.1%	570	2.7%	114	3.0%	2,502	3.0%	2.3%
2002	1,828	0.5%	567	-0.5%	122	7.0%	2,516	0.6%	2.9%
2003	1,937	6.0%	611	7.7%	136	11.7%	2,684	6.6%	3.7%
2004	2,043	5.5%	637	4.2%	146	7.7%	2,826	5.3%	5.0%
2005	2,076	1.6%	696	9.4%	160	9.5%	2,932	3.7%	4.6%
2006	2,086	0.5%	740	6.3%	169	5.6%	2,995	2.1%	5.3%
2007	2,102	0.8%	738	-0.3%	175	3.7%	3,015	0.7%	5.4%
2008	2,111	0.4%	793	7.5%	178	1.4%	3,082	2.2%	2.6%
2009	2,025	-4.1%	834	5.1%	180	1.3%	3,039	-1.4%	-0.9%
2010	2,066	2.0%	883	5.9%	190	5.6%	3,139	3.3%	5.2%
2011	2,032	-1.6%	912	3.3%	200	4.9%	3,144	0.2%	3.9%
2012	2,075	2.1%	937	2.7%	206	3.1%	3,218	2.4%	3.2%
2013 (1)	2,088	0.6%	956	2.0%	206	0.3%	3,250	1.0%	2.9%
CAGR (2008 - 2013)	-0.2%		3.8%		3.0%		1.1%
CAGR (2003 - 2013)	0.8%		4.6%		4.3%		1.9%

(1) = provisional estimates

Source: Drewry

        Ship supply is determined by the size of the existing fleet as measured by its deadweight (dwt) cargo carrying capacity. It is influenced by a variety of factors, primarily the size of the existing fleet by number and ship size, the rate of deliveries of newbuildings, the rate of removals from the fleet (scrapping), and other operating efficiency factors (for example, port congestion and vessels speed) affecting the number of ships available for charter.

        The world tanker fleet carries four main types of cargo; oil; refined products; chemicals/vegetable oils, and fats and other cargoes such as bitumen.

        In the product and chemical sectors there are a number of vessels (depending on their International Maritime Organisation (IMO) classification), which possess the ability to trade in both products and chemicals. The main types of tankers and the cargoes they transport are indicated in the table below.

 World Tanker Fleet and Cargo Types

Vessel Type	Ship Size—Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
UL/VLCC	200,000+	Uncoated		Crude Oil
Suezmax	120,000 - 199,999	Uncoated		Crude Oil
Aframax	80,000 - 119,999	Uncoated		Crude Oil	Refined Products—Dirty
Panamax	60,000 - 79,999	Uncoated		Crude Oil	Refined Products—Dirty
Long Range 2 (LR2)	80,000 - 119,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 1 (LR1)	60,000 - 79,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Medium Range (MR)	25,000 - 59,999	IMO 2—Coated		Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	IMO 3—Coated		Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Non IMO—Coated		Refined Products
		Non IMO—Uncoated		Refined Products
Short Range (SR)	10,000 - 24,999	Coated	Non-IMO	Refined Products
	10,000 - 24,999	Coated	IMO 1/2	Refined Products; Chemicals
Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g Bitumen

Source: Drewry

        The charter market is highly competitive. Competition is based primarily on the offered charter rate, the location and technical specification of the vessel and the reputation of the vessel and its owner/manager. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes. The most common types of employment structures for tankers are spot charter, time charter, contracts of affreightment, bareboat charters and pool employment.

        The balance between supply and demand for sea transportation capacity is the primary factor which determines charter rates. Product tanker and chemical charter rates were generally depressed in the period after the financial crisis, as a result of the global economic slowdown and the high volume of new building deliveries causing surplus capacity in the market. This is evident from the chart below which shows changes in product tanker demand and supply over this period.

Product Tanker Demand and Supply
(Percent change—year on year)

Source: Drewry

        In the second half of 2013 both the product and the chemical shipping markets started showing signs of recovery due to a combination of reduced supply growth and rising market optimism. In 2013, medium range (MR) products tanker spot rates averaged $10,948/day, compared with an average of $9,043/day in 2009. In June 2014 the average spot rate (time charter equivalent—TCE) for a MR product tanker was $5,900/day. Time charter rates have been subject to less volatility, remaining in the range $12,500 to $15,500/day since the start of 2010. From a longer-term perspective, the ten year MR product tanker average spot rate (2004-2013) is $17,899/day and the ten year MR product tanker average one year time charter rate is $18,809. Spot charter rates reached a high of $42,099/day and a low of $5,174/day over the last ten years.

        There is also a secondhand sale and purchase market for ships, which although it varies between sectors, seems to be relatively liquid for product tankers, but less liquid in the chemical sector, as this is a more specialist sector with a smaller number of sales. Secondhand prices are generally influenced by potential vessel earnings, which in turn are influenced by trends in the supply of and demand for shipping capacity.

        Over recent years, firm bunker prices, slow steaming and generally low freight rates have increased interest in "eco" ship designs. Shipyards are now actively marketing vessel designs that potentially offer significant fuel consumption savings and speed flexibility which has generated interest and new ordering activity. However, the competitive advantage of this new generation of vessels is still to be proved. Furthermore, the growing regulatory requirements, including regarding emissions (NOx,SOx,Carbon) and the introduction of Ballast Water Treatment (BWT) systems, has resulted in an increased interest in retro-fit solutions.

The Product Tanker Industry

Introduction

        While crude oil tankers transport crude oil from points of production to points of consumption, typically to oil refineries in consuming countries, product tankers can carry both refined and unrefined petroleum products, including crude oil, as well as fuel oil and vacuum gas oil (often referred to as 'dirty products') and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as 'clean products').

        Tankers with IMO 2/3 certification are able to carry both products and chemicals/oils and fats. Product capable tankers make up approximately 57% of the total tanker fleet (above 10,000 dwt) based on numbers of vessels, and are therefore a key part of the global seaborne tanker trade.

Source: Drewry

Product Trade

        The seaborne product trade is influenced by a number of factors, including trends in global oil consumption and production, the location of oil reserves and refinery capacity, and product import and export balances of individual countries.

        Oil has been the world's primary energy source for a number of decades. In 2013, oil accounted for around one third of world energy consumption. Global oil demand increased from approximately 74.7 million barrels per day ("bpd") in 1998 to 86.5 million bpd in 2008. Demand fell to 85.5 million bpd in 2009 following the global economic recession, but returned to growth in the subsequent years, reaching 90.9 million bpd in 2013. Global oil demand is projected to rise to 92.0 million bpd in 2014, an increase of 1.2% year over year.

        In the developed world, demand for oil is either flat or declining, but in the developing world the opposite is the case. For example, over the last decade Chinese oil consumption increased at a CAGR of 6.1% while strong growth rates were also reported in other parts of the developing world.

World Oil Consumption
(Million Bpd)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03 - 13%
North America	24.5	25.3	25.5	25.4	25.5	24.2	23.7	24.1	24.0	23.7	23.8	-0.3%
Europe—OECD	15.4	15.6	15.5	15.5	15.3	15.4	14.7	14.7	14.3	13.8	13.5	-1.3%
Pacific	8.7	8.5	8.6	8.5	8.4	8.0	8.0	8.1	8.1	8.5	8.4	-0.4%

Total OECD	48.6	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	45.7	-0.6%

Former Soviet Union	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.2	4.4	4.5	4.6	2.5%
Europe—Non OECD	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.0%
China	5.6	6.4	6.6	7.0	7.6	7.9	7.9	8.9	9.2	9.6	10.1	6.1%
Asia (exc China)	8.1	8.6	8.8	8.9	9.5	9.7	10.3	10.9	11.1	11.4	11.6	3.7%
Latin America	4.7	4.9	5.0	5.2	5.7	5.9	5.7	6.0	6.3	6.5	6.6	3.5%
Middle East	5.4	5.8	6.1	6.5	6.5	7.1	7.1	7.3	7.4	7.6	7.9	3.9%
Africa	2.7	2.8	2.9	3.0	3.1	3.2	3.4	3.5	3.4	3.5	3.8	3.5%

Total Non-OECD	30.8	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	43.8	45.3	3.9%

World Total	79.4	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	89.8	91.0	1.4%

Source: Drewry

        As the following chart indicates oil consumption on a per capita basis is still low in countries such as China and India, which is positive for oil demand looking ahead.

Oil Consumption Per Capita 2013
(Tons per Capita)

Source: Drewry

World Oil Consumption and Seaborne Product Trades
(Percent change year on year)

Source: Drewry

        Oil demand growth and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produced approximately one third of global supply in 2013. However, in recent years, US and Canadian crude oil production has increased as a result of the development of shale oil deposits. This has reduced US seaborne crude oil import demand, but is resulting in greater product volumes becoming available for export from the US Gulf, thereby providing increased employment opportunities for product tankers.

        Between 2003 and 2008, seaborne products trade grew strongly. Following the financial downturn total oil demand growth slowed markedly, but seaborne products trade continued to rise, albeit at a lower rate of increase In 2013, total seaborne trade in products was just under one billion tons.

Seaborne Products Trade
(Million Tons)

Source: Drewry

        In particular, in recent years there has been a trend towards increased product imports into South American, African and Asia Pacific countries (excluding China and India, countries whose oil imports growth primarily relates to crude rather than products).

Oil Product Imports—Major Regions
(Million Bpd)

Source: Drewry

        Increased product exports from the US have also been a significant trend, with the largest proportion used to satisfy growing South America demand. Other US exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.

        The graph below shows how US exports of products have grown in recent years. Moderating domestic oil demand, combined with the greater availability of crude feedstock (due to increased US domestic crude oil production from tight oil and offshore), has made larger-scale exports feasible, particularly of middle distillates from the US Gulf. In light of the projected growth in US crude oil production, and the strong demand growth in South America combined with the increasing long-haul flows to Asia, this trend may continue.

Oil Product Exports—Major Growth Regions
(Million Bpd)

Source: Drewry

        Recovery in the global economy in combination with the start-up of new refinery capacity in the Arabian Gulf could prompt further growth in long-haul trades as the refineries at Yanbu and Jizan in the Arabian Gulf are expected to produce significant amounts of low-sulphur fuels, which are expected to be increasingly in demand in light of the tightening regulatory environment. These developments should create demand for a mixture of 'MR' and 'LR' sized vessels.

Regional Refinery Capacity
(Changes in Capacity y-o-y :Million Bpd)

Source: Drewry

        In addition, refinery closures close to consuming regions elsewhere in the world are expected to support product import demand. For example, in Australia, the conversion of local producing refineries into storage depots is expected to support increasing trade from Singapore. This would be part of a general increase in intra-Asian trade which is already boosting product tanker demand, something which may be further supported by expected closures in Japan as a result of new government standards.

        This type of growth, in addition to mainstay trades such as gasoline movements across the Atlantic from Europe into the US, is generally beneficial to "MR" sized tankers.

        Nevertheless, there are some areas of demand which are less positive. Growing US oil production has reduced demand from the Caribbean to the US East Coast. As a result, a number of refineries in the Caribbean have been forced to close in light of poor refining margins. However, this is being compensated for by the growth in developing Asian and South American requirements.

        Generally growth in products trades and product tanker demand is more consistent and less volatile than crude oil trade. Continued growth at historical levels is feasible but it will be subject to global economic development and a continuation of the trade and refinery trends of recent years, and it is by no means certain that previous growth rates will be maintained.

Product Tanker Demand

        Product tanker demand is dictated by global crude oil and products demand and trade, which is influenced by many factors including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines) and inventory policies of nations and oil trading companies. Product tanker demand is a function of (a) the amount of cargo transported in product tankers, multiplied by (b) the distance which cargo is transported. The distance is determined by seaborne trading and distribution patterns.

        As a result of the growth in trade and the changes in the location of refinery capacity, demand for product tankers expressed in terms of ton-miles have grown by a CAGR of 6.0% over the past ten years. Over a five year period (2008-2013) the CAGR is 3.8%.

Products Tanker Demand: 2003-2013

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13
Products
Seaborne Trade—Million Tons	611	637	696	740	738	793	834	883	912	937	956	4.4%
Tonne Mile Demand—Billion Ton Miles	1,441	1,498	1,713	1,836	1,891	2,092	2,339	2,453	2,498	2,572	2,650	6.0%
Average Voyage Lengths (Miles)	2,359	2,353	2,460	2,481	2,563	2,638	2,805	2,778	2,740	2,745	2,772	1.5%

Source: Drewry

Product Tanker Supply

        The oil tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil ("dirty" products), and product tankers that carry refined petroleum products ("clean" products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel's tank must be cleaned prior to loading a different cargo type.

        There is no industry accepted standard definition of the world oil product tanker fleet but typically the fleet can be divided into four major categories based on vessel size, which are as follows:

  •
  Long Range 2 (LR2) tankers, with a product cargo carrying capacity in excess of 80,000 dwt. LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes. LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

  •
  Long Range 1 (LR1) tankers, with an oil cargo carrying capacity of approximately 55,000 to 79,999 dwt. LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back. They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

  •
  Medium Range (MR) This group consists of MR2 and MR1 type vessels. MR2 product tankers are typically classed with an oil cargo carrying capacity of approximately 40,000 to 54,999 dwt. MR2 tankers are usually employed on short to medium haul trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons. MR1 product tankers have a cargo carrying capacity of 25,000 to 39,999 tons. They are normally employed on a variety of regional routes carrying refined petroleum products not suitable for larger vessels

  •
  Short Range (SR) product tankers are between 10,000-24,999 dwt and typically trade on short-sea intra-regional trades.

        The main types of vessel and their principal uses are summarized in the table below.

Product Tanker Vessel Types and Main Uses

Class of Tanker	Cargo Capacity (Dwt)	Typical Use
Short Range (SR)	10,000 - 24,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.
Medium Range 1 (MR1) Medium Range 2 (MR2)	25,000 - 39,999 40,000 - 54,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/ISC trades.
Long Range 1 (LR1)	55,000 - 79,999	Short- to medium-haul crude oil and refined petroleum products worldwide, mostly on regional trade routes.
Long Range 2 (LR2)	80,000 +	Short- to medium-haul refined petroleum products from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim.

Source: Drewry

        MR tankers facilitate the majority of the seaborne global trade of refined petroleum products as their size allows the greatest flexibility in trade routes and port access. The main routes where product tankers are deployed are shown in the map below.

Major Seaborne Refined Products Trades

Principal Load/Discharge Zones

Source: Drewry

        As of June 2014 the world product tanker fleet consisted of 1,259 vessels with a combined capacity of 77.1 million dwt. Within the total tanker fleet MR vessels account for 46% of the total product tanker fleet in terms of ships and 33% in term of capacity.

The Product Tanker Fleet & Orderbook: June 2014

			Orderbook—Scheduled Deliveries
	Existing Fleet Jun-14
			2014		2015		2016+		Total
											Orderbook as % of Fleet
Size Category Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt
10 - 24,999	120	1,695	5	101	1	19	0	0	6	120	7.1%
25 - 54,999	588	25,636	39	1,905	47	2,351	63	3,066	149	7,322	28.6%
55 - 79,999	297	21,682	5	364	4	284	19	1,402	28	2,050	9.5%
80,000 +	254	28,041	19	2,173	41	4,644	17	1,927	77	8,744	31.2%

Total	1,259	77,055	68	4,543	93	7,298	99	6,395	260	18,236	23.7%

Source: Drewry

        The product tanker fleet has naturally grown to meet the underlying increases in seaborne trade, although the fleet growth over the last decade has been far from uniform. As the chart below shows, a large number of product tankers was ordered and delivered during the period from 2003 to 2011 as a result of the high market of 2005 to 2008. Subsequently, these additions have been largely absorbed by the continued strong demand for product tankers in spite of the global economic slowdown.

Product Tanker Fleet Age Profile: June 2014

Source: Drewry

        Looking ahead, fleet growth will depend on new vessels deliveries and scrapping levels (there are occasionally other changes, such as losses, or conversions to/from other vessel types).

        The newbuilding orderbook indicates the number of known confirmed shipbuilding contracts and is indicative of how vessel supply will develop in the short to medium term. As of June 2014, the product tanker orderbook was 260 vessels of an aggregate 18.24 million dwt. The MR orderbook as a percentage of the existing MR fleet was 28%, compared to a recent high of just under 50% in 2008.

        Based on scheduled deliveries, 1.9 million dwt of MR product tankers are scheduled to be delivered in the remainder of 2014 and a further 2.4 million dwt in 2015. However, in recent years the orderbook has been affected by delays or even the non-delivery of vessels. Current estimates suggest that approximately 30% of scheduled tanker deliveries for 2013 were not delivered during the year. Slippage and non-delivery is likely to remain an issue going forward and will continue to moderate fleet growth.

        Conversely, further newbuild contracting could increase future supply. However, in the short term, shipbuilding capacity could be a constraining factor to supply growth, with limited availability reported in major MR building shipyards for the next few years. Many traditional builders of MR-sized product tankers have filled their orderbooks into the medium term as a result of recent ordering activity. In addition, the limited availability of bank financing from traditional European lenders has also been a constraining factor to newbuilding ordering and therefore a repetition of the ordering boom of 2003 to 2008 is unlikely.

        The other factor that will affect future supply is vessel scrapping. The level of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Tanker demolition (above 10,000 DWT) was 3.0 million dwt in 2006, its lowest level since 1991. However, the onset of the recession saw an increase in scrapping, with tanker demolition averaging 7.7 million dwt per annum between 2007 and 2011. This reflected the downturn in the freight market, making demolition more attractive for some owners. In 2012, a total of 131 vessels of a combined 11.6 million dwt were sold for scrap. Provisional figures suggest that approximately 10.0 million dwt of tanker tonnage was scrapped in 2013, of which 39 MR product tankers of a combined 1.0 million dwt, which more or less offset deliveries during the same period.

Product Tanker Freight Rates

        Between 2003 and 2007, the differential between demand for and supply of product tankers remained narrow and rates were generally very firm. Following the recession, product tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down. This situation was reversed in 2011 and 2012, with product tanker demand firming. The following graph shows the historical development of MR time charter rates and average MR spot rates based on a range of the most commonly-traded routes.

MR Tanker Freight Rates—Spot and Time Charter
($ Per Day)

Source: Drewry

        In 2013, clean product tanker spot earnings averaged $10,948/day, compared to a ten-year average of US$ 17,899/day and a spot market high of $49,273/day in January 2006. In 2014 rates have been less buoyant and the average spot rate for the period January to June was $5,900/day. In 2014 one year time charter rates for MR product tankers have averaged $14,667/day.

        The estimated three year time charter rate for an MR was US$15,561/day in 2013 and $15,833/day in the period January to June 2014. It should be noted that these rates are based on a standard "MR" built circa 2010. There is some evidence that more-recently built vessels constructed to particularly fuel-efficient "Eco" specifications are currently able to achieve an additional premium on these levels of up to 10%.

        In the product tanker market vessel earnings can be enhanced by a deployment strategy which is known as triangulation. Triangulation in effect reduces the amount of time a vessel spends sailing in ballast (empty) and seeks to maximize the amount of revenue generating time. The map below shows how triangulation works for a MR vessel operating in the Atlantic Basin starting with transatlantic westbound voyage from Europe the US Eastern seaboard; then a short ballast voyage to the US Gulf, before a loaded eastbound transit to West Africa and a final ballast leg back to Europe.

Typical MR Triangulation in the Atlantic Basin

Source: Drewry

        Overall triangulation reduces the time a vessel will spend in ballast and it therefore increases average vessel earnings.

        Looking ahead product tanker freight rates will be driven by underlying changes in the overall supply/demand balance and to a certain extent by market sentiment. Based on the current orderbook and scheduled deliveries, supply growth is likely to moderate in the short term and there is also evidence suggesting slight improvement in market sentiment.

Product Tanker Asset Values

        Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market.

        Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008, but they edged up in the closing months of 2013 as a result of positive market sentiment. The trend in newbuilding prices for MR1, MR2 and LR1 product tankers since 2003 is shown in the chart below.

Product Tanker Newbuilding Prices
($ Million)

Source: Drewry

        The secondhand sale and purchase market for product tankers has traditionally been relatively liquid, with transactions reported on a regular basis. Secondhand prices peaked over the summer of 2008 and then declined through to late 2013, showing however a steady improvement in values since then. The following graph shows the long term historical development of five-year-old secondhand prices for a MR and a LR1 product tanker.

Product Tanker Secondhand Prices
(5 Yr Old Vessels—$ Million)

Source: Drewry

        In June 2014 MR vessel values were estimated at $27.0 million for a five year old ship and $37.0 million for a newbuilding, low figures when compared to an average of above $50 million for a newbuilding and a five year old vessel during mid-2007 to early 2008. The following table summarizes the trend in freight rates and asset prices for MR and LR tankers.

MR/LR Product Tankers: Rate and Asset Value Summary

MR2 Product Tanker						LR1 Product Tanker
				Asset Prices (US$ million)						Asset Prices (US$ million)
		Timecharter (US$/day)						Timecharter (US$/day)
	Spot (US$/day)				5 Year Old		Spot (US$/day)				5 Year Old
Period Averages		1 Year	3 Year	Newbuild		Period Averages		1 Year	3 Year	Newbuild
2003	17,702	14,846	13,764	29.4	25.7	2003	n/a	16,550	n/a	32.3	27.7
2004	27,828	19,029	16,540	36.5	33.6	2004	n/a	25,521	n/a	38.9	36.3
2005	29,043	25,271	21,794	43.2	44.2	2005	n/a	28,933	n/a	43.6	45.9
2006	25,609	26,792	21,675	45.8	46.7	2006	n/a	29,100	25,700	48.0	47.9
2007	23,682	25,367	22,146	49.6	50.4	2007	n/a	30,408	26,042	56.0	54.8
2008	21,156	23,092	21,500	51.7	49.1	2008	n/a	28,525	25,871	63.6	58.0
2009	9,043	14,850	15,267	40.0	28.2	2009	n/a	18,617	18,946	47.5	35.8
2010	10,543	12,388	13,646	35.5	27.0	2010	n/a	16,333	17,158	44.7	37.2
2011	10,517	13,633	14,575	35.6	29.0	2011	16,775	14,758	16,058	44.5	35.3
2012	10,519	13,325	14,500	34.0	24.9	2012	22,517	13,263	14,313	42.5	27.3
2013	10,948	14,346	15,161	34.1	26.3	2013	12,000	14,488	15,250	42.1	27.8
2014(1)	5,933	14,667	15,833	36.8	29.0	2014(1)	10,450	15,167	16,083	45.4	32.3
Jun-14	3,900	14,250	15,500	37.0	27.0	Jun-14	13,100	15,000	16,500	46.0	32.0
5 Year Avg	10,314	13,708	14,630	35.8	27.1	5 Year Avg	17,097	15,492	16,345	44.3	32.7
5 Year Low	5,174	10,800	12,200	33.5	22.0	5 Year Low	5,100	12,500	14,000	41.0	25.0
5 Year High	17,450	20,000	18,800	46.0	35.0	5 Year High	35,300	24,000	23,000	53.0	42.0
10 Yr Avg	17,889	18,809	17,680	40.6	35.9	10 Yr Avg	17,097	21,995	19,917	47.1	40.6
10 Yr Low	5,174	10,800	12,200	33.5	22.0	10 Yr Low	5,100	12,500	14,000	35.0	25.0
10 Yr High	42,099	30,000	24,500	53.5	54.0	10 Yr High	35,300	33,750	27,800	66.0	60.5

(1)
Year to date

Source: Drewry

BUSINESS

The Company

        We are an international shipping company that was incorporated in the Republic of the Marshall Islands in 2014 for the purpose of acquiring and operating a fleet of modern product tankers that provide seaborne transportation of refined petroleum products. We believe that growth in world trade and the distance of new sources of refinery capacity from primary areas of consumption create an opportunity for demand growth in the product tanker sector. By acquiring the vessels in our fleet at near historically low prices and operating them efficiently, we expect to be well positioned to benefit from a recovery in demand. We deploy our vessels predominately under time and bareboat charters, which generate stable cash flow and allow us to maintain high utilization rates, while preserving the flexibility to take advantage of higher charter rates as charters expire and renewal or spot charter opportunities arise.

        Our Initial Fleet will consist of 10 modern petroleum product tankers, consisting of eight MRs and two LR1s, with an aggregate carrying capacity of 543,090 dwt, and a dwt-weighted average age of approximately 6.7 years as of June 30, 2014. Each of the 10 vessels in our Initial Fleet is currently operating under time or bareboat charters with leading charterers including Trafigura, Daelim, and Shell, or their respective subsidiaries, while one vessel is employed in the spot market. We took delivery, through our predecessor, HSM Products Limited and through Poseidon Product Tankers, of six of the vessels in our Initial Fleet in 2012 and four additional vessels in 2013 at a near historically low point in the shipping cycle, which we believe represented an attractive entry point for new investments in the product tanker sector. In April 2014, our Manager entered into a memorandum of understanding to acquire a modern LR1 product tanker, built in 2010 that are employed under bareboat, in our Expansion Fleet from an unaffiliated owner for a purchase price of $39.5 million. In addition, subsidiaries of MR Holding have entered into memoranda of agreement to acquire the three MR product tankers in our Expansion Fleet and related time charters back to the seller for a total purchase price of approximately $74.0 million, of which MR Holding has paid deposits of $7.4 million. If we do not acquire one or more of the vessels in our Expansion Fleet, we will have discretion to apply the proceeds of this offering that we intend to use to purchase those vessels to acquire other vessels or for other purposes. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of such vessels.

        We believe that it is an opportune time to acquire secondhand product tankers, as values for such vessels remain near historical lows. We intend to continue to expand our fleet, beyond the vessels in our Expansion Fleet, through selective acquisitions of secondhand product tankers that we believe will be accretive to distributable cash flow and enhance our ability to pay dividends. We elected to acquire four of the vessels in our Combined Fleet which are employed under long-term bareboat charters that we believe provide attractive levels of contracted revenues. However, we intend to principally employ our vessels, including the remaining 10 vessels in our Combined Fleet which are under charters expiring in 2014 through 2017, on multi-year time charters, or at times in the spot market, in a manner that we believe will allow us to benefit from the expected recovery in demand and provide relatively stable cash flows. We believe that our base of contracted revenues, the moderate leverage of no more than 45% of the book value of our vessels we intend to maintain after this offering and our operational efficiency will allow us to apply a substantial portion of our cash flow to the payment of dividends to our shareholders.

        Stamatis Molaris, our Chief Executive Officer and Chairman, leads our management team and has over 20 years of experience in the shipping industry. Mr. Molaris is currently the Chairman and Chief Executive Officer of Alma Maritime, a privately held shipping company, and previously was the chief executive officer of two publicly traded shipping companies, Quintana Maritime Limited, formerly listed on NASDAQ, and Excel Maritime Carriers, Ltd., which is listed on the NYSE, and the chief financial officer of Stelmar Shipping Ltd., formerly listed on NYSE. Empire Navigation Inc., which we also refer to as our Manager or Empire, and which provides commercial management for our fleet and technical management for all but one of our vessels, has a management and operational team, comprised of executive officers who have an average of 29 years of experience in the shipping industry. We believe that the experience and reputation of our management team will assist us in identifying, acquiring and operating suitable vessels for the expansion of our fleet. Our principal shareholders are AMCI Poseidon Fund, which focuses on investments in the shipping industry and whose principals include Mr. Molaris and Hans J. Mende, a founder of AMCI, and Maas Capital, the private equity affiliate of ABN AMRO Bank N.V., a leading lender to the shipping industry.

        We intend to use approximately $53.9 million of the net proceeds from this offering, as well as approximately $4.8 million of cash held by MR Holding, to fund a portion of the aggregate purchase price for the LR1 and the three MR product tankers we intend to acquire. In addition, we intend to use approximately $89.9 million of the net proceeds from this offering to repay part of the outstanding indebtedness under our existing credit facilities and have obtained commitment letters from Credit Suisse AG for four separate new credit facilities for the refinancing of the expected remaining outstanding balance under our existing credit facilities, and for the financing of the remaining $47.4 million aggregate purchase price for our Expansion Fleet. The commitment letters are subject to completion of satisfactory definitive documentation and other customary conditions.

Our Initial Fleet

        Our Initial Fleet consists of 10 product tankers comprised of eight MRs and two LR1s with an aggregate carrying capacity of 543,090 dwt, and a dwt-weighted average age of approximately 6.7 years as of June 30, 2014. Our vessels are flagged in the Republic of the Marshall Islands, Liberia and Panama.

        The following table summarizes certain information about our Initial Fleet as of the date of this prospectus:

	Vessel Name	Type	Year Built	Capacity (dwt)	Shipyard	Charterer	Charter Type	Gross Daily Charter Rate (U.S. dollars)	Expiration of Charter (earliest)
1	Britto(1)	MR	2009	49,999	SPP, Korea	Daelim	Bareboat	$14,550	March 2019
2	Hongbo(1)	MR	2009	50,106	SPP, Korea	Daelim	Bareboat	$14,550	June 2019
3	Lichtenstein(1)	MR	2009	50,070	SPP, Korea	Daelim	Bareboat	$14,550	December 2018
4	MR Pat Brown(2)	MR	2009	50,096	SPP, Korea	Stena Weco	Time Charter	$14,950	December 2014
5	MR Canopus	MR	2007	50,564	SPP, Korea	ADNOC	Time Charter	$15,350	February 2015
6	MR Kentaurus	MR	2007	46,763	Sungdong, Korea	Trafigura	Time Charter	$13,250	October 2014
7	MR Sirius	MR	2007	46,846	Sungdong, Korea	Trafigura	Time Charter	$14,250	December 2014
8	MR Arcturus(3)	MR	2006	50,546	SPP, Korea	Shell	Time Charter	$14,625	November 2015
9	FR8 Venture	LR1	2006	74,065	New Century, China	Sonagol	Time Charter	$21,000	December 2014
10	LR Mimosa(4)	LR1	2006	74,035	New Century, China	Panamax International Inc.	Time Charter	$14,500	January 2016
	Total Vessels	10		543,090

(1)
The charterer has the option to purchase the vessel for $40 million at the bareboat charter termination date, upon six months' prior notice.

(2)
The charterer has a one-year renewal option at a charter rate of $15,600 per day. This vessel was formerly known as Miss Marilena until it was renamed on January 4, 2014 following its acquisition by Poseidon Product Tankers.

(3)
MR Arcturus is on a fixed charter with Shell for an initial period of at least 18 months and up to 24 months, with the first 12 months at $14,625 per day, and the second 12 months at $14,850 per day. If the charterer elects for the 24-month initial charter period, the charterer may exercise an option for a 12-month renewal period at a rate of USD $15,750 per day.

(4)
LR Mimosa is on a fixed charter with Panamax International Inc. for an initial period ending in January 2016, with the period from May 2014 through June 2015 at $14,500 per day and the period from July 2015 through January 2016 at $14,750 per day. The charterer has a one-year renewal option at a charter rate of $16,000 per day.

        Under the charters for Britto, Hongbo and Lichtenstein, at the charter termination date the charterer has the option to purchase the vessel for $40.0 million. The charterer must give 6 months' notice prior to exercising the option.

Our Expansion Fleet

        The following table summarizes certain information about our Expansion Fleet as of the date of this prospectus:

	Vessel Name	Type	Year Built	Expected Delivery Date	Capacity (dwt)	Shipyard	Charterer	Charter Type	Gross Daily Charter Rate (U.S. dollars)	Expiration of Charter (earliest)
1	New LR1(1)	LR1	2010	October 2014	74,100	New Times, China	Schoeller(2)	Bareboat	$15,750	May 2018(3)
2	Marlin Glory	MR	2008	October 2014	50,000	Guangzhou, China	Trafigura	Time Charter	$15,700	October 2017(4)
3	Marlin Iris	MR	2008	October 2014	50,000	Guangzhou, China	Trafigura	Time Charter	$15,700	October 2017(4)
4	Marlin Topaz	MR	2008	October 2014	50,000	Guangzhou, China	Trafigura	Time Charter	$15,700	October 2017
	Total Vessels	4			224,100

(1)
The charterer has the option to purchase the vessel at specified prices during the charter. Please see the table below under "—Expansion Fleet."

(2)
The counterparty to this charter is with BB Cape Talara Shipping Company Limited, a Marshall Islands corporation, and the charter is guaranteed by Schoeller Holdings Ltd. of Cyprus.

(3)
The charterer has an option for two successive one-year renewal periods at the same charter rate.

(4)
The charterer has a one-year renewal option at a charter rate of $16,200 per day and a second one-year renewal option at a charter rate of $16,700 per day.

        In addition, we will have rights of first offer with respect to four additional vessels:

  •
  an MR built in 2009 that is a sister vessel to the other MRs in our Initial Fleet, which is on a bareboat charter expiring in May 2018, that is owned by AMCI Poseidon Fund;

  •
  an LR1 built in 2011 that is a sister vessel to the LR1 in our Expansion Fleet, which is on a bareboat charter expiring in June 2019, that AMCI Poseidon Fund has agreed to acquire;

  •
  an LR1 built in 2007 that is owned by an affiliate of Maas Capital, which right of first offer is exercisable following the term of its bareboat charter expiring in June 2018 to LR Aldebaran, an affiliate of Stamatis Molaris; and

  •
  an MR built in 2009 that is a sister vessel to certain of the MRs in our Initial Fleet, that is owned by Alma Maritime.

        During the term of the bareboat charter, LR Aldebaran has a right of first refusal to acquire the 2011-built LR1 if the current owner elects to sell it. LR Aldebaran has agreed to exercise such right of first refusal pursuant to our instructions during the term of the charter.

        We cannot assure you whether or on what terms such vessels may became available to us in the future.

        We expect to fund the estimated $106.1 million remaining of the aggregate $113.5 million acquisition cost for the vessels in our Expansion Fleet through a combination of debt and equity financing. We expect $53.9 million of the purchase price of the three vessels in our Expansion Fleet to be funded with a portion of the net proceeds to us from this offering. We have obtained commitment letters from Credit Suisse AG for up to $200.0 million of senior secured debt financing, of which up to $150.0 million is available to finance the remaining portion of the aggregate purchase price of the four vessels in our Expansion Fleet and refinance the expected remaining outstanding balance under our existing credit facilities after this offering. These credit facilities are subject to completion of satisfactory definitive documentation and other customary conditions.

        Under the charters for the LR1 vessel in our Expansion Fleet, the charterer, Schoeller has the option to purchase the vessel at set prices during the charter. The following table sets forth the purchase prices payable by the charterer for the vessel during 20 calendar-day windows each year (in $ million).

LR1: Strike Date	Purchase Price (in millions)
February 2016	$40.0
February 2017	$36.8
February 2018	$33.5
February 2019	$30.3
February 2020	$26.5

        The aforementioned purchase option for the LR1 vessel in our Expansion Fleet may also be exercised between the strike dates described above at prices determined proportionally between the preceding and next purchase prices in accordance with the relative time elapsed since the expiration of the most recent exercise period and the time remaining before the commencement of the next exercise period.

Our Manager

        Empire was founded in February 2009 by Stamatis Molaris, our Chairman and Chief Executive Officer, and is jointly owned by affiliates of the Company. Empire has been carrying out the commercial and technical management of our fleet since the commencement of our operations, other than the technical management of the FR8 Venture, which has continued to be performed by Thome Shipmanagement Pte Ltd. since we acquired the vessel. Empire will provide the strategic, commercial and technical management of our fleet, under the supervision of our management team and Board of Directors, pursuant to our management agreement with Empire.

        In return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. These fees will increase annually at a rate of 2.0%. In addition, Empire will provide us with accounting, banking, financial and administrative services and we will reimburse Empire for its actual costs in providing such services to us.

        Empire has established a management and operational team with significant experience in the shipping industry and relationships with reputable charterers and shipyards. Empire has been vetted to operate vessels with a number of major energy companies, including current charterers such as Shell, as well as companies with whom we do not currently employ any vessels, such as BHP, BP, Shell and Statoil BP, Chevron, ConocoPhillips, Exxon, Lukoil, OMV, Repsol, Shell, and Valero. We believe that Empire's reputation as a technical and commercial manager and its ability to comply with our customers' ship management standards allow us to compete effectively for new charters.

        In addition to the vessels in our fleet, Empire provides commercial and technical management services for four Suezmax crude oil tankers and one product tanker in the fleet of Alma Maritime, and one Suezmax crude oil tanker owned by AMCI Poseidon Fund, one product tanker owned by Maas Capital and the MR built in 2009 that is a sister vessel to certain of the MRs in our Initial Fleet, and the LR1 built in 2011 that is a sister vessel to the LR1 in our Expansion Fleet, which are each owned by, or in the case of the 2011-built LR1 subject to an acquisition agreement held by, wholly-owned subsidiaries of AMCI Poseidon Fund. During the term of the Management Agreement, our Manager will not provide any management services to any other entity with respect to product tankers without the prior written approval of the independent members of our board of directors, other than with respect to the four product tankers it currently manages for Alma Maritime, Maas Capital AMCI Poseidon Fund. Pursuant to a restrictive covenant agreement with us, Mr. Molaris will agree to equivalent restrictions on providing management services, directly or indirectly, so long as he is an executive officer or director of our company, an executive officer or director of Empire or owns at least 10% of the outstanding equity interests in Empire, subject to the same conditions and to certain limited exceptions, not to acquire an interest in any product tankers other than through the Company. Alma Maritime has agreed that, in the event of any proposed sale of the product tanker owned thereby, we will have a right of first offer to purchase such vessel. The product tanker owned by an affiliate of Maas Capital is currently employed on a bareboat charter to LR Aldebaran, an affiliate of Stamatis Molaris, until June 2018. LR Aldebaran has a right of first refusal to acquire such vessel pursuant to the terms of such charter if the current owner elects to sell it. LR Aldebaran has agreed to exercise such right of first refusal pursuant to our instructions during the term of the charter. Maas Capital has agreed that, following the term of the charter, we will have a right of first offer with respect to such vessel. The AMCI Poseidon Fund has agreed that, in the event of any proposed sale of the MR built in 2009 that is a sister vessel to certain of the MRs in our Initial Fleet, and the 2011-built LR1, we will have a right of first offer to purchase such vessel.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths, including:

        Experienced Manager and Management Team with Established Track Record.    Our Manager and management team have substantial experience operating in the product tanker sector. Stamatis Molaris, our Chairman and Chief Executive Officer, has over 20 years of experience in the international shipping industry. Mr. Molaris is currently Chief Executive Officer and Chairman of Alma Maritime, an international shipping company which owns a fleet of crude oil and drybulk carriers as well as one product tanker, a position he has held since May 2008, and the founder of our Manager, Empire Navigation, which has developed an experienced management and operational team since being established in 2009. Mr. Molaris formerly was Chief Executive Officer of Quintana Maritime Limited, formerly a NASDAQ-listed drybulk company, Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, following its acquisition of Quintana Maritime Limited, and Chief Financial Officer of Stelmar Shipping Ltd., formerly a NYSE-listed tanker company. Mr. Molaris is supported by Stewart Crawford, who has served as our Chief Financial Officer since our inception. Mr. Crawford is currently Chief Financial Officer of Alma Maritime, a position he has held since February 2010. Previously Mr. Crawford served as Chief Financial Officer of Atlas Maritime Holding Inc., an Athens-based tanker shipping company, from 2008 to February 2010. We believe that their relationships with shipping companies, charterers, shipyards, brokers and commercial lenders, as well as our management team's reputation and track record in building shipping fleets, should provide us with access to attractive acquisition, chartering and vessel financing opportunities.

        Modern Secondhand Fleet.    Our Initial Fleet consists of 10 modern product tankers, consisting of eight MR product tankers and two LR1 product tankers, built at leading shipyards principally in Korea, that we acquired in the secondhand market at a near historically low point in the shipping cycle. The dwt-weighted-average age of our Initial Fleet was 6.7 years as of June 30, 2014, compared to the industry average of 9.2 years for MR tankers greater than 25,000 dwt and 7.0 years for LR1 tankers, according to Drewry. In addition, we plan to further expand our fleet through the purchase of one 2010-built LR1 product tanker and three 2008-built MR product tankers that are subject to memoranda of agreement to acquire, with contractual delivery dates in October 2014. Each of the MR product tankers in our Combined Fleet is capable of carrying chemicals, palm and other vegetable oils and fats, in addition to refined petroleum products, which provides us with the flexibility to secure employment for these vessels with traders and end-users of these varied cargoes. We believe that our vessels provide our customers with efficient and reliable seaborne transportation of refined petroleum products. We believe that owning a modern, well-maintained and versatile fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters.

        Established Counterparties.    The vessels in our Initial Fleet are currently operating under time and bareboat charters with reputable charterers including Trafigura, Daelim and Shell. Empire has successfully completed the required vetting process with a number of other major energy companies, including BHP, BP, Chevron, ConocoPhillips, Exxon, Lukoil, OMV, Repsol, Statoil and Valero and remain in compliance with the standards necessary to enable us to employ our vessels with these companies.

        Stable Cash Flows and Flexibility to Capture Upside.    We have deployed our fleet of product tankers in a manner that provides us with the benefits of stable cash flows and high utilization rates, while preserving some opportunity to profit from the shipping cycle through improving charter rates during stronger charter markets. As of June 30, 2014, the average remaining time and bareboat charter duration for our Combined Fleet of 14 product tankers was 2.3 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our charters, and we believe that the six vessels in our fleet with charters expiring in 2014 and 2015 give us the flexibility to take advantage of any recovery in product tanker charter rates. As of June 30, 2014, these fixed rate charters represented approximately $178.1 million of contracted revenue through June 2019 and contracted employment for 96% and 61% of our anticipated available days for the remainder of 2014 and 2015, respectively. We intend to employ our available vessels principally on multi-year time charters, although we may also elect to deploy vessels under bareboat and spot charters according to our assessment of market conditions.

        Reliable and Efficient Vessel Operations.    We believe that our Manager's experience with the commercial and technical management of vessels and its reputation in the industry as an operator with high safety and quality operating standards will be important to attracting charterers that seek reliable and responsible operators to meet their exacting standards for vessel chartering and day-to-day operations.

        Low Leverage and Financial Flexibility.    After giving effect to this offering and the expected use of proceeds therefrom, we will have an initial leverage ratio, which we define as the ratio of total debt to the book value of our vessels, of approximately        % which is consistent with our current strategy of maintaining a leverage ratio that does not exceed 45% of the book value of our assets. We believe that our capital structure will allow us to pursue accretive vessel acquisitions and explore various ways to maximize shareholder value and grow distributable cash flow and enhance our ability to pay dividends.

Our Business Strategies

        Our strategy is to be a reliable, efficient and responsible provider of seaborne refined petroleum product transportation services and to manage and expand our company in a manner that we believe will enable us to increase our distributable cash flow, enhance our ability to pay dividends and maximize value to our shareholders. We intend to realize these objectives by pursuing the following strategies:

        Focus on Product Tankers.    Our primary focus is the acquisition and operation of medium and large-sized product tanker vessels. We believe it is an opportune time to acquire product tankers, as asset values for product tankers are currently near historical lows. We believe that industry dynamics, such as the relative size of the MR and LR1 orderbooks to the existing fleet and changing geography of oil refinery capacity, create a positive outlook for the product tanker sector. We intend to leverage our Manager's and management's industry experience and customer relationships to identify product tanker investment opportunities that we believe will be accretive to distributable cash flow and enhance our ability to pay dividends.

        Expand Our Fleet Opportunistically by Capitalizing on Attractive Prices.    Vessel values in the product tanker sector are currently near historically low levels. We intend to grow our fleet through selective vessel acquisitions, using a disciplined approach to acquisition opportunities focused on modern secondhand vessels, which we believe currently provide better return characteristics than newbuildings. When evaluating acquisitions, we will consider and analyze, among other things, our expectation of fundamental developments in the product tanker shipping sector, the level of liquidity in the resale and charter market, the cash flow the vessel may generate in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. Although our competitors may also have established relationships with potential charterers and other industry participants, some of which may have greater financial strength and capital resources than we do, we believe that these circumstances present an opportunity for us to grow our fleet by acquiring vessels at favorable prices.

        Optimize Fleet Deployment.    We intend to employ our available vessels principally on multi-year time charters, although we may elect to employ vessels on bareboat or spot charters according to our assessment of market conditions. The vessels in our Initial Fleet are currently employed under time and bareboat charters, which provide us with the benefits of stable cash flows and high utilization rates. We will continue to monitor the product tanker sector and employ our vessels according to our assessment of market conditions, to capture upside opportunities through improving charter rates during stronger charter markets, while using longer-term fixed rate charters to assure a strong base of stable revenue and thereby reduce downside risk.

        Maintain Cost-Competitive, Scalable Operations.    We believe that our arrangements with Empire allow us to closely monitor the quality of our operations and contain operating costs through Empire's provision of commercial, technical and administrative services to us at a cost lower than what could be achieved by performing these functions in-house and at rates that are competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

        Leverage Our Manager's and Management's Experience and Relationships.    We believe that major international commodity companies seek transportation providers that are financially stable and have a reputation for reliability, safety, and high environmental and quality standards. We intend to leverage the operational expertise and customer base of our Manager and of our executive officers and directors, including Stamatis Molaris, in order to further expand these relationships with consistent delivery of superior customer service. We believe these relationships with leading charterers, financing sources and shipping industry participants will facilitate the growth and employment of our fleet.

        Maintain a Strong Balance Sheet through Moderate Use of Leverage.    We intend to use approximately $53.9 million of the net proceeds from this offering to fund a portion of the aggregate purchase price for an LR1 product tanker and the three MR product tankers we have agreed to acquire. Furthermore, we intend to use approximately $89.9 million of the net proceeds from this offering to repay part of the outstanding indebtedness under our existing credit facilities. We will seek to finance any future vessel acquisitions mainly with equity and to a lesser extent with debt, as we currently intend to maintain a moderate level of leverage of no more than 45% of the book value of our vessels, which we believe will enhance our ability to apply a substantial portion of our cash flow to the payment of dividends to our shareholders. Charterers have increasingly favored financially solid vessel owners, and we believe that our expected balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which have also recently displayed a preference for contracting with better capitalized counterparties.

Vessel Acquisitions

        Vessels available for sale are usually marketed through a worldwide network of shipping brokers. While some of these vessels are marketed openly, many vessels are initially marketed to a limited number of shipping companies, including companies with an established and favorable sales and purchase track record. We believe that our management's reputation in the shipping industry and its relationships with a number of shipbrokers, shipowners, commercial banks and shipyards worldwide will provide us with access to these private acquisition opportunities. When making vessel acquisitions, we will rely in particular on the experience of our Chief Executive Officer, Stamatis Molaris, who has completed more than a hundred sale and purchase transactions of product tankers and other vessels over the last twenty years. Nevertheless, some of our competitors, including other independent owners and operators of product tankers, as well as national and independent oil companies, also have established relationships with other vessel owners and potential charterers and have greater financial strength and capital resources than we do, which may limit our ability to take advantage of such opportunities.

Vessel Acquisition Agreements

        Most secondhand vessels are sold under a standardized Memorandum of Agreement, or MOA, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased secondhand vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is normally terminated with respect to the vessel and the vessel's trading certificates are surrendered to its flag state following a change in ownership. When a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter.

        We have entered into memoranda of understanding with unaffiliated third parties to acquire as part of our Expansion Fleet a secondhand LR1 product tanker. We expect to enter into a Share Purchase Agreement, or SPA, setting forth the definitive terms of such acquisition, subject to the satisfaction of customary conditions and completion of this offering. In addition, we have entered into memoranda of agreement to acquire three MR product tankers and related time charters back to the seller. The sellers will be required to provide representations and warranties to us as to the seaworthiness, adequacy and suitability of the vessel for use in the applicable line of business, compliance with the requirements of class and the classification society, absence of liens and encumbrances and transfer of good and marketable title to the vessels. The aggregate purchase price for the vessels in our Expansion Fleet is $113.5 million, of which $7.4 million has been paid as deposits by MR Holding and approximately $4.8 million will be paid with cash held by MR Holding. Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct a historical financial due diligence process when we acquire secondhand vessels. Accordingly, we will not obtain the historical operating data for such vessels from the sellers because that information is not material to our decision to make acquisitions.

Management

        Our management team consists of our Chief Executive Officer, Stamatis Molaris, and our Chief Financial Officer, Stewart Crawford. We currently have no other shore-based personnel. Our management team provides strategic management for our company and also supervises the management of our day-to-day operations by our Manager. We expect that all of our executive officers will allocate a substantial majority of their time to our business. Our arrangements with our Manager and its performance are reviewed by our board of directors.

        All our vessels will receive commercial and technical management services from Empire, other than of FR8 Venture, whose technical management will continue to be performed by Thome Shipmanagement Pte Ltd, except for the LR Mimosa, which is technically managed by Thome Shipmanagement Pte Ltd. Empire was incorporated in July 2008 under the laws of the Republic of The Marshall Islands as a ship management company. In addition to the vessels in our Initial Fleet, Empire currently manages other non-product tanker vessels owned by affiliates of Empire Navigation Inc., as well as two product tankers owned by Alma Maritime and Maas Capital, respectively. Our Manager has established a management and operational team with significant experience in the crude oil product tanker and drybulk sectors of the shipping industry. Stamatis Molaris, our Chairman and Chief Executive Officer, who is the founder and a shareholder of Empire, has a long track record and experience in the seaborne transportation industry.

        We believe that our Manager is committed to (i) providing healthy and safe working conditions, (ii) maintaining a management system for safe and environmentally friendly operating practices, (iii) complying with applicable international laws and regulations and (iv) conducting its business within prevailing business ethics. We believe that our Manager aims to continuously improve its service, and by doing so, its reputation and attractiveness to charterers.

        Our Manager has developed relationships with major charterers, financial institutions and other seaborne transportation industry participants. We believe that our Manager's ability to comply with our customers' ship management standards will help us compete for new charters.

        We will enter into new vessel management agreements at the closing of, or prior to, this offering. Pursuant to the terms of our Management Agreements, our Manager will provide comprehensive management services to our vessels under the supervision of our board of directors. Technical management services will comprise technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing, training and supply provisioning, while commercial management services will include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and collection and insurance. Our Manager may appoint sub-Managers at any time during the term of the agreements to perform the duties of the Manager, subject to our written approval.

        In return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee will be $350 per day for vessels that are deployed on bareboat charters. These fees will increase annually at a rate of 2.0%. In addition, Empire will provide us with accounting, banking, financial and administrative services and we will reimburse Empire for its actual costs in providing such services to us.

        Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of negligence, gross negligence or willful misconduct on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements, except in instances of negligence, gross negligence or willful default on the part of our Manager. Please see "Our Manager and Management Related Agreements—Management Agreements."

Customers

        We will rely on the customer relationships, track record and reputation of our Manager to charter our vessels. We expect our customers will include national, regional, and international companies and our fleet will be employed in time charters, bareboat charters or short-term time charters or voyage charters in the spot market, according to our assessment of market conditions. We believe that our Manager's relationships with the end users of our services will allow us to better satisfy their needs with appropriate vessels. We expect that our Manager's relationships will provide us with access to potential charterers, financing sources and vessel acquisition opportunities. However, we cannot assure you that our Manager will present to us all opportunities of which it becomes aware. Although the Management Agreements restrict the ability of our Manager to provide management services to other product tanker owners and operators, our Manager's interests may diverge from the interests of our shareholders and our Manager may take advantage of such opportunities for its own benefit or the benefit of its other clients.

        Assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We intend generally to seek to charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

        Our Manager will negotiate charters for our vessels using the global network of chartering brokers and industry contacts. These chartering brokers will advise us of the availability of cargo and contracts for any particular vessel. It is customary in the shipping industry for there to be several chartering brokers, including the charterer, involved in any one charter and each party in most cases charges a commission in multiples of 1.25% of the charter hire. We will pay commissions on our existing charters, and expect to pay commissions on charters we enter into in the future, to Carrington Shipping GmbH, or Carrington, a shipbroker associated with an entity controlled by Hans J. Mende, director of AMCI. The negotiation for a vessel's subsequent charter typically begins prior to the completion of the charter being performed in order to avoid any idle time. Based on our current charters, our commissions payable to chartering brokers, including Carrington, are 3.1% on average.

Charters

        Each of the 10 vessels of our Initial Fleet are employed under time and bareboat charters with major charterers including Trafigura, Daelim and Shell. Specifically MR Kentaurus and MR Sirius are employed on time charters with Trafigura, FR8 Venture is employed on a time charter with Sonangol Shipping Angola Luanda Ltd., a subsidiary of Sonangol EP Inc., and MR Pat Brown is employed on a time charter with Stena Weco A/S, all ending in 2014, assuming earliest redelivery. MR Arcturus and MR Canopus are employed on time charters with Shell and ADNOC respectively, both ending in 2015, assuming earliest redelivery. Britto, Hongbo and Lichtenstein are employed on bareboat charters with Daelim, ending in 2019. LR Mimosa is currently operating on a time charter with Panamax International Inc. which ends in January 2016, assuming earliest redelivery.

        Empire, our Manager, will be responsible for the commercial management for our fleet. Our Manager will use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. Our strategy is to employ the available vessels in our fleet, and any additional vessels we acquire, under time charters, but we may also deploy our vessels under bareboat charters, or short-term time charters or voyage charters in the spot market, according to our assessment of market conditions. We believe this will provide us with a mix of stable cash flows and high utilization rates, while preserving the flexibility to capitalize on potentially rising charter rates. We intend to actively monitor charter rates and vessel operating expenses, as well as the cost of laying-up vessels, in order to selectively employ vessels as market conditions may demand.

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  Time charter.  A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays commissions on gross voyage revenues and the vessel operating expenses, which include crew wages, insurance, lubricants, technical maintenance costs, spares and store supplies. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating under voyage charters in the spot market during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future spot charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters.

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  Bareboat charter.  A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel's operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs, and generally assumes all risk of operation. The charterer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during the term of the charter consistent with applicable classification society requirements.

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  Trip time charter.  A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the payment methodology for use of the vessel and the respective financial responsibilities of the charterer and ship-owner for vessel operating expenses as described under time charter and voyage charter.

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  Voyage charter.  A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s). Most of these charters are of a single voyage nature between two specific ports, as product tanker trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any costs associated with any delay at the loading or discharging ports. Voyage charter rates are volatile and fluctuate on a seasonal and year-to-year basis.

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  Spot market charter.  A spot market charter refers to voyage charters, trip time charters and time charters of short duration. We consider as spot charters the following: (i) time charters of less than 12 months, (ii) time charters that include a floor rate and a profit sharing arrangement based on spot rates, (iii) trip time charters and (iv) voyage charters. Spot charter rates are volatile and fluctuate widely on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time and at any given port to transport these cargoes. Spot rates for larger vessels tend to experience more volatility than spot rates for smaller vessels. Vessels operating in the spot market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners are exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance.

Voyage and Operating Expenses

        We will be responsible for all vessel voyage and operating expenses under voyage charters. Under a time charter the charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and garbage fees, agency fees, but excluding charter brokerage commissions. We will be responsible for vessel operating expenses and charter brokerage commissions for vessels on time charters. Under a bareboat charter, the charterer pays the voyage expenses as well as all of the vessel's operating costs. We will be responsible for charter brokerage commissions for vessels on bareboat charters. The table below illustrates the payment responsibilities of the shipowner and charterer under a time, voyage and bareboat charter:

(1)
Includes period charters and time charter trips (or trip charters).

(2)
Single voyages, consecutive voyages and contracts of affreightment (COA).

Off-hire

        Under a time charter, when the vessel is "off-hire," or not available for service, the charterer generally is not required to pay the charter hire rate, and we will be responsible for all costs, including the cost of fuel bunkers unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

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  operational deficiencies;

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  drydocking for repairs, maintenance or inspection;

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  equipment breakdowns;

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  delays due to accidents;

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  crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

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  failure by the vessel owner to maintain the vessel in compliance with its specifications and contractual standards or to man a vessel with the required crew.

        Under time charters, if a vessel is delayed, detained or arrested for more than a specified number of consecutive days due to engine or essential gear breakdown, strikes, labor stoppages, boycotts or blockades, or is requisitioned, or other causes affecting the vessel's schedule, other than grounding, collision or similar causes, the vessel owner typically must charter a substitute vessel and pay any difference in hire cost of the charter for the duration of the substitution. The charterer may also have the right under these circumstances to terminate the charter. Under a bareboat charter, the vessel owner receives the bareboat charter rate, even when the vessel is deemed to be off-hire.

Termination and Suspension

        The vessel owner is generally entitled to withdraw the vessel from service to the charterers if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Under time charters, if a vessel consistently fails to perform to a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the vessel owner is unable to rectify the situation within a reasonable period of time or otherwise reach a mutually acceptable settlement, the charterer has the right to terminate the time charter with respect to that vessel. Under most time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

Competition

        The international seaborne transportation of petroleum products is provided by two main types of operators: fleets owned by independent companies and fleets operated by oil companies (both private and state-owned). Many oil companies and other petroleum products trading companies, the primary charterers of the vessels we own, also operate their own vessels and transport petroleum products for themselves and third-party charterers in direct competition with independent owners and operators.

        We will operate in markets that are highly competitive and that are based primarily on supply and demand. We will compete for charters on the basis of price, vessel location, the size, age, condition and acceptability of the vessel, as well as on our reputation and that of our Manager. The process for obtaining charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. Principal among the factors that are important to our charterers are the quality and suitability of the vessel, its age, technical sophistication, safety record and compliance with IMO standards, as well as the competitiveness of the bid in terms of overall price.

        Ownership of tanker vessels is highly fragmented and we compete primarily with other independent tanker owners and with major oil companies that own and operate their own vessels, as well as with LR1 Panamax, LR2 Aframax and MR2 Handymax and MR1 Handysize independent tanker owners.

        It is likely that we will face substantial competition for charter business from a number of experienced companies. Many of these competitors may have significantly greater financial resources than we do.

Tanker Vetting Process

        The "oil majors", such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc, Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of, crude oil and refined petroleum products worldwide.

        Oil majors are highly selective in their choice of petroleum product tankers and tanker operators. Accordingly, the oil majors have established strict operational and financial standards that they use to pre-qualify, or vet, product tanker operators and vessels prior to entering into charters.

        While oil majors consider and evaluate numerous factors prior to a commercial decision, they rely on certain basic tools that have been developed by the Oil Companies International Marine Forum, or OCIMF. The primary two tools utilized are the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Shelf Assessment program, which is known as TMSA.

        Based upon commercial risk, there are three levels of assessment used by oil majors:

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  A terminal use assessment clears a vessel to call at one of the oil major's terminals;

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  A voyage charter clears the vessel for a single voyage; and

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  A period charter, which also requires a thorough office audit of the vessel's manager, clears the vessel for use for an extended period of time.

        We apply industry standards through the TMSA process. For instance, according to such standards, depending on the duration of the charter, the charterer may do a more thorough audit. Furthermore, there will be additional assessment by an oil major at whose facilities our vessel will discharge if that oil major is not our charterer.

        Our Manager will be responsible for obtaining and maintaining the necessary number of vetting approvals required for vessels in our fleet. Relative to current benchmarking vetting performance data—measuring average number of deficiencies per inspection—produced by INTERTANKO, an association of independent tanker owners and operators of oil and chemical tankers, our Manager has outperformed the INTERTANKO fleet average in the "petroleum" chapter since December 2011.

        We believe our Manager's ability to comply with the oil majors' rigorous and comprehensive standards will allow our vessels to compete effectively for new charters against less qualified or less experienced operators. However, many of our competitors are also able to comply with such standards and may have other competitive advantages, which may limit our ability to take advantage of such opportunities.

Crewing and Employees

        We have two employees, our Chief Executive Officer and our Chief Financial Officer. Our Manager is responsible for the technical management of our fleet and therefore also handles identifying, screening and recruiting, generally through a crewing agent in Piraeus, Greece and Manila, Philippines, the senior officers and all other crew members for our vessels. Our Manager is currently expected to crew our vessels primarily with Filipino officers and seamen. We believe that a homogeneous crew with a high degree of education and training that shares a common language has a number of advantages. We also believe that the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

        The following table presents the number of shore-based personnel employed by our vessel-owning subsidiaries and the number of administrative and commercial management personnel employed by our Manager, on our behalf, as of June 30, 2014.

Shore-based personnel employed by our Manager	41
Seagoing personnel employed by vessel-owning subsidiaries	144
Total	185

        Our seagoing personnel are subject to the minimum wage and standards provisions of the International Transport Workers Federation, an international alliance of transportation industry trade unions representing approximately five million workers worldwide, that sets basic employment standards.

        Our Manager has in place a stringent selection process for our officers and crew members, including interviews, tests and evaluations. All of our senior officers and crew have all licenses and qualifications required by international regulations and applicable shipping conventions.

In-House Inspections

        Our Manager will carry out ship audits and inspections of the ships on a regular basis both at sea and while the vessels are in port. The results of these inspections will result in reports containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, our Manager will create and implement a program of continual maintenance for our vessels and their systems.

Inspection by Classification Societies

        Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of International Association of Classification Standards (IACS) and complies, as appointed, with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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  Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the applicable certificate.

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  Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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  Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel's classification status and constructed notation and other factors, this inspection can often be done afloat with minimal disruption to the vessel's commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a condition of class or recommendation that must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by American Bureau of Shipping and Lloyds

Register. A harmonization of Commonized Structural rules that align with the IMO goals standard that go into force in 2016, was released for industry review and were adopted in winter 2013. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

Properties

        We will own no properties other than our vessels.

        At or prior to the consummation of this offering, we expect to enter into an agreement with our Manager pursuant to which our Manager will provide us with office space and secretarial services at its offices in Athens, Greece. In exchange for these services, personnel and office space described above we will pay our Manager a monthly fee of €            . The agreement will expire in                    . We believe that the rental fees for office space under the agreement are no greater than they would have been with a third party on an arm's length basis.

Legal Proceedings

        We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Environmental and Other Regulation

        Government laws and regulations will significantly affect the ownership and operation of our vessels. We will be subject to various international conventions and laws and regulations in force in the countries in which we expect our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

        A variety of government, quasi-governmental and private organizations will subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry), charterers, and, particularly terminal operators. Some of these entities will require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs, result in the temporary suspension of operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

        We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.

International Maritime Organization

        The IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as the MARPOL Convention or MARPOL. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

        In 2012, the IMO's Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which are expected to enter into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identify new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

        In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS. The amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

  Air Emissions

        In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. Deliberate emissions are not limited to times when the ship is at sea; they can, for example, include emissions occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas known as Emission Control Areas, or ECAs, (see below) to be established where more stringent controls of sulfur emissions are applicable.
        The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By

January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

        Sulfur content standards are even stricter within ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (reduced from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, certain coastal areas of North America and areas of the United States Caribbean Sea are within designated ECAs.

        If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we expect to operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

        As of January 1, 2013, Amended Annex VI of MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. All new ships must utilize the Energy Efficiency Design Index (EEDI), and all ships must develop and implement Ship Energy Efficiency Management Plans (SEEMPs).

        Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

  Safety Management System Requirements

        The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments that pertain to the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life, personal injury and property damage claims against ship owners.

        Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

        The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We will obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates will be renewed as required.

        Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

  Pollution Control and Liability Requirements

        The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the Protocols of 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's personal fault and under the 1992 Protocol where the spill is caused by the shipowner's personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships subject to it to maintain insurance covering the liability of the owner in a sum equivalent to the owner's liability for a single incident. We believe that our protection and indemnity insurance will cover liability under the plan adopted by the IMO.

        The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

        In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry-into-force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry-into-force-date "existing" vessels and delays the installation of a BWMS on such vessels until the first renewal survey following entry into force of the BWM Convention. Mid-ocean ballast exchange would become mandatory upon entry into force of the BWM Convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

        The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

        The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel, as any person owning, operating or chartering by demise, the vessel." Accordingly, both OPA and CERCLA impact our operations.

        Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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  injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

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  injury to, or economic losses resulting from, the destruction of real and personal property;

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  net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

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  loss of subsistence use of natural resources that are injured, destroyed or lost;

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  lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

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  net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

        OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

        CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing such damages, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

        OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We will provide such evidence and receive certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

        OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA also permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

        The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional laws or regulatory initiatives, including the raising of liability caps under OPA. For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management (BOEM) proposed increasing the limits of liability under OPA for offshore facilities from $75 million to $133.65 million and establishing a methodology to periodically adjust such limits for inflation. Compliance with any new requirements under OPA may substantially impact our cost of operations or require us to incur additional expenses.

        Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

        EPA rules adopted under the CWA require that ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters be authorized under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. The owner or operator of a vessel must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The VGP was renewed and amended, effective December 19, 2013, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species entering U.S. waters, includes more stringent requirements for exhaust gas scrubbers, and requires the use of environmentally acceptable lubricants.

        U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and, as of June 21, 2012 establish standards for allowable concentrations of living organisms in ballast water discharged from ships into U.S. waters. The U.S. Coast Guard ballast water standards are consistent with requirements under the 2004 BWM Convention. The

U.S. Coast Guard must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

        Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the U.S. Coast Guard has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

        Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

        In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

        Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. No successor to the Kyoto Protocol was adopted at the December 2010 United Nations Climate Change Conference, but agreements were signed that extended the deadline for deciding whether to extend the Kyoto Protocol and requiring developed countries to raise the level of their emissions reductions while assisting less developed countries to do the same. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. There is pressure to include emissions from shipping in any new treaty. International or multinational bodies or individual countries may adopt climate change regulatory initiatives. The IMO's MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships. Currently operating and new ships are required to develop and implement Ship Energy Efficiency Management Plans, and the design of new ships must meet minimum energy efficiency levels per capacity mile, as outlined in the Energy Efficiency Design Index. These requirements entered into effect in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such requirements or the impact on our operations. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering petitions from the California Attorney General and various environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we expect to operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

        The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

        Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code.

        To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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  on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

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  the development of vessel security plans;

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  ship identification number to be permanently marked on a vessel's hull;

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  a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

  •
  compliance with flag state security certification requirements.

        Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we expect our fleet will be in compliance with applicable security requirements.

Risk of Loss and Liability Insurance

General

        The operation of product tankers includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, labor strikes and acts of God. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel-owners and operators trading in the United States market. While we believe that our expected insurance coverage will be adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery and War Risks Insurance.

        We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, claims arising from collisions with other vessels or from contact with jetties or wharves and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We will also arrange additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, will provide us additional coverage in the event of the total loss or the constructive total loss of a vessel.

  Protection and Indemnity Insurance.

        Protection and indemnity insurance, which will cover our third-party legal liabilities in connection with our shipping activities, will be provided by a mutual protection and indemnity association, or P&I association. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. We expect our protection and indemnity insurance coverage to be unlimited, except for pollution, which will be limited to $1 billion per vessel per incident. Our P&I war risk coverage is under our hull and machinery policies and is limited to the insured value of the applicable vessel covered thereby.

        The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association that is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

MANAGEMENT

Directors and Executive Officers

        Our board of directors and executive officers will oversee and supervise our operations. Subject to this oversight and supervision, the vessels in our fleet will be managed generally by our Manager, under management agreements between the Manager and the individual vessel-owning companies. Please see the section of this prospectus entitled "Our Manager and Management Related Agreements" for additional information about these agreements.

        Our board of directors will be elected annually on a staggered basis, and each director will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director will be as follows: our Class I director will serve for a term expiring at the 2015 annual meeting of shareholders, our Class II directors will serve for a term expiring at the 2016 annual meeting of shareholders, and our Class III directors will serve for a term expiring at the 2017 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

        Our Chairman and Chief Executive Officer, Mr. Stamatis Molaris, our Chief Financial Officer, Mr. Stewart Crawford and certain other executives, will allocate their time between managing our business and affairs, as such officers, and the business and affairs of other businesses they are involved in. The amount of time Mr. Molaris and certain other executives will allocate among our business and the other businesses they are involved in could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of our board of directors.

        Our officers and individuals providing services to us and our current or future subsidiaries may face a conflict regarding the allocation of their time between our business and the business interests of other businesses they are involved in. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof. Certain of our directors and executive officers also serve as executive officers or directors of other businesses, and therefore, these individuals may encounter situations in which their obligations the other businesses and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to the other businesses and us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures.

Directors and Executive Management

        The following provides information about each of our directors, director nominees and executive management. The business address for each director and executive officer is the address of our principal executive office which is located at 88 Vouliagamenis Avenue, Elliniko, 16777 Greece.

Name	Age	Position
Stamatis Molaris	51	Chief Executive Officer, Chairman and Class III Director
Stewart Crawford	40	Chief Financial Officer
Bert Van Druten		Class Director*
Apostolos Kontoyannis		Class Director*
Nimesh N. Patel		Class Director*

*
To be appointed as of the pricing of this offering.

        Biographical information with respect to each of our directors and executive officers is set forth below.

        Stamatis Molaris, age 51, our Chairman, Chief Executive Officer and a Class III director, has served as our director since our inception on May 27, 2014. Mr. Molaris has over 20 years of experience in the international shipping industry. Mr. Molaris is currently Chief Executive Officer and Chairman of Alma Maritime Limited, or Alma Maritime, an international shipping company which owns a fleet of crude oil, clean products and drybulk carriers, a position he has held since May 2008, Mr. Molaris formerly was Chief Executive Officer of Quintana Maritime Limited, formerly a NASDAQ-listed dry bulk company, Chief Executive Officer of Excel Maritime Carriers Ltd., a NYSE-listed drybulk company, following its acquisition of Quintana Maritime Limited, and as Chief Financial Officer of Stelmar Shipping Ltd., formerly a NYSE-listed tanker company. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow.

        Stewart Crawford, age 40, has served as our Chief Financial Officer since our inception on May 27, 2014. Mr. Crawford is currently Chief Financial Officer of Alma Maritime, a position he has held since February 2010. Previously Mr. Crawford served as Chief Financial Officer of Atlas Maritime Holding Inc., an Athens-based tanker shipping company, from 2008 to February 2010. In 2008, he was Vice President of Finance for Excel Maritime Carriers Ltd., a NYSE-listed shipping company, and held the same position with Quintana Maritime Limited, formerly a NASDAQ-listed shipping company, from 2007 until its merger with Excel in 2008. From 2005 until 2007, Mr. Crawford was Finance Director at Globus Maritime Ltd., an Athens-based shipping company, where he assisted in the company's preparation of its listing on the London Stock Exchange's AIM market in 2007. Prior to Globus Maritime Ltd., he served as an audit manager at Ernst & Young from 2001 until 2005, focusing on the shipping industry. Mr. Crawford is a chartered accountant and a member of the Institute of the Chartered Accountants of Scotland and holds a Bachelor of Commerce degree from the University of Edinburgh.

        Bert Van Druten, age    , has been the Head of the Coal & Freight for EDF Trading Limited, a wholly-owned subsidiary of Electricité de France, since November 2004. From 1994 until 2004, Mr. Van Druten held various positions with BHP Billiton and its predecessors, including serving as Head of Energy Coal Marketing and Trading from 2002 to 2004 and Head of Energy Marketing and Trading from 2001 to 2002. Mr. Van Druten has served on the board of directors of EDF Trading Singapore Ltd. since February 2006, of Rail and Barge Logistics B.V. since December 2008, of Maxima Coal PTE. Ltd since October 2007 and of Ekom B.V. since December 2008. Mr. Van Druten holds an undergraduate degree from Rijks University in The Netherlands and a Masters Degree in public administration from The Erasmus University in the Netherlands.

        Apostolos Kontoyannis, age    , has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London since 1987. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis is an independent director of Diana Shipping Inc., the chairman of its compensation committee and a member of its audit committee. He is an independent member of the board of directors of Excel Maritime Carriers Ltd. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.

        Nimesh N. Patel, age    , is a Managing Director of AMCI Capital LLC, a private equity firm focusing on the natural resources industry, which Mr. Patel joined in 2008. Mr. Patel also is a managing director of AMCI Poseidon Fund, our largest shareholder and an affiliate of AMCI Capital LLC. Prior to joining AMCI Capital LLC, Mr. Patel was a Vice President of Great Hill Partners, a private equity firm. Mr. Patel holds an A.B. from Princeton University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Board of Directors and Committees

        As of the pricing of the offering, our board of directors will consist of the directors named above. In keeping with the corporate governance rules of the NASDAQ, from which we have derived our definition for determining whether a director is independent, a majority of our board of directors will be independent members constituting a majority of the board upon the listing of our common stock on the NASDAQ. Under the corporate governance rules of the NASDAQ, a director will not be considered independent unless the board of directors affirmatively determines that the director has no material relationship with us. In making this determination, our board of directors will broadly consider all facts and circumstances the board of directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

        We will establish an audit committee and a nominating and corporate governance committee, each comprised of independent directors, and a compensation committee comprised of non-executive directors. The initial members of the audit committee and the nominating and corporate governance committee will be                . The initial members of the compensation committee will be                 .

        Our audit committee will consist of at least three independent directors. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. We have adopted a related party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of the Company's voting securities, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a transaction with us without the approval of the audit committee. Prior to entering into any transaction involving a related party, the responsible officer or director must notify the chair of the audit committee. After reviewing the terms of the proposed transaction, the chair of the audit committee will either:

  •
  approve the transaction if it is to be entered into in the ordinary course of the Company's business, is for an aggregate amount of $             thousand or less, does not involve a shareholder beneficially owning in excess of 5% of the Company's voting securities (or its controlled affiliates) or a member of such a shareholder's immediate family, and is on terms comparable to those that could reasonably be expected to be obtained in arm's length dealings with an unrelated third party;

  •
  disallow the transaction if it is not in the best interests of the Company;

  •
  recommend that the full audit committee review the transaction in advance; or

  •
  conditionally approve the transaction, subject to ratification by the full audit committee.

        The audit committee will conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and will be required to approve all such transactions.

        Our compensation committee will be responsible for establishing directors and senior executive officers' compensation and benefits, reviewing and making recommendations to the board of directors regarding our compensation policies, and overseeing our 2014 Equity Incentive Plan described below.

        Our nominating and corporate governance committee will be responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

Executive Compensation

        We have not paid any compensation to our executive officers or accrued any obligations with respect to management incentive or retirement benefits prior to this offering.

        At or prior to the completion of this offering we plan to enter into employment agreements with Stamatis Molaris, our Chairman and Chief Executive Officer, and with certain other officers who will provide executive management services. We expect that aggregate annual compensation to members of our executive management will be approximately $            , excluding management share compensation.

        Stamatis Molaris, our Chairman and Chief Executive Officer and certain other officers, will be involved in other business activities which may result in their spending less time than is appropriate or necessary to manage our business successfully. Initially, we expect that each of our executive officers will devote a substantial portion of his business time to the management of the Company. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Compensation of Directors

        Our Chief Executive Officer who also serves as our Chairman will not receive additional compensation for his service as a director. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. Each of our non-employee directors will receive annual cash compensation in the aggregate amount of $            annually, plus an additional fee of $            for each committee on which a director serves plus an additional fee of $            for each committee for which a director serves as Chairman, per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Our officers and directors will be eligible to receive awards under our equity incentive plan which is described below under "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

        Prior to the closing of this offering, we intend to adopt an equity incentive plan, which we refer to as the Plan, under which our directors, officers, employees, consultants and service providers and our subsidiaries and affiliates will be eligible to receive incentive common stock options and non-qualified common stock options, common stock appreciation rights, restricted common stock and unrestricted common stock. We will reserve a total of            shares of common stock for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan will be administered by the compensation committee of our board of directors. We expect to issue a total of             shares of restricted common stock under the Plan to our executive officers following the completion of this offering which will vest in three equal installments on the first, second and third anniversaries, respectively, of the grant date. We also expect to issue            shares of restricted common stock to our independent directors.

        Under the terms of the Plan, common stock options and common stock appreciation rights granted under the Plan will have an exercise price equal to the fair market value of our common stock on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair market value of our common stock on the date of grant. Options and common stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.

        The Plan administrator may grant shares of restricted common stock and awards of restricted common stock subject to vesting, forfeiture and other terms and conditions as determined by the Plan administrator. Following the vesting of a restricted share of common stock, the award recipient will be paid an amount equal to the number of vested restricted shares multiplied by the fair market value of our common stock on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the Plan administrator. The Plan administrator may grant dividend equivalents with respect to grants of restricted common shares.

        Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

        Our board of directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the Plan will expire ten years from the date the Plan is adopted.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information regarding the beneficial owners of more than five percent of our common shares, the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group as of the date of this prospectus, after giving effect to the IPO Formation Transactions. AMCI Poseidon Fund, LP, is offering a portion of the common shares offered hereby. The selling shareholder, and any underwriters, broker/dealers or agents that participate in the distribution of its common shares in this offering, may be deemed to be "underwriters" within the meaning of the Securities Act. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

        For further information regarding material transactions between us and the selling shareholder, see "Certain Relationships and Related Party Transactions."

        Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

        The percentage of beneficial ownership upon consummation of this offering is based on            common shares outstanding immediately after this offering, or             assuming the underwriters' over-allotment is exercised in full, which number is calculated after giving effect to the issuance and sale of            common shares in this offering, or             shares if the underwriter's over-allotment opinion is exercised in full.

	Shares Beneficially Owned Prior to Offering		Shares to be Sold in Offering		Shares Beneficially Owned After Offering(7)
Identity of person or group	Number	Percentage	Number	Percentage	Number	Percentage
5% shareholders
AMCI Poseidon Fund, LP(1)
Maas Capital Investments B.V.(2)
Named executive officers and directors
Stamatis Molaris(3)
Stewart Crawford(4)
Director Nominees
Bert Van Druten(5)
Apostolos Kostoyannis(6)
Nimesh N. Patel
All named executive officers, directors and director nominees as a group ( persons)

(1)
AMCI Poseidon Fund is a Cayman Islands exempted limited partnership, the general partner of which is AMCI Poseidon Fund GP, LP, a Cayman Islands exempted limited partnership. The principals of AMCI Poseidon Fund are Hans J. Mende, Stamatis Molaris, Nimesh Patel and Martijn Kouwenhoven. AMCI Poseidon has its registered office at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(a)
Mr. Mende is a director of AMCI and a Managing Director of AMCI Poseidon Fund. Mr. Mende disclaims beneficial ownership of any our shares beneficially owned by AMCI Poseidon Fund or its affiliates. The address of Mr. Mende is c/o American Metals & Coal, Inc., 20 Dayton Avenue, Greenwich, CT 06830.

  (b)
  See note 3 relating to Mr. Molaris.

  (c)
  Mr. Nimesh Patel is a Managing Director of AMCI Poseidon Fund and AMCI Capital LLC. Mr. Patel disclaims beneficial ownership of any shares owned by AMCI Poseidon Fund or its affiliates. The address of Mr. Patel is c/o American Metals & Coal Inc., 20 Dayton Ave., Greenwich, CT 06830.

  (d)
  Mr. Martijn Kouwenhoven is a Managing Director of AMCI Poseidon Fund and AMCI group. Mr. Kouwenhoven disclaims beneficial ownership of any shares owned by AMCI Poseidon Fund or its affiliates. The address of Mr. Kouwenhoven is c/o American Metals & Coal Inc., 20 Dayton Ave., Greenwich, CT 06830.

(2)
Maas Capital Investments B.V. is a Dutch private limited liability company that is affiliated with ABN AMRO Bank N.V. The address of Maas Capital is Coolsingel 93, 3012 AE Rotterdam, The Netherlands.

(3)
Mr. Molaris is our Chief Executive Officer and Chairman. Mr. Molaris also is a Managing Director of AMCI Poseidon Fund. The address of Mr. Molaris is c/o Empire Navigation Inc. at 88 Vouliagmenis Avenue, 16777 Elliniko, Greece. Mr. Molaris disclaims beneficial ownership of any of our shares beneficially owned by AMCI Poseidon Fund or its affiliates.

(4)
Mr. Crawford is our Chief Financial Officer. The address of Mr. Crawford is c/o Empire Navigation Inc. at 88 Vouliagmenis Avenue, 16777 Elliniko, Greece.

(5)
The address of Mr. Van Druten is c/o Empire Navigation Inc. at 88 Vouliagmenis Avenue, 16777 Elliniko, Greece.

(6)
The address of Mr. Kostoyannis is c/o Empire Navigation Inc. at 88 Vouliagmenis Avenue, 16777 Elliniko, Greece.

(7)
Assumes no exercise of over-allotment option. Upon exercise of the over-allotment option in full, including the sale of shares by the selling shareholder as a result thereof, AMCI Poseidon Fund, LP and Maas Capital Investments B.V. would own            and            of our common shares, respectively, or            % and             % of our common shares outstanding, respectively.

OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS

General

        Our Manager, Empire Navigation Inc., is jointly owned by entities affiliated with Mr. Molaris and Mr. Mende. Empire Navigation currently has been contracted to provide commercial and technical management for each of the vessels comprising our Initial Fleet, except for the technical management of the FR8 Venture, which is performed by Thome Shipmanagement Pte Ltd., under individual vessel management agreements that our applicable subsidiaries have entered into with Empire. Pursuant to existing management agreements between each vessel owning company and our Manager, dated October 10, 2012 for vessels MR Arcturus, MR Canopus, MR Kentaurus, MR Sirius and FR8 Venture, and dated December 12, 2012 for LR Mimosa, the Manager provides, for ten years, commercial and technical management services to the respective vessels (except for FR8 Venture, for which Empire provides commercial management services and technical management services are provided by Thome Shipmanagement Pte Ltd.) for a daily fee of $500 per vessel. Pursuant to these existing management agreements, on the anniversary of each management agreement the daily rate increases by 4%. Pursuant to existing management agreements dated October 16, 2013 for vessels Britto, Hongbo, Lichtenstein, and MR Pat Brown, the Manager provides, for five years, commercial and technical management services to the respective vessels for a daily fee of $750 per vessel, and a daily fee of $350 for vessels on bareboat charter. Pursuant to these existing management agreements, on the anniversary of each management agreement the daily rate increases by 3%.

        At or prior to the completion of this offering, we will terminate the existing vessel management agreements and enter into the Management Agreement described below, pursuant to which Empire will provide us with technical, commercial and administrative services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management. We believe that our business will benefit through access to the expertise and resources of our Manager.

        Capitalized words and expressions used but not defined herein shall have the meanings given to them in the Management Agreements, as applicable. Please see our Management Agreement, a form of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Management Agreements

        Under the Management Agreements we intend to cause each of our vessel-owning subsidiaries to enter into prior to the completion of this offering, Empire will be responsible for providing us with:

  •
  commercial management services, which include chartering the vessels that we own; assisting in our chartering; monitoring various types of charters, such as time charters and voyage charters; monitoring the performance of our vessels; locating, purchasing, financing and negotiating the purchase and sale of our vessels; and finance and accounting functions; and

  •
  technical management services, which include arranging for and managing crews; maintenance; drydocking; repairs; insurance; maintaining regulatory and classification society compliance; and providing technical support; and

  •
  administrative services, which include accounting, banking and financial support, as well as secretarial services

        We also expect that Empire will use its best efforts to provide these services upon our request in a commercially reasonable manner and may provide these services directly to us or, subject to our written approval, subcontract for certain of these services with other entities. Empire will remain responsible for any subcontracted services. We will indemnify our Manager for losses it incurs in connection with providing these services, excluding losses caused by the recklessness, gross negligence or willful misconduct of our

Manager or its employees or agents. Our Manager will indemnify us for our losses caused by its recklessness, gross negligence or willful misconduct.

Reporting Structure

        Our Manager will report to us and our Board of Directors through our executive officers.

Term and Termination Rights

        The management agreements will be for a period of 10 years.

  Our Manager's Termination Rights

        Our Manager may terminate our management agreement prior to the end of its term if:

  •
  any money payable by us is not paid when due or if due on demand, within 90 days following demand by our Manager;

  •
  we default in the performance of any other material obligation under the management agreement and the matter is unresolved within 90 days after we receive written notice of such default from our Manager; or

  •
  there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

        "Continuing directors" means, as of any date of determination, any member of our board of directors who was:

  •
  a member of our board of directors on the date immediately after the closing of this offering; or

  •
  nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

  Our Termination Rights

        In addition to certain standard termination rights, we may terminate our management agreement prior to the end of its term if:

  •
  our Manager defaults in the performance of any material obligation under our management agreement and the matter is not resolved within 90 days after our Manager receives from us written notice of such default;

  •
  any money payable by our Manager to us or third parties under our management agreement is not paid or accounted for within 90 days following written notice by us;

  •
  our Manager is convicted of, enters a plea of guilty or nolo contendre with respect to, or has entered into a plea bargain or settlement admitting guilt for, a crime, which conviction, plea bargain or settlement is demonstrably and materially injurious to us;

  •
  our Manager commits fraud or acts recklessly, or commits an act of willful misconduct that is materially injurious to us;

  •
  Mr. Molaris ceases to own at least two-thirds of his current holdings of equity interests in our Manager; or

  •
  there is a change in control of our Manager after which the current equity owners of our Manager no longer collectively own at least a majority of the outstanding equity interests thereof.

Non-Competition

        During the term of the Management Agreement, Empire has agreed not to provide any management services to any other entity with respect to product tankers without the prior written approval of the independent members of our board of directors, other than with respect to the three product tankers it currently manages for Alma Maritime, Maas Capital and AMCI Poseidon Fund and one product tanker which AMCI Poseidon Fund has contracted to acquire. Pursuant to a non-competition agreement with us, Mr. Molaris will agree to equivalent restrictions on providing management services, directly or indirectly, so long as he is an executive officer or director of our company, an executive officer or director of Empire or owns at least 10% of the outstanding equity interests in Empire. Mr. Molaris also will agree, subject to the same conditions and certain limited exceptions, not to acquire an interest in any product tankers other than through the Company.

Right of First Offer

        Alma Maritime has agreed that, in the event of any proposed sale of the product tanker owned thereby, we will have a right of first offer to purchase such vessel. The product tanker owned by an affiliate of Maas Capital is currently employed on a bareboat charter to LR Aldebaran, an affiliate of Stamatis Molaris, until June 2018. LR Aldebaran has a right of first refusal to acquire such vessel pursuant to the terms of such charter. LR Aldebaran has agreed to exercise such right of first refusal pursuant to our instructions during the term of the charter. Maas Capital has agreed that, following the term of the charter, we will have a right of first offer with respect to such vessel. AMCI Poseidon Fund has agreed that, in the event of any proposed sale of the MR built in 2009 that is a sister vessel to certain of MRs in our Initial Fleet and the LR1 built in 2011 that is a sister vessel to the LR1 in our Expansion Fleet, we will have a right of first offer to purchase such vessel. Prior to engaging in any negotiations regarding the disposition of the applicable vessel, Alma Maritime, AMCI Poseidon Fund, or, after June 2018, Maas Capital, as applicable, will deliver to us a written notice setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and Alma Maritime or Maas Capital, as applicable, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, Alma Maritime or Maas Capital, as applicable, will be able within the next 90 calendar days to sell, transfer or dispose of such vessel to a third party (or agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the seller than those set forth in the written notice to us. Upon receipt of notice of a proposed sale and the opportunity to exercise its right of first refusal, LR Aldebaran will deliver to us a written notice setting forth the material terms and conditions upon which it is permitted to acquire the vessel. During the 30-day period after the delivery of such notice, LR Aldebaran will, upon our instructions, exercise its right of first refusal and permit us to acquire the vessel on the terms permitted thereunder. If we do not exercise such right of first offer within the 30-day period, LR Aldebaran may acquire the vessel for its own behalf or on behalf of a third party or may decline to exercise its right of first refusal without any further obligation to transfer the vessel to the Company during the next 90 calendar days; provided that the terms of any such acquisition by LR Aldebaran are no less favorable to the seller than those set forth in the written notice to us.

Compensation of Our Manager

        In return for providing technical and commercial services, our Manager will receive a fee of $750 per vessel per day commencing upon delivery of a vessel to us. This fee is $350 per day for vessels that are deployed on bareboat charters. There also will be a provision for an annual rate increase of 2% on each anniversary of the relevant agreement. We will also reimburse Empire for its actual costs of providing administrative services under these agreements.

Amendments

        We expect that each of the management agreements may not be amended without the consent of both parties.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

IPO Formation Transaction

        Concurrently with this offering, pursuant to share exchange agreements between us and our shareholders, in a series of transactions, we will acquire, in exchange for                shares of our common stock, all of the outstanding shares of (i) the holding companies which own the vessel-owning subsidiaries for our Initial Fleet (AMCI Products Limited and HSM Products Limited, the latter through the exchange of the shares of Poseidon Product Carriers Limited, an intermediate holding company whose assets are its equity interest in HSM Products Limited), (ii) the holding company which will own the subsidiaries party to the memoranda of agreement to acquire the MR product tankers in our Expansion Fleet (MR Holding), (iii) the company which will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet (LR Holding), (iv) the equity interests in the vessel-owning subsidiaries owning the UACC Shams will be transferred to the AMCI Poseidon Fund and (v) certain companies that have been established to own vessels that we may acquire in the future. We refer to these transactions as the "IPO Formation Transactions." Stamatis Molaris, our Chief Executive Officer and Chairman, his interests in the exchange agreement and the transactions contemplated thereby. Mr. Molaris, is a principal of AMCI Poseidon Fund, beneficially owning approximately 2% of the equity interests thereof.

        Other than the IPO Formation Transactions and the                shares of restricted stock we expect to grant to our officers and directors after this offering, which will vest notably over a three-year period, we have no agreements to issue any shares of our common stock to our directors, executive officers or holders of more than 5% of our capital stock on or prior to the closing of this offering. We expect to grant such restricted shares pursuant to an equity incentive plan that we intend to adopt prior to the closing of this offering. Please see "Management—Equity Incentive Plan."

Pre-IPO Dividend

        As part of the IPO Formation Transactions, prior to the contribution of the equity interests in the entities that directly or indirectly own the acquisition agreements and vessels comprising our Combined Fleet, HSM Products Limited and AMCI Products Limited will pay dividends to their existing shareholders aggregating approximately $16.0 million, which amount is substantially equal to their existing cash on hand.

Management Related Agreements

        Empire currently has been contracted to provide commercial and technical management of the vessels comprising our Initial Fleet, under individual vessel management agreements that our applicable subsidiaries have entered into with Empire, other than of FR8 Venture, whose technical management is provided by Thome Shipmanagement Ltd. Prior to the completion of this offering, we intend to terminate the existing vessel management agreements and enter into new Management Agreements, pursuant to which Empire will provide us with technical and commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management. Our Manager is jointly owned by entities affiliated with Mr. Molaris and Mr. Mende. For a description of our management agreements, please read the section entitled "Our Manager and Management Related Agreements."

        In addition, pursuant to these agreements our Manager will provide us with various accounting, banking, financial and administrative services and we will reimburse Empire for its actual costs in providing such services to us. In addition, our Manager will provide us with office space at its offices in Athens, Greece for a monthly fee of €        .

Ashore Services Agreement

        On October 10, 2012, HSM entered into a ship management ashore services agreement with Empire. In accordance with the agreement, Empire receives a fixed annual fee of $600,000 (payable in monthly installments) in consideration of various services to be provided by Empire to HSM, in relation to logistics, banking, financial and administrative transactions. Prior to the completion of this offering, we intend to terminate this agreement.

Chartering Commissions

        Carrington provides the Company with brokerage services under vessel charter party agreements that we enter into. In exchange for its services, Carrington receives a commission of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel. Carrington is controlled by a holding company associated with Mr. Hans J. Mende, a director of AMCI, which is the sponsor of AMCI Poseidon Fund, one of our shareholders.

Loan Facility/ Interest Rate Cap Derivative Instrument

        Maas Capital Investments B.V., one of our shareholders, is an affiliate of ABN AMRO, a lender under the Company's CA-CIB facility and the counterparty under our interest rate cap derivative instrument.

Registration Rights Agreement

        We intend to enter into a registration rights agreement prior to the completion of this offering with Maas Capital and AMCI Poseidon Fund, our existing stockholders, pursuant to which we will grant each of them and certain of their respective transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which these existing stockholders will be a party, to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, beginning 180 days after this offering these stockholders and certain of their respective transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

Review, Approval or Ratification of Transactions with Related Parties

        We have adopted a related party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of the Company's voting securities, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a transaction with us without the approval of the audit committee. Prior to entering into any transaction involving a related party, the responsible officer or director must notify the chair of the audit committee. After reviewing the terms of the proposed transaction, the chair of the audit committee will either:

  •
  approve the transaction if it is to be entered into in the ordinary course of the Company's business, is for an aggregate amount of $        or less, does not involve a shareholder beneficially owning in excess of 5% of the Company's voting securities (or its controlled affiliates) or a member of such a shareholder's immediate family, and is on terms comparable to those that could reasonably be expected to be obtained in arm's length dealings with an unrelated third party;

  •
  disallow the transaction if it is not in the best interests of the Company;

  •
  recommend that the full audit committee review the transaction in advance; or

  •
  conditionally approve the transaction, subject to ratification by the full audit committee.

        The audit committee will conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and will be required to approve all such transactions. See "Management—Board of Directors and Committees."

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity relating to the business of chartering, rechartering or operating tankers, drybulk carriers or other vessels or any other lawful act or activity customarily conducted in conjunction with shipping, and any other lawful act or activity approved by our board of directors. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders, except that our board of directors may impose such limitations on holders of shares of preferred stock.

Authorized Capital Stock

        Under our amended and restated articles of incorporation our authorized capital stock consists of      common shares, par value $0.01 per share, of which          shares are issued and outstanding, and      preferred shares, par value $0.01 per share, of which no shares are issued and outstanding. Following the completion of this offering, we expect to have          shares issued and outstanding, or          shares assuming the underwriters' over-allotment is exercised in full.

  Common Shares

        Each outstanding common share entitles the holder to one vote with respect to all matters for which such holder is entitled to vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

  Preferred Shares

        Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

  •
  the voting rights, if any, of the holders of the series.

Registrar and Transfer Agent

        The registrar and transfer agent for our common shares is      .

Listing

        We have applied to list our common stock on the NASDAQ Global Select Market under the symbol " ."

Directors

        Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

        Our amended and restated articles of incorporation require our board of directors to consist of at least three members. Upon the completion of this offering, our board of directors will consist of five members. Our amended and restated bylaws may be amended by the board of directors.

        Directors are elected annually on a staggered basis, and, except for our current directors who have been placed into a class that expires in less than three years, each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

        Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings of shareholders may be called at any time by our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least a majority of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting; provided, however, (i) at any meeting of shareholders at which the holders of any class of stock are entitled to vote separately as a class, the holders of a majority of the total outstanding shares of such class, present in person or represented by proxy, shall constitute a quorum for purposes of such class vote, and (ii) if a meeting of shareholders is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the meeting shareholders of record holding at least forty-percent (40%) of the total voting rights of our total issued and outstanding shares present either in person or by proxy shall constitute a quorum.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations and the sale of all or substantially all of our assets not made in the usual or regular course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.

        In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time of bringing the action and at the time of the transaction to which the action relates, or that his shares devolved upon him by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for certain breaches of directors' fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by law. Our bylaws provide that we must indemnify our directors and officers in connection with their position as such, to the fullest extent authorized by law except (i) for any breach of directors' duty of loyalty to us or our shareholders, (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of Our Amended and Restated Articles of Incorporation and Bylaws

        Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

  Blank Check Preferred Stock

        Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to      shares of blank check

preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

  Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

  Limited Actions by Shareholders

        Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our bylaws provide that, unless otherwise prescribed by law, only our board of directors, may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

  Advance Notice Requirements for Shareholder Proposals and Director Nominations

        Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

  Classified Board of Directors

        As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third-party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

  •
  any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

  •
  any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

        Subject to certain exceptions, a business combination includes, among other things:

  •
  certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

  •
  certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

  •
  any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

  •
  any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

        These provisions of our articles of incorporation do not apply to a business combination if:

  •
  before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

  •
  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

  •
  at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

  •
  the shareholder was or became an interested shareholder prior to the closing of this initial public offering;

  •
  a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

  •
  the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

  (i)
  a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

  (ii)
  a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

  (iii)
  a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon the completion of this offering, there will be      shares of common stock outstanding (or      shares if the underwriters exercise their option to purchase additional shares in full),      and      of which will be owned by AMCI Poseidon Fund and Maas Capital and their affiliates, respectively. The sale of these shares could have an adverse impact on the price of our common stock or on any trading market that may develop.

        The common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any shares of common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the class of securities outstanding; or

  •
  the average weekly reported trading volume of the common stock for the four calendar weeks prior to the sale.

        Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of common stock for at least six months, would be entitled to sell those shares under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

        Neither the BCA nor our articles of incorporation nor our bylaws restrict the number of shares of common stock that we may issue without a vote of the shareholders. Any issuance of additional shares of common stock or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the dividends to and market price of, shares of common stock then outstanding.

        In certain circumstances, our existing shareholders have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any shares that they hold if an exemption from the registration requirements is not otherwise available. These registration rights may allow such persons holding any shares to require registration of any of these shares and to include any of these shares in a registration by us of other shares, including shares offered by us or by any shareholder. In connection with any registration of this kind, we will indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any applicable underwriting discounts and commissions. Except as described below, our affiliates may sell their shares in private transactions at any time, subject to compliance with applicable laws.

        We, all of our directors and executive officers and the holders of all of our outstanding stock and stock options, including the selling shareholder, have agreed, subject to certain exceptions, not to sell any shares of our common stock for a period of 180 days from the date of this prospectus. Please read "Underwriters" for a description of these lock-up provisions.

        The restrictions described in the immediately preceding paragraph are subject to certain exceptions. See "Underwriters."

        As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale(1)	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days from date of prospectus(2)		Lock-up released; shares eligible for sale subject to compliance with Rule 144

(1)
Excludes an aggregate of          restricted shares that we expect to issue to our executive officers and          restricted shares that we expect to issue to our independent directors pursuant to the          Equity Incentive Plan following the closing of this offering.

(2)
Assumes that the lock-up period will not be waived in accordance with the terms of the lock-up agreement.

        Prior to this offering, there has been no public market for our shares of common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our shares in the public market, including shares issued under any employee share option or employee share award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our shares of common stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be applied and construed to make the laws of Marshall Islands, with respect to the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, and the non-statutory law of the State of Delaware and of those other states of the United States with substantially similar legislative provisions is adopted as the law of the Marshall Islands, there have been few court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.
Notice:	Notice:

•

Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail, telegraph, cablegram, telex or teleprinter not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Marshall Islands	Delaware
Shareholders' Voting Rights

Any action required to be taken, or which may be taken, by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.
Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Any shareholder entitled to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.
For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board of directors under the specific provisions of a bylaw.
Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors. No decrease in the number of directors may shorten the term of any incumbent director.
Dissenter's Rights of Appraisal

Shareholders have a right to dissent from certain plans of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares, subject to limited exceptions including, in relation to agreements of merger or consolidation if the relevant shares are either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.
Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Marshall Islands	Delaware
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters or abolishes any provision or right in respect of the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.
In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

In an action in the Marshall Islands, a complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Such action in the Marshall Islands shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.
In an action in the Marshall Islands, attorneys' fees may be awarded if the action is successful.

In an action in the Marshall Islands, a corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less.

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partners or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who purchase shares of our common stock in connection with this offering and hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

        The following is the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

        Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Republic of the Marshall Islands law you will not be subject to Republic of the Marshall Islands taxation or withholding on distributions we make to you as a shareholder. In addition, you will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common stock.

        EACH PROSPECTIVE SHAREHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF SHARE OWNERSHIP IN HIS PARTICULAR CIRCUMSTANCES. FURTHER, IT IS THE RESPONSIBILITY OF EACH SHAREHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL INCOME TAX RETURNS, WHICH THE SHAREHOLDER IS REQUIRED TO FILE.

United States Federal Income Tax Considerations

        In the opinion of Morgan, Lewis & Bockius LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S Holders, each as defined below, of shares of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

  Taxation of Operating Income: In General

        Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

        Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

        In the absence of exemption from tax under Section 883 of the Code, we anticipate that our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

  Exemption of Operating Income from U.S. Federal Income Taxation

        Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

  (1)
  we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as United States corporations; and

  (2)
  either:

  (i)
  more than 50% of the value of our outstanding stock is owned, directly or indirectly, by "qualified shareholders," as described in more detail below, which standard we refer to as the "50% Ownership Test," or

  (ii)
  our stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to United States corporations or in the United States, which standard we refer to as the "Publicly-Traded Test."

        The Marshall Islands, the jurisdiction where we are incorporated, grant an "equivalent exemption" to United States corporations. We anticipate that any of our shipholding subsidiaries will be incorporated in a jurisdiction that provides an "equivalent exemption" to United States corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

        In order for us to satisfy the 50% Ownership Test, more than 50% of the value of our outstanding stock would have to be owned, directly or indirectly, by one or more "qualified shareholders." Qualified shareholders include (i) individuals who are "residents" of a "qualified foreign country," which is a foreign country that grants an "equivalent exemption" from taxation of shipping income to United States corporations, (ii) certain publicly-traded corporations organized in a qualified foreign country, (iii) the government of a qualified foreign country and (iv) certain charitable organizations organized in a qualified foreign country.

        In addition, we would have to substantiate our ownership by such "qualified shareholders" by obtaining ownership statements from each such qualified shareholder and each intermediary entity between ourselves and such qualified shareholder in the chain of ownership. Such statements would be required to be signed under penalties of perjury and meet certain other requirements specified under applicable Treasury Regulations. These substantiation requirements are onerous and we may be unable to satisfy them. As a result, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

        The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After this offering, shares of our common stock will be "primarily traded" on the NASDAQ Global Select Market.

        Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, after this offering, all our common shares will be listed on the NASDAQ Global Select Market, we expect to satisfy the listing threshold.

        It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the 5 Percent Override Rule.

        For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

        In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

        We anticipate that after the offering is completed, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the common shares were to own 50% or more of our outstanding common shares on more than half the days of the taxable year.

        Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

  Taxation in Absence of Exemption

        To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

        To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

        Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  (i)
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  (ii)
  substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).

        We do not anticipate that we will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

  United States Federal Income Taxation of Gain on Sale of Vessels

        If we qualify for exemption from tax under Section 883 of the Code in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883 of the Code. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 of the Code and assuming that any decision on a vessel sale is made from and attributable to our U.S. office, as we believe is likely to be the case as we are currently structured, then any gain derived from the sale of any such vessel will be treated as derived from U.S. sources and subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income tax regime.

  United States Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you are encouraged to consult your tax advisor.

  Distributions

        Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his shares of our common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the shares of common stock are readily tradable on an established securities market in the United States (such as the NASDAQ on which we have applied to list our common stock); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the shares of common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the shares of common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.

        Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such shares of common stock will be treated as long-term capital loss to the extent of such dividend.

  Sale, Exchange or Other Disposition of Common Stock

        Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. A U.S. Holder's tax basis in our common stock generally will equal the U.S. Holder's acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

  PFIC Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares of our common stock, either:

  (i)
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

  (ii)
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

        For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        We may hold, directly or indirectly, interests in other entities that are PFICs, or Subsidiary PFICs. If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

        In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute "passive income" and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision, Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the "foreign sales corporation" rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated

that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS's statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would disagree with the Tidewater decision. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position. However, if the principles of the Tidewater decision were applicable to our time charters, or our new build deposits were treated as assets producing passive income, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

        We do not believe that we will be a PFIC for 2014. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should this belief turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2014. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2014 or a subsequent year. In addition, although we do not believe that we will be a PFIC for 2014, we may choose to operate our business in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2014 or any future taxable year.

        As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

  Taxation of U.S. Holders Making a Timely QEF Election

        If we were to be treated as a PFIC for any taxable year and a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the shares of our common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

  Taxation of U.S. Holders Not Making a Timely QEF Election

        Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds shares of our common stock and during which we are treated as PFIC, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

  (i)
  the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders' aggregate holding period for the shares of our common stock;

  (ii)
  the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

  (iii)
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        Non-Electing Holders may be subject to IRS filing requirements with respect to their ownership of shares in a PFIC. These adverse tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

  U.S. Federal Income Taxation of Non-U.S. Holders

        A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

  Dividends on Common Stock

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

  Sale, Exchange or Other Disposition of Common

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  (i)
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

  (ii)
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the shares of our common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

  Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

  (i)
  fail to provide an accurate taxpayer identification number;

  (ii)
  are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

  (iii)
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you sell your shares of common stock through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares of common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares of common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

        Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

        Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain United States entities and Non-U.S. Holders) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a United States entity or Non-U.S. Holder) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
NASDAQ listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent fees and other
Miscellaneous

Total	$

        All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the NASDAQ listing fee.

 UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Total:

        The underwriters and the representative are collectively referred to as the "underwriters" and the "representative," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

        We and the selling shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      and       additional shares of common stock, respectively, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional      shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We will apply to list our common stock on the NASDAQ Global Select Market under the trading symbol "      ".

        We and all directors and officers and the holders of all of our outstanding stock, including the selling shareholder, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares to the underwriters; or

  •
  the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions.

        Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        Solebury Capital LLC ("Solebury"), a FINRA member, is acting as our financial advisor in connection with the offering. We expect to pay Solebury, upon the successful completion of this offering, $            for its services, and, in our discretion, may pay Solebury an additional incentive fee of up to $            , in each case based on an assumed initial public offering price of $            per share, which is the mid-point of the range on the cover of this prospectus, and the number of shares of common stock we are offering. We have also agreed to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $25,000. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling shareholder and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

        No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

        This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

        This offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

        This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

        Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

          (a)   a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

          shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

              (i)  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

             (ii)  where no consideration is given for the transfer; or

            (iii)  where the transfer is by operation of law.

Switzerland

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

        Each underwriter has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        Certain legal matters with respect to United States Federal and New York law in connection with this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. The validity of the common shares and certain legal matters as to Marshall Islands law will be passed on for us by Watson, Farley & Williams LLP. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

 EXPERTS

        The consolidated financial statements of HSM Products Limited as of December 31, 2013 and 2012 and for the year ended December 31, 2013 and for the period from September 10, 2012 (date of inception) to December 31, 2012, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The combined financial statements of Poseidon Product Tankers as of December 31, 2013 and for the period from September 4, 2013 to December 31, 2013, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The balance sheet of Product Shipping Limited as of May 27, 2014 (date of inception) included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

        The sections in this prospectus entitled "Prospectus Summary—International Product Tanker Industry Trends," and "The International Product Tanker Industry" have been reviewed by Drewry Maritime Research, Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, United Kingdom, which has confirmed to us that such sections accurately describe the international product tanker industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 regarding the common shares offered hereby. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Commission's web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

        Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the Commission annual reports on Form 20-F within four months of our fiscal year-end, and provide to the Commission other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the Commission or obtained from the Commission's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Commission.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.

 SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        We are a Marshall Islands corporation and our executive office is located outside of the United States in Athens, Greece. The Marshall Islands has a less developed body of securities laws as compared to the United States and may provide protections for investors to a significantly lesser extent.

        Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries' assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

        In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

GLOSSARY OF SHIPPING TERMS

        The following are definitions of certain terms that are commonly used in the shipping industry.

        Address Commission.    Address commissions are a discount provided directly to a charterer of a vessel based on a fixed percentage of the agreed upon charter or freight rate.

        Aframax tanker.    A tanker ranging in size from 85,000 dwt to 120,000 dwt.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Ballast.    A voyage during which the vessel is not laden with cargo.

        Bareboat charter.    A charter of a vessel under which the vessel-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating costs, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

        Bunkers.    Fuel oil used to operate a vessel's engines, generators and boilers.

        CERCLA.    Comprehensive Environmental Response, Compensation and Liability Act.

        Charter.    The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

        Charterer.    The party that hires a vessel pursuant to a charter.

        Charterhire.    Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

        Charter rate.    The amount of money agreed between the charterer and the vessel-owner accrued on a daily or monthly basis that is used to calculate the vessel's charterhire.

        Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

        Clean petroleum products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

        Contract of Affreightment.    A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

        CVE Income.    Allowance paid by charterers to owners in respect of communications, victualing and entertainment costs for crew.

        Deadweight ton or "dwt."    A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight necessary to submerge the vessel to its maximum permitted draft.

        Dirty petroleum products.    Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

        Double-hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

        Draft.    Vertical distance between the waterline and the bottom of the vessel's keel.

        Drydocking.    The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

        Gross ton.    A unit of weight equal to 2,240 pounds.

        Handymax (also known as MR or Medium Range) tanker.    A tanker ranging in size from 25,000 dwt to 59,999 dwt.

        Handysize (also known as SR or Small Range) tanker.    A tanker ranging in size from 10,000 dwt to 24,999 dwt.

        Hull.    Shell or body of a vessel.

        IMO.    International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

        ISM Code.    International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel-owners to obtain a safety management certification for each vessel they manage.

        ISPS Code.    International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to vessels and ports.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

        LR Product Tanker.    A vessel ranging from 60,000 dwt to 79,999 dwt and classed for petroleum or IMO 3 cargoes (e.g. vegetable oils, caustic soda, or liquid fertilizer).

        Metric ton.    A unit of weight equal to 1,000 kilograms.

        MR Product Tanker.    A vessel ranging from 25,000 dwt to 59,999 dwt and classed for petroleum or IMO 3 cargoes (e.g. vegetable oils, caustic soda, or liquid fertilizer).

        Newbuilding.    A new vessel under construction or just completed.

        Off-hire.    The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

        OPA.    Oil Pollution Act of 1990 of the United States (as amended).

        Panamax tanker.    A tanker ranging in size from 60,000 dwt to 85,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

        Period charter.    A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

        Product tanker.    A tanker designed for the carriage of refined petroleum products whose cargo tanks are usually coated with epoxy-based paint to facilitate the cleaning of the tanker between the carriage of different cargoes and to prevent product contamination and hull corrosion. A product tanker typically has multiple cargo tanks capable of handling different cargoes simultaneously. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

        Protection and indemnity (or P&I) insurance.    Insurance obtained through mutual associations (called "Clubs") formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

        Refined petroleum products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

        Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

        Single-hull.    A hull construction design in which a vessel has only one hull.

        Sister ship.    Vessels of the same type and specification.

        SOLAS.    The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

        Special survey.    An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

        Spot charter.    A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

        Spot market.    The market for the immediate chartering of a vessel, usually for single voyage.

        Strict liability.    Liability that is imposed without regard to fault.

        Suezmax tanker.    Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

        Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquid gas.

        Time charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The vessel-owner pays all vessel operating costs such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, except for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

        Time charter equivalent (TCE) rates.    Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

        Trip time charter.    A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and vessel-owner as described under time charter and voyage charter.

        Ton.    See "Metric ton."

        Ultra Large Crude Carrier (ULCC).    A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 350,000 dwt.

        Very Large Crude Carrier (VLCC).    A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 300,000 dwt.

        Vessel operating costs.    The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating costs exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the vessel-owner pays vessel operating costs. For a bareboat charter, the charterer pays vessel operating costs.

        Voyage charter.    A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

        Voyage expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements for HSM Products Limited
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets at December 31, 2013 and December 31, 2012	F-5
Consolidated Statements of Operations for the year ended December 31, 2013, and for the period from September 10, 2012 (date of inception) to December 31, 2012	F-6
Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2013, and for the period from September 10, 2012 (date of inception) to December 31, 2012	F-7
Consolidated Statements of Cash Flows for the year ended December 31, 2013, and for the period from September 10, 2012 (date of inception) to December 31, 2012	F-8
Notes to the Consolidated Financial Statements	F-9
Condensed Consolidated Balance Sheets at June 30, 2014 (unaudited) and December 31, 2013	F-31
Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2014 and 2013 (unaudited)	F-32
Condensed Consolidated Statements of Changes in Shareholders' Equity for the six month periods ended June 30, 2014 and 2013 (unaudited)	F-33
Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2014 and 2013 (unaudited)	F-34
Notes to the Condensed Consolidated Financial Statements (unaudited)	F-35
Combined Financial Statements for Poseidon Product Tankers
Report of Independent Registered Public Accounting Firm	F-57
Combined Balance Sheet at December 31, 2013	F-58
Combined Statement of Operations for the period from September 4, 2013 to December 31, 2013	F-59
Combined Statement of Changes in Parent Net Investment for the period from September 4, 2013 to December 31, 2013	F-60
Combined Statement of Cash Flows for the period from September 4, 2013 to December 31, 2013	F-61
Notes to the Combined Financial Statements	F-63
Condensed Combined Balance Sheet at June 30, 2014 (unaudited) and December 31, 2013	F-88
Condensed Combined Statement of Operations for the six month period ended June 30, 2014 (unaudited)	F-89
Condensed Combined Statement of Changes in Parent Net Investment for the six month period ended June 30, 2014 (unaudited)	F-90
Condensed Combined Statement of Cash Flows for the six month period ended June 30, 2014 (unaudited)	F-91
Notes to the Condensed Combined Financial Statements (unaudited)	F-92

Consolidated Financial Statements for HSM Products Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of HSM Products Limited

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of HSM Products Limited and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2013 and the period from September 10, 2012 (date of inception) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
June 4, 2014

HSM Products Limited

Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars, except share data)

		December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	3	$2,933,485	$2,514,796
Restricted cash	3	2,201,375	457,956
Due from charterers	4	880,376	720,717
Inventories	6	751,337	1,114,258
Related party receivables	8	736,315	1,556,169
Prepaid expenses and other current assets		285,469	556,541

Total current assets		7,788,357	6,920,437

Non-current assets:
Restricted cash	3	3,802,892	3,037,200
Vessels, net	5	121,109,657	144,364,394
Deferred financing costs, net		62,023	—
Financial instruments	17	666,939	—

Total non-current assets		125,641,511	147,401,594

Total assets		$133,429,868	$154,322,031

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	7	$10,814,667	$3,205,000
Accounts payable	10	2,887,396	4,684,637
Unearned charter revenue		708,226	652,914
Related party payables	8	65,078	69,748
Accrued expenses	9	963,696	795,412

Total current liabilities		15,439,063	9,407,711

Non-current liabilities:
Long-term debt, net of unamortized debt discount of $7,029,800 and $11,203,380 at December 31, 2013 and 2012, respectively	7	99,608,971	128,029,119

Total non-current liabilities		99,608,971	128,029,119

Total liabilities		115,048,034	137,436,830

Commitments and contingencies	14
Shareholders' equity:
Common stock, no par value, 500 shares authorized, issued and outstanding as at December 31, 2013 and 2012		—	—
Additional paid-in capital		30,138,584	20,483,475
Accumulated deficit		(11,756,750)	(3,598,274)

Total shareholders' equity	11	18,381,834	16,885,201

Total liabilities and shareholders' equity		$133,429,868	$154,322,031

The accompanying notes are an integral part of these consolidated financial statements.

HSM Products Limited

Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars)

		Year ended December 31, 2013	For the period from September 10, 2012 (date of inception) to December 31, 2012
Revenues, net		$47,433,801	$6,225,970
Operating expenses:
Vessels operating expenses	15	19,997,306	4,486,434
Voyage expenses—related parties	8	590,537	68,130
Voyage expenses	15	19,433,473	1,535,807
Management fees—related parties	8	1,287,140	256,000
General and administrative expenses—related parties	8	600,000	150,000
General and administrative expenses		151,806	591,957
Drydocking costs		3,254,157	249,377
Vessels depreciation	5	6,027,103	1,269,000
Gain on sale of vessel	5	(2,701,239)	—

Total expenses		48,640,283	8,606,705

Operating loss		$(1,206,482)	$(2,380,735)

Other (expenses) / income:
Interest expense and finance costs	16	(7,077,734)	(1,246,294)
Interest income		6,979	4,431
Other, net		86,822	24,324
Change in fair value of financial instruments		31,939	—

Total other expenses		(6,951,994)	(1,217,539)

Net loss		$(8,158,476)	$(3,598,274)

Net loss per share, basic and diluted		$(16,317)	$(7,197)
Weighted average common shares, basic and diluted		500	500

The accompanying notes are an integral part of these consolidated financial statements.

HSM Products Limited

Consolidated Statements of Changes in Shareholders' Equity

(All amounts expressed in U.S. Dollars, except share data)

		Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 10, 2012 (date of inception)		—	$—	$—	$—	$—

Issuance of common stock	11	500	—	—	—	—
Shareholders' Contributions	11	—	—	20,008,118	—	20,008,118
Non cash Shareholders' Contribution	5	—	—	475,357	—	475,357
Net loss		—	—	—	(3,598,274)	(3,598,274)

Balance at December 31, 2012		500	$—	$20,483,475	$(3,598,274)	$16,885,201

Shareholders' contributions	11	—	—	9,655,109	—	9,655,109
Net Loss		—	—	—	(8,158,476)	(8,158,476)

Balance at December 31, 2013		500	$—	$30,138,584	$(11,756,750)	$18,381,834

The accompanying notes are an integral part of these consolidated financial statements

HSM Products Limited

Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

		Year ended December 31, 2013	For the period from September 10, 2012 (date of inception) to December 31, 2012
Cash flows from operating activities:
Net loss		$(8,158,476)	$(3,598,274)
Adjustments to reconcile loss to net cash provided by operating activities:
Vessels depreciation	5	6,027,103	1,269,000
Amortization of deferred financing costs		6,054	—
Gain on sale of vessel	5	(2,701,239)	—
Amortization of Loan discount	16	3,654,870	590,244
Change in fair value of financial instruments	17	(31,939)	—
(Increase) / decrease in:
Due from charterers		(159,659)	(720,717)
Related party receivables		819,854	(1,556,169)
Prepaid expenses and other current assets		271,072	(287,447)
Inventories		362,921	170,291
Increase / (decrease) in:
Accounts payable		93,586	2,290,372
Unearned charter revenue		55,312	93,094
Related party payables		(4,670)	69,748
Accrued expenses		168,284	780,384

Net cash provided by / (used in) operating activities		$403,073	$(899,474)

Cash flows from investing activities:
Acquisition of vessels	5	(1,394,927)	(1,098,692)
Net proceeds from sale of vessel	5	20,682,973	—
Decrease/ (Increase) of Restricted cash	3	(2,509,111)	(3,495,156)

Net cash provided by / (used in) investing activities		$16,778,935	$(4,593,848)

Cash flows from financing activities:
Repayment of long-term debt	7	(24,465,352)	(13,250,000)
Payment of financing costs		(68,076)	—
Advance from Creditor		—	1,250,000
Payment to creditor		(1,250,000)	—
Acquisition of financial instruments	17	(635,000)	—
Shareholders' contributions	11	9,655,109	20,008,118

Net cash (used in) / provided by financing activities		$(16,763,319)	$8,008,118

Net increase / (decrease) in cash and cash equivalents		418,689	2,514,796
Cash and cash equivalents at beginning of period		2,514,796	—

Cash and cash equivalents at end of period		$2,933,485	$2,514,796

Supplemental disclosure of cash flow information:
Interest cost paid		$2,931,014	$—
Non-cash investing activities:
Vessel acquisition (Note 5)		—	$14,500,673
Vessel consideration payable (Note 5)		—	$640,827
Non-cash financing activities:
Debt assumed in connection with a vessel acquisition (Note 5)		—	$14,500,673
Initial acquisition of vessel and assumed debt (Note 5)

The accompanying notes are an integral part of these consolidated financial statements

HSM Products Limited

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business

        HSM Products Limited ("HSM") is an international shipping company that was incorporated in the Republic of the Marshall Islands on September 10, 2012 (date of inception). HSM and its subsidiaries (collectively, the "Company") were formed for the purpose of acquiring and operating a fleet of modern product tankers that provide seaborne transportation of refined petroleum products. HSM deploys its vessels predominately under time and voyage charters.

        On October 10, 2012, HSM concluded the acquisition of six product tankers from an unrelated third party and on December 12, 2012, the Company purchased a seventh product tanker from the same unrelated third party (see Note 5).

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        On September 16, 2013, two shareholders of HSM sold their combined 53.4% shareholder interest in HSM to a related third party. The sale of 53.4% did not result in a new basis for HSM, as there was no change of control due to a shareholder agreement that requires key voting decisions to be approved by 67% of all shareholders. Therefore, HSM is prepared on a historical basis. The historical financial statements reflect the consolidated financial position as of December 31, 2013 and 2012 and the consolidated results of operations and cash flows for the periods from September 10, 2012 (date of inception) to December 31, 2012, and for the year ended December 31, 2013.

        As of December 31, 2013, the Company's current assets totaled $7.8 million, while current liabilities totaled $(15.4) million, resulting in a negative working capital position of $(7.6) million. The Company's cash forecast indicates that the Company will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

        The accompanying consolidated financial statements include the following entities:

Company Name	Date of Incorporation	Country of Incorporation	Vessel owned / Built	Deadweight Tonnage (in metric tons)	Delivery	Effective ownership control
HSM Products Limited	September 10, 2012	Marshall Islands	—	—	—	100%
MR Sirius Limited	April 17, 2007	Marshall Islands	MR Sirius / 2007	46,846	October 2012	100%
MR Arcturus Limited	May 5, 2006	Marshall Islands	MR Arcturus / 2006	50,546	October 2012	100%
MR Canopus Limited	April 17, 2007	Marshall Islands	MR Canopus / 2007	50,564	October 2012	100%
MR Kentaurus Limited	April 17, 2007	Marshall Islands	MR Kentaurus / 2007	46,763	October 2012	100%
FR8 Venture Shipping
Corporation	July 4, 2007	Marshall Islands	FR8 Venture / 2006	74,065	October 2012	100%
LR Regulus Limited	September 19, 2012	Marshall Islands	LR Regulus / 2004(1)	70,313	October 2012	100%
LR Mimosa Limited	November 19, 2012	Marshall Islands	LR Mimosa / 2006	74,035	December 2012	100%

LR Regulus was sold on November 4, 2013 to a third party entity. LR Regulus Limited is a legal entity still owned by HSM.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of HSM, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

        The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

        Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an on-going basis, management evaluates the estimates and judgments, including those related uncompleted voyages, the selection of useful lives and residual values for tangible assets, vessels fair value upon initial recognition expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies and fair value of assumed debt. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Foreign Currency Translation

        The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

        The foreign currency exchange gains / (losses) recognized in the accompanying consolidated statements of operations for the year ended December 31, 2013, and for the period from September 10, 2012 (date of inception) to December 31, 2012 were below $0.1 million respectively.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand, deposits held with banks and time deposits with an original maturity of three months or less.

Restricted Cash

        Restricted cash consists of amounts held in retention accounts in order to serve debt and interest payments to meet minimum liquidity required to be maintained with certain banks under the Company's borrowing arrangements and for future dry docking costs.

        As of December 31, 2013 and 2012, the restricted cash included in the current assets, amounting to $ 2,201,375 and $ 457,956, respectively, related to amounts held in retention accounts in order to service debt payments. The restricted cash of $3,802,892 and $3,037,200 presented in the non-current assets of the consolidated balance sheets as of December 31, 2013 and 2012, respectively, related to amounts held in retention accounts in order for the Company to comply with the minimum liquidity requirements of its credit facilities and to service future dry docking costs.

Due from Charterers

        The amount shown as due from charterers, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There has been no provision for doubtful accounts for the periods presented.

Insurance Claims

        Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are deemed to be collectible from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles. As at December 31, 2012 and 2013 there were no outstanding insurance claims.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Inventories

        Inventories, which primarily consist of consumable bunkers and lubricants, valued at cost. Cost is determined by the weighted-average cost method.

Prepaid Expenses and Other current assets

        Prepaid expenses relate primarily to cash paid in advance for expenses associated with running expenses and voyages. These amounts are recognized as expense over the service or voyage/charter period.

Vessels, net

        Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

        Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

        Depreciation expense is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual scrap value. The Company estimates the useful life of its vessels to be 25 years from the vessel's original construction. Scrap value is estimated by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). The Company estimated the residual value of tankers to be $350 / lwt, as it believes this level is Management's best estimate.

Drydocking and Special Survey Costs

        HSM's vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies. These periodic costs are included in the accompanying consolidated statement of operations as the Company applies the 'expense as incurred' method. For the year ended December 31, 2013, and for the period from September 10, 2012 (date of inception) to December 31, 2012 drydocking costs were $3,254,157 and $249,377, respectively.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Impairment of Long-lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. In the event that management concludes that an impairment test is necessary, undiscounted projected net operating cash flows will be determined for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the charter agreement attached to that vessel. Within the shipping industry, vessels can be bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various assumptions including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis. These assumptions are based on historical trends and future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        Due to the relatively recent acquisition dates of the Company's vessels (October 2012) and the fact that the product tanker market has been relatively stable, the Company concluded that no events occurred or circumstances had changed which would indicate that the carrying amount of the asset group, including the vessel, may not be recoverable as of December 31, 2013. Accordingly, the Company was not required to and did not perform an impairment test with respect to any of the vessels in its fleet as of December 31, 2013.

Deferred Financing Costs

        Deferred financing costs consist of fees, commissions and legal expenses incurred for obtaining new loans and loans that have been accounted for as modified and are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method.

Debt discount

        The debt discount reflects the difference between the face value and the fair value of acquired debt. The debt discount is amortized over the remaining term of the debt obligation using the effective interest rate method.

Provisions

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the probable loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range, and there is no

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

best estimate amount within the range, the Company will provide the lower amount of the range. See Note 14 "Commitments and Contingencies" for further discussion.

        The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs ("back calls").

Accounting for Revenues and Voyage Expenses

        Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from time charters, voyage contracts and demurrages.

        Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

        In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. The Company is paid for the cargo transported and pays all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at December 31, 2013 and 2012, the Company recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. The Company applies the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. The Company does not begin to recognize revenue until we have agreed a charter with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are recognized as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred.

        Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is calculated in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is measured on a pro rata basis over the length of the voyage to which it pertains. Demurrage income is recognized once the charterer agrees with the calculation.

        Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        Unearned hire revenue is revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by the Company. Address commissions payable to the charterer, if any, are recognized as incurred and are presented as a separate line item in revenues to arrive at Revenues, net. Brokerage commissions are recognized as incurred and recorded in voyage expenses.

Vessel Voyage Expenses

        Voyage expenses are expensed as incurred and comprise all expenses related to each particular voyage, including, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

Vessel Operating Expenses

        Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, dockage expenses, insurance, provisions, stores, spare parts and lubricants, statutory and classification expenses and other minor miscellaneous expenses.

Management fees

        Management fees expenses include management fees paid to the Empire Navigation Inc. ("Empire" or the "Manager") (refer to Note 8, Related Party Transactions). Pursuant to a Management Agreement dated October 10, 2012, (and December 12, 2012 for LR Mimosa), the Manager provides, for ten years, commercial and technical management services to the Company's vessels for a daily fee of $500 per vessel. On the anniversary of each Management Agreement the daily rate increases by 4% .The management fees do not cover expenses such as drydocking and special survey, voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which are settled by each vessel-owning subsidiary.

General and Administrative Expenses—related parties

        General and administrative expenses—related parties include administrative fees paid to the vessels' manager in connection with the Ashore Services Agreement (refer to Note 8, Related Party Transactions).

General and Administrative Expenses

        General and administrative expenses include audit and legal fees and various office expenses.

Derivative Financial Instruments

        Derivative financial instruments are initially recognized at fair value on the date a derivative is entered into and subsequently re-measured at their fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so on the reason for holding it. For derivatives that are designated and qualify as cash flow hedges the effective portion of the changes in the derivative's fair value is recognized in other comprehensive income whereas the remaining balance is recognized in earnings.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        If derivative instruments are not designated and do not meet the criteria for hedge accounting, changes in their fair value are recognized immediately in the consolidated statement of operations.

        The Company does not have any derivatives designated for hedge accounting. The Company is party to an interest rate cap agreement where it receives payments should LIBOR exceed a floor rate, effectively capping the interest rate at the floor rate. Changes in the fair value of this interest rate cap agreement are recognized immediately in the consolidated statement of operations within "Change in the fair value of financial instruments".

Segment Reporting

        The Company reports financial information and evaluates its operations by total revenues. Although revenue can be identified for the different types of charterers, management does not monitor expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it has only one operating and reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Financial Instruments

        Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

        Financial risk management:    HSM's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit, interest rate and exchange risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

        Interest rate risk:    The Company is exposed to the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring vessels. These borrowings are subject to a variable borrowing rate. The Company manages the impact of interest rate changes using interest rate caps. These caps are anticipated to be designed as cash flow hedges of future variable rate interest payments which may or may not qualify for using hedge accounting for the changes in the fair value of those caps. The Company's interest rates and loan repayment terms are described in Note 7.

        In addition, under the loan facilities described in Note 7, the Company is exposed to the changes in the cost of funding of the lending banks. If the banks' cost of borrowing is greater than LIBOR, the Company is obliged, at the banks' discretion, to pay the cost of funding above LIBOR. In times of uncertain banking markets, the Company may be exposed to increased interest costs due to the banks' higher cost of funding. The Company does not seek to hedge such exposures.

        Concentration of credit risk:    Credit risk is the risk that the Company may incur losses if counterparties to the Company's contracts do not pay amounts owed to the Company. Credit risk derived from financial instruments which potentially subject the Company to concentrations of credit risk include

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

cash and cash equivalents. Although cash and cash equivalents held at financial institutions are not insured beyond statutory deposit insurance limits, the Company limits its credit risk by placing investments with major financial institutions. Additionally, the Company limits the exposure of non-performance by other contractual counterparties, such as charterers, by diversifying among creditworthy counterparties, and performing periodic evaluations of the relative credit standing of the counterparties.

        Exchange rate risk:    Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses due to fluctuations in exchange rates, leading to a reduction in assets or an increase in liabilities. The Company's primary exposures to foreign currency exchange fluctuations are the Euro/U.S. dollar exchange rates. The Company does not actively manage its exchange rate exposure but in the future may do so through the use of forward rate agreements.

        Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, excluding long-term bank loans, approximate their respective fair values due to the short maturity of these instruments. The fair value of the loan facility differs from its carrying value, due to the contracted interest rate being below current prevailing market interest rates as of the acquisition date. The Company valued the loan facility using the cash flow valuation technique. As a result, the Company recognized a loan debt discount of $11,793,626 recorded in the accompanying consolidated balance sheets, under "Long-term debt, net of unamortized discount" (see Note 7).

3. Cash and Cash equivalents

        Cash and cash equivalents consisted of the following:

	December 31, 2013	December 31, 2012
Cash at banks	$2,933,485	$2,514,796
Short term deposits	—	—

Total cash and cash equivalents	$2,933,485	$2,514,796

        As of December 31, 2013 and 2012, the restricted cash included in the current assets, amounting to $ 2,201,375 and $ 457,956, respectively, related to amounts held in retention accounts in order to service debt payments. The restricted cash of $3,802,892 and $3,037,200 presented in the non-current assets of the consolidated balance sheets as of December 31, 2013 and 2012, respectively, related to amounts held in retention accounts in order for the Company to comply with the minimum liquidity requirements of its credit facilities and to service future dry docking costs.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

4. Due from charterers

        Balance due from charters, net consists of the following:

	December 31, 2013	December 31, 2012
Due from charterers	$880,376	$720,717
Less: Provision for doubtful accounts	—	—

Due from charterers	$880,376	$720,717

        Amounts due from charterers potentially subject HSM to concentrations of credit risk. HSM does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

        During the period from September 10, 2012 (date of inception) to December 31, 2012 the charterers that accounted for more than 10% of the Company's net revenues were Cargill International SA and Gard Shipping AS that accounted for 31.7% each and Valero Marketing & Supply Company that accounted for 23.7%. For the year ended December 13, 2013, the charterers that accounted for more than 10% of the Company's net revenues were Trafigura Maritime Logistics Pte Ltd that accounted for 29.9%, and Cargill International SA for 12.9%.

5. Vessels, cost

        Vessels, net of accumulated depreciation, in the accompanying consolidated balance sheets consist of the following:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance September 10, 2012 (date of inception)	$—	$—	$—
Acquisitions	143,893,875	—	143,893,875
Additions	1,739,519	—	1,739,519
Depreciation for the period	—	(1,269,000)	(1,269,000)

Balance December 31, 2012	145,633,394	(1,269,000)	144,364,394

Additions	754,100	—	754,100
Disposals	(18,880,924)	899,190	(17,981,734)
Depreciation for the period	—	(6,027,103)	(6,027,103)

Balance December 31, 2013	$127,506,570	$(6,396,913)	$121,109,657

Acquisitions

        On October 10, 2012, HSM concluded the acquisition of six product tankers from an unrelated third party. On behalf of the Company, a shareholder paid cash of $475,357 to the unrelated third party. Upon the capital call to shareholders, this amount was deducted from the amount owed by the Shareholder and is reflected as a non-cash Shareholder contribution in the Consolidated Statements of Changes in Shareholders' Equity (see Note 11). The acquisition of the vessels was treated as asset acquisitions and the following table summarizes the consideration paid and fair values of assets and liabilities assumed on

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

5. Vessels, cost (Continued)

October 10, 2012. The cost of the assets acquired has been allocated to the individual assets based on the relative fair values of the individual assets primarily with the assistance of two independent brokers for the vessels. However, where liabilities assumed were more reliably determinable, then cost was allocated to the assets using the fair value of the liabilities assumed.

        For the aggregate consideration of $ 475,357, HSM purchased the following:

Estimated Fair Value
Vessels	$129,393,202
Inventory	1,284,549
Prepaid expenses and other current assets	269,093

Subtotal—asset group	$130,946,844

Long-term debt	$(129,393,202)
Accounts payable	(503,439)
Deferred and unearned revenue	(559,818)
Accruals, provisions and other liabilities	(15,028)

Subtotal—financing group	$(130,471,487)

Net assets acquired	$475,357

        On December 12, 2012, the Company purchased a seventh product tanker from the unrelated third party noted above. There was no additional consideration paid to the seller. The fair value of the vessel acquired and the fair value of debt assumed were both $14,500,673.

Disposals

        On November 4, 2013, LR Regulus was sold to an unrelated third party. The gross sale price was $21.0 million, and the net proceeds were $20.7 million which resulted in a gain on sale of $ 2.7 million. Out of the net proceeds, $16.8 million was used to prepay the outstanding principal corresponding to the vessel loan facility. The balance was retained by the Company for paying transaction costs and general corporate purposes.

6. Inventories

        Inventories consist of the following:

	December 31, 2013	December 31, 2012
Bunkers	$316,712	$546,135
Lubricants	428,621	562,632
Other	6,004	5,491

Total	$751,337	$1,114,258

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

7. Borrowings

        Long-term debt consists of the following:

	December 31, 2013	December 31, 2012
Loan Facility Credit Agricole CIB	$117,453,437	$142,437,500
Less: Unamortized debt discount	(7,029,799)	(11,203,381)
Less: current portion	(10,814,667)	(3,205,000)

Total long-term debt, net of unamortized discount	$99,608,971	$128,029,119

Credit Agricole Corporate and Investment Bank Facility (the "CA-CIB facility")

        On October 10, 2012, HSM assumed a $ 140,000,000 syndicated loan facility (the "Facility") from Credit Agricole Corporate and Investment Bank (the "Lenders") upon the acquisition of the six product tankers (see Note 5). The loan facility bears interest at a floating rate of Libor plus 175 basis points. On October 10, 2012, the Company made a prepayment of $12,000,000 against the loan. The fair value of the debt assumed was $129,393,202.

        In addition, on December 12, 2012, the Company entered into a supplemental agreement with the Lenders and agreed to increase the original loan facility by $15,687,500 to finance the acquisition of an additional vessel purchase. Upon closing, the Company made a prepayment of $ 1,250,000 against the loan. The fair value of the debt assumed was $14,500,673.

        The difference between the maturity amount and the fair value of the assumed debt of $11,793,626 was recognized as unamortized debt discount and will be amortized over the duration of debt, using the effective interest rate method.

        Under an exit fee letter dated October 10, 2012, the Company agrees to pay an exit fee in the case of the sale of a vessel or total loss of a vessel. Exit fee means an amount equal to 10 per cent of 'A'-'B'-'C' where (i) 'A' is the Sale price of the vessel (ii) 'B' is the amount of the Loan outstanding immediately prior to the completion of the sale of the vessel and (iii) 'C' is one-sixth of the amount of the equity contribution of $18,000,000.

        Amounts drawn under the Facility are secured by first preferred priority mortgages on the vessels in favor of CA-CIB (Security Trustee) and a second preferred mortgage on the vessel named 'Box' (Collateral Ship), a vessel owned by Box Shipping Ltd, a subsidiary of Alma Maritime Limited ("Alma"),an affiliated company. HSM did not pay any consideration to Alma for providing this collateral.

        The securities under the Facility are usual and customary for a transaction of this type and include, but are not limited to the following:

  •
  in relation to the issued shares of each Borrower, a pledge of such shares to be executed by HSM in favor of the Security Trustee

  •
  a first preferred Marshall Islands mortgage on that vessel, to be executed by the relevant Borrower in favor of the Security Trustee

  •
  a general assignment of the earnings, the insurance and any Requisition Compensation in relation to that vessel, to be executed by the relevant Borrower in favor of the Security Trustee

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

7. Borrowings (Continued)

  •
  an assignment of any charter which is concluded by the Borrower which owns that vessel and any guarantee in relation to that charter executed or to be executed by the relevant Borrower in favor of the Security Trustee

  •
  a second priority general assignment of the earnings, the insurance and any Requisition Compensation to be executed by the Collateral Guarantor (means 'Box Shipping Limited'), in favor of the Security Trustee

  •
  a second preferred Marshall Islands mortgage on the Collateral ship (means the vessel named "Box") to be executed by the relevant Borrower in favor of the Security Trustee.

Financial covenants of the Facility

        The Facility requires the Company to ensure at all times, that the aggregate balance on the earnings accounts and the HSM earnings account is not less than the higher of (i) $3,000,000 and (ii) $425,000 for each vessel which is owned by the Company. Also, a collateral cover ratio shall be tested on a semi annual basis on June 30th and December 31st based on the average of two shipbroker valuations. The collateral cover ratio shall be determined by comparing the market value (the average of two valuations by approved Shipbrokers) of the vessels, to the loan outstanding on each test date. The collateral cover ratio applicable for 2013 is 105%, for 2014 118%, for 2015 133%, for 2016 154% and for 2017 166%.

        Also, the facility requires that the Company does not pay any dividends if a covenant breach or an event of default has occurred or would occur as a result of dividend payment.

        The Company was in compliance with its financial covenants as at December 31, 2013 and 2012.

Second Supplemental

        On September 16, 2013, 53.4% of the share ownership of the Company was transferred to Poseidon Product Carrier Limited, a wholly-owned subsidiary of AMCI Poseidon Fund LP. Upon transfer of ownership, the Company modified the debt agreement and signed a second supplemental agreement which, required the Borrower to prepay $5,000,000 of the outstanding debt and reduce proportionally the scheduled repayments pursuant to the relevant clauses of the loan agreement. The supplemental agreement was accounted for as modification. The prepayment of $5,000,000 was made on October 10, 2013.

        The outstanding face amount of the Loan as at December 31, 2013 was $117,453,437 and there was no available amounts to be drown. The loan is repayable in 16 consecutive quarterly instalments of approximately $2.7 million each, together with a balloon payment of $74.2 million payable together with the last instalment. The loan matures in October 2017 and bears an interest of 3 months LIBOR plus 1.75%.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

7. Borrowings (Continued)

        The following table sets forth the principal repayments:

Year ending December 31,	December 31, 2013
2014	$10,814,667
2015	10,814,667
2016	10,814,667
2017	85,009,436

Total long-term debt	$117,453,437

        The weighted average interest rate paid including the margin for the year ended December 31, 2013, and for the period from September 10, 2012 (date of inception) to December 31, 2012 was 2% and 2.1% respectively.

        The following table shows the book value of the assets pledged under the credit facilities (excluding Box) as of December 31, 2013 and December 31, 2012:

	December 31, 2013	December 31, 2012
Vessels, net	$121,109,657	$144,364,394
Restricted cash deposits	$6,004,267	$3,495,156

8. Related Party Transactions

Management Agreement

        Each vessel-owning subsidiary of HSM has entered into management agreements with Empire. Empire is a related party and is jointly owned by two of our Board of Directors members. Under the management agreement, operations, technical, and marine services are provided to the vessels by the Manager. Pursuant to these management agreements, each vessel-owning subsidiary is obligated to pay Empire a management fee of $500 per day. On the anniversary date of each management agreement there is an increase in the daily rate of 4.0%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will are settled by each vessel-owning subsidiary on an as incurred basis. The management agreements are for a period of ten years from the date signed.

        The Company recognized $1,287,140 of management fees incurred during the year ended December 31, 2013. For the period from September 10, 2012 (date of inception) to December 31, 2012, the Company recognized $ 256,000 of management fees. The aforementioned management fees are included under "Management fees- related party" in the consolidated statements of operations.

Ashore Services Agreement

        On October 10, 2012, HSM entered into a shipmanagement ashore services agreement with Empire. In accordance with the agreement, Empire receives a fixed annual fee $600,000 (payable in monthly installments) in consideration of various services to be provided by Empire to HSM, in relation to logistics, banking, financial and administrative transactions.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Related Party Transactions (Continued)

        The Company recognized $600,000 of ship manager ashore services fees for the year ended December 31, 2013, while for the period from September 10, 2012 (date of inception) to December 31, 2012, the Company recognized $150,000. The aforementioned ship manager ashore service fees are included under "General and Administrative expenses—related parties" in the consolidated statements of operations.

Loan facility / Interest rate cap derivative instrument

        Maas Capital Investments B.V., a shareholder who, as of December 31, 2013, owned 46.6% of the Company's outstanding registered stock, is an affiliate of ABN AMRO, a lender under the Company's credit facility (see note 7) and the counterparty trader of the interest rate cap derivative instrument.

        For the period from October 10, 2012 to September 16, 2013, the Company's shareholders provided a shareholders undertaking relating to the debt obligations of the borrower.

Broker Commissions

        Carrington Shipping GmbH ("Carrington") provides the Company with broker services under each vessel charter party agreement. Carrington receives commission of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel. Carrington is controlled by a member of the Company's Board of Directors. The Company expensed $590,537 of broker commissions during the year ended December 31, 2013 while for the period from September 10, 2012 (date of inception) to December 31, 2012 the Company expensed $68,130. These fees are presented separately in the accompanying consolidated statements of operations under the line item "Voyage expenses—related parties".

        As of December 31, 2013 and 2012, the Related party receivables as presented in the Consolidated Balance Sheets, consist of $736,315 and $1,556,169, respectively that were due from Empire as a result of advance payments for operating expenses. Related party payables as of December 31, 2013 and 2012, totaling to $65,078 and $69,748 respectively, relate to amounts due to Carrington.

9. Accrued expenses

        Accrued expenses consist of the following:

	December 31, 2013	December 31, 2012
Loan interest	$539,858	$635,374
Tonnage Taxes	260,350	—
Block fees	39,178	12,009
Professional fees	20,652	26,436
Broker commissions—third parties	17,961	56,715
Other	85,697	64,878

Total	$963,696	$795,412

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

10. Accounts Payable

        Accounts payable consists of the following:

	December 31, 2013	December 31, 2012
Due to shipyards	$—	$640,827
Bunkers/ lubricants suppliers	558,984	441,123
Manning agents	655,521	583,657
Professional fees	75,853	139,457
Port agents, insurers and other suppliers	1,450,722	979,717
Chartering brokers and charterers	146,166	645,892
Advance from Creditor	—	1,250,000
Other payables	150	3,964

Total	$2,887,396	$4,684,637

11. Shareholders' equity

Share Capital

        Under the articles of incorporation dated September 10, 2012, the Company's authorized, issued and outstanding capital is 500 registered shares without par value. The bearers of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

Additional paid-in capital

        The amount shown in the accompanying Consolidated Balance Sheets as additional paid-in capital, represent cash payments of (i) $20,008,118 on various dates during the period from September 10, 2012 (date of inception) to December 31, 2012 and (iii) $9,655,109 for the year ended December 31, 2013, respectively, made by the shareholders in order to finance purchase of vessels and for working capital purposes.

        On October 10, 2012 there was also a non-cash shareholder contribution of $475,357 related to the initial acquisition of vessels (see Note 5).

Net loss per share

        The computation of basic and diluted earnings per share is based on the weighted average number of common shares outstanding during the periods presented in the table below. There were no dilutive securities during the periods presented.

	Year ended December 31, 2013	Period from September 10, 2012 to December 31, 2012
Net loss	$(8,158,476)	$(3,598,274)
Weighted average of common shares outstanding, basic and diluted	500	500

Net loss per share, basic and diluted	$(16,317)	$(7,197)

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

12. Taxes

        Under the laws of Marshall Islands, (the country of the Company's incorporation and vessels' registration), the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes. Registration and tonnage taxes have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

Tonnage tax

        A tax bill that was ratified by the Greek Parliament in January 2013 and further amended in December 2013 included provisions amending the tax regime applicable to shipping activities. In particular, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax from January 1, 2013 onwards. The Greek Tonnage Tax liability burdens the ship owning company, however ship management companies are held liable for the payment of the bill during the period of exercising the management of the vessel. Hence the ship management company files the tax return and pays the respective tax on behalf of the ship owning company. The Company recognized $375,195 of Greek tonnage tax during the year ended December 31, 2013, while no such expense was applicable for the period ended December 31, 2012.

Income tax

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the company's outstanding stock ("5 Percent Override Rule").

        The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013, and 2012 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond Company's control that could cause the Company or its subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income.

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

13. Leases

Time charter agreements

        Certain of the vessel-owning subsidiaries are party to time charter agreements. For the year ended December 31, 2014, the future minimum revenues of $11,697,940, before brokerage commissions, are expected to be recognized on non-cancellable time charters in place as of December 31, 2013. This amount does not assume any exercise of optional extension periods which are at the charterers' option.

14. Commitments and Contingencies

Contingencies

        The Company has not been involved in any legal proceedings which may have, or have had a material effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

15. Voyage and vessel operating expenses

        Voyage and vessel operating expenses consist of the following:

	Year ended December 31, 2013	Period from September 10, 2012 to December 31, 2012
Voyage expenses
Bunkers	$13,566,414	$1,236,714
Port charges	2,301,977	35,617
Canal transit fees	1,574,375	139,214
Commissions charged by third parties	654,577	93,210
Off hire expenditure	184,285	21,586
Other voyage	1,151,845	9,466

Voyage expenses	19,433,473	1,535,807

Commissions charged by related party	590,537	68,130

Total	$20,024,010	$1,603,937

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

15. Voyage and vessel operating expenses (Continued)

	Year ended December 31, 2013	Period from September 10, 2012 to December 31, 2012
Vessel operating expenses
Crew wages and related costs	$10,679,228	$2,142,890
Repairs, spares and maintenance	3,377,684	287,292
Consumable stores	1,446,858	171,678
Lubricants	1,143,255	631,997
Insurance	811,552	254,174
Other	2,538,729	998,403

Vessels Operating expenses	19,997,306	4,486,434

Management fees—related party	1,287,140	256,000

Total	$21,284,446	$4,742,434

16. Interest expense and finance costs

        Interest expense and finance costs, consist of the following:

	Year ended December 31, 2013	Period from September 10, 2012 to December 31, 2012
Loan interest	$2,835,499	$635,374
Debt discount amortization	4,173,581	590,244
Other	68,654	20,676

Total	$7,077,734	$1,246,294

17. Financial Instruments

        On October 25, 2013, HSM entered into an interest rate cap transaction with ABN AMRO Bank NV ("ABN") to hedge a portion of the Company's interest rate exposure. Under the agreement, the Company paid $445,000 to ABN to cap a notional amount of $50.0 million of debt at 2.25%. The notional amount is amortized in line with a fixed repayment schedule. Should LIBOR increase beyond 2.25% during the term of the agreement, ABN will pay HSM interest based on the difference between the actual LIBOR rate and 2.25% multiplied by the notional amount of debt then outstanding. The agreement terminates on October 10, 2017.

        On November 6, 2013, HSM entered into another interest rate cap transaction with ABN. Under the second agreement, the Company paid $190,000 to ABN to cap a notional amount of $20.0 million of debt at 2.25%. The notional amount is amortized in line with a fixed repayment schedule. Should LIBOR increase beyond 2.25% during the term of the agreement, ABN will pay HSM interest based on the difference between the actual LIBOR rate and 2.25% multiplied by the notional amount of debt then outstanding. The agreement terminates on October 10, 2017.

        The fair value of both interest rate caps as of December 31, 2013 was $666,939 and are presented gross as non-current assets in the consolidated balance sheet. There were no offsetting liability interest rate

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

17. Financial Instruments (Continued)

caps. The change in the fair value of the interest rate cap during the year ended December 31, 2013 was $31,939 and is included in the consolidated statement of operations.

18. Fair value of financial instruments

        The carrying value and estimated fair value of the Company's financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$2,933,485	$2,933,485	$2,514,796	$2,514,796
Restricted cash	$6,004,267	$6,004,267	$3,495,156	$3,495,156
Due from charterers	$880,376	$880,376	$720,717	$720,717
Related party receivables	$736,315	$736,315	$1,556,169	$1,556,169
Accounts payable	$2,887,396	$2,887,396	$4,684,637	$4,684,637
Related party payables	$65,078	$65,078	$69,748	$69,748
Long term debt	$110,423,638	$111,422,917	$131,234,119	$131,234,119
Financial instruments	$666,939	$666,939	$—	$—

        The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The restricted cash balance includes unencumbered liquid assets that are readily convertible into cash. The carrying amounts of accounts receivable and accounts payable approximate their fair value because of their short term maturity. The fair value of long term debt, which is estimated based on market data for debt with similar contract terms, interest rate including margin and maturities as well as taking into account the Company's creditworthiness.

Fair Value Measurements

        Level I:    Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

        Level II:    Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

        Level III:    Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2013.

        The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$2,933,485	$2,933,485	$—	$—
Restricted cash	$6,004,267	$6,004,267	$—	$—
Long term debt	$111,422,917	$—	$111,422,917	$—

HSM Products Limited

Notes to the Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

18. Fair value of financial instruments (Continued)

	Fair value measurements at December 31, 2012 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$2,514,796	$2,514,796	$—	$—
Restricted cash	$3,495,156	$3,495,156	$—	$—
Long term debt	$131,234,119	$—	$131,234,119	$—

        The following table presents the Company's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Financial instruments	$666,939	$—	$666,939	$—

        The fair value of the Company's interest rate cap derivative instrument is determined using a discounted cash flow approach based on forward market labor rates and their volatility. Forward market labor rates are corroborated by observable market data at commonly quoted intervals of the full term of the cap and therefore are considered Level 2 items in accordance with the fair value hierarchy.

HSM PRODUCTS LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

HSM Products Limited

Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars, except share data)

		June 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	3	$3,766,699	$2,933,485
Restricted cash	3	2,175,795	2,201,375
Due from charterers	4	655,185	880,376
Inventories	6	432,272	751,337
Related party receivables	8	480,498	736,315
Prepaid expenses and other current assets		294,948	285,469

Total current assets		7,805,397	7,788,357

Non-current assets:
Restricted cash	3	4,241,111	3,802,892
Vessels, net	5	118,478,103	121,109,657
Deferred financing costs, net		51,979	62,023
Financial instruments	17	329,755	666,939

Total non-current assets		123,100,948	125,641,511

Total assets		$130,906,345	$133,429,868

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	7	$10,814,667	$10,814,667
Accounts payable	10	2,202,190	2,887,396
Unearned charter revenue		657,223	708,226
Related party payables	8	184,177	65,078
Accrued expenses	9	1,141,782	963,696

Total current liabilities		15,000,039	15,439,063

Non-current liabilities:
Long-term debt, net of unamortized debt discount of $5,907,073 and $7,029,799 at June 30, 2014 and December 31, 2013, respectively	7	95,324,364	99,608,971

Total non-current liabilities		95,324,364	99,608,971

Total liabilities		110,324,403	115,048,034

Commitments and contingencies	14	—	—
Shareholders' equity:
Common stock, no par value, 500 shares authorized, issued and outstanding as at June 30, 2014 and December 31, 2013		—	—
Additional paid-in capital		30,138,584	30,138,584
Accumulated deficit		(9,556,642)	(11,756,750)

Total shareholders' equity	11	20,581,942	18,381,834

Total liabilities and shareholders' equity		$130,906,345	$133,429,868

The accompanying notes are an integral part of these condensed consolidated financial statements.

HSM Products Limited

Condensed Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars)

		For the six month period ended June 30, 2014 (unaudited)	For the six month period ended June 30, 2013 (unaudited)
Revenues, net		$19,208,496	$24,390,461
Operating expenses:
Vessels operating expenses	15	7,552,992	10,214,049
Voyage expenses—related parties	8	241,307	300,311
Voyage expenses	15	2,897,868	11,098,909
Management fees—related parties	8	582,920	633,500
General and administrative expenses—related parties	8	300,000	300,000
General and administrative expenses		139,965	89,850
Drydocking costs		—	3,253,971
Vessels depreciation	5	2,631,554	3,056,825

Total expenses		14,346,606	28,947,415

Operating income / (loss)		$4,861,890	$(4,556,954)

Other (expenses) / income:
Interest expense and finance costs	16	(2,324,599)	(2,945,358)
Interest income		1,626	4,419
Other, net		(1,625)	139,712
Change in fair value of financial instruments		(337,184)	—

Total other expenses		(2,661,782)	(2,801,227)

Net income / (loss)		$2,200,108	$(7,358,181)

Net income / (loss) per share, basic and diluted		$4,400	$(14,716)
Weighted average common shares, basic and diluted		500	500

The accompanying notes are an integral part of these condensed consolidated financial statements.

HSM Products Limited

Condensed Consolidated Statements of Changes in Shareholders' Equity

(All amounts expressed in U.S. Dollars, except share data)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2012	500	$—	$20,483,475	$(3,598,274)	$16,885,201

Shareholders' contributions	—	—	766,525	—	766,525
Net loss	—	—	—	(7,358,181)	(7,358,181)

Balance at June 30, 2013 (unaudited)	500	$—	$21,250,000	$(10,956,455)	$10,293,545

Balance at December 31, 2013	500	$—	$30,138,584	$(11,756,750)	$18,381,834

Net income	—	—	—	2,200,108	2,200,108

Balance at June 30, 2014 (unaudited)	500	$—	$30,138,584	$(9,556,642)	$20,581,942

The accompanying notes are an integral part of these condensed consolidated financial statements

HSM Products Limited

Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

		For the six month period ended June 30, 2014 (unaudited)	For the six month period ended June 30, 2013 (unaudited)
Cash flows from operating activities:
Net income / (loss)		$2,200,108	$(7,358,181)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessels depreciation		2,631,554	3,056,825
Amortization of deferred financing costs		10,044	—
Amortization of Loan discount		1,122,726	1,435,292
Change in fair value of financial instruments		337,184	—
(Increase) / decrease in:
Due from charterers		225,191	(1,950,364)
Accrued voyage revenue		—	(955,842)
Related party receivables		255,817	1,556,169
Prepaid expenses and other current assets		(9,479)	(72,771)
Inventories		319,065	(755,487)
Increase / (decrease) in:
Accounts payable		(685,206)	4,102,766
Unearned charter revenue		(51,003)	847,110
Related party payables		119,099	275,621
Accrued expenses		178,086	191,130

Net cash provided by operating activities		$6,653,186	$372,268

Cash flows from investing activities:
Additions to vessels	5	—	(1,444,637)
Increase of restricted cash	3	(412,639)	(440,775)

Net cash used in investing activities		$(412,639)	$(1,885,412)

Cash flows from financing activities:
Payment to creditor		—	(1,250,000)
Repayment of long-term debt	7	(5,407,333)	—
Shareholders' contributions	11	—	766,525

Net cash used in financing activities		$(5,407,333)	$(483,475)

Net increase / (decrease) in cash and cash equivalents		833,214	(1,996,619)
Cash and cash equivalents at beginning of period		2,933,485	2,514,796

Cash and cash equivalents at end of period		$3,766,699	$518,177

Supplemental disclosure of cash flow information:
Interest cost paid		$1,169,392	$1,441,384

The accompanying notes are an integral part of these condensed consolidated financial statements

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business

        HSM Products Limited ("HSM") is an international shipping company that was incorporated in the Republic of the Marshall Islands on September 10, 2012 (date of inception). HSM and its subsidiaries (collectively, the "Company") were formed for the purpose of acquiring and operating a fleet of modern product tankers that provide seaborne transportation of refined petroleum products. HSM deploys its vessels predominately under time and voyage charters.

        On October 10, 2012, HSM concluded the acquisition of six product tankers from an unrelated third party and on December 12, 2012, the Company purchased a seventh product tanker from the same unrelated third party.

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of HSM and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company's condensed consolidated financial position as of June 30, 2014, the condensed consolidated results of operations for the six months ended June 30, 2014 and 2013 and the condensed consolidated cash flows for the six months ended June 30, 2014 and 2013. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the condensed consolidated financial statements and related notes included in HSM's annual financial statements for the years ended December 31, 2013 and 2012. The results of operations for the six months ended June 30, 2014, are not necessarily indicative of the results to be expected for the full year.

        The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        On September 16, 2013, two shareholders of HSM sold their combined 53.4% shareholder interest in HSM to a related third party. The sale of 53.4% did not result in a new basis for HSM, as there was no change of control due to a shareholder agreement that requires key voting decisions to be approved by 67% of all shareholders. Therefore, HSM's financial statements are prepared on a historical basis. The historical financial statements reflect the condensed consolidated financial position as of June 30, 2014 and December 31, 2013 and the condensed consolidated results of operations and cash flows for the six month periods ended June 30, 2014 and 2013.

        As of June 30, 2014, the Company's current assets totaled $7.8 million, while current liabilities totaled $(15.0) million, resulting in a negative working capital position of $(7.2) million. The Company's cash forecast indicates that the Company will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business (Continued)

        The accompanying condensed consolidated financial statements include the following entities:

Company Name	Date of Incorporation	Country of Incorporation	Vessel owned / Built	Deadweight Tonnage (in metric tons)	Delivery	Effective ownership control
HSM Products Limited	September 10, 2012	Marshall Islands	—	—	—	100%
MR Sirius Limited	April 17, 2007	Marshall Islands	MR Sirius / 2007	46,846	October 2012	100%
MR Arcturus Limited	May 5, 2006	Marshall Islands	MR Arcturus / 2006	50,546	October 2012	100%
MR Canopus Limited	April 17, 2007	Marshall Islands	MR Canopus / 2007	50,564	October 2012	100%
MR Kentaurus Limited	April 17, 2007	Marshall Islands	MR Kentaurus / 2007	46,763	October 2012	100%
FR8 Venture Shipping Corporation	July 4, 2007	Marshall Islands	FR8 Venture / 2006	74,065	October 2012	100%
LR Regulus Limited	September 19, 2012	Marshall Islands	LR Regulus / 2004(1)	70,313	October 2012	100%
LR Mimosa Limited	November 19, 2012	Marshall Islands	LR Mimosa / 2006	74,035	December 2012	100%

(1)
LR Regulus was sold on November 4, 2013 to a third party entity. LR Regulus Limited is a legal entity still owned by HSM.

2. Significant accounting policies and estimates

Principles of Consolidation

        The accompanying condensed consolidated financial statements include the accounts of HSM, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the condensed consolidated statements.

        The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

        Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Use of Estimates

        The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, the selection of useful lives and residual values for tangible assets, vessel fair values upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies and fair value of assumed debt. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Foreign Currency Translation

        The functional currency of the Company is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

        The foreign currency exchange gains / (losses) recognized in the accompanying condensed consolidated statements of operations for the six month periods ended June 30, 2014 and 2013 were both below $0.1 million.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand, deposits held with banks and time deposits with an original maturity of three months or less.

Restricted Cash

        Restricted cash consists of amounts held in retention accounts in order to serve debt and interest payments to meet minimum liquidity required to be maintained with certain banks under the Company's borrowing arrangements and for future dry docking costs.

        As of June 30, 2014 and December 31, 2013, the restricted cash included in the current assets, amounting to $2,175,795 and $2,201,375, respectively, related to amounts held in retention accounts in order to service current debt payments. The restricted cash of $4,241,111 and $3,802,892 presented in the

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

non-current assets of the condensed consolidated balance sheets as of June 30, 2014 and December 31, 2013, respectively, related to amounts held in retention accounts in order for the Company to comply with the minimum liquidity requirements of its credit facilities and to service future dry docking costs.

Due from Charterers

        The amount shown as due from charterers, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There has been no provision for doubtful accounts for the periods presented.

Insurance Claims

        Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are deemed to be collectible from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles. As of June 30, 2014, claims receivable amounted to $38,193 and as of December 31, 2013, there were no outstanding insurance claims.

Inventories

        Inventories, which primarily consist of consumable bunkers and lubricants, valued at cost. Cost is determined by the weighted-average cost method.

Prepaid Expenses and Other current assets

        Prepaid expenses relate primarily to cash paid in advance for expenses associated with running expenses and voyages. These amounts are recognized as expense over the service or voyage/charter period.

Vessels, net

        Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

        Depreciation expense is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual scrap value. The Company estimates the useful life of its vessels to be 25 years from the vessel's original construction. Scrap value is estimated by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). The Company estimated the residual value of tankers to be $350 / lwt,as it believes this level is Management's best estimate.

Drydocking and Special Survey Costs

        HSM's vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies. These periodic costs are included in the accompanying condensed consolidated statement of operations as the Company applies the 'expense as incurred' method. For the six month periods ended June 30, 2014 and 2013, drydocking costs were $0 and $3,253,971, respectively.

Impairment of Long-lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. In the event that management concludes that an impairment test is necessary, undiscounted projected net operating cash flows will be determined for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the charter agreement attached to that vessel. Within the shipping industry, vessels can be bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various assumptions including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis. These assumptions are based on historical trends and future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        Due to relatively recent acquisition dates of the Company's vessels (October 2012) and the fact that the product tanker market has been relatively stable, the Company concluded that no events occurred or circumstances had changed, which would indicate that the carrying amount of the asset group, including

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

the vessel, may not be recoverable as of June 30, 2014. Accordingly, the Company was not required to and did not perform an impairment test with respect to any of the vessels in its fleet as of June 30, 2014.

Deferred Financing Costs

        Deferred financing costs consist of fees, commissions and legal expenses incurred for obtaining new loans and loans that have been accounted for as modified and are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method.

Debt discount

        The debt discount reflects the difference between the face value and the fair value of acquired debt. The debt discount is amortized over the remaining term of the debt obligation using the effective interest rate method.

Provisions

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the probable loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range. See Note 14 "Commitments and Contingencies" for further discussion.

        The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs ("back calls").

Accounting for Revenues and Voyage Expenses

        Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from time charters, voyage contracts and demurrages.

        Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

        In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. The Company is paid for the cargo transported and pays all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at June 30, 2014 and 2013, the Company recognized voyage expense as incurred and recognized voyage revenues ratably over

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

the length of the voyage. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. The Company applies the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. The Company does not begin to recognize revenue until we have agreed a charter with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are recognized as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred.

        Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is calculated in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is measured on a pro rata basis over the length of the voyage to which it pertains. Demurrage income is recognized once the charterer agrees with the calculation.

        Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

        Unearned hire revenue is revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by the Company. Address commissions payable to the charterer, if any, are recognized as incurred and are presented as a separate line item in revenues to arrive at Revenues, net. Brokerage commissions are recognized as incurred and recorded in voyage expenses.

Vessel Voyage Expenses

        Voyage expenses are expensed as incurred and comprise all expenses related to each particular voyage, including, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

Vessel Operating Expenses

        Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, dockage expenses, insurance, provisions, stores, spare parts and lubricants, statutory and classification expenses and other minor miscellaneous expenses.

Management fees

        Management fees expenses include management fees paid to the Empire Navigation Inc. ("Empire" or the "Manager") (refer to Note 8, Related Party Transactions). Pursuant to a Management Agreement dated October 10, 2012, (and December 12, 2012 for LR Mimosa), the Manager provides, for ten years, commercial and technical management services to the Company's vessels for a daily fee of $500 per vessel.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

On the anniversary of each Management Agreement the daily rate increases by 4%. The management fees do not cover expenses such as drydocking and special survey, voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which are settled by each vessel-owning subsidiary.

General and Administrative Expenses—related parties

        General and administrative expenses—related parties include administrative fees paid to the vessels' manager in connection with the Ashore Services Agreement (refer to Note 8, Related Party Transactions).

General and Administrative Expenses

        General and administrative expenses include audit and legal fees and various office expenses.

Derivative Financial Instruments

        Derivative financial instruments are initially recognized at fair value on the date a derivative is entered into and subsequently re-measured at their fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so on the reason for holding it. For derivatives that are designated and qualify as cash flow hedges the effective portion of the changes in the derivative's fair value is recognized in other comprehensive income whereas the remaining balance is recognized in earnings.

        If derivative instruments are not designated and do not meet the criteria for hedge accounting, changes in their fair value are recognized immediately in the condensed consolidated statement of operations.

        The Company does not have any derivatives designated for hedge accounting. The Company is party to an interest rate cap agreement where it receives payments should LIBOR exceed a floor rate, effectively capping the interest rate at the floor rate. Changes in the fair value of this interest rate cap agreement are recognized immediately in the Condensed Consolidated Statement of Operations within "Change in the fair value of financial instruments".

Segment Reporting

        The Company reports financial information and evaluates its operations by total revenues. Although revenue can be identified for the different types of charterers, management does not monitor expenses, profitability or other financial information for different charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it has only one operating and reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Financial Instruments

        Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

        Financial risk management:    HSM's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit, interest rate and exchange risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

        Interest rate risk:    The Company is exposed to the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring vessels. These borrowings are subject to a variable borrowing rate. The Company manages the impact of interest rate changes using interest rate caps. These caps are anticipated to be designed as cash flow hedges of future variable rate interest payments which may or may not qualify for using hedge accounting for the changes in the fair value of those caps. The Company's interest rates and loan repayment terms are described in Note 7.

        In addition, under the loan facilities described in Note 7, the Company is exposed to the changes in the cost of funding of the lending banks. If the banks' cost of borrowing is greater than LIBOR, the Company is obliged, at the banks' discretion, to pay the cost of funding above LIBOR. In times of uncertain banking markets, the Company may be exposed to increased interest costs due to the banks' higher cost of funding. The Company does not seek to hedge such exposures.

        Concentration of credit risk:    Credit risk is the risk that the Company may incur losses if counterparties to the Company's contracts do not pay amounts owed to the Company. Credit risk derived from financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents. Although cash and cash equivalents held at financial institutions are not insured beyond statutory deposit insurance limits, the Company limits its credit risk by placing investments with major financial institutions. Additionally, the Company limits the exposure of non-performance by other contractual counterparties, such as charterers, by diversifying among creditworthy counterparties and performing periodic evaluations of the relative credit standing of the counterparties.

        Exchange rate risk:    Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses due to fluctuations in exchange rates, leading to a reduction in assets or an increase in liabilities. The Company's primary exposures to foreign currency exchange fluctuations are the Euro/U.S. dollar exchange rates. The Company does not actively manage its exchange rate exposure but in the future may do so through the use of forward rate agreements.

        Fair Value:    The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities, excluding long-term bank loans, approximate their respective fair values due to the short maturity of these instruments. The fair value of the loan facility differs from its carrying value, due to the contracted interest rate being below current prevailing market interest rates as of the acquisition date. The Company valued the loan facility using the cash flow valuation technique. As a result, in 2012 when the Company assumed the loan facility, it recognized a loan debt discount of

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

$11,793,626 recorded in the accompanying condensed consolidated balance sheets, under "Long-term debt, net of unamortized discount" (see Note 7).

Adoption of New Accounting Standards

        The FASB issued ASU 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt ASU 2014-08 effective January 1, 2015.

        The FASB issued ASU 2014-09 "Revenue from Contracts with Customers" clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

3. Cash and Cash equivalents

        Cash and cash equivalents consisted of the following:

	June 30, 2014	December 31, 2013
Cash at banks	$3,766,699	$2,933,485

Total cash and cash equivalents	$3,766,699	$2,933,485

        As of June 30, 2014 and December 31, 2013, the restricted cash included in the current assets, amounting to $2,175,795 and $2,201,375, respectively, related to amounts held in retention accounts in order to service current debt payments. The restricted cash of $4,241,111 and $3,802,892 presented in the non-current assets of the Condensed Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013, respectively, related to amounts held in retention accounts in order for the Company to comply with the minimum liquidity requirements of its credit facilities and to service future dry docking costs.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

4. Due from charterers

        Balance due from charters, net consists of the following:

	June 30, 2014	December 31, 2013
Due from charterers	$655,185	$880,376
Less: Provision for doubtful accounts	—	—

Due from charterers, net	$655,185	$880,376

        Amounts due from charterers potentially subject HSM to concentrations of credit risk. HSM does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

        During the six month period ended June 30, 2014, the charterers that accounted for more than 10% of the Company's net revenues were Trafigura Maritime Logistics Pte Ltd, Valero Marketing and Supply Co., Sonangol Shipping Angola Luanda Ltd and Cargill International SA that accounted for 30.9%, 23.3%, 18.8% and 11.4%, respectively. For the six month period ended June 30, 2013, the charterers that accounted for more than 10% of the Company's net revenues were Cargill International SA, Trafigura Maritime Logistics Pte Ltd and Philips Carbon Black Limited that accounted for 15.7%, 15.3% and 12.2%, respectively.

5. Vessels, cost

        Vessels, net of accumulated depreciation, in the accompanying consolidated balance sheets consist of the following:

	Vessel cost	Accumulated depreciation	Net book value
Balance December 31, 2012	$145,633,394	$(1,269,000)	$144,364,394

Additions	754,100	—	754,100
Disposals	(18,880,924)	899,190	(17,981,734)
Depreciation for the year	—	(6,027,103)	(6,027,103)

Balance December 31, 2013	127,506,570	(6,396,913)	121,109,657

Depreciation for the period	—	(2,631,554)	(2,631,554)

Balance June 30, 2014	$127,506,570	$(9,028,467)	$118,478,103

Disposals

        On November 4, 2013, LR Regulus was sold to an unrelated third party. The gross sale price was $ 21,000,000 and the net proceeds were $ 20,682,973 which resulted in a gain on sale of $ 2,701,240. Out of the net proceeds, $16,779,063 was used to prepay the outstanding principal corresponding to the vessel loan facility.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

6. Inventories

        Inventories consist of the following:

	June 30, 2014	December 31, 2013
Bunkers	$—	$316,712
Lubricants	429,784	428,621
Other	2,488	6,004

Total	$432,272	$751,337

7. Borrowings

        Long-term debt consists of the following:

	June 30, 2014	December 31, 2013
CA - CIB Loan facility	$112,046,104	$117,453,437
Less: Unamortized debt discount	(5,907,073)	(7,029,799)
Less: current portion	(10,814,667)	(10,814,667)

Total long-term debt, net of unamortized discount	$95,324,364	$99,608,971

Credit Agricole Corporate and Investment Loan Facility (the "CA - CIB facility")

        On October 10, 2012, HSM assumed a $ 140,000,000 syndicated loan facility (the "Facility") from Credit Agricole Corporate and Investment Bank (the "Lenders") upon the acquisition of the six product tankers (see Note 5). The loan facility bears interest at a floating rate of Libor plus 175 basis points. On October 10, 2012, the Company made a prepayment of $12,000,000 against the loan. The fair value of the debt assumed was $129,393,202.

        In addition, on December 12, 2012, the Company entered into a supplemental agreement with the Lenders and agreed to increase the original loan facility by $15,687,500 to finance the acquisition of an additional vessel purchase. Upon closing, the Company made a prepayment of $ 1,250,000 against the loan. The fair value of the debt assumed was $14,500,673.

        The difference between the maturity amount and the fair value of the assumed debt of $11,793,626 was recognized as unamortized debt discount and will be amortized over the duration of debt, using the effective interest rate method.

        Under an exit fee letter dated October 10, 2012, the Company agrees to pay an exit fee in the case of the sale of a vessel or total loss of a vessel. Exit fee means an amount equal to 10 per cent of 'A'-'B'-'C' where (i) 'A' is the Sale price of the vessel (ii) 'B' is the amount of the Loan outstanding immediately prior to the completion of the sale of the vessel and (iii) 'C' is one-sixth of the amount of the equity contribution of $18,000,000.

        Amounts drawn under the Facility are secured by first preferred priority mortgages on the vessels in favor of CA - CIB (Security Trustee) and a second preferred mortgage on the vessel named 'Box' (Collateral Ship), a vessel owned by Box Shipping Ltd, a subsidiary of Alma Maritime Limited ("Alma"), an affiliated company. HSM did not pay any consideration to Alma for providing this collateral.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

7. Borrowings (Continued)

        The securities under the Facility are usual and customary for a transaction of this type and include, but are not limited to the following:

  •
  in relation to the issued shares of each Borrower, a pledge of such shares to be executed by HSM in favor of the Security Trustee

  •
  a first preferred Marshall Islands mortgage on that vessel, to be executed by the relevant Borrower in favor of the Security Trustee

  •
  a general assignment of the earnings, the insurance and any Requisition Compensation in relation to that vessel, to be executed by the relevant Borrower in favor of the Security Trustee

  •
  an assignment of any charter which is concluded by the Borrower which owns that vessel and any guarantee in relation to that charter executed or to be executed by the relevant Borrower in favor of the Security Trustee

  •
  a second priority general assignment of the earnings, the insurance and any Requisition Compensation to be executed by the Collateral Guarantor (means 'Box Shipping Limited'), in favor of the Security Trustee

  •
  a second preferred Marshall Islands mortgage on the Collateral ship (means the vessel named "Box") to be executed by the relevant Borrower in favor of the Security Trustee.

Financial covenants of the Facility

        The Facility requires the Company to ensure at all times, that the aggregate balance on the earnings accounts and the HSM earnings account is not less than the higher of (i) $3,000,000 and (ii) $425,000 for each vessel which is owned by the Company. Also, a collateral cover ratio shall be tested on a semi annual basis on June 30rd and December 31st based on the average of two shipbroker valuations. The collateral cover ratio shall be determined by comparing the market value (the average of two valuations by approved Shipbrokers) of the vessels, to the loan outstanding on each test date. The collateral cover ratio applicable for 2013 was 105%, for 2014 is 118%, for 2015 is 133%, for 2016 is 154% and for 2017 is 166%.

        Also, the facility requires that the Company does not pay any dividends if a covenant breach or an event of default has occurred or would occur as a result of dividend payment.

        The Company was in compliance with its financial covenants as at June 30, 2014 and December 31, 2013.

Second Supplemental

        On September 16, 2013, 53.4% of the share ownership of the Company was transferred to Poseidon Product Carrier Limited, a wholly-owned subsidiary of AMCI Poseidon Fund LP. Upon transfer of ownership, the Company modified the debt agreement and signed a second supplemental agreement which, required the Borrower to prepay $5,000,000 of the outstanding debt and reduce proportionally the scheduled repayments pursuant to the relevant clauses of the loan agreement. The supplemental agreement was accounted for as modification. The prepayment of $5,000,000 was made on October 10, 2013.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

7. Borrowings (Continued)

        The outstanding face amount of the Facility as at June 30, 2014 was $112,046,104 and there was no available amounts to be drown. The loan is repayable in 14 consecutive quarterly instalments of approximately $2.7 million each, together with a balloon payment of $74.2 million payable together with the last instalment. The loan matures in October 2017 and bears an interest of 3 months LIBOR plus 1.75%.

        The following table sets forth the principal repayments:

Twelve month period ending June 30,	June 30, 2014
2015	$10,814,667
2016	10,814,667
2017	10,814,667
2018	79,602,103

Total long-term debt	$112,046,104

        The weighted average interest rate paid including the margin for each of the six month periods ended June 30, 2014 and 2013 was 2%.

        The following table shows the book value of the assets pledged under the credit facilities (excluding Box) as of June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Vessels, net	$118,478,103	$121,109,657
Restricted cash deposits	$6,416,906	$6,004,267

8. Related Party Transactions

Management Agreement

        Each vessel-owning subsidiary of HSM has entered into management agreements with Empire. Empire is a related party and is jointly owned by two of HSM's Board of Directors. Under the management agreement, operations, technical, and marine services are provided to the vessels by the Manager. Pursuant to these management agreements, each vessel-owning subsidiary is obligated to pay Empire a management fee of $500 per day. On the anniversary date of each management agreement there is an increase in the daily rate of 4.0%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will are settled by each vessel-owning subsidiary on an as incurred basis. The management agreements are for a period of ten years from the date signed.

        The Company recognized $582,920 and $633,500 of management fees incurred during the six month periods ended June 30, 2014 and 2013, respectively. The aforementioned management fees are included under "Management fees—related party" in the condensed consolidated statements of operations.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Related Party Transactions (Continued)

Ashore Services Agreement

        On October 10, 2012, HSM entered into a shipmanagement ashore services agreement with Empire. In accordance with the agreement, Empire receives a fixed annual fee $600,000 (payable in monthly installments) in consideration of various services to be provided by Empire to HSM, in relation to logistics, banking, financial and administrative transactions.

        The Company recognized $300,000 of ship manager ashore services fees during each of the six month periods ended June 30, 2014 and 2013, respectively. The aforementioned ship manager ashore service fees are included under "General and Administrative expenses—related parties" in the condensed consolidated statements of operations.

Loan facility / Interest rate cap derivative instrument

        Maas Capital Investments B.V., a shareholder who, as of June 30, 2014, owned 46.6% of the Company's outstanding registered stock, is an affiliate of ABN AMRO, a lender under the Company's credit facility (see Note 7) and the counterparty trader of the interest rate cap derivative instrument.

        For the period from October 10, 2012 to September 16, 2013, the Company's shareholders provided a shareholders undertaking relating to the debt obligations of the borrower.

Broker Commissions

        Carrington Shipping GmbH ("Carrington") provides the Company with broker services under each vessel charter party agreement. Carrington receives commission of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel. Carrington is controlled by a member of the Company's Board of Directors. The Company expensed $241,307 and $300,311 of broker commissions during the six month periods ended June 30, 2014 and 2013, respectively. These fees are presented separately in the accompanying condensed consolidated statements of operations under the line item "Voyage expenses—related parties".

        As of June 30, 2014 and December 31, 2013, the related party receivables as presented in the condensed consolidated balance sheets, consist of $480,498 and $736,315, respectively that were due from Empire as a result of the advance payments for operating expenses. Related party payables as of June 30, 2014 and December 31, 2013, totaling to $184,177 and $65,078, respectively relate to amounts due to Carrington.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

9. Accrued expenses

        Accrued expenses consist of the following:

	June 30, 2014	December 31, 2013
Loan interest	$504,639	$539,858
Tonnage Taxes	367,064	260,350
Block fees	1,264	39,178
Professional fees	87,990	20,652
Broker commissions—third parties	15,263	17,961
Other	165,561	85,697

Total	$1,141,782	$963,696

10. Accounts Payable

        Accounts payable consists of the following:

	June 30, 2013	December 31, 2013
Bunkers/ lubricants suppliers	$326,898	$558,984
Manning agents	588,581	655,521
Professional fees	26,065	75,853
Port agents, insurers and other suppliers	1,150,638	1,450,722
Chartering brokers and charterers	110,008	146,166
Other payables	—	150

Total	$2,202,190	$2,887,396

11. Shareholders' equity

Share Capital

        Under the articles of incorporation dated September 10, 2012, the Company's authorized, issued and outstanding capital is 500 registered shares without par value. The bearers of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

Additional paid-in capital

        The amount shown in the accompanying Condensed Consolidated Balance Sheets as additional paid-in capital, represent cash payments of (i) $20,008,118 on various dates during the period from September 10, 2012 (date of inception) to December 31, 2012 and (iii) $9,655,109 for the year ended December 31, 2013, respectively, made by the shareholders in order to finance purchase of vessels and for working capital purposes.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

11. Shareholders' equity (Continued)

Net income / (loss) per share

        The computation of basic and diluted earnings per share is based on the weighted average number of common shares outstanding during the periods presented in the table below. There were no dilutive securities during the periods presented.

	For the six month period ended June 30, 2014 (unaudited)	For the six month period ended June 30, 2013 (unaudited)
Net income / (loss)	$2,200,108	$(7,358,181)
Weighted average of common shares outstanding, basic and diluted	500	500

Net income / (loss) per share, basic and diluted	$4,400	$(14,716)

12. Taxes

        Under the laws of Marshall Islands, (the country of the Company's incorporation and vessels' registration), the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes. Registration and tonnage taxes have been included in "Vessels' operating expenses" in the accompanying Condensed Consolidated Statements of Operations.

Tonnage tax

        A tax bill that was ratified by the Greek Parliament in January 2013 and further amended in December 2013 included provisions amending the tax regime applicable to shipping activities. In particular, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax from January 1, 2013 onwards. The Greek tonnage tax liability burdens the ship owning company, however ship management companies are held liable for the payment of the bill during the period of exercising the management of the vessel. Hence the ship management company files the tax return and pays the respective tax on behalf of the ship owning company. The Company recognized $152,982 and $136,430 of Greek tonnage tax during the six month periods ended June 30, 2014 and 2013, respectively included in "Vessels Operating Expenses" in the Condensed Consolidated Statement of Operation.

Income tax

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

12. Taxes (Continued)

that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the company's outstanding stock ("5 Percent Override Rule").

        The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013, and 2012 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause the Company or its subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income.

13. Leases

Time charter agreements

        As of June 30, 2014, the future minimum revenues, before brokerage commissions expected to be recognized on non-cancellable time charter agreements as of June 30, 2014 is presented in the table below. This amount does not assume any exercise of optional extension periods which are at the charters' option.

Amount
June 30, 2015	$19,390,625
June 30, 2016	$5,312,650

Total	$24,703,275

14. Commitments and Contingencies

Contingencies

        The Company has not been involved in any legal proceedings which may have, or have had a material effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

15. Voyage and vessel operating expenses

        Voyage and vessel operating expenses consist of the following:

Voyage expenses	For the six month period ended June 30, 2014 (unaudited)	For the six month period ended June 30, 2013 (unaudited)
Bunkers	$1,942,880	$7,967,752
Port charges and canal transit fees	611,976	1,494,004
Commissions charged by third parties	230,386	357,615
Off hire expenditure	17,077	56,814
Other voyage	95,549	1,222,724

Voyage expenses	2,897,868	11,098,909

Commissions charged by related party	241,307	300,311

Total	$3,139,175	$11,399,220

Vessel operating expenses	For the six month period ended June 30, 2014 (unaudited)	For the six month period ended June 30, 2013 (unaudited)
Crew wages and related costs	$4,529,209	$5,133,344
Repairs, spares and maintenance	823,473	1,958,765
Consumable stores	519,036	742,514
Lubricants	474,039	598,972
Insurance	317,140	415,972
Other	890,095	1,364,482

Vessels Operating expenses	7,552,992	10,214,049

Management fees—related party	582,920	633,500

Total	$8,135,912	$10,847,549

16. Interest expense and finance costs

        Interest expense and finance costs, consist of the following:

	For the six month period ended June 30, 2014 (unaudited)	For the six month period ended June 30, 2013 (unaudited)
Loan interest	$1,134,173	$1,464,431
Debt discount amortization	1,122,726	1,435,292
Other	67,700	45,635

Total	$2,324,599	$2,945,358

17. Financial Instruments

        On October 25, 2013, HSM entered into an interest rate cap transaction with ABN AMRO Bank NV ("ABN") to hedge a portion of the Company's interest rate exposure. Under the agreement, the Company

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

17. Financial Instruments (Continued)

paid $445,000 to ABN to cap a notional amount of $50.0 million of debt at 2.25%. The notional amount is amortized in line with a fixed repayment schedule. Should LIBOR increase beyond 2.25% during the term of the agreement, ABN will pay HSM interest based on the difference between the actual LIBOR rate and 2.25% multiplied by the notional amount of debt then outstanding. The agreement terminates on October 10, 2017.

        On November 6, 2013, HSM entered into another interest rate cap transaction with ABN. Under the second agreement, the Company paid $190,000 to ABN to cap a notional amount of $20.0 million of debt at 2.25%. The notional amount is amortized in line with a fixed repayment schedule. Should LIBOR increase beyond 2.25% during the term of the agreement, ABN will pay HSM interest based on the difference between the actual LIBOR rate and 2.25% multiplied by the notional amount of debt then outstanding. The agreement terminates on October 10, 2017.

        The fair value of both interest rate caps as of June 30, 2014 and December 31, 2013, was $329,755 and $666,939, respectively and are presented gross as non-current assets in the condensed consolidated balance sheet. There were no offsetting liability interest rate caps. The change in the fair value of the interest rate cap during the six month periods ended June 30, 2014 and 2013 was $337,184 and $0, respectively and is included in the Condensed Consolidated Statement of Operations.

18. Fair value of financial instruments

        The carrying value and estimated fair value of the Company's financial instruments are as follows:

	June 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$3,766,699	$3,766,699	$2,933,485	$2,933,485
Restricted cash	$6,416,906	$6,416,906	$6,004,267	$6,004,267
Due from charterers	$655,185	$655,185	$880,376	$880,376
Related party receivables	$480,498	$480,498	$736,315	$736,315
Accounts payable	$2,202,190	$2,202,190	$2,887,396	$2,887,396
Related party payables	$184,177	$184,177	$65,078	$65,078
Long term debt	$106,139,031	$108,705,550	$110,423,638	$111,422,917
Financial instruments	$329,755	$329,755	$666,939	$666,939

        The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The restricted cash balance includes unencumbered liquid assets that are readily convertible into cash. The carrying amounts of accounts receivable and accounts payable approximate their fair value because of their short term maturity. The fair value of long term debt, which is estimated based on market data for debt with similar contract terms, interest rate including margin and maturities as well as taking into account the Company's creditworthiness.

Fair Value Measurements

        Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

HSM Products Limited

Notes to the Condensed Consolidated Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

18. Fair value of financial instruments (Continued)

        Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

        Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2014.

        The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair value measurements at June 30, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$3,766,699	$3,766,699	$—	$—
Restricted cash	$6,416,906	$6,416,906	$—	$—
Long term debt	$106,139,031	$—	$106,139,031	$—

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$2,933,485	$2,933,485	$—	$—
Restricted cash	$6,004,267	$6,004,267	$—	$—
Long term debt	$111,422,917	$—	$111,422,917	$—

        The following table presents the Company's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair value measurements at June 30, 2014 Using
	Total	Level I	Level II	Level III
Financial instruments	$329,755	$—	$329,755	$—

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Financial instruments	$666,939	$—	$666,939	$—

        The fair value of the Company's interest rate cap derivative instrument is determined using a discounted cash flow approach based on forward market labor rates and their volatility. Forward market labor rates are corroborated by observable market data at commonly quoted intervals of the full term of the cap and therefore are considered Level 2 items in accordance with the fair value hierarchy.

Combined Financial Statements for Poseidon Product Tankers

Report of Independent Registered Public Accounting Firm

To the General Partner of the AMCI Poseidon Fund, LP

        In our opinion, the accompanying combined balance sheet and the related combined statements of operations, changes in parent net investment and cash flows present fairly, in all material respects, the combined financial position of AMCI Products Limited and Poseidon Product Carriers Limited (collectively, "Poseidon Product Tankers") at December 31, 2013, and the results of their operations and their cash flows for the period from September 4, 2013 to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
June 4, 2014, except for the effects of discontinued operations discussed in Note 20 and the related change in composition of reportable segments discussed in Note 2 to the combined financial statements, as to which the date is August 14, 2014

Poseidon Product Tankers

Combined Balance Sheet

(All amounts expressed in U.S. Dollars)

		December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	3	$2,777,895
Restricted cash	3	1,269,985
Due from charterers	4	897,436
Inventories		93,209
Prepaid expenses and other current assets		54,565

Total current assets		5,093,090

Non-current assets:
Vessels, net	5	158,238,512
Deferred financing costs, net		676,192
Investment in affiliate	7	12,383,454
Intangible assets	6	16,435,769

Total non-current assets		187,733,927

Total Assets		$192,827,017

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	8	$23,942,521
Accounts payable	11	1,276,863
Unearned charter revenue		1,353,150
Related party payables	9	1,174,248
Financial instruments	18	1,367,855
Accrued expenses	10	644,237

Total current liabilities		29,758,874

Non-current liabilities:
Long-term debt	8	97,004,873
Intangible liabilities	6	2,998,122
Financial instruments	18	65,500

Total non-current liabilities		100,068,495

Total liabilities		129,827,369

Commitments and contingencies
Parent net investment	12	62,999,648

Total Liabilities and Parent Net Investment		$192,827,017

The accompanying notes are an integral part of these combined financial statements.

Poseidon Product Tankers

Combined Statement of Operations

(All amounts expressed in U.S. Dollars)

		For the period from September 4, 2013 to December 31, 2013
Revenues, net		$3,421,766
Operating expenses:
Vessel operating expenses	16	101,239
Voyage expenses—related parties	9	61,177
Voyage expenses	16	137,947
Management fees—related parties	9	134,750
General and administrative expenses		113,110
Vessels depreciation	5	1,283,444

Total expenses		1,831,667

Operating Gain		$1,590,099

Other (expenses)/income:
Interest expense and finance costs	17	(794,314)
Other, net		(2,812)
Change in fair value and realized losses on financial instruments		(21,953)

Total other (expenses), net		(819,079)

Equity in net earnings of affiliate company	7	506,650
Net income from continuing operations		1,277,670
Net loss from discontinued operations		(2,654,826)

Net loss		$(1,377,156)

The accompanying notes are an integral part of these combined financial statements.

Poseidon Product Tankers

Combined Statement of Changes in Parent Net Investment

(All amounts expressed in U.S. Dollars)

		Net Parent Investment
Balance as of September 4, 2013		$—

Parent Contributions	12	52,500,000
Non-cash Parent Contribution	12	11,876,804
Net loss		(1,377,156)

Balance as of December 31, 2013		$62,999,648

The accompanying notes are an integral part of these combined financial statements

Poseidon Product Tankers

Combined Statement of Cash Flows

(All amounts expressed in U.S. Dollars)

		For the period from September 4, 2013 to December 31, 2013
Operating activities:
Net loss		$(1,377,156)
Adjustments to reconcile net loss to net cash provided by operating activities :
Vessels depreciation	5	1,448,056
Amortization of intangibles	6	1,472,353
Amortization of deferred financing costs		98,921
Change in fair value of financial instruments	18	(299,835)
Equity in net earnings of affiliate company	7	(506,650)
Changes in operating assets and liabilities:
Increase in:
Due from charterer		(897,436)
Prepaid expenses and other current assets		(54,565)
Inventories		(93,209)
Increase/(Decrease) in:
Accounts payable		701,863
Related party payables		1,174,248
Unearned charter revenue		1,353,150
Accrued expenses		(219,435)

Net cash provided by operating activities		$2,800,305

Cash flow from investing activities:
Additions to vessels	5	(181,112)
Acquisition of net assets of vessels	5	(39,051,515)
Increase in restricted cash	3	(35,452)

Net cash used in investing activities		$(39,268,079)

Cash flow from financing activities:
Repayment of long term debt	8	(12,479,218)
Payment of financing costs		(775,113)
Parent's contributions	12	52,500,000

Net cash provided by financing activities		$39,245,669

Net increase in cash and cash equivalents		2,777,895
Cash and cash equivalents at beginning of period		—

Cash and cash equivalents at end of period		$2,777,895

The accompanying notes are an integral part of these combined financial statements

Poseidon Product Tankers

Combined Statement of Cash Flows

(All amounts expressed in U.S. Dollars)

        Supplemental disclosure of cash flow information:

For the period from September 4, 2013 to December 31, 2013
Interest cost paid	$1,537,943
Non-cash financing activities:
Parent contribution for investment	$11,876,804
Non-cash investing activities:
Purchase of equity method investment	$11,876,804
Non-cash acquisition of net assets of vessels	$575,000
Initial vessel acquisition (Note 5)

The accompanying notes are an integral part of these combined financial statements.

Poseidon Product Tankers

Notes to the Combined Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business

        AMCI Poseidon Fund (the "Fund") established AMCI Products Limited ("APL"), on September 4, 2013 in the Republic of the Marshall Islands for the purpose of acquiring the initial acquisition of six vessels from an unrelated third party.

        On September 16, 2013, the Fund acquired, through its wholly-owned subsidiary Poseidon Product Carriers Limited, a 53.4% shareholder interest in HSM Products Limited ("HSM") from a related third party for $11.9 million. The Fund paid the sellers $11.9 million in cash for their interest in HSM equal to (1) the total equity invested by the sellers in HSM of approximately $11.4 million and (2) a 5.25% cost of carry for these amounts equal to approximately $0.5 million, from the date of the initial equity investment until the date of transfer of ownership to the Fund. Both of the sellers are related parties to the Fund, as Messrs. Mende and Molaris are each principals of the Fund. The purchase of 53.4% did not result in Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions by the Board of Directors or shareholders, including approval of the Company's business plan and annual budget or buying or selling a vessel, to be approved by a supermajority. Specifically, board resolutions require the approval of directors appointed by shareholders holding 67% of the Company's shares. Shareholder resolutions require the approval of shareholders holding 75% of the Company's shares. As a result of this transaction, the 53.4% investment in HSM is considered to be an equity method investment.

        These accompanying combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the consolidated entities of APL and the equity method investment in HSM on a combined basis as of December 31, 2013 and presented for the period from September 4, 2013 through December 31, 2013, as APL and the equity method investment in HSM are currently under common control by the Fund. The Group has no items of other comprehensive income in any period presented. APL plus the equity method investment in HSM in these financial statements shall hereafter be referred to as the "Group". Parent's Equity of the Group represents the sum of the underlying invested equity in APL and subsidiaries and the 53.4% equity ownership in HSM.

        As of December 31, 2013, the Group's current assets totaled $ 5.1 million, while current liabilities totaled $ (29.8) million, resulting in a negative working capital position of $(24.7) million. The Group's cash forecast indicates that the Group will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business (Continued)

        The Group is engaged in the marine transportation of wet and dry cargoes through the ownership and operation of five product tanker vessels and one drybulk vessel. The accompanying combined financial statements include the following entities:

Company Name	Date of Incorporation	Country of Incorporation	Vessel owned / Built	Deadweight Tonnage (in metric tons)	Delivery	Effective ownership control
AMCI Products Limited	September 4, 2013	Marshall Islands	—	—	—	100%
Poseidon Product Carriers Limited(1)	August 6, 2013	Marshall Islands	—	—	—	100%
Jeke Shipping Company Limited	July 9, 2007	Liberia	Evian/ 2002	51,200	October 2013	100%
Warhol Shipping Company Limited	July 17, 2008	Liberia	Miss Marilena/2009	50,100	October 2013	100%
Indiana R Shipping Company Limited	July 17, 2008	Liberia	UACC Shams/2009	50,100	October 2013	100%
Britto Shipping Company Limited	July 17, 2008	Liberia	Britto / 2009	50,100	October 2013	100%
Hongbo Shipping Company Limited	July 17, 2008	Liberia	Hongbo /2009	50,100	October 2013	100%
Lichtenstein Shipping Company Limited	July 17, 2008	Liberia	Lichtenstein/2009	50,100	October 2013	100%
Evian Shipping Company Limited	October 21, 2013	Marshall Islands	—	—	—	100%

(1)
Poseidon Products Carriers Limited was an inactive holding company until it acquired the 53.4% shareholder interest in HSM.

2. Significant accounting policies and estimates

Principles of Combination

        These combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control. The combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        Revenue and profits arising from transactions between companies included in these combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions among combined entities have been eliminated.

Use of Estimates

        The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an on-going basis, management evaluates the estimates and judgments, including those related uncompleted voyages, the selection of useful lives and residual values for tangible assets, vessels fair value upon initial recognition expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies and fair

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

value of assumed debt. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Foreign Currency Translation

        The functional currency of the Group is the U.S. dollar. The Group engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Group's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

        The foreign currency exchange gains/(losses) recognized in the accompanying combined statement of operations for the period from September 4, 2013 to December 31, 2013 were below $0.1 million.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and deposits held with banks and time deposits with an original maturity of three months or less.

Restricted Cash

        Restricted cash consists of amounts held in retention accounts in order to service debt and interest payments, to meet minimum liquidity required to be maintained with certain banks under the Group's borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

        As of December 31, 2013, restricted cash included $1,269,895 which related to amounts held in accounts in order to service current debt and interest payments, as required by the Group's credit facilities.

Due from charterers

        The amount shown as due from charterers includes estimated recoveries from charterers for bareboat billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There has been no provision for doubtful accounts for the period presented.

Insurance Claims

        Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period,

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

which are deemed to be collectible from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Group. All amounts are shown net of applicable deductibles. As at December 31, 2013, there were no outstanding insurance claims.

Inventories

        Inventories, which primarily consist of consumable bunkers and lubricants, valued at cost. Cost is determined by the weighted-average cost method.

        As of December 31, 2013, $93,209 solely relates to lubricants.

Prepaid Expenses and Other current assets

        Prepaid expenses relate primarily to cash paid in advance for expenses associated with running expenses and voyages. These amounts are recognized as expense over the service or voyage/charter period.

Vessels, net

        Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

        Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Group has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

        Depreciation expense is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual scrap value. The Group estimates the useful life of its vessels to be 25 years from the vessel's original construction. Scrap value is estimated by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). The Group estimates the residual value of its drybulk vessels to be $300/lwt and its tankers to be $350/lwt as it believes this level is management's best estimate.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Drydocking and Special Survey Costs

        The Group's vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies. These periodic costs are included in the accompanying combined statement of operations, as the Group applies the 'expense as incurred' method. For the period from September 4, 2013 to December 31, 2013 no drydocking costs were incurred.

Intangible Assets and Liabilities

        The Group's intangible assets and liabilities consist primarily of favorable and unfavorable charters acquired and charterers' options to purchase the vessels. When vessels are acquired with time charters attached and the charter rate on such charters is above or below the current market rates, the Group allocates the fair value to these time charters and to the options. The fair value is determined, where possible, using a third party valuation of the vessel with and without the time charter at the time of acquisition. If unavailable, the value is calculated as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then-current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition, respectively, to charter hire revenue.

Impairment of Long-lived Assets

        The Group reviews long-lived assets and certain identifiable intangibles held by the entity for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. In the event that management concludes that an impairment test is necessary, undiscounted projected net operating cash flows will be determined for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement attached to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the charter agreement attached to that vessel. Within the shipping industry, vessels can be bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group. In the evaluation of the fair value and future benefits of long-lived assets, the Group performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various assumptions including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis.

        These assumptions are based on historical trends and future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        Due to the relatively recent acquisition dates of the Company's vessels (October 2013) and the fact that the product tanker market has been relatively stable, the Company concluded that no events occurred or circumstances had changed which would indicate that the carrying amount of the asset group, including the vessel, may not be recoverable as of December 31, 2013. Accordingly, the Company was not required

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

to and did not nor perform an impairment test with respect to any of the vessels in its fleet as of December 31, 2013.

Deferred Financing Costs

        Deferred financing costs consist of fees, commissions and legal expenses incurred for obtaining new loans and loans that have been accounted for as modified and are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method.

Investments in affiliates

        Affiliates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Group records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. When the Group's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliate.

        On an annual basis, the Group evaluates its investments accounted for under the equity method for other than temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Group to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

Provisions

        The Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the probable loss can be reasonably estimated. If the Group has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Group will provide the lower amount of the range. See Note 15 "Commitments and Contingencies" for further discussion.

        The Group participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs ("back calls").

Accounting for Revenues and Voyage Expenses

        Revenue is recorded when (i) services are rendered, (ii) the Group has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Group generates revenue from time charters, bareboat charters, time charters, voyage contracts and demurrages.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

        Bareboat charter revenue is generated when the vessel owner provides the vessel to the bareboat charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance. Under this agreement, the charterer generally assumes all risk and costs of operation during the charter term. In particular, charterer is responsible for the voyage expenses, vessel operating expenses and for the management of the ship, including crewing. In this case, all voyage related costs, including vessel fuels, bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are paid by the charterer. Bareboat charter revenue is recognized when a bareboat charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

        In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. The Group is paid for the cargo transported and pays all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at December 31, 2013, we recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. The Group applies the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. The Group does not begin to recognize revenue until we have agreed a charter with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are recognized as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred.

        Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is calculated in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is measured on a pro rata basis over the length of the voyage to which it pertains. Demurrage income is recognized once the charterer agrees with the calculation.

        Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

        Unearned hire and bareboat revenue is revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by the Group. Address commissions payable to the charterer, if any, are recognized as incurred and are presented as a separate line item in revenues to arrive at Revenues, net. Brokerage commissions are recognized as incurred and recorded in voyage expenses.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Vessel Voyage Expenses

        Voyage expenses are expensed as incurred and comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions

Vessel Operating Expenses

        Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, dockage expenses, insurance, provisions, stores, spare parts and lubricants, statutory and classification expenses and other minor miscellaneous expenses.

Management fees

        Management fees expenses include management fees paid to the Empire Bulkers Limited and Empire Navigation Inc. (the "Managers") (refer to Note 9, Related Party Transactions). Pursuant to the Management Agreements with Empire Bulkers, the Manager provides commercial and technical management services to MV Evian for a daily fee of $750, with an annual rate of increase of 2% on each anniversary of the relevant agreement. The management fees charged from the Empire Bulkers do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will are settled by the vessel-owning subsidiary.

        The services provided by Empire Navigation to the remaining five vessels of the Group that are being managed by managers appointed by the bareboat charterers, consist of commercial management, accounting and supervision services in case of the sale or purchase of the vessel. The daily fee for the services rendered is $350, with an annual rate of increase of 3.00%. The management fees charged from the Empire Navigation do not cover expenses such as crew management, technical, insurance, provisions and bunkering which are being carried by the managers appointed by the bareboat charterer.

General and Administrative Expenses

        General and administrative expenses include audit and legal fees, travel expenses and other office expenses.

Derivative Financial Instruments

        Derivative financial instruments are initially recognized at fair value on the date a derivative is entered into and subsequently re-measured at their fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so on the reason for holding it. For derivatives that are designated and qualify as cash flow hedges the effective portion of the changes in the derivative's fair value is recognized in other comprehensive income whereas the remaining balance is recognized in earnings.

        If derivative instruments are not designated and do not meet the criteria for hedge accounting, changes in their fair value are recognized immediately in the combined statement of operations.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        The Group does not have any derivatives designated for hedge accounting. The Group is party to two interest rate swaps agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period.

        Changes in the fair value of these agreements are recognized immediately in the combined statement of operations within "Change in fair value and realized losses on financial instruments".

Financial Instruments

        Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

        Financial risk management:    Group's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit, interest rate and exchange risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

        Interest rate risk:    The Group is exposed to the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring vessels. These borrowings are subject to a variable borrowing rate. The Group manages the impact of interest rate changes using interest rate swaps. These swaps are anticipated to be designed as cash flow hedges of future variable rate interest payments which may or may not qualify for using hedge accounting for the changes in the fair value of those swaps. The Group's interest rates and loan repayment terms are described in Note 8.

        In addition, under the loan facilities described in Note 8, the Group is exposed to the changes in the cost of funding of the lending banks. If the banks determine there is market disruption which increases their cost of funding, the Group may be obliged to pay an interest rate higher than LIBOR. In times of uncertain banking markets, the Group may be exposed to increased interest costs due to the banks' higher cost of funding. The Group does not seek to hedge such exposures.

        Concentration of credit risk:    Credit risk is the risk that the Group may incur losses if counterparties to the Group's contracts do not pay amounts owed to the Group. Credit risk derived from financial instruments which potentially subject the Group to concentrations of credit risk include cash and cash equivalents. Although cash and cash equivalents held at financial institutions are not insured beyond statutory deposit insurance limits, the Group limits its credit risk by placing investments with major financial institutions. Additionally, the Group limits the exposure of non-performance by other contractual counterparties, such as charterers, by diversifying among creditworthy counterparties and performing periodic evaluations of the relative credit standing of the counterparties.

        During the period from September 4, 2013 to December 31, 2013, the charterers that accounted for more than 10% of the Group's net revenues were Daelim Corporation that accounted for 59.6% of revenues, Perseveranza Societa De Navigatione S.P.A. that accounted for 15.7%, UACC Inc that accounted for 12.3% of revenues and AMC Shipping Co Ltd that accounted for 10.1% of the Group's net revenues.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

3. Cash and Cash equivalents (Continued)

        Exchange rate risk:    Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Group to incur losses due to fluctuations in exchange rates, leading to a reduction in assets or an increase in liabilities. The Group's primary exposures to foreign currency exchange fluctuations are the Euro/U.S. dollar exchange rates. The Group does not actively manage its exchange rate exposure but in the future may do so through the use of forward rate agreements.

        Fair value:    The Group's financial instruments include cash and cash equivalents, trade payables and receivables and debt. Because of their short-term maturity, the carrying amounts of the Group's cash and cash equivalents and trade payables and receivables approximate their fair value. The fair value of the variable interest rate loan facilities approximate their carrying value, due to their variable interest rates.

Segment Reporting

        The Group accounts for its segments in accordance with the FASB issued guidance which establishes disclosures about segments of an enterprise and related information and requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Group's methods of internal reporting and management structure, the Group had two reportable segments: Dry Bulk Vessel Operations segment and Tanker Vessel Operation segment. On April 16, 2014, MV Evian was sold and the Group ceased to monitor operation businesses under two reportable segments since MV Evian comprised the entire Drybulk Vessel Operations segment.

3. Cash and Cash equivalents

        Cash and cash equivalents consist of the following:

December 31, 2013
Cash at banks	$2,777,895
Short term deposits	—

Total cash and cash equivalents	$2,777,895

        As of December 31, 2013, restricted cash included $1,269,895 which related to amounts held in accounts in order to service current debt and interest payments, as required by the Group's credit facilities.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

4. Due from charterers

        Due from charterers consists of the following:

December 31, 2013
Due from charterers	$885,936
Accrued voyage revenue	11,500
Less: Provision for doubtful accounts	—

Due from charterers	$897,436

        The Group does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

        The international shipping industry is highly fragmented and, as a result, there are numerous charterers. Group's assessment of a charterer's financial conditional and reliability is an important factor in negotiating employment of its vessels. The Group mainly charters its vessels to major trading houses, major producers and government—owned entities rather than to more speculative or undercapitalized entities.

5. Vessels, net

        Vessels, net of accumulated depreciation, in the accompanying combined financial statements consist of the following:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance as of September 4, 2013	$—	$—	$—
Acquisitions	159,505,456	—	159,505,456
Additions	181,112	—	181,112
Depreciation for the period from continuing operations	—	(1,283,444)	(1,283,444)
Depreciation for the period from discontinued operations	—	(164,612)	(164,612)

Balance as of December 31, 2013	$159,686,568	$(1,448,056)	$158,238,512

Acquisitions

        On October 16, 2013, APL concluded the acquisition of six vessels from an unrelated third party. The acquisition of the vessels was treated as asset acquisitions and the following table summarizes the fair value of assets acquired and liabilities assumed on October 16, 2013 for the aggregate consideration of

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

5. Vessels, net (Continued)

$39,626,515. The fair value of the vessels acquired on October 16, 2013 was determined by management with the assistance of independent brokers:

Estimated Fair Value
Vessels	$159,505,456
Intangible assets—charterers	18,050,000
Restricted cash	1,234,533
Long-term debt	(133,426,612)
Financial instruments	(1,733,190)
Intangible liability—charterer	(3,140,000)
Accrued interest payable	(863,672)

Net assets acquired	$39,626,515

Additions

        During the period from September 4, 2013 to December 31, 2013, additions to vessels amounted to $181,112. The additions relate to delivery and acquisition costs for the vessels acquired.

6. Intangible assets and liabilities

        Intangible assets and liabilities as of December 31, 2013, consist of the following:

Intangible assets	Cost	Accumulated amortization	Net Book Value
Favorable charters acquired	$18,050,000	$(1,614,231)	$16,435,769

Total	$18,050,000	$(1,614,231)	$16,435,769

Intangible liabilities	Cost	Accumulated amortization	Net Book Value
Unfavorable charters acquired	$(3,140,000)	$141,878	$(2,998,122)

Total	$(3,140,000)	$141,878	$(2,998,122)

        Amortization (expense)/income of intangible assets and liabilities:

September 4, 2013 to December 31, 2013
Intangible assets	$(1,614,231)
Intangible liabilities	$141,878

Total	$(1,472,353)

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

6. Intangible assets and liabilities (Continued)

        The aggregate amortization of above and below market charters and options for the periods subsequent to December 31 is estimated to be as follows:

	Within one year	Year two	Year three	Year four	Year five	Thereafter	Total
Intangible assets	$(6,186,815)	$(2,343,156)	$(2,349,574)	$(2,343,156)	$(2,343,156)	$(869,912)	$(16,435,769)
Intangible liabilities	$681,392	$681,392	$683,257	$681,392	$270,689	$—	$2,998,122

Total	$(5,505,423)	$(1,661,764)	$(1,666,317)	$(1,661,764)	$(2,072,467)	$(869,912)	$(13,437,647)

        Intangible assets and liabilities subject to amortization are amortized using the straight line method over their estimated residual value of zero. The weighted average useful lives are 4.1 years for favorable lease charters and 4.6 years for unfavorable lease charters.

7. Investment in affiliate

        On September 16, 2013, the Fund acquired a 53.4% shareholder interest in HSM Products Limited ("HSM") for $11.9 million. The purchase of 53.4% did not result in the Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions to be approved by 67% of all shareholders. As a result of this transaction, the 53.4% investment in HSM is considered to be an equity method investment.

        As of December 31, 2013, the unamortized difference between the carrying amount of the investment in HSM and the amount of the parent's underlying equity in net assets of HSM was $5.5 million. This difference is amortized through "Equity in net earnings of affiliate company" over the remaining life of HSM tangible assets and long-term debt.

        For the period from September 4, 2013 to December 31, 2013 equity in net earnings of an affiliate company was $0.5 million.

        As of December 31, 2013, the carrying amount of the investment in HSM accounted for under the equity method was $12.4 million.

8. Borrowings

        Long-term debt consists of the following:

December 31, 2013
Outstanding total debt	$120,947,394
Less: Current portion	(23,942,521)

Long term debt	$97,004,873

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

HSH Nordbank A.G. Facilities

Product Tanker Facility

        In connection with the initial acquisition of the six vessels (see Note 5) on October 16, 2013, APL acquired an outstanding loan facility of $ 72.6 million with HSH Nordbank A.G. ("HSH"). Warhol Shipping Company Limited ("Warhol"), Indiana R Shipping Company Limited ("Indiana") and Britto Shipping Company Limited ("Britto") amended and restated the original loan facility agreement upon acquisition. On the same date, an amount of $6.0 million was prepaid pursuant to this agreement. The remaining balance of $66.6 million is attributable to three tranches:

        Tranche A:    amounting to $21.7 million payable quarterly in arrears in 23 consecutive instalments. The amount of the instalments shall be as follows: (i) the first through second instalments in the amount of $0.56 million (ii) the third through twenty-third instalments in the amount of $0.59 million and (iii) a balloon payment of $8.2 million payable on maturity date of Tranche A together with the last instalment.

        Tranche B:    amounting to $20.0 million payable quarterly in arrears in 22 consecutive instalments. The amount of each of the instalments shall be as follows: (i) the first through second instalments in the amount of $0.49 million (ii) the third through twenty-second instalments in the amount of $0.52 million and (iii) a balloon payment of $8.63 million payable on maturity date of Tranche B together with the last instalment.

        Tranche C:    amounting to $24.9 million payable quarterly in arrears in 23 consecutive instalments. The amount of each of the instalments shall be as follows: (i) the first through third instalments in the amount of $0.59 million (ii) the fourth through twenty-third instalments in the amount of $0.63 million and (iii) a balloon payment of $10.50 million payable on maturity date of Tranche C together with the last instalment.

        The final maturity date of the credit facility is in May 2019 and each tranche of credit facility bears interest at an annual interest rate of LIBOR plus a margin of 3.0% payable quarterly in arrears. As of December 31, 2013, $65 million was outstanding under the credit facility and there were no undrawn funds available.

        Each of the borrowers may not without prior consent of the bank (i) declare or pay dividends or make any other distributions to its shareholders in excess of 70% of net income (ii) make any loans or advances to APL, the Guarantor, or (iii) transfer any of its property or assets to the Guarantor.

Bulker Facility

        In connection with the initial acquisition of the six vessels (see Note 5) on October 16, 2013, APL acquired an outstanding loan facility of $14.4 million with HSH. Jeke Shipping Company Limited ("Jeke") amended and restated the original loan facility agreement upon acquisition. On the same date an amount of $2.0 million was prepaid pursuant to this agreement. The remaining balance of $12.4 million is payable in two instalments amounting to $0.4 million and $12.0 million, respectively. The final maturity date of the credit facility is in March 2014 and the credit facility bears at an annual interest rate of LIBOR plus a margin of 3.0% payable in arrears. As of December 31, 2013, $12.4 million was outstanding under the credit facility and there were no undrawn funds available. The loan facility was fully repaid in April 2014 using the sale proceeds from the sale of the vessel (see Note 21).

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

        Also, the facility prohibits the borrower from declaring or paying dividends or distributions to its shareholders in any form whatsoever in excess of 70% of its net income per year.

DVB Bank Hongbo

        In connection with the initial acquisition of the six vessels (see Note 5), on October 16, 2013, APL acquired an outstanding loan facility of $21.6 million with DVB Bank S.E. (DVB). Hongbo Shipping Company Limted ("Hongbo") amended and restated the original loan facility agreement upon acquisition The balance of $21.6 million as at October 16, 2013, is payable as follows: (i) the first through twenty-third instalments in the amount of $0.49 million and (ii) a balloon payment of $10.3 million payable on maturity date of the credit facility together with the loan instalment. The final maturity date of the credit facility is in June 2019 and the credit facility bears interest at an annual interest rate of LIBOR plus a margin of 3.0% payable in arrears. As of December 31, 2013, $21.1 million was outstanding under the credit facility and there were no undrawn funds available.

        The facility also prohibits the borrower from paying any dividends if an event of default has occured.

Alpha Bank A.E.

        In connection with the initial acquisition of the six vessels (see Note 5), on October 16, 2013, APL acquired an outstanding loan facility of $24.8 million with Alpha Bank A.E. Lichtenstein Shipping Company Limited ("Lichtenstein") amended and restated the original loan agreement upon acquisition. On the same date, an amount of $1.5 million was prepaid pursuant to this agreement. The remaining balance of $23.3 million is payable as follows: (i) the first through fifth instalments in an amount equal to the monthly revenue of the vessel Lichtenstein minus the brokerage commissions minus the management fees minus the relevant interest amount and (ii) the sixth instalment equal to the outstanding amount of the credit facility. The final maturity date of the credit facility is in March 2014 and the credit facility bears at an annual interest rate of LIBOR plus a margin of 3.0% payable monthly in arrears. As of December 31, 2013, $22.4 million was outstanding under the credit facility and there were no undrawn funds available. On March 31, 2014, the loan facility was fully repaid via the new loan facility agreement entered Lichtenstein with DVB Bank S.E. (see Note 21).

General

        APL is the Corporate Guarantor for all the facilities above. The guarantee has the following financial covenants:

  •
  The Corporate Guarantor should maintain market adjusted net worth of not less than $5.0 million up to and including December 31, 2014, $10.0 million from January 1, 2015 through December 31, 2015 and $20.0 million from January 1, 2016 thereafter plus 80% of the gross proceeds of any equity offering by the Corporate Guarantor.

  •
  EBITDA shall exceed the aggregate amount of loan repayments and interest by 100% up to and including December 31, 2013, 105% for 2014, 120% for 2015 and 125% thereafter.

  •
  Minimum liquid funds of $0.25 million per each owned vessel up to and including December 31, 2014 and $0.35 million per each owned vessel during 2015. Thereafter, for owned vessels under

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

    bareboat charter, minimum liquid funds must be 3 months of debt service and for owned vessel not under bareboat charter, minimum liquid funds must be 3 months of debt service plus uncovered operating expenses, as defined in the relevant loan agreement.

        The collateral under the facilities above are usual and customary for a transaction of this type and include, but are not limited to the following:

  •
  First and second priority mortgages over the vessels

  •
  First and second priority assignments of the vessels' insurances, income and earnings, time charter contracts, and operating and retention accounts

  •
  First and second priority pledge of shares of the owners of the vessels

  •
  Assignment of vessel earnings.

        The Group is in compliance with its debt covenants as of December 31, 2013.

Borrowings repayment schedule

        The following table sets forth the scheduled repayments of the outstanding debt:

Year ending December 31,	HSH Nordbank A.G. Facilities	DVB Bank Hongbo	DVB Bank Lichtenstein and Alpha Bank	Total
2014	$19,284,852	$1,970,280	$2,687,389	$23,942,521
2015	7,004, 097	1,970,280	2,170,000	11,144,377
2016	7,004, 097	1,970,280	2,170,000	11,144,377
2017	7,004, 097	1,970,280	2,170,000	11,144,377
2018	7,004, 097	1,970,280	2,170,000	11,144,377
Thereafter	30,122,800	11,274,313	11,030,252	52,427,365

Long-term debt	77,424,040	21,125,713	22,397,641	120,947,394

Current portion of long term debt	(19,284,852)	(1,970,280)	(2,687,389)	(23,942,521)

Total long-term debt	$58,139,188	$19,155,433	$19,710,252	$97,004,873

        The weighted average interest rate paid from September 4, 2013 to December 31, 2013 was 3.2%.

        The following table shows the book value of the assets pledged under the credit facilities as of December 31, 2013:

Total
Vessels, net	$158,238,512
Restricted cash	$1,269,985

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

9. Related Party Transactions

Management agreements

        Each vessel-owning subsidiary of the Group has entered into management agreements with Empire Navigation for the five product tankers in the fleet and Empire Bulkers for the bulk carrier Evian. Both management companies are related parties and are jointly owned by two of our Board of Directors ("BOD") members. Under the management agreements, operations, technical, and marine services are provided to the vessels by the Managers.

        Pursuant to the management agreement with Empire Bulkers, each vessel-owning subsidiary is obligated to pay the Manager a management fee of $750 per day. On the anniversary date of each management agreement there is an increase in the daily rate by 2.0%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will be reimbursed by each vessel-owning subsidiary on an as incurred basis. The management agreements are for a period of ten years from the date signed.

        Pursuant to the management agreement with Empire Navigation, each vessel-owning subsidiary is obligated to pay the Manager a management fee of $350 per vessel, per day where the vessel is on bareboat charter, otherwise $750 per day. On the anniversary date of each management agreement there is an increase in the daily rate by 3.0%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which are settled by each vessel-owning subsidiary on an as incurred basis. The management agreements are for a period of ten years from the date signed.

        The Group recognized $134,750 of management fees from continuing operations, and $47,250 from discontinued operations which were incurred during the period from September 4, 2013 to December 31, 2013. The aforementioned management fees are included under "Management fees- related party" in the combined statements of operations.

Broker Commissions

        Carrington Shipping GmbH ("Carrington") provides the Group with broker services under each vessel charter party agreement. Carrington receives commission of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel. Carrington is controlled by a member of the Company's Board of Directors. The Group expensed $61,177 of broker commissions from continuing operations and $7,716 from discontinued operations during the period ended December 31, 2013. These fees are presented separately in the accompanying combined statements of operations under the line item "Voyage expenses—related parties".

        Related party payables consist of the following:

December 31, 2013
Empire Bulkers Limited	$915,049
Empire Navigation Inc.	199,440
Carrington Shipping Gmbh	59,759

Total	$1,174,248

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

10. Accrued Expenses

        Accrued expenses consist of the following:

December 31, 2013
Borrowings interest	$338,477
Interest on interest rate swaps	152,341
Professional fees	88,563
Broker commissions—third parties	29,452
Other	35,404

Total	$644,237

11. Accounts payable

        Accounts payable consist of the following:

December 31, 2013
Chartering brokers	$469,656
Manning agents	284,618
Other suppliers	172,477
Other	350,112

Total	$1,276,863

12. Parent Net Investment

        The financial information with respect to the Group is reflected in the individual legal entities that comprise the Group. Because the separate entities that comprise the Group were not held by a single legal entity as of December 31, 2013, Parent net investment is shown in lieu of shareholders' equity in these combined financial statements. Parent net investment represents the cumulative net investment by the Fund in the Group through that date.

        The amount shown in the accompanying combined balance sheet as Parent Contributions represents a cash contribution of $52,500,000 made by the Fund on October 11, 2013 for the acquisition of the six vessels (see Note 5).

        On September 16, 2013, the Fund acquired a 53.4% shareholder interest in HSM Products Limited ("HSM") for $11.9 million. This was accounted as non-cash Parent Contribution (see Note 7).

13. Taxes

        Under the laws of Marshall Islands and Liberia, the countries of the Company's incorporation and vessels' registration, the Group's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes. Registration and tonnage taxes have been included in Vessels' operating expenses in the accompanying combined statement of operations.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

13. Taxes (Continued)

Income tax

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the company's outstanding stock ("5 Percent Override Rule").

        The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013 taxable year, and the Group takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond Group's control that could cause the Company or its subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income.

Tonnage tax

        A tax bill that was ratified by the Greek Parliament in January 2013 and further amended in December 2013 included provisions amending the tax regime applicable to shipping activities. In particular, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax from January 1, 2013 onwards. The Greek Tonnage Tax liability burdens the ship owning company, however ship management companies are held liable for the payment of the bill during the period of exercising the management of the vessel. Hence the ship management company files the tax return and pays the respective tax on behalf of the ship owning company. The Group expensed $11,745 of Greek tonnage tax during the period from September 4, 2013 to December 31, 2013.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

14. Charter agreements

        The following table summarizes the terms under the Group's bareboat charters as of December 31, 2013:

Company	Bareboat Earliest Redelivery Date	Gross Daily Bareboat Rate
Warhol Shipping Company Limited(1)	21 Dec 2018	$11,500
Indiana R Shipping Company Limited(2)	25 May 2018	$9,000
Britto Shipping Company Limited	24 Jan 2019	$14,550
Hongbo Shipping Company Limited	11 Jun 2019	$14,550
Lichtenstein Shipping Company Limited	24 Jan 2019	$14,550

(1)
During November 2013, an agreement was reached with the charterer to terminate the bareboat charter. In return the charterer will pay $4.3 million in equal bimonthly installments for the following 2 years starting on vessel redelivery on January 4, 2014. In addition, the charterer will pay $0.4 million to cover part of the expenditure for the dry docking due in early 2014. Upon delivery she was renamed MR Pat Brown.

(2)
Charter has options to extend for periods of one year, up to a maximum of three years, at the same rate.

        As of December 31, 2014, the future minimum revenues, before brokerage commissions expected to be recognized on non-cancellable bareboat charters as of December 31, 2013 is presented in the table below. This amount does not assume any exercise of optional extension periods which are at the charterers' option.

Amount
2014	$23,668,250
2015	19,217,250
2016	19,269,900
2017	19,217,250
2018	17,237,250
2019	3,055,500

Total minimum lease revenue	$101,665,400

        In October 2013 The Group terminated the bareboat charter of the vessel Evian for a termination fee of $2,374,019. The fee has been recorded in the accompanying combined statement of operations.

15. Commitments and Contingencies

        Under the bareboat agreements for Britto, Hongbo and Lichtenstein, at the bareboat termination date, the charterers have the option to purchase the vessels for $40.0 million. The charterers must give 6 months notice prior to exercising the option. Under the UACC Shams and Miss Marilena bareboat charters, the charterers have the option to purchase the vessel at set prices during the charter. The following table

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

15. Commitments and Contingencies (Continued)

describes the purchase prices payable by the charterers for the vessel during the duration of the time charters (in USD million):

	UACC Shams(1)	Miss Marilena(2)
Strike date (UACC Shams/Miss Marilena)
May 24, 2014/ N/A	$33.00	N/A
May 24, 2015/ N/A	$32.00	N/A
May 23, 2016/ February 19, 2016	$31.00	$45.75
May 23, 2017/ February 19, 2017	$29.50	$43.75
May 23, 2018/February 19, 2018	$28.00	$41.75
May 23, 2019/February 19, 2019	$26.75	$39.50
May 22, 2020/N/A	$25.50	N/A
May 22, 2021/N/A	$24.25	N/A

(1)
The charterer has the right to purchase the vessel at any time during the charter after Year 3. If the purchase option is exercised during an option year rather than at an option year end, the purchase price is correspondingly reduced by the time elapsed during that option year.

(2)
On vessel redelivery on January 4, 2014, the bareboat charter was terminated. Upon termination of the charter, the purchase option was also terminated.

Contingencies

        The Group has not been involved in any legal proceedings which may have, or have had a material effect on its business, financial position, results of operations or liquidity, nor is the Group aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Group may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Group expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

16. Voyage and Vessel Operating Expenses

        Voyage and vessel operating expenses consist of the following:

Period from September 4, 2013 to December 31, 2013
Voyage expenses
Commissions charged by third parties	$137,947

Voyage expenses	137,947

Commissions charged by related parties	61,177

Total	$199,124

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

16. Voyage and Vessel Operating Expenses (Continued)

Period from September 4, 2013 to December 31, 2013
Vessel operating expenses
Start-up/Change of Management	94,644
Other	6,595

Vessel operating expenses	101,239

Management fees charged by related party	134,750

Total	235,989

17. Interest Expense and Finance Costs

        Interest expense and finance costs, in the accompanying combined statement of operations consist of the following:

Period from September 4, 2013 to December 31, 2013
Borrowings interest	$757,638
Deferred financing costs amortization	35,048
Other	1,628

Total	$794,314

18. Financial Instruments

        A subsidiary of APL has entered into two Interest Rate Swaps with HSH. Under the terms of the first interest rate swap, the Group pays HSH quarterly interest at a fixed rate of 4.73% and HSH pays the Group quarterly interest of LIBOR. Interest is payable based on an amortizing notional amount which, at December 31, 2013, was $14.1 million. The maturity of the swap is December 24, 2014, at which date the notional amount will have amortized to $12.4 million.

        The second interest rate swap is a contingent range accrual swap. Under the terms of the swap, HSH pays the Group quarterly interest of LIBOR on an amortizing notional amount, which was $15.9 million at December 31, 2013. The Group pays HSH quarterly interest of 5.55% less a contingent range accrual percentage on the amortizing loan amount. The contingent rate accrual is 2.5% multiplied by the number of days the USD-ISDA-Swap rate falls in the range of approximately between 2.0% and 5.0% as a fraction of the number of days in the quarter, as long as USD-ISDA-Swap Rate is fixed above 3.85% per annum. Otherwise, the contingent range accrual is 0.0%. The maturity date of the swap is February 2, 2015, at which point the notional amount of the swap is $13.9 million.

        The fair value of the swaps as of December 31, 2013 was $1,433,355 and are presented gross in the combined balance sheet. There are no offsetting asset interest rate swaps. The change in fair value of the financial instruments for the period from September 4, 2013 to December 31, 2013 was $299,835.

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

19. Fair value of financial instruments

        The carrying value and estimated fair value of the Group's financial instruments are as follows:

	December 31, 2013
	Carrying Value	Fair Value
Cash and cash equivalents	$2,777,895	$2,777,895
Restricted cash	$1,269,985	$1,269,985
Due from charterers, net	$897,436	$897,436
Accounts payable	$1,276,863	$1,276,863
Related party payables	$1,174,248	$1,174,248
Long term debt	$120,947,394	$120,947,394
Financial instruments	$1,433,355	$1,433,355

        The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The restricted cash balance includes unencumbered liquid assets that are readily convertible into cash. The carrying amounts of accounts receivable and accounts payable approximate their fair value because of their short term maturity. The carrying amount of the long term debt approximates its fair value.

Fair Value Measurements

        Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

        Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

        Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of December 31, 2013.

        The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$2,777,895	$2,777,895	$—	$—
Restricted cash	$1,269,985	$1,269,985	$—	$—
Long term debt	$120,947,394	$—	$120,947,394	$—

        The following table presents the Group's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Financial instruments	$1,433,355	$—	$1,433,355	$—

        The fair value of the Group's interest rate cap derivative instrument is determined using a discounted cash flow approach based on forward market labor rates and their volatility. Forward market labor rates

Poseidon Product Tankers

Notes to the Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

19. Fair value of financial instruments (Continued)

are corroborated by observable market data at commonly quoted intervals of the full term of the cap and therefore are considered Level 2 items in accordance with the fair value hierarchy.

20. Discontinued Operations

        From the beginning of its operations, the Group owned one drybulk carrier, the MV Evian that represented the Group's dry bulk business. On April 16, 2014 MV Evian was sold to an unrelated third party and the company ceased to monitor operations business under two reportable segments. The Group determined that the Drybulk Business met the requirements of Accounting Standards Codification Subtopic 205-20, Discontinued Operations and, accordingly, the Drybulk Business is reflected as discontinued operations in the Group's combined statements of operations for the period presented. For the period from September 4, 2013 to December 31, 2013, the Group reclassified to discontinued operations $0.7 million of revenues, net, $(0.5) million of operating expenses, $(0.1) million of voyage expenses, $(0.2) million of depreciation expense, $(2.4) million of charter party termination loss, $(0.05) million of management fees and $(0.1) million of interest expense, based on actual expenses incurred by the subsidiary that owned the vessel that was disposed of.

        The following table represents the revenues and net loss from discontinued operations:

Period from September 4, 2013 to December 31, 2013
Revenues, net	$689, 243
Net loss from discontinued operations	(2,654,826)

21. Subsequent Events

        On March 31, 2014, Lichtenstein entered into a loan agreement with DVB Bank S.E. for a loan facility of up to $21.7 million. The purpose of the facility is to repay the outstanding debt under the Alpha Bank A.E. facility. After drawdown, the loan is repayable in 20 consecutive quarterly installments of approximately $0.5 million, together with a balloon installment of $10.8 million payable together with the final installment.

        The loan bears interest of LIBOR plus a margin of 3.25% if the fair market value of Lichtenstein is equal to or over 50% of the loan outstanding. The margin drops to 3.0% should the fair market value of the vessel drop to less than 50% of the loan outstanding.

        On April 16, 2014 Evian was sold to a third party for a total consideration of $12.30 million, which resulted in a net loss of $1,822 thousand. From the proceeds of the sale of the vessel the outstanding amount of the loan facility was fully repaid.

POSEIDON PRODUCT TANKERS

CONDENSED COMBINED FINANCIAL STATEMENTS

Poseidon Product Tankers

Condensed Combined Balance Sheet

(All amounts expressed in U.S. Dollars)

		June 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	3	$3,796,042	$2,777,895
Restricted cash	3	489,704	1,269,985
Due from charterers	4	—	897,436
Inventories		43,550	93,209
Related party receivables	9	860,081	—
Prepaid expenses and other current assets		100,458	54,565
Note receivable	14	2,134,893	—

Total current assets		7,424,728	5,093,090

Non-current assets:
Vessels, net	5	141,155,169	158,238,512
Deferred financing costs, net		999,307	676,192
Investment in affiliate	7	13,513,336	12,383,454
Intangible assets	6	11,430,162	16,435,769
Note receivable	14	943,671	—
Other assets		781,828	—

Total non-current assets		168,823,473	187,733,927

Total Assets		$176,248,201	$192,827,017

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	8	$11,144,377	$23,942,521
Accounts payable	11	1,470,457	1,276,863
Unearned charter revenue		1,353,150	1,353,150
Related party payables	9	855,093	1,174,248
Financial instruments	18	734,063	1,367,855
Accrued expenses	10	1,028,953	644,237

Total current liabilities		16,586,093	29,758,874

Non-current liabilities:
Long-term debt	8	91,794,932	97,004,873
Intangible liabilities	6	2,660,227	2,998,122
Financial instruments	18	—	65,500

Total non-current liabilities		94,455,159	100,068,495

Total liabilities		111,041,252	129,827,369

Commitments and contingencies
Parent net investment	12	65,206,949	62,999,648

Total Liabilities and Parent Net Investment		$176,248,201	$192,827,017

The accompanying notes are an integral part of these condensed combined financial statements.

Poseidon Product Tankers

Condensed Combined Statement of Operations

(All amounts expressed in U.S. Dollars)

		For the six month period ended June 30, 2014 (unaudited)
Revenues, net		$10,971,851
Operating expenses:
Vessel operating expenses	16	1,334,327
Voyage expenses—related parties	9	149,045
Voyage expenses	16	355,016
Management fees—related parties	9	387,950
General and administrative expenses		108,052
Drydocking costs		420,332
Vessels depreciation	5	3,056,619

Total expenses		5,811,341

Operating income		$5,160,510

Other (expenses) / income:
Interest expense and finance costs	17	(1,836,425)
Interest income		170,880
Other, net		(7,753)
Change in fair value and realized losses on financial instruments		(21,718)

Total other (expenses), net		(1,695,016)

Equity in net earnings of affiliate company	7	1,129,882

Net income from continuing operations		4,595,376

Net loss from discontinued operations	20	(2,388,075)

Net income		$2,207,301

The accompanying notes are an integral part of these condensed combined financial statements.

Poseidon Product Tankers

Condensed Combined Statement of Changes in Parent Net Investment

(All amounts expressed in U.S. Dollars)

		Net Parent Investment
Balance as of September 4, 2013		$—

Parent Contributions	12	52,500,000
Non-cash Parent Contribution	12	11,876,804
Net loss		(1,377,156)

Balance as of December 31, 2013		$62,999,648

Net income		2,207,301

Balance as of June 30, 2014 (unaudited)		$65,206,949

Poseidon Product Tankers

Condensed Combined Statement of Cash Flows

(All amounts expressed in U.S. Dollars)

		For the six month period ended June 30, 2014 (unaudited)
Operating activities:
Net income		$2,207,301
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessels depreciation	5	3,286,209
Loss on sale of vessel		1,716,788
Amortization of intangibles	6	922,306
Amortization of note receivable discount		(170,658)
Amortization of deferred financing costs		136,404
Change in fair value of financial instruments	18	(699,293)
Equity in net earnings of affiliate company	7	(1,129,882)
Changes in operating assets and liabilities:
(Increase) / Decrease in:
Due from charterer		897,436
Note receivable		945,000
Prepaid expenses and other current assets		(45,893)
Inventories		49,659
Related party receivables		(860,081)
Other assets		(781,828)
Increase / (Decrease) in:
Accounts payable		368,594
Related party payables		(319,155)
Accrued expenses		277,216

Net cash provided by operating activities		$6,800,123

Cash flow from investing activities:
Acquisition of net assets of vessels		(175,000)
Proceeds from sale of vessel		12,080,347
Decrease in restricted cash	3	780,281

Net cash provided by investing activities		$12,685,628

Cash flow from financing activities:
Repayment of long term debt	8	(39,708,085)
Proceeds from long-term debt		21,700,000
Payment of financing costs		(459,519)

Net cash used in financing activities		$(18,467,604)

Net increase in cash and cash equivalents		1,018,147
Cash and cash equivalents at beginning of period		2,777,895

Cash and cash equivalents at end of period		$3,796,042

Supplemental disclosure of cash flow information:
Interest cost paid		$2,702,989

The accompanying notes are an integral part of these condensed combined financial statements.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business

        AMCI Poseidon Fund (the "Fund") established AMCI Products Limited ("APL"), on September 4, 2013 in the Republic of the Marshall Islands for the purpose of the initial acquisition of six vessels from an unrelated third party.

        On September 16, 2013, the Fund acquired, through its wholly-owned subsidiary Poseidon Product Carriers Limited, a 53.4% shareholder interest in HSM Products Limited ("HSM") from a related third party for $11.9 million. The Fund paid the sellers—AMCI and Gallery $11.9 million in cash for their interest in HSM equal to (1) the total equity invested by Gallery and AMCI in HSM of approximately $11.4 million and (2) a 5.25% cost of carry for these amounts equal to approximately $0.5 million, from the date of the initial equity investment until the date of transfer of ownership to the Fund. Both AMCI and Gallery are related parties to the Fund, as the ultimate beneficial shareholders of each company are each principals of the Fund. The purchase of 53.4% did not result in Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions by the Board of Directors or shareholders ,including approval of the Company's business plan and annual budget or buying or selling a vessel, to be approved by a supermajority. Specifically, board resolutions require the approval of directors appointed by shareholders holding 67% of the Company's shares. Shareholder resolutions require the approval of shareholders holding 75% of the Company's shares. As a result of this transaction, the 53.4% investment in HSM is considered to be an equity method investment.

        These accompanying condensed combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the consolidated entities of APL and the equity method investment in HSM on a condensed combined basis as of June 30, 2014 and December 31, 2013 and presented for the six month period ended June 30, 2014, as APL and the equity method investment in HSM are currently under common control by the Fund. The Group has no items of other comprehensive income in any period presented. APL plus the equity method investment in HSM in these financial statements shall hereafter be referred to as the "Group". Parent's Equity of the Group represents the sum of the underlying invested equity in APL and subsidiaries and the 53.4% equity ownership in HSM.

        In the opinion of management, the accompanying condensed combined financial statements (unaudited) of the Group and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Group's condensed combined financial position as of June 30, 2014, the condensed combined results of operations for the six months ended June 30, 2014 and the condensed combined cash flows for the six months ended June 30, 2014. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the combined financial statements and related notes included in the Group's annual financial statements for the period from September 3, 2013 to December 31, 2013. The results of operations for the six months ended June 30, 2014, are not necessarily indicative of the results to be expected for the full year. The year-end condensed combined balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        As of June 30, 2014, the Group's current assets totaled $7.4 million, while current liabilities totaled $(16.6) million, resulting in a negative working capital position of $(9.2) million. The Group's cash forecast indicates that the Group will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on indebtness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

1. Basis of presentation and description of business (Continued)

        The Group is engaged in the marine transportation of wet cargoes through the ownership and operation of five product tanker vessels. Through April 16, 2014 the Group operated one drybulk vessel. The accompanying condensed combined financial statements include the following entities:

Company Name	Date of Incorporation	Country of Incorporation	Vessel owned / Built	Deadweight Tonnage (in metric tons)	Delivery	Effective ownership control
AMCI Products Limited	September 4, 2013	Marshall Islands	—	—	—	100%
Poseidon Product Carriers Limited(3)	August 6, 2013	Marshall Islands	—	—	—	100%
Jeke Shipping Company Limited(1)	July 9, 2007	Liberia	—	—	—	100%
Warhol Shipping Company Limited(2)	July 17, 2008	Liberia	MR Pat Brown / 2009	50,100	October 2013	100%
Indiana R Shipping Company Limited	July 17, 2008	Liberia	UACC Shams / 2009	50,100	October 2013	100%
Britto Shipping Company Limited	July 17, 2008	Liberia	Britto / 2009	50,100	October 2013	100%
Hongbo Shipping Company Limited	July 17, 2008	Liberia	Hongbo / 2009	50,100	October 2013	100%
Lichtenstein Shipping Company Limited	July 17, 2008	Liberia	Lichtenstein / 2009	50,100	October 2013	100%
Evian Shipping Company Limited	October 21, 2013	Marshall Islands	—	—	—	100%

(1)
On April 16, 2014, Evian was sold to an unrelated third party.

(2)
On January 4, 2014, Miss Marilena was renamed to MR Pat Brown.

(3)
Poseidon Product Carriers Limited was an inactive holding company until it acquired the 53.4% shareholder interest in HSM.

2. Significant accounting policies and estimates

Principles of Combination

        These condensed combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control. The condensed combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        Revenue and profits arising from transactions between companies included in these condensed combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions among combined entities have been eliminated.

Use of Estimates

        The preparation of the condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed combined financial statements and the reported amounts of revenues and expenses during the reporting period.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        On an on-going basis, management evaluates the estimates and judgments, including those related uncompleted voyages, the selection of useful lives and residual values for tangible assets, vessels fair value upon initial recognition expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies and fair value of assumed debt. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Foreign Currency Translation

        The functional currency of the Group is the U.S. dollar. The Group engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Group's wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

        The foreign currency exchange gains / (losses) recognized in the accompanying condensed combined statement of operations for the six month period ended June 30, 2014 were below $0.1 million.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and deposits held with banks and time deposits with an original maturity of three months or less.

Restricted Cash

        Restricted cash consists of amounts held in retention accounts in order to service debt and interest payments, to meet minimum liquidity required to be maintained with certain banks under the Group's borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

        As of June 30, 2014 and December 31, 2013, restricted cash included $489,704 and $1,269,895 which related to amounts held in accounts in order to service current debt and interest payments, as required by the Group's credit facilities.

Due from charterers

        The amount shown as due from charterers includes estimated recoveries from charterers for bareboat billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There has been no provision for doubtful accounts for the period presented.

Insurance Claims

        Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through each reported period, which are deemed to be collectible from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels' insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Group. All amounts are shown net of applicable deductibles. As at June 30, 2014 and December 31, 2013, there were no outstanding insurance claims.

Inventories

        Inventories, which primarily consist of consumable bunkers and lubricants, valued at cost. Cost is determined by the weighted-average cost method.

        As of June 30, 2014 and December 31, 2013, $43,551 and $93,209, respectively, solely relate to lubricants.

Prepaid Expenses and Other current assets

        Prepaid expenses relate primarily to cash paid in advance for expenses associated with running expenses and voyages. These amounts are recognized as expense over the service or voyage / charter period.

Vessels, net

        Vessels are stated at cost, less accumulated depreciation. The cost of vessels consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred. Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise, these are treated as purchase of assets. Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Group has acquired certain vessels in the secondhand market, all of which were considered to be acquisitions of assets.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        Depreciation expense is calculated using the straight-line method over the useful life of the vessel, after considering the estimated residual scrap value. The Group estimates the useful life of its vessels to be 25 years from the vessel's original construction. Scrap value is estimated by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). The Group estimates the residual value of its drybulk vessels to be $300 / lwt and its tankers to be $350 / lwt as it believes this level is management's best estimate.

Drydocking and Special Survey Costs

        The Group's vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies. These periodic costs are included in the accompanying condensed combined statement of operations, as the Group applies the 'expense as incurred' method. For the six month period ended June 30, 2014, drydocking costs expensed were $420,332.

Intangible Assets and Liabilities

        The Group's intangible assets and liabilities consist primarily of favorable and unfavorable charters acquired and charterers' options to purchase the vessels. When vessels are acquired with time charters attached and the charter rate on such charters is above or below the current market rates, the Group allocates the fair value to these time charters and to the options. The fair value is determined, where possible, using a third party valuation of the vessel with and without the time charter at the time of acquisition. If unavailable, the value is calculated as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then-current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition, respectively, to charter hire revenue.

Impairment of Long-lived Assets

        The Group reviews long-lived assets and certain identifiable intangibles held by the entity for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. In the event that management concludes that an impairment test is necessary, undiscounted projected net operating cash flows will be determined for each asset group (consisting of the individual vessel and the intangible with respect to the charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the charter agreement attached to that vessel. Within the shipping industry, vessels can be bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group. In the evaluation of the fair value and future benefits of long-lived assets, the Group performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various assumptions including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis. These assumptions are based on historical

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

trends and future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

        Due to the relatively recent acquisition dates of the vessels (October 2013) and the fact that the product tanker market has been relatively stable, the Company concluded that no events occurred or circumstances had changed, which would indicate that the carrying amount of the asset group, including the vessel, may not be recoverable as of June 30, 2014. Accordingly, the Company was not required to and did not perform an impairment test with respect to any of the vessels in its fleet as of June 30, 2014.

Deferred Financing Costs

        Deferred financing costs consist of fees, commissions and legal expenses incurred for obtaining new loans and loans that have been accounted for as modified and are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method.

Investments in affiliates

        Affiliates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Group records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. When the Group's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliate.

        The Group evaluates its investments accounted for under the equity method for other than temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Group to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

Provisions

        The Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the probable loss can be reasonably estimated. If the Group has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Group will provide the lower amount of the range. See Note 15 "Commitments and Contingencies" for further discussion.

        The Group participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs ("back calls").

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

Accounting for Revenues and Voyage Expenses

        Revenue is recorded when (i) services are rendered, (ii) the Group has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Group generates revenue from bareboat charters, time charters, voyage contracts and demurrages.

        Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers' disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

        Bareboat charter revenue is generated when the vessel owner provides the vessel to the bareboat charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance. Under this agreement, the charterer generally assumes all risk and costs of operation during the charter term. In particular, the charterer is responsible for the voyage expenses, vessel operating expenses and for the management of the ship, including crewing. In this case, all voyage related costs, including vessel fuels, bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are paid by the charterer. Bareboat charter revenue is recognized when a bareboat charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

        In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. The Group is paid for the cargo transported and pays all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at June 30, 2014, the Group recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. The Group applies the "discharge to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. The Group does not begin to recognize revenue until we have agreed a charter with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are recognized as incurred. Vessel operating expenses for both voyage and time charters are expensed as incurred.

        Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is calculated in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is measured on a pro rata basis over the length of the voyage to which it pertains. Demurrage income is recognized once the charterer agrees with the calculation.

        Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        Unearned hire and bareboat revenue is revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and is recognized as income when earned. Commissions (address and brokerage), regardless of charter type, are always paid by the Group. Address commissions payable to the charterer, if any, are recognized as incurred and are presented as a separate line item in revenues to arrive at Revenues, net. Brokerage commissions are recognized as incurred and recorded in voyage expenses.

Vessel Voyage Expenses

        Voyage expenses are expensed as incurred and comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions

Vessel Operating Expenses

        Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, dockage expenses, insurance, provisions, stores, spare parts and lubricants, statutory and classification expenses and other minor miscellaneous expenses.

Management fees

        Management fees expenses include management fees paid to the Empire Bulkers Limited and Empire Navigation Inc. (the "Managers") (refer to Note 9, Related Party Transactions). Pursuant to the Management Agreements with Empire Bulkers, the Manager provides commercial and technical management services to MV Evian for a daily fee of $750, with an annual rate of increase of 2% on each anniversary of the relevant agreement. The management fees charged from the Empire Bulkers do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will are settled by the vessel-owning subsidiary.

        The services provided by Empire Navigation to the remaining five vessels of the Group that are being managed by managers appointed by the bareboat charterers, consist of commercial management, accounting and supervision services in case of the sale or purchase of the vessel. The daily fee for the services rendered is $350, with an annual rate of increase of 3.00%. The management fees charged from the Empire Navigation do not cover expenses such as crew management, technical, insurance, provisions and bunkering which are being carried by the managers appointed by the bareboat charterer.

General and Administrative Expenses

        General and administrative expenses include audit and legal fees, travel expenses and other office expenses.

Derivative Financial Instruments

        Derivative financial instruments are initially recognized at fair value on the date a derivative is entered into and subsequently re-measured at their fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

hedging relationship and if so on the reason for holding it. For derivatives that are designated and qualify as cash flow hedges the effective portion of the changes in the derivative's fair value is recognized in other comprehensive income whereas the remaining balance is recognized in earnings.

        If derivative instruments are not designated and do not meet the criteria for hedge accounting, changes in their fair value are recognized immediately in the condensed combined statement of operations.

        The Group does not have any derivatives designated for hedge accounting. The Group is party to two interest rate swaps agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period.

        Changes in the fair value of these agreements are recognized immediately in the condensed combined statement of operations within "Change in Fair value and realized losses on financial instruments".

Financial Instruments

        Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities, note receivable and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

        Financial risk management:    Group's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit, interest rate and exchange risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

        Interest rate risk:    The Group is exposed to the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring vessels. These borrowings are subject to a variable borrowing rate. The Group manages the impact of interest rate changes using interest rate swaps. These swaps are anticipated to be designed as cash flow hedges of future variable rate interest payments which may or may not qualify for using hedge accounting for the changes in the fair value of those swaps. The Group's interest rates and loan repayment terms are described in Note 8.

        In addition, under the loan facilities described in Note 8, the Group is exposed to the changes in the cost of funding of the lending banks. If the banks determine there is market disruption which increases their cost of funding, the Group may be obliged to pay an interest rate higher than LIBOR. In times of uncertain banking markets, the Group may be exposed to increased interest costs due to the banks' higher cost of funding. The Group does not seek to hedge such exposures.

        Concentration of credit risk:    Credit risk is the risk that the Group may incur losses if counterparties to the Group's contracts do not pay amounts owed to the Group. Credit risk derived from financial instruments which potentially subject the Group to concentrations of credit risk include the note receivable and cash and cash equivalents. Although cash and cash equivalents held at financial institutions are not insured beyond statutory deposit insurance limits, the Group limits its credit risk by placing investments with major financial institutions. Additionally, the Group limits the exposure of non-performance by other contractual counterparties, such as charterers, by diversifying among creditworthy counterparties and performing periodic evaluations of the relative credit standing of the counterparties.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

        During the six month period ended June 30, 2014, the charterers that accounted for more than 10% of the Group's net revenues were Daelim Corporation, which accounted for 58.1% of revenues, Stena Weco, which accounted for 20%, and UACC Inc, which accounted for 17%, of the Group's net revenues.

Segment Reporting

        Exchange rate risk:    Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Group to incur losses due to fluctuations in exchange rates, leading to a reduction in assets or an increase in liabilities. The Group's primary exposures to foreign currency exchange fluctuations are the Euro/U.S. dollar exchange rates. The Group does not actively manage its exchange rate exposure but in the future may do so through the use of forward rate agreements.

        Fair value:    The Group's financial instruments include cash and cash equivalents, the note receivable, trade payables and receivables and debt. Because of their short-term maturity, the carrying amounts of the Group's cash and cash equivalents and trade payables and receivables approximate their fair value. The fair value of the variable interest rate loan facilities approximate their carrying value, due to their variable interest rates. The fair value of the note receivable approximates its carrying value and was determined based on available information relating to the counterparty and the maturity of the note.

        The Group accounts for its segments in accordance with the FASB issued guidance which establishes disclosures about segments of an enterprise and related information and requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Group's methods of internal reporting and management structure, the Group had two reportable segments: Dry Bulk Vessel Operations segment and Tanker Vessel Operation segment. On April 16, 2014, MV Evian was sold and the Group ceased to monitor operations business under two reportable segments since MV Evian composed the entire Dry Bulk Vessel Operations segment.

Adoption of new Accounting Standards

        The FASB issued ASU 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt ASU 2014-08 effective January 1, 2015

        The FASB issued ASU 2014-09 "Revenue from Contracts with Customers" clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

2. Significant accounting policies and estimates (Continued)

allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

3. Cash and Cash equivalents

        Cash and cash equivalents consist of the following:

	June 30, 2014	December 31, 2013
Cash at banks	$3,796,042	$2,777,895

Total cash and cash equivalents	$3,796,042	$2,777,895

        As of June 30, 2014 and December 31, 2013, restricted cash included $489,704 and $1,269,895 respectively, which related to amounts held in accounts in order to service current debt and interest payments, as required by the Group's credit facilities.

4. Due from charterers

        Due from charterers consists of the following:

	June 30, 2014	December 31, 2013
Due from charterers	$—	$885,936
Accrued voyage revenue	—	11,500
Less: Provision for doubtful accounts	—	—

Due from charterers, net	$—	$897,436

        The Group does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

        The international shipping industry is highly fragmented and, as a result, there are numerous charterers. Group's assessment of a charterer's financial conditional and reliability is an important factor in negotiating employment of its vessels. The Group mainly charters its vessels to major trading houses, major producers and government-owned entities rather than to more speculative or undercapitalized entities.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

5. Vessels, net

        Vessels, net of accumulated depreciation, in the accompanying condensed combined financial statements consist of the following:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance as of September 4, 2013	$—	$—	$—
Acquisitions	159,505,456	—	159,505,456
Additions	181,112	—	181,112
Depreciation for the period	—	(1,448,056)	(1,448,056)

Balance as of December 31, 2013	$159,686,568	$(1,448,056)	$158,238,512

Depreciation for the period from continuing operations	—	(3,056,619)	(3,056,619)
Depreciation for the period from discontinued operations	—	(229,590)	(229,590)
Disposals from discontinued operations	(14,191,336)	394,202	(13,797,134)

Balance as of June 30, 2014	$145,495,232	$(4,340,063)	$(141,155,169)

Acquisitions

        On October 16, 2013, APL concluded the acquisition of six vessels from an unrelated third party. The acquisition of the vessels was treated as asset acquisitions and the following table summarizes the fair value of assets acquired and liabilities assumed on October 16, 2013 for the aggregate consideration of $39,626,515. The fair value of the vessels acquired on October 16, 2013 was determined by management with the assistance of two independent brokers:

Estimated Fair Value
Vessels	$159,505,456
Intangible assets—charterers	18,050,000
Restricted cash	1,234,533
Long-term debt	(133,426,612)
Financial instruments	(1,733,190)
Intangible liability—charterer	(3,140,000)
Accrued interest payable	(863,672)

Net assets acquired	$39,626,515

Additions

        During the period from September 4, 2013 to December 31, 2013, additions to vessels amounted to $181,112. The additions relate to delivery and acquisition costs for the vessels acquired. During the period from January 1, 2014 to June 30, 2014 there were no additions to vessels.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

5. Vessels, net (Continued)

Disposals

        On April 16, 2014, Evian was sold to an unrelated third party. The gross sale price was $12.3 million, and the net proceeds were $12.1 million which resulted in a loss on sale of $1.7 million which was recorded in the results of discontinued operations. Out of the net proceeds, $12.0 million was used to repay the outstanding principal corresponding to the vessel loan facility.

6. Intangible assets and liabilities

        Intangible assets and liabilities as of June 30, 2014 and December 31, 2013, consist of the following:

Intangible assets	Cost	Accumulated amortization	Net Book Value
Favorable charters acquired	$18,050,000	$(1,614,231)	$16,435,769

Balance as of December 31, 2013	$18,050,000	$(1,614,231)	$16,435,769

Intangible asset write off (Note 14)	(4,970,000)	1,224,594	(3,745,406)
Amortization for the period from continuing operations	—	(1,260,201)	(1,260,201)

Balance as of June 30, 2014	$13,080,000	$(1,649,838)	$11,430,162

Intangible liabilities	Cost	Accumulated amortization	Net Book Value
Unfavorable charters acquired	$(3,140,000)	$141,878	$(2,998,122)

Balance as of December 31, 2013	$(3,140,000)	$141,878	$(2,998,122)

Amortization for the period from continuing operations	—	337,895	337,895

Balance as of June 30, 2014	$(3,140,000)	$479,773	$2,660,227

        Amortization (expense) / income of intangible assets and liabilities:

June 30, 2014
Intangible assets	$1,260,201
Intangible liabilities	(337,895)

Total	$992,306

        The aggregate amortization of above and below market charters and options for the periods subsequent to June 30 is estimated to be as follows:

	Within one year	Year two	Year three	Year four	Year five	Thereafter	Total
Intangible assets	$(2,343,155)	$(2,349,575)	$(2,343,155)	$(2,343,155)	$(1,981,739)	$(69,383)	$(11,430,162)
Intangible liabilities	681,391	683,258	681,391	614,187	—	—	2,660,227

Total	$(1,661,764)	$(1,666,317)	$(1,661,764)	$(1,728,968)	$(1,981,739)	$(69,383)	$(8,769,935)

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

6. Intangible assets and liabilities (Continued)

        Intangible assets and liabilities subject to amortization are amortized using the straight line method over the estimated residual value of zero. The weighted average useful lives are 5.6 years for favorable lease charters and 4.6 years for unfavorable lease charters.

7. Investment in affiliate

        On September 16, 2013, the Fund acquired a 53.4% shareholder interest in HSM Products Limited ("HSM") for $11.9 million. The Fund paid the sellers—AMCI and Gallery $11.9 million in cash for their interest in HSM equal to (1) the total equity invested by Gallery and AMCI in HSM of approximately $11.4 million and (2) a 5.25% cost of carry for these amounts equal to approximately $0.5 million, from the date of the initial equity investment until the date of transfer of ownership to the Fund. Both AMCI and Gallery are related parties to the Fund, as the ultimate beneficial shareholders of each company are each principals of the Fund. The purchase of 53.4% did not result in the Fund obtaining control of HSM as there is a shareholder agreement that requires key voting decisions to be approved by 67% of all shareholders. As a result of this transaction, the 53.4% investment in HSM is considered to be an equity method investment.

        The difference between the carrying amount of the investment in HSM and the amount of the parent's underlying equity net assets by HSM is amortized through "Equity in net earnings of affiliate company" over the remaining life of HSM tangible assets and long-term debt.

        For the six month period ended June 30, 2014 equity, in net earnings of an affiliate company was $1.1 million.

        As of June 30, 2014 and December 31, 2013, the carrying amount of the investment in HSM accounted for under the equity method was $13.5 million and $12.4 million, respectively.

8. Borrowings

        Long-term debt consists of the following:

	June 30, 2014	December 31, 2013
Outstanding total debt	$102,939,309	$120,947,394
Less: Current portion	(11,144,376)	(23,942,521)

Long term debt	$91,794,933	$97,004,873

HSH Nordbank A.G. Facilities

Product Tanker Facility

        In connection with the initial acquisition of the six vessels (see Note 5) on October 16, 2013, APL acquired an outstanding loan facility of $72.6 million with HSH Nordbank A.G. ("HSH"). Warhol Shipping Company Limited ("Warhol"), Indiana R Shipping Company Limited ("Indiana") and Britto Shipping Company Limited ("Britto") amended and restated the original loan facility agreement upon

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

acquisition. On the same date, an amount of $6.0 million was prepaid pursuant to this agreement. The remaining balance of $66.6 million is attributable to three tranches:

        Tranche A:    amounting to $21.7 million payable quarterly in arrears in 23 consecutive instalments. The amount of the instalments shall be as follows: (i) the first through second instalments in the amount of $0.56 million, (ii) the third through twenty-third instalments in the amount of $0.59 million, and (iii) a balloon payment of $8.2 million payable on maturity date of Tranche A together with the last instalment.

        Tranche B:    amounting to $20.0 million payable quarterly in arrears in 22 consecutive instalments. The amount of the instalments shall be as follows: (i) the first through second instalments in the amount of $0.49 million, (ii) the third through twenty-second instalments in the amount of $0.52 million, and (iii) a balloon payment of $8.63 million payable on maturity date of Tranche B together with the last instalment.

        Tranche C:    amounting to $24.9 million payable quarterly in arrears in 23 consecutive instalments. The amount of the instalments shall be as follows: (i) the first through third instalments in the amount of $0.59 million, (ii) the fourth through twenty-third instalments in the amount of $0.63 million, and (iii) a balloon payment of $10.50 million payable on maturity date of Tranche C together with the last instalment.

        The final maturity date of the credit facility is in May 2019 and each tranche of credit facility bears interest at an annual interest rate of LIBOR plus a margin of 3.0% payable quarterly in arrears. As of June 30, 2014, $61.6 million was outstanding under the credit facility and there were no undrawn funds available.

        Each of the borrowers may not without prior consent of the bank (i) declare or pay dividends or make any other distributions to its shareholders in excess of 70% of net income (ii) make any loans or advances to APL, the Guarantor, or (iii) transfer any of its property or assets to the Guarantor.

        The facility is subject to a semi-annual cash sweep at an amount equal to 50% of free cash flow as defined in the agreement and applied against the then outstanding debt as a prepayment. The cash sweep rises to 100% of free cash flow if Warhol, Indiana and Britto are not in compliance with the asset maintenance clause. For the 6 months period ended 30 June 2014, no cash sweep was made.

Bulker Facility

        In connection with the initial acquisition of the six vessels (see Note 5) on October 16, 2013, APL acquired an outstanding loan facility of $14.4 million with HSH. Jeke Shipping Company Limited ("Jeke") amended and restated the original loan facility agreement upon acquisition. On the same date an amount of $2.0 million was prepaid pursuant to this agreement. The remaining balance of $12.4 million is payable in two instalments amounting to $0.4 million and $12.0 million, respectively. The final maturity date of the credit facility is in March 2014 and the credit facility bears at an annual interest rate of LIBOR plus a margin of 3.0% payable in arrears. As of December 31, 2013, $12.4 million was outstanding under the credit facility and there were no undrawn funds available. The loan facility was fully repaid in April 2014 using the sale proceeds from the sale of the vessel (see Note 5).

        Also, the facility prohibits the borrower from declaring or paying dividends or distributions to its shareholders in any form whatsoever in excess of 70% of its net income per year.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

DVB Bank S.E.

        In connection with the initial acquisition of the six vessels (see Note 5), on October 16, 2013, APL acquired an outstanding loan facility of $21.6 million with DVB Bank S.E. (DVB). Hongbo Shipping Company Limted ("Hongbo") amended and restated the original loan facility agreement upon acquisition. The balance of $21.6 million as at October 16, 2013, is payable as follows: (i) the first through twenty-third instalments in the amount of $0.49 million and (ii) a balloon payment of $10.3 million payable on maturity date of the credit facility together with the loan instalment. The final maturity date of the credit facility is in June 2019 and the credit facility bears interest at an annual interest rate of LIBOR plus a margin of 3.0% payable in arrears. As of June 30, 2014, $20.1 million was outstanding under the credit facility and there were no undrawn funds available.

        The facility also prohibits the borrower from paying any dividends if an event of default has occurred.

Alpha Bank A.E.

        In connection with the initial acquisition of the six vessels (see Note 5), on October 16, 2013, APL acquired an outstanding loan facility of $24.8 million with Alpha Bank A.E. Lichtenstein Shipping Company Limited ("Lichtenstein") amended and restated the original loan agreement upon acquisition. On the same date, an amount of $1.5 million was prepaid pursuant to this agreement. The remaining balance of $23.3 million is payable as follows: (i) the first through fifth instalments in an amount equal to the monthly revenue of the vessel Lichtenstein minus the brokerage commissions minus the management fees minus the relevant interest amount and (ii) the sixth instalment equal to the outstanding amount of the credit facility. The final maturity date of the credit facility is in March 2014 and the credit facility bears at an annual interest rate of LIBOR plus a margin of 3.0% payable monthly in arrears. On March 31, 2014, the loan facility was fully repaid via the new loan facility agreement entered Lichtenstein with DVB Bank S.E.

DVB Bank S.E.

        On March 31, 2014, the Group entered into a new loan facility with DVB Bank S.E. to replace the Alpha Bank A.E. Lichtenstein facility. The outstanding balance of the new loan facility of $21.7 million, is payable through (i) twenty consecutive quarterly instalments of $0.54 million each and (ii) a balloon payment of $10.9 million payable on maturity date of the credit facility together with the last loan instalment. The final maturity date of the credit facility is in March 2019 and the credit facility bears interest at an annual interest rate of LIBOR plus a margin of (i) 3.0% p.a. in case the ratio of the loan outstanding over the fair market value of the vessel is lower than 50% or (ii) 3.25% in case the ratio of the loan outstanding over the fair market value of the vessel is equal to or over 50%, payable in arrears. As of June 30, 2014, $21.2 million was outstanding under the credit facility and there were no undrawn funds available.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

General

        APL is the Corporate Guarantor for all the facilities above. The guarantee has the following financial covenants:

  •
  The Corporate Guarantor should maintain market adjusted net worth of not less than $5.0 million up to and including December 31, 2014, $10.0 million from January 1, 2015 through December 31, 2015 and $20.0 million from January 1, 2016 thereafter plus 80% of the gross proceeds of any equity offering by the Corporate Guarantor.

  •
  EBITDA shall exceed the aggregate amount of loan repayments and interest by 100% up to and including December 31, 2013, 105% for 2014, 120% for 2015 and 125% thereafter.

  •
  Minimum liquid funds of $0.25 million per each owned vessel up to and including December 31, 2014 and $0.35 million per each owned vessel during 2015. Thereafter, for owned vessels under bareboat charter, minimum liquid funds must be 3 months of debt service and for owned vessel not under bareboat charter, minimum liquid funds must be 3 months of debt service plus uncovered operating expenses, as defined in the relevant loan agreement.

        The collateral under the facilities above are usual and customary for a transaction of this type and include, but are not limited to the following:

  •
  First and second priority mortgages over the vessels

  •
  First and second priority assignments of the vessels' insurances, income and earnings, time charter contracts, and operating and retention accounts

  •
  First and second priority pledge of shares of the owners of the vessels

  •
  Assignment of vessel earnings.

        The Group is in compliance with its debt covenants as of June 30, 2014.

Borrowings repayment schedule

        The following table sets forth the scheduled repayments of the outstanding debt:

Twelve month period ending June 30,	HSH Nordbank A.G. Facilities	DVB Bank S.E.	Total
2015	$7,004,097	$4,140,280	$11,144,377
2016	7,004, 097	4,140,280	11,144,377
2017	7,004, 097	4,140,280	11,144,377
2018	7,004, 097	4,140,280	11,144,377
2019	33,624,848	24,736,953	58,361,801

Long-term debt	61,641,236	41,298,073	102,939,309

Current portion of long term debt	(7,004, 097)	(4,140,280)	(11,144,377)

Total long-term debt	$54,637,139	$37,157,793	$91,794,932

        The weighted average interest rate paid from January 1, 2014 to June 30, 2014 was 3.2%.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

8. Borrowings (Continued)

        The following table shows the book value of the assets pledged under the credit facilities as of June 30, 2014:

Total
Vessels, net	$141,155,169
Restricted cash	$489,704

9. Related Party Transactions

Management agreements

        Each vessel-owning subsidiary of the Group has entered into management agreements with Empire Navigation for the five product tankers in the fleet and Empire Bulkers for the bulk carrier Evian. Both management companies are related parties and are jointly owned by two of our Board of Directors ("BOD") members. Under the management agreements, operations, technical, and marine services are provided to the vessels by the Managers.

        Pursuant to the management agreement with Empire Bulkers, each vessel-owning subsidiary is obligated to pay the Manager a management fee of $750 per day. On the anniversary date of each management agreement there is an increase in the daily rate by 2.0%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which will be reimbursed by each vessel-owning subsidiary on an as incurred basis. The management agreements are for a period of ten years from the date signed.

        Pursuant to the management agreement with Empire Navigation, each vessel-owning subsidiary is obligated to pay the Manager a management fee of $350 per vessel, per day where the vessel is on bareboat charter, otherwise $750 per day. On the anniversary date of each management agreement there is an increase in the daily rate by 3.0% where the vessel is on bareboat charter, otherwise 2%. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and other similar third party expenses, which are settled by each vessel-owning subsidiary on an as incurred basis. The management agreements are for a period of ten years from the date signed.

        The Group recognized $387,950 of management fees incurred during the six month period ended June 30, 2014. The aforementioned management fees are included under "Management fees—related party" in the condensed combined statements of operations.

Broker Commissions

        Carrington Shipping GmbH ("Carrington") provides the Group with broker services under each vessel charter party agreement. Carrington receives commission of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel. Carrington is controlled by a member of the Company's Board of Directors. The Group expensed $149,045 of broker commissions during the six month period ended June 30, 2014. These fees are presented separately in the accompanying condensed combined statements of operations under the line item "Voyage expenses—related parties".

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

9. Related Party Transactions (Continued)

        As of June 30, 2014 the related party receivables, as presented in the Condensed Combined Balance Sheet consists of $860,081 that were due from Empire Navigation Inc. as a result of advance payments for operating expenses.

        Related party receivables consist of the following:

	June 30, 2014	December 31, 2013
Empire Navigation Inc.	$860,081	$—

Total	$860,081	$—

        Related party payables consist of the following:

	June 30, 2014	December 31, 2013
Empire Bulkers Limited	$769,564	$915,049
Empire Navigation Inc.	—	199,440
Carrington Shipping Gmbh	85,529	59,759

Total	$855,093	$1,174,248

10. Accrued Expenses

        Accrued expenses consist of the following:

	June 30, 2014	December 31, 2013
Borrowings interest	$202,759	$338,477
Interest on interest rate swaps	141,206	152,341
Professional fees	511,617	88,563
Broker commissions—third parties	78,516	29,452
Other	94,855	35,404

Total	$1,028,953	$644,237

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

11. Accounts payable

        Accounts payable consist of the following:

	June 30, 2014	December 31, 2013
Chartering brokers	$482,698	$469,656
Manning agents	98,245	284,618
Other suppliers	341,193	172,477
Other	548,321	350,112

Total	$1,470,457	$1,276,863

12. Parent Net Investment

        The financial information with respect to the Group is reflected in the individual legal entities that comprise the Group. Because the separate entities that comprise the Group were not held by a single legal entity as of June 30, 2014, Parent net investment is shown in lieu of shareholders' equity in these condensed combined financial statements. Parent net investment represents the cumulative net investment by the Fund in the Group through that date.

        The amount shown in the accompanying condensed combined balance sheet as Parent Contributions represents a cash contribution of $52,500,000 made by the Fund on October 11, 2013 for the acquisition of the six vessels (see Note 5).

        On September 16, 2013, the Fund acquired a 53.4% shareholder interest in HSM Products Limited ("HSM") for $11.9 million. This was accounted as non-cash Parent Contribution (see Note 7).

13. Taxes

        Under the laws of Marshall Islands and Liberia, the countries of the Company's incorporation and vessels' registration, the Group's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes. Registration and tonnage taxes have been included in Vessels' operating expenses in the accompanying condensed combined statement of operations.

Income tax

        Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

13. Taxes (Continued)

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the company's outstanding stock ("5 Percent Override Rule").

        The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013 taxable year, and the Group takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond Group's control that could cause the Company or its subsidiaries to fail to qualify for the benefit of this tax exemption and thus to be subject to U.S. federal income tax on U.S.-source shipping income.

Tonnage tax

        A tax bill that was ratified by the Greek Parliament in January 2013 and further amended in December 2013 included provisions amending the tax regime applicable to shipping activities. In particular, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax from January 1, 2013 onwards. The Greek Tonnage Tax liability burdens the ship owning company, however ship management companies are held liable for the payment of the bill during the period of exercising the management of the vessel. Hence the ship management company files the tax return and pays the respective tax on behalf of the ship owning company. The Group recognized $47,434 of Greek tonnage tax during the six month period ended June 30, 2014.

14. Charter agreements

        The following table summarizes the terms under the Group's bareboat and time charters as of June 30, 2014:

Company	Earliest Redelivery Date	Gross Daily Rate	Type of charter
Indiana R Shipping Company Limited(1)	May 2018	$9,000	Bareboat
Britto Shipping Company Limited	March 2019	$14,550	Bareboat
Hongbo Shipping Company Limited	June 2019	$14,550	Bareboat
Lichtenstein Shipping Company Limited	December 2018	$14,550	Bareboat
Warhol Shipping Company Limited	December 2014	$14,950	Time Charter

(1)
Charter has options to extend for periods of one year, up to a maximum of three years, at the same rate.

        As of June 30, 2014, the future minimum revenues, before brokerage commissions expected to be recognized on non-cancellable bareboat and time charters as of June 30, 2014 is presented in the table

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

14. Charter agreements (Continued)

below. This amount does not assume any exercise of optional extension periods which are at the charterers' option.

Amount
June 30, 2015	$21,878,350
June 30, 2016	19,217,250
June 30, 2017	19,217,250
June 30, 2018	18,893,250
June 30, 2019	11,436,300

Total minimum lease revenue	$90,642,400

Bareboat charter cancellation of MR Pat Brown with charterer (Note receivable)

        On January 4, 2014, the vessel MR Pat Brown was delivered back to Warhol Shipping Company Limited (owners) following early termination of the bareboat charterer by the charterer. The owner agreed to compensation of $4.3 million pursuant to the termination agreement, which will be paid in 47 semi-monthly installments of $0.09 million each and one installment of $0.07 million starting from the date of redelivery of vessel.

        In this respect, on January 4, 2014, the present value of the compensation was $3.7 million and was recorded as a "Note Receivable". On the same date, the unamortized balance of the intangible asset related to this charter was fully amortized.

        The following table summarizes the Note receivable as of June 30, 2014:

Note receivable current portion	$2,134,893
Note receivable non-current portion	943,671

Total Note receivable	$3,078,564

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

15. Commitments and Contingencies

        Under the bareboat agreements for Britto, Hongbo and Lichtenstein, at the bareboat termination date, the charterers have the option to purchase the vessels for $40.0 million. The charterers must give 6 months notice prior to exercising the option. Under the UACC Shams bareboat charter, the charterer has the option to purchase the vessel at set prices during the charter. The following table describes the purchase prices payable by the charterer for the vessel during the duration of the time charters (in USD million):

Strike date (UACC Shams)	UACC Shams(1)
May 24, 2014 / N/A	Option was not exercised
May 24, 2015 / N/A	$32.00
May 23, 2016 / February 19, 2016	$31.00
May 23, 2017 / February 19, 2017	$29.50
May 23, 2018 / February 19, 2018	$28.00
May 23, 2019 / February 19, 2019	$26.75
May 22, 2020 / N/A	$25.50
May 22, 2021 / N/A	$24.25

(1)
The charterer has the right to purchase the vessel at any time during the charter after Year 3. If the purchase option is exercised during an option year rather than at an option year end, the purchase price is correspondingly reduced by the time elapsed during that option year.

Contingencies

        The Group has not been involved in any legal proceedings which may have, or have had a material effect on its business, financial position, results of operations or liquidity, nor is the Group aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Group may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Group expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

16. Voyage and Vessel Operating Expenses

        Voyage and vessel operating expenses consist of the following:

Voyage expenses	For the six month period ended June 30, 2014
Commissions charged by third parties	$315,865
Chemicals	39,151

Voyage expenses	$355,016

Commissions charged by related parties	149,045

Total voyage expenses	$504,061

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

16. Voyage and Vessel Operating Expenses (Continued)

Vessel operating expenses	For the six month period ended June 30, 2014
Crew wages and related costs	$646,905
Change of Management	172,396
Lubricants	149,581
Repairs, spares and maintenance	89,760
Other	275,686

Vessel operating expenses	$1,334,327

Management fees charged by related party	387,950

Total operating expenses	$1,722,277

17. Interest Expense and Finance Costs

        Interest expense and finance costs, in the accompanying condensed combined statement of operations consist of the following:

For the six month period ended June 30, 2014
Borrowings interest	$1,722,046
Deferred financing costs amortization	109,042
Other	5,337

Total	$1,836,425

18. Financial Instruments

        A subsidiary of APL has entered into two Interest Rate Swaps with HSH. Under the terms of the first interest rate swap, the Group pays HSH quarterly interest at a fixed rate of 4.73% and HSH pays the Group quarterly interest of LIBOR. Interest is payable based on an amortizing notional amount which, at June 30, 2014, was $12.9 million. The maturity of the swap is December 24, 2014, at which date the notional amount will have amortized to $12.4 million.

        The second interest rate swap is a contingent range accrual swap. Under the terms of the swap, HSH pays the Group quarterly interest of LIBOR on an amortizing notional amount, which was $14.9 million at June 30, 2014. The Group pays HSH quarterly interest of 5.55% less a contingent range accrual percentage on the amortizing loan amount. The contingent rate accrual is 2.5% multiplied by the number of days the USD-ISDA-Swap rate falls in the range of approximately between 2.0% and 5.0% as a fraction of the number of days in the quarter, as long as USD-ISDA-Swap Rate is fixed above 3.85% per annum. Otherwise, the contingent range accrual is 0.0%. The maturity date of the swap is February 2, 2015, at which point the notional amount of the swap is $13.9 million.

        The fair value of the swaps as of June 30, 2014 and December 31, 2013 was $734,063 and $1,433,355 respectively and are presented gross in the condensed combined balance sheet. There are no offsetting

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

18. Financial Instruments (Continued)

asset interest rate swaps. The positive change in fair value of the financial instruments for the period from January 1, 2014 to June 30, 2014 was $699,293 unrealized gain while the realized swap interest loss during the period from January 1, 2014 to June 30, 2014 was $721,011.

19. Fair value of financial instruments

        The carrying value and estimated fair value of the Group's financial instruments are as follows:

	June 30, 2014
	Carrying Value	Fair Value
Cash and cash equivalents	$3,796,042	$3,796,042
Restricted cash	$489,704	$489,704
Accounts payable	$1,470,457	$1,470,457
Related party payables	$855,093	$855,093
Long term debt	$102,939,309	$102,939,309
Financial instruments	$734,063	$734,063
Related party receivables	$860,081	$860,081
Note receivable	$3,078,564	$3,078,564

	December 31, 2013
	Carrying Value	Fair Value
Cash and cash equivalents	$2,777,895	$2,777,895
Restricted cash	$1,269,985	$1,269,985
Due from charterers, net	$897,436	$897,436
Accounts payable	$1,276,863	$1,276,863
Related party payables	$1,174,248	$1,174,248
Long term debt	$120,947,394	$120,947,394
Financial instruments	$1,433,355	$1,433,355

        The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The restricted cash balance includes unencumbered liquid assets that are readily convertible into cash. The carrying amounts of accounts receivable and accounts payable approximate their fair value because of their short term maturity. The carrying amount of the long term debt and the note receivable approximates their fair value. The present value of the note receivable was estimated based on available information relating to the counterparty and maturity of the note.

Fair Value Measurements

        Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

        Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

        Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of June 30, 2014.

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

19. Fair value of financial instruments (Continued)

        The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair value measurements at June 30, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$3,796,042	$3,796,042	$—	$—
Restricted cash	$489,704	$489,704	$—	$—
Note receivable	$3,078,564	$—	$3,078,564	$—
Long term debt	$102,939,309	$—	$102,939,309	$—

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$2,777,895	$2,777,895	$—	$—
Restricted cash	$1,269,985	$1,269,985	$—	$—
Long term debt	$120,947,394	$—	$120,947,394	$—

        The following table presents the Group's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair value measurements at June 30, 2014 Using
	Total	Level I	Level II	Level III
Financial instruments	$734,063	$—	$734,063	$—

	Fair value measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Financial instruments	$1,433,355	$—	$1,433,355	$—

        The fair value of the Group's interest rate swap derivative instrument is determined using a discounted cash flow approach based on forward market labor rates and their volatility. Forward market labor rates are corroborated by observable market data at commonly quoted intervals of the full term of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

20. Discontinued Operations

        From the beginning of its operations, the Group owned one drybulk carrier, the MV Evian that represented the Group's dry bulk business. On April 16, 2014 MV Evian was sold to an unrelated third party and the company ceased to monitor operations business under two reportable segments. The Group determined that the Drybulk Business met the requirements of Accounting Standards Codification Subtopic 205-20, Discontinued Operations and, accordingly, the Drybulk Business is reflected as discontinued operations in the Group's condensed combined statements of operations for the period presented. For the six months ended June 30, 2014, the Group allocated to discontinued operations $0.6 million of revenues, net, $(0.6) million of operating expenses, $(0.2) million of voyage expenses, $(0.2) million of depreciation expense, $(0.1) million of management fees and interest expense of $(0.1) million, based on actual expenses incurred by the subsidiary that owned the vessel that was disposed

Poseidon Product Tankers

Notes to the Condensed Combined Financial Statements (Continued)

(All amounts expressed in U.S. Dollars)

20. Discontinued Operations (Continued)

of. Furthermore, for the same period of time, the Group allocated to discontinued operations loss on sale of the vessel of $(1.7) million for the six months period ended June 30, 2014.

        The following table represents the revenues and net loss from discontinued operations:

June 30, 2014
Revenues, net	$628,401
Net loss from discontinued operations	(2,388,075)

21. Subsequent Events

        On July 10, 2014, the Fund incorporated the holding company MR Holding Limited in order to acquire three additional MR product tankers. On the same date, MR Holding Limited acquired the shares of three vessel-owning companies, namely MR Aquarius Limited, MR Leo Limited and MR Aries Limited that will purchase the vessel Marlin Glory, Marlin Iris and Marlin Topaz, respectively. On July 11, 2014, memorandum of agreements were signed between the three vessel-owning companies and a seller to acquire three vessels.

Balance Sheet for Product Shipping Limited

 Report of Independent Registered Public Accounting Firm

        To the Shareholders and the Board of Directors of Product Shipping Limited

        In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Product Shipping Limited at May 27, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
July 15, 2014

 PRODUCT SHIPPING LIMITED
BALANCE SHEET
(In U.S. Dollars)

As of May 27, 2014 (date of incorporation)
ASSETS
Total current assets	$—

Total assets	$—

Liabilities and Shareholder's Equity
Commitments and contingencies	—

Shareholder's Equity
Common stock, no par value, 500 shares authorized, 1 share issued and outstanding	$—

Total shareholder's equity	$—

Total liabilities and shareholder's equity	$—

The accompanying notes are an integral part of this balance sheet.

 PRODUCT SHIPPING LIMITED
NOTE TO THE BALANCE SHEET
(In U.S. Dollars)

NOTE 1: NATURE OF OPERATIONS

        Product Shipping Limited (the "Company"), was incorporated in the Marshall Islands on May 27, 2014 with the purpose of acquiring a fleet of identified product carriers upon the successful listing of its shares in the United States. The Company has no assets and no liabilities and there have been no transactions involving the Company as of July 14, 2014. Therefore, statements of operations, stockholders' equity and cash flows have been omitted.The Company anticipates filing a registration statement for an initial public offering of its common shares.

        Under the articles of incorporation dated May 27, 2014, the Company's authorized capital is 500 registered shares without par value. As of May 27, 2014 there was 1 share issued and outstanding. The bearer of the share is entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial statements of Product Shipping Limited have been derived by combining the historical financial statements of Poseidon Product Tankers ("Poseidon") and HSM Products Limited ("HSM") (in each case, which are included elsewhere in this prospectus) and applying pro forma adjustments to these combined historical financial statements. The following unaudited pro forma combined financial statements give effect to the following transactions, as if they occurred on January 1, 2013 for the pro forma statement of operations for the year ended December 31, 2013 and the six month period ended June 30, 2014 and as if they occurred on June 30, 2014, for the pro forma balance sheet as of June 30, 2014:

Acquisition of Poseidon and MR Holding by Product Shipping Limited (the "Poseidon Dropdown")

  •
  The acquisition of Poseidon and MR Holding by Product Shipping Limited in exchange for newly-issued shares of Products Shipping Limited with an aggregate fair value of $             million, based upon an assumed initial public offering price of $            per share;

  •
  The elimination of income statement and balance sheet balances that relate to a vessel (UACC Shams) that historically constituted a part of Poseidon but which will be divested as part of the IPO Formation Transactions and not be part of the ongoing operations of Product Shipping Limited; and

  •
  The full elimination of the cash balances as a result of a dividend to existing shareholders prior to the IPO Formation Transactions.

Acquisition of HSM by Products Shipping Limited (the "HSM Dropdown")

  •
  The acquisition of HSM by Product Shipping Limited in exchange for newly-issued shares of Product Shipping Limited with an aggregate fair value of $             million, based upon an assumed initial public offering price of $            per share;

  •
  The elimination of income statement balances relating to a vessel (Evian) that was sold by HSM during the year ended December 31, 2013; and

  •
  The full elimination of the cash balances as a result of a dividend to existing shareholders prior to the IPO Formation Transactions.

This Offering, Use of Proceeds and New Debt Facilities

  •
  The issuance of                  newly-issued shares of Product Shipping Limited at $        per share which is the mid-point of the estimated price range set forth on the cover of this prospectus for aggregate cash consideration of $         million;

  •
  The payment of offering-related expenses aggregating $            ;

  •
  The acquisition of LR Holding, Ltd., an entity newly formed by affiliates of ours that will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet;

  •
  The acquisition of four vessels, which acquisition is contingent upon the successful consummation of this offering; and

  •
  In connection with this offering, the Company and three of the Company's vessel-owning subsidiaries expect to enter into four separate senior secured credit facilities (the "New Debt Facilities") with Credit Suisse AG, as described elsewhere in this prospectus, having an aggregate facility amount of up to $200.0 million, of which up to $150.0 million would be available to finance the remaining portion of the purchase price of the four vessels in the Company's Expansion Fleet and to refinance the remaining outstanding balance under existing credit facilities.

        The Poseidon Dropdown will be accounted for as a transaction between entities under common control. Accordingly, the assets and liabilities of the Poseidon will be recorded by Product Shipping Limited at their historical carrying amounts. Product Shipping Limited was established by and is controlled by the AMCI Poseidon Fund, LP, (the "Fund") and the Fund also controls 100% of the vessels included in the Poseidon Dropdown. As part of the IPO Formation Transactions, the Poseidon Dropdown will occur prior to receipt of the IPO proceeds from new investors and as a result, the Fund will control the vessels included in the Poseidon Dropdown before and after the dropdown which results in common control accounting. The HSM Dropdown will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"). The acquisition method of accounting uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820"). ASC 805 requires, among other things, that the tangible and intangible assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date, with any excess of the purchase price over the net identifiable net assets acquired recognized as goodwill.

        The unaudited pro forma combined financial statements have been derived from (i) the historical financial statements of Poseidon and HSM, in each case included elsewhere in this prospectus and (ii) applying to them pro forma adjustments based upon assumptions that we believe to be reasonable and which are described in the footnotes included hereto.

        The unaudited pro forma combined financial statements reflect the application of pro forma adjustments that are preliminary (such as fair values of vessels, intangibles and debt) and are based upon available information and certain assumptions, described in the accompanying notes hereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the transactions contemplated above occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that we will experience going forward. In addition, the accompanying unaudited pro forma combined statement of operations does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that we expect to incur or generate.

        The following unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the six-month period ended June 30, 2014 and the unaudited pro forma combined balance sheet as of June 30, 2014 are based upon and derived from and should be read in conjunction with the audited historical financial statements as well as the unaudited historical condensed financial statements for the six-month period ended June 30, 2014 of Poseidon and HSM (in each case, prepared in accordance with U.S. GAAP) as well as the information set forth in "Use of Proceeds," "Selected Historical Financial Information," and "Management's Discussion and Analysis" of Financial Condition and Results of Operations.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30, 2014
(In thousands of U.S. dollars)

	Product Shipping Limited Historical	Poseidon Product Tankers Historical (Note 1)	Pro Forma Adjustments Poseidon Product Tankers (Note 2)		HSM Products Ltd Historical (Note 3)	Pro Forma Adjustments HSM Products Ltd (Note 4)		Pro Forma Total—IPO Formation Transactions		Pro Forma Adjustments Offering, Use of Proceeds and New Debt Facilities (Note 5)		Pro Forma Condensed Combined
Cash and cash equivalents	—	3,796	(3,796)	2a,2b	3,767	(3,767)	4h	—		—	5a
			4,800	2c				4,800		(4,800)	5b	—
Restricted cash	—	490	(490)	2b	2,176	(2,176)	4h	—		—		—
Due from charterers	—	—	—		655	—		655		—		655
Inventories	—	44	—		432	—		476		—		476
Related party receivables	—	860	269	2a	480	—		1,609		—		1,609
Prepaid expenses and other current assets	—	100	(4)	2a	295	—		391		—		391
Note receivable	—	2,135	—		—	—		2,135		—		2,135

Total current assets	—	7,425	779		7,805	(5,943)		10,066		—		—
Restricted cash	—	—	—		4,241	(4,241)	4h	—		—		—
Vessels, net	—	141,155	(29,796)	2a	118,478	28,897	4a	258,734		111,480	5b	370,214
Cash Deposit for acquisition of Vessels	—	—	7,400	2c	—	—		7,400		(7,400)	5b	—
Deferred financing costs, net	—	999	(105)	2a	52	(52)	4b	894		(894)	5c	—
										—	5c	—
Financial instruments	—	—	—		330	—		330		—		330
Equity method investment	—	13,513	(5,438)	2d	—	(8,075)	4e	—		—		—
Intangible assets	—	11,430	—		—	—		11,430		3200	5b	14,630
Note receivable	—	944	—		—	—		944		—		944
Other assets	—	782	—		—	—		782		(782)		—

Total non-current assets	—	168,823	(27,939)		123,101	16,529		280,514		—		—

Total assets	—	176,248	(27,160)		130,906	10,586		290,580		—		—

Current portion of long term debt	—	11,144	(2,092)	2a	10,815	—		19,867		(19,867)	5d	—
										—	5c	—
Accounts payable	—	1,471	(9)	2a	2,202	—		3,664		—		3,664
Unearned charter revenue	—	1,353	—		657	—		2,010		—		2,010
Related party payables	—	855	—		184	—		1,039		—		1,039
Accrued expenses	—	1,029	(21)	2a	1,142	—		2,150		—		2,150
Financial instruments	—	734	—		—	—		734		—		734

Total current liabilities	—	16,586	(2,122)		15,000	—		29,464		—		—
Long-term debt	—	91,795	(16,471)	2a	95,324	2,765	4c	173,413		(173,413)	5d	—
										—	5c	—
Intangible liabilities	—	2,660	(2,660)	2a	—	—		—		1,180	5b	1,180

Total non-current liabilities	—	94,455	(19,131)		95,324	2,765		173,413		—		—
		—
Common stock	—	—	—		—	—		—		1		1
Additional paid in capital	—	—	59,300	2e	30,139	(13,340)	4g	76,299		—		—
Net parent investment	—	65,207	(65,207)	2e	—	—		—		—		—
(Accumulated deficit)/Retained earnings	—	—	—		(9,557)	20,961	4g	11,404	4e	—	5c,5d	—

Total shareholders' equity	—	65,207	(5,907)		20,582	7,821		87,703		—		—
		—

Total shareholders' equity and liabilities	—	176,248	(27,160)		130,906	10,586		290,580		—		—

See accompanying "Notes to the Unaudited Pro Forma Condensed Combined Financial Statements."

Unaudited Pro Forma Condensed Combined Statement of Operations
for the six month period ended June 30, 2014
(In thousands of U.S. dollars, except share data)

	Product Shipping Limited Historical	Poseidon Product Tankers Historical (Note 1)	Pro Forma Adjustments Poseidon Product Tankers (Note 2)		HSM Products Ltd Historical (Note 3)	Pro Forma Adjustments HSM Products Ltd (Note 4)		Pro Forma Total—IPO Formation Transactions	Pro Forma Adjustments Offering Use of Proceeds and New Debt Facilities (Note 5)		Pro Forma Condensed Combined
Revenues, net	—	10,972	(1,967)	2a	19,208	—		28,213	—	5e	28,213
Vessels operating expenses	—	(1,334)	3	2a	(7,553)	—		(8,884)	—		(8,884)
Voyage expenses—related parties	—	(149)	20	2a	(241)	—		(370)	—	5f	(370)
Voyage expenses	—	(355)	41	2a	(2,897)	—		(3,211)	—	5f	(3,211)
Management fees—related parties	—	(388)	63	2a	(583)	—		(908)	—	5g	(908)
General and administrative expenses—related parties	—	—	—		(300)	—		(300)	—		(300)
General and administrative expenses	—	(108)	1	2a	(140)	—		(247)	—		(247)
Drydocking costs	—	(420)	—		—	—		(420)	—		(420)
Vessels depreciation	—	(3,057)	653	2a	(2,632)	(827)	4a	(5,863)	—	5h	(5,863)

Total expenses	—	(5,811)	781		(14,346)	(827)		(20,203)	—		(20,203)
Operating (loss)/income	—	5,161	(1,186)		4,862	(827)		8,010	—		8,010
Interest expense and finance costs	—	(1,837)	329	2a	(2,325)	627	4c	(3,206)	3,128	5c	(68)
	—	—	—		—	—		—	—	5c	—
Interest income	—	171	—		2	—		173	—		173
Other, net	—	(8)	—		(2)	—		(10)	—		(10)
Change in fair value of financial instruments	—	(22)	—		(337)	—		(359)	—		(359)

Total other expenses	—	(1,696)	329		(2,662)	627		(3,402)	—		—
Equity in net earnings of affiliated companies	—	1,130	—		—	(1,130)	4f	—	—		—

Net income (loss) from continuing operations	—	4,595	(857)		2,200	(1,330)		4,608	—		—

Unaudited Pro Forma Condensed Combined Statement of Operations
for the year ended December 31,2013
(In thousands of U.S. dollars, except share data)

	Product Shipping Limited Historical	Poseidon Product Tankers Historical (Note 1)	Pro Forma Adjustments Poseidon Product Tankers (Note 2)		HSM Products Ltd Historical (Note 3)	Pro Forma Adjustments HSM Products Ltd (Note 4)		Pro Forma Total—IPO Formation Transactions	Pro Forma Adjustments Offering, Use of Proceeds and New Debt Facilities (Note 5)		Pro Forma Condensed Combined
Revenues, net	—	3,422	(829)	2a	47,434	(9,707)	4d	40,320	—		40,320
Vessels operating expenses	—	(102)	1	2a	(19,997)	2,536	4d	(17,562)	—		(17,562)
Voyage expenses—related parties	—	(61)	9	2a	(591)	118	4d	(525)	—		(525)
Voyage expenses	—	(138)	18	2a	(19,433)	6,368	4d	(13,185)	—		(13,185)
Management fees—related parties	—	(135)	27	2a	(1,287)	184	4d	(1,211)	—		(1,211)
General and administrative expenses—related parties	—	—	—		(600)	—		(600)	—		(600)
General and administrative expenses	—	(113)	—		(152)	5	4d	(260)	—		(260)
Drydocking costs	—	—	—		(3,254)	—		(3,254)	—		(3,254)
Vessels depreciation	—	(1,283)	274	2a	(6,027)	(958)	4a,4d	(7,994)	—		(7,994)
Gain on sale of vessel	—	—	—		2,701	(2,701)	4d	—	—		—

Total expenses	—	(1,832)	329		(48,640)	5,552		(44,591)	—		(44,591)
Operating (loss)/income	—	1,590	(500)		(1,206)	(4,155)		(4,271)	—		(4,271)
Interest expense and finance costs	—	(794)	144	2a	(7,078)	3,359	4c,4d	(4,369)	4,193	5c	(176)
		—							—	5c	—
Interest income	—	—	—		7	—	4d	7	—		7
Other, net	—	(3)	—		87	12	4d	96	—		96
Change in fair value of financial instruments	—	(22)	—		32	—		10	—		10

Total other expenses	—	(819)	144		(6,952)	3,371		(4,256)	—		—
Equity in net earnings of affiliated companies	—	507	—		—	(507)	4f	—	—		—

Net (loss)/income from continuing operations	—	1,278	(356)		(8,158)	(1,291)		(8,527)	—		—

See accompanying "Notes to the Unaudited Pro Forma Condensed Combined Financial Statements."

1.     Historical Combined Financial Statements of Poseidon Product Tankers

        The audited combined historical financial statements of the Poseidon Product Tankers for the period from September 4, 2013 through December 31, 2013 and the unaudited condensed combined historical financial statements as of June 30, 2014 and for the six-month period ended June 30, 2014, prepared in accordance with U.S. GAAP, are included elsewhere in this prospectus.

2.     Pro Forma Adjustments: Poseidon Dropdown

        Upon consummation of this offering, Poseidon and HR Holding will be acquired by Product Shipping Limited and this acquisition will be accounted for as a transaction between entities under common control. Accordingly, the assets and liabilities of Poseidon and HR Holding will be recorded by Product Shipping Limited at their historical carrying amounts.

        (2a) Reflects the elimination of historical transactions and balances of the vessel UACC Shams for the period from October 16, 2013 (the date Poseidon acquired the vessel UACC Shams) to December 31, 2013 and for the six month period ended June 30, 2014, as the vessel will be divested as part of the IPO Formation Transactions and not be part of the ongoing operations of Product Shipping Limited.

        (2b) Reflects the full elimination of cash and restricted cash balances as a result of a dividend to be paid prior to the IPO transaction to existing shareholders. The restricted cash, held as collateral by the banks, is expected to be released upon consummation of this offering. Cash and cash equivalents of $3,796 includes a dividend received from HSM of $5,438, the elimination of UACC Shams cash of ($143) and the dividend to shareholders of ($9,091).

        (2c) Reflects the dropdown of the vessel deposits and cash for the three MR vessels in the Expansion Fleet that will be acquired upon consummation of this offering (discussed in Note 5 of the pro forma statements). On July 10, 2014, the Fund incorporated the holding company MR Holding Limited in order to acquire three additional MR product tankers. On the same date, MR Holding Limited acquired the shares of three vessel owing companies, namely MR Aquarius Limited, MR Leo Limited and MR Aries Limited that will purchase the vessel Marlin Glory, Marlin Iris and Marlin Topaz, respectively. Subsequent to July 10, 2014, the Fund has contributed $12.2 million in cash to MR Holding, of which $7.4 million has been used for vessel deposits.

        (2d) Reflects the dividend to be paid to the shareholders of HSM upon the completion of this offering. The $5,438 thousand reflects the 53.4% of the dividend described in Note 4h.

        (2e) As part of the IPO Formation Transactions, Product Shipping Limited will acquire Poseidon Product Tankers and MR Holding through a share exchange, which is described elsewhere in this prospectus. The total Parent Net Investment in Poseidon Product Tankers (as adjusted for dividends of $9,581 and carrying value of equity of vessel UACC Shams of $8,526) will be reclassified to additional paid-in-capital.

3.     Historical Financial Statements of HSM Products Limited

        The audited consolidated historical financial statements of HSM Products Limited for the year ended December 31, 2013 and the unaudited condensed consolidated historical financial statements as of June 30, 2014 and for the six month period ended June 30, 2014, prepared in accordance with U.S. GAAP, are included elsewhere in this prospectus.

4.     Pro Forma Adjustments: HSM Dropdown

        The following table summarizes the pro forma adjustments related to the pro forma condensed income statement for the year ended December 31, 2013 of HSM Products Limited:

	Removal of Regulus January 1, 2013 - November 2013		Pro Forma Adjustments HSM Business Acquisition		Pro Forma Adjustments HSM Products Ltd
	(In thousands of U.S. dollars)
Revenues, net	(9,707)	(4d)	—		(9,707)
Vessels operating expenses	2,536	(4d)	—		2,536
Voyage expenses—related parties	118	(4d)	—		118
Voyage expenses	6,368	(4d)	—		6,368
Management fees—related parties	184	(4d)	—		184
General and administrative expenses—related parties	—		—		—
General and administrative expenses	5	(4d)	—		5
Dry-docking costs	—		—		—
Vessels depreciation	710	(4d)	(1,668)	(4a)	(958)
Gain on sale of vessel	(2,701)	(4d)	—		(2,701)

Total expenses	7,220		(1,668)		5,552
Operating gain/(loss)	(2,487)		(1,668)		(4,155)
Interest expense and finance costs, net	288	(4d)	3,071	(4c)	3,359
Interest income	—	(4d)	—		—
Other, net	12	(4d)	—		12
Change in fair value of financial instruments	—		—		—

Total other expenses	300		3,071		3,371
Equity in net earnings of affiliated companies	—		(507)	(4f)	(507)

Net (loss)/income	(2,189)		896		(1,291)

        Due to a shareholders' agreement between the two shareholders of HSM, no decision can be unilaterally taken by either of the two parties alone and this results in neither shareholder having control over HSM. The Company concluded that the shareholders' agreement substantively constrains the ability of the majority shareholder to make decisions in the ordinary course of business. Accordingly, the Company concluded that the majority shareholder did not unilaterally control HSM. Upon the HSM dropdown, Product Shipping Limited will gain 100% control of HSM and, accordingly, the HSM dropdown will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"). The acquisition method of accounting uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820").

        We have made a preliminary assessment of the fair value of the assets to be acquired and liabilities to be assumed, which is based upon estimates that we believe are reasonable and are subject to revision as additional information becomes available. The preliminary fair values, as well as their incremental effects are as follows:

	Pro Forma Carrying Value as of June 30, 2014	Estimated Fair Value	Pro Forma Fair Value Adjustment
	(In thousands of U.S. dollars)
Vessels, net	118,478	147,375	28,897
Net working capital(1)	(1,993)	(1,993)	—
Debt	(112,046)	(112,046)	—
Debt discount	5,907	3,142	(2,765)
Deferred financing costs	52	—	(52)

Net Assets	10,348	36,478	26,080

Fair value of shares exchanged		—

Goodwill		—

(1)
As adjusted for a dividend to be paid of $10,184 thousand as of the offering date and described in Note 4h.

        (4a) Reflects the preliminary fair value adjustment as of June 30, 2014 to bring the carrying value of the vessels as of the date of the HSM dropdown to their fair value as well as their respective incremental depreciation. The preliminary fair values were estimated with the assistance of two independent third-party broker valuations. The useful lives used to calculate the incremental depreciation are consistent with the useful lives used in the financial statements and the remaining useful lives as of June 30, 2014 range from 17 to 18 years.

	Vessel Values			Pro Forma Fair Value incremental Depreciation
Vessel	Carrying Value as of June 30, 2014	Estimated Fair Value	Pro Forma Fair Value Adjustment	For the 12 month period ended December 31, 2013	For the 6 month period ended June 30, 2014
	(In thousands of U.S. dollars)			(In thousands of U.S. dollars)
FR8 Venture	19,213	25,750	6,537	(389)	(193)
LR Mimosa	15,483	25,750	10,267	(613)	(304)
MR Arcturus	20,356	23,125	2,769	(159)	(79)
MR Canopus	21,573	24,750	3,177	(172)	(85)
MR Kentaurus	20,844	24,000	3,156	(171)	(85)
MR Sirius	21,009	24,000	2,991	(164)	(81)

Total	118,478	147,375	28,897	(1,668)	(827)

        (4b) Reflects the fair value adjustment to the carrying value of deferred financing costs as of June 30, 2014.

        (4c) Reflects the preliminary fair value of the debt as of the date of this offering. The debt discount adjustment is $2,765 thousand and was calculated utilizing a 3.19% discount rate (which is estimated based on market data for debt with similar contract terms, interest rate including margin and maturities as well as taking into account the Company's creditworthiness). In addition, the income statement reflects the adjustments of $3,071 thousand and $627 thousand for the year ended December 31, 2013 and the six month period ended June 30, 2014, respectively, to the amortization of the debt discount, had the fair value of debt been adjusted as of January 1, 2013.

        (4d) Reflects the elimination of the historical transactions from the statement of operations for the vessel for the period covering January 1, 2013 to November 4, 2013 (the date Regulus was sold) as the vessel was sold during the year ended December 31, 2013 and accordingly, will not be included as part of the HSM dropdown.

        (4e) Reflects the elimination of the equity method investment held by Poseidon in HSM. Upon consummation of the IPO Formation Transactions, Product Shipping Limited will acquire the remaining 46.6% equity interest of HSM from Maas Capital and, in accordance with ASC 805-10-25-10, Product Shipping Limited's previously held equity interest of 53.4% should be remeasured to fair value at the date the controlling interest is acquired. The fair value of 100% of HSM was estimated based on information management developed with respect to the estimated fair values of the individual assets and liabilities of HSM as noted in the introductory paragraph of Pro Forma Note 4. The difference between the carrying value and the fair value of the previously held equity interest should be recognized as a gain or loss in the statement of operations. The difference between the carrying value and the fair value of the 53.4% equity interest in HSM results in a gain of $11,404 thousands and has been calculated as follows:

Pro Forma carrying value of the 53.4% equity method investment in HSM	$8,075
Fair value of 100% of HSM	$36,478
Fair value of 53.4%	$19,479

Gain on equity method investment upon obtaining control	$11,404

        The gain on the equity method investment is not reflected in the pro forma statement of operations as the adjustment is considered to be a non-recurring item.

        (4f)  Reflects the elimination of earnings in equity method investee, net of dividends described in Note 4h.

        (4g) As part of the IPO Formation Transactions, Product Shipping Limited will acquire HSM Product Limited through a share exchange which is described elsewhere in this prospectus. Following are the impacts to the statement of changes in equity:

	Pro Forma adjustments to Additional paid in capital	Pro Forma adjustments to (Accumulated deficit)/ Retained earnings
	(In thousands of U.S. dollars)
Elimination of equity method investment	(8,075)	—
Dividends(1)	(10,184)	—
Fair value adjustments(2)	—	26,080
Reclassification of retained earnings(3)	16,523	(16,523)
Gain—equity method investment(4)	(11,404)	11,404

Total pro forma adjustments to shareholders' equity	(13,140)	20,961

(1)
Reflects the dividend to be declared as of the date of this offering, as described in Note (4h).

(2)
Reflects the net fair value adjustments as described in the introductory paragraph of Pro Forma Note 4.

(3)
Reflects the reclassification to additional paid-in-capital of the fair value adjustment of $26,080 thousand (see adjustment (2) above), net of the historical carrying value of accumulated deficit of $9,557 thousand.

(4)
Reflects the gain on equity method investment that will be recognized upon gaining control of HSM, as described in Note (4e).

        Pro Forma shareholders equity is inclusive in the $87,703 thousand of total combined pro forma shareholders' equity of Poseidon and HSM after the IPO Formation Transactions in the pro forma balance sheet.

        (4h) Reflects the full elimination of cash and restricted cash balances as a result of a dividend to be paid prior to the IPO Formation Transactions existing shareholders. The restricted cash, held as collateral by the banks, is expected to be released upon consummation of this offering. Pro Forma Cash and restricted cash totalling $10,184 will be paid as a dividend.

5.     Offering, Use of Proceeds and New Debt Facilities Pro Forma Adjustments

        We estimate that gross proceeds from this offering will be $             million based upon the issuance of                 shares at $            per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus. The following table illustrates the estimated use of proceeds:

Gross proceeds	$—
Estimated fees and expenses	—	5a

Net proceeds	—
Acquisition of vessels	(55,900	)5b
Repayment of existing debt	(88,500	)5c

Cash on hand	$—

        (5a) Reflects the estimated fees and expenses related to this offering.

        (5b) Reflects the acquisition of LR Holding, Ltd., an entity newly formed by affiliates of ours that will be party to the definitive purchase agreement to acquire the LR1 product tanker in our Expansion Fleet and the intended acquisition of the four vessels including charters, for aggregate consideration of $113,500 thousand (which includes estimated acquisition costs of $100,000) of which $55,900 thousand will be paid with offering proceeds, $45,400 will be financed through the New Debt Facilities, $4,800 will be paid with cash from the Fund, and $7,400 thousand will be paid with deposits made by the Fund. The Company preliminary analyzed the intended acquired net assets to determine whether they met the definition of a business, as that term is defined by ASC 805-10-55-4, and concluded that the acquired net assets did not meet the definition of a business and plan to account for the acquisition of the vessels (including charters) as asset acquisitions. The pro forma adjustments are based upon a contractual agreement and the contract price has been preliminary allocated to the fair value of the net assets acquired.

        The company has estimated preliminary fair values as of June 30, 2014 for the vessels, charters and options to be acquired and has allocated, the consideration in accordance with ASC 805-10-25-10, as follows:

	Vessel	Above/(below) market charter	Purchase option
	(In thousands of U.S. dollars)
Cape Talara	36,300	5,340	(2,140)
Marlin Glory	24,390	(390)	N/A
Marlin Iris	24,400	(400)	N/A
Marlin Topaz	26,390	(390)	N/A

Total	111,480	4,160	(2,140)

        (5c) In connection with this offering, the Company will obtain a senior secured debt financing from Credit Suisse AG "the New Debt Facilities" for up to $200.0 million, of which up to $150.0 million is available to finance the remaining portion of the purchase price of the four vessels in our Expansion Fleet and refinance the expected remaining outstanding balance under our existing credit facilities, as discussed elsewhere in this prospectus. As a result of the refinancing, the following adjustments are reflected in the pro forma financial statements:

  •
  Reflects the amount drawn under the New Debt Facilities and the full repayment of the existing debt.

  •
  Reflects the write-off of the existing deferred financing costs of $894 thousand, and the recognition of new deferred financing costs of $             thousand for the New Debt Facilities.

  •
  Reflects the pro forma adjustment to interest expense and financing costs as a result of the new financing under the New Debt Facilities, based upon an effective interest rate of            .

        (5d) Reflects the full repayment of existing debt balances through the combination of Use of Proceeds and the New Debt Facilities. $89,883 thousand from the use of proceeds and $102,607 thousand from the New Debt Facilities (subsequent to debt repayments of $             million from July 1, 2014 up until offering date) will be used to fully repay the existing debt. As a result of the repayment of the CA-CIB Facility, a non-recurring write-off of the debt discount of $3,413 thousand has been reflected in shareholders' equity.

        (5e) The calculation of the pro forma basic and diluted earnings per share attributable to the owners of Product Shipping Limited is based on a preliminary price per share of $            and the following data:

	Consideration	Number of Shares
Poseidon dropdown	$—	—
Acquisition of 46.6% of HSM	$—	—
Repayment of debt	$89,883	—
Acquisition of four vessels	$53,907	—
Stub period dividend (offering date to September 30, 2014)	$—	—
—
Pro forma net income from continuing operations		$—

Pro forma basic and diluted earnings per share		$—

PRODUCT SHIPPING LIMITED

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

        The Registrant is a Marshall Islands corporation. Section 60 of the Business Corporations Act of the Republic of the Marshall Islands, or the BCA, provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

        Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 60 of the BCA. In this regard, the Registrant has entered into employment agreements with its chief executive officer, chief operating officer and chief financial officer which provide that the Registrant will maintain directors' and officers' liability insurance policies during the term of such executive's employment and for five years thereafter at a level, and on terms and conditions, no less favorable than the coverage the Registrant provides other similarly-situated executives so long as such coverage is available from the carrier and does not increase the cost of such policy by more than 10% per annum.

        The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. In this regard, the Registrant's Bylaws provide that such expenses (including attorneys' fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Registrant deems appropriate, and the board of directors may authorize the Registrant's legal counsel to represent a present or former director or officer in any action, suit or proceeding, whether or not the Registrant is a party to such action, suit or proceeding. The Registrant's Bylaws further provide for indemnification of directors and officers on the basis described above as being permitted by Section 60 of the BCA and provide, to the extent authorized from time to time by the board of directors of the Registrant, rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred to directors and officers of Registrant.

        The Articles of Incorporation of the Registrant provide that no director shall have personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but the liability of a director is not limited or eliminated (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.

Item 7.    Recent Sales of Unregistered Securities.

        Following the date of the final prospectus, and prior to the closing of this offering, we intend to issue an aggregate of       shares of our common stock to AMCI Poseidon Fund, LP and Maas Capital Investments B.V. in exchange for their contribution to us of the equity interests in the entities that directly or indirectly own the acquisition agreements and vessels comprising our Combined Fleet. We expect this issuance to be exempt from registration as a transaction that will not involve an offer or sale and, in any event, as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Item 8.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Incorporation
3.2	*	Amended and Restated Bylaws
4.1	*	Specimen of Share Certificate
5.1	*	Opinion of Watson, Farley & Williams LLP, Marshall Islands counsel, as to the validity of the common stock being issued
5.2	*	Opinion of Morgan, Lewis & Bockius LLP, United States counsel
8.1	*	Opinion of Morgan, Lewis & Bockius LLP, United States counsel, with respect to certain tax matters

Exhibit Number		Description
8.2	*	Opinion of Watson, Farley & Williams LLP, Marshall Islands counsel, with respect to certain tax matters
10.1	*	Form of Management Agreement
10.2	*	Equity Compensation Plan
10.3	*	Form of Share Exchange Agreement
10.4	*	Form of Registration Rights Agreement
10.5	*	Form of Right of First Offer Agreement
10.6	*	Form of Non-Competition Agreement
10.7	*	Form of Credit Agreement by and between Credit Suisse AG, as lender, and Product Shipping Limited
10.8		Memorandum of Agreement, dated July 11, 2014, by and between MR Leo Limited, as Buyer, and Marlin Shipping 1 LLC, as Seller
10.9		Memorandum of Agreement, dated July 11, 2014, by and between MR Aquarius Limited, as Buyer, and Marlin Shipping 2 LLC, as Seller
10.10		Memorandum of Agreement, dated July 11, 2014, by and between MR Aries Limited, as Buyer, and Marlin Shipping 3 LLC, as Seller
10.11	*	Stock Purchase Agreement relating to LR1 vessel
21.1	*	Subsidiaries
23.1		Consent of PricewaterhouseCoopers S.A.
23.2		Consent of PricewaterhouseCoopers S.A.
23.3		Consent of PricewaterhouseCoopers S.A.
23.4	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2 and Exhibit 8.1)
23.5	*	Consent of Watson, Farley & Williams LLP, Marshall Islands Counsel (included in Exhibits 5.1 and 8.2)
23.6		Consent of Drewry Maritime Research
23.7		Consent of Bert Van Druten, as director nominee
23.8		Consent of Apostolos Kontoyannis, as director nominee
23.9		Consent of Nimesh N. Patel, as director nominee
24.1		Power of Attorney (included on signature page)

*
To be filed by subsequent amendment

Item 9.    Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   That for purposes of determining any liability under the Securities Act of 1933, as amended, or the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elliniko, Greece on August 14, 2014.

PRODUCT SHIPPING LIMITED
By:	/s/ STAMATIS MOLARIS
	Name:	Stamatis Molaris
	Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints each of Stamatis Moralis and Stewart Crawford, acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, whether pre-effective or post-effective and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto or any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 14, 2014.

Signature	Title

/s/ STAMATIS MOLARIS Stamatis Molaris	Chief Executive Officer and Chairman (Principal Executive Officer)
/s/ STEWART CRAWFORD Stewart Crawford	Chief Financial Officer (Principal Financial and Accounting Officer)

 AUTHORIZED UNITED STATES REPRESENTATIVE

        Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this Registration Statement on August 14, 2014.

PUGLISI & ASSOCIATES
/s/ DONALD J. PUGLISI
Name: Donald Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Incorporation
3.2	*	Amended and Restated Bylaws
4.1	*	Specimen of Share Certificate
5.1	*	Opinion of Watson, Farley & Williams LLP, Marshall Islands counsel, as to the validity of the common stock being issued
5.2	*	Opinion of Morgan, Lewis & Bockius LLP, United States counsel
8.1	*	Opinion of Morgan, Lewis & Bockius LLP, United States counsel, with respect to certain tax matters
8.2	*	Opinion of Watson, Farley & Williams LLP, Marshall Islands counsel, with respect to certain tax matters
10.1	*	Form of Management Agreement
10.2	*	Equity Compensation Plan
10.3	*	Form of Share Exchange Agreement
10.4	*	Form of Registration Rights Agreement
10.5	*	Form of Right of First Offer Agreement
10.6	*	Form of Non-Competition Agreement
10.7	*	Form of Credit Agreement by and between Credit Suisse AG, as lender, and Product Shipping Limited
10.8		Memorandum of Agreement, dated July 11, 2014, by and between MR Leo Limited, as Buyer, and Marlin Shipping 1 LLC, as Seller
10.9		Memorandum of Agreement, dated July 11, 2014, by and between MR Aquarius Limited, as Buyer, and Marlin Shipping 2 LLC, as Seller
10.10		Memorandum of Agreement, dated July 11, 2014, by and between MR Aries Limited, as Buyer, and Marlin Shipping 3 LLC, as Seller
10.11	*	Stock Purchase Agreement relating to LR1 vessel
21.1	*	Subsidiaries
23.1		Consent of PricewaterhouseCoopers S.A.
23.2		Consent of PricewaterhouseCoopers S.A.
23.3		Consent of PricewaterhouseCoopers S.A.
23.4	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2 and Exhibit 8.1)
23.5	*	Consent of Watson, Farley & Williams LLP, Marshall Islands Counsel (included in Exhibits 5.1 and 8.2)
23.6		Consent of Drewry Maritime Research
23.7		Consent of Bert Van Druten, as director nominee
23.8		Consent of Apostolos Kontoyannis, as director nominee

Exhibit Number	Description
23.9	Consent of Nimesh N. Patel, as director nominee
24.1	Power of Attorney (included on signature page)

*
To be filed by subsequent amendment.